As filed with the Securities and Exchange Commission on July 15, 2021.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FINWISE BANCORP
(Exact Name of Registrant as Specified in Its Charter)
Utah	6022	83-0356689
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
756 East Winchester
Suite 100
Murray, UT 84107
(801) 501-7200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)
Kent Landvatter
President and Chief Executive Officer
FinWise Bancorp
756 East Winchester
Suite 100
Murray, UT 84107
(801) 501-7200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:
Peter G. Smith, Esq. Terrence Shen, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100	Beth A. Whitaker, Esq. Heather Archer Eastep, Esq. Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, TX 75202 (214) 979-3000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of each Class of Security to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	$50,000,000	$5,455
(1)
Includes shares of common stock to be sold by the selling shareholder and shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares in the offering.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

(3)	Calculated pursuant to Rule 475(o) under Securities Act of 1933, based on an estimate of the proposed maximum aggregate offering price.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated    , 2021
PRELIMINARY PROSPECTUS
  Shares

FINWISE BANCORP
Common Stock
This prospectus relates to the initial public offering of FinWise Bancorp. We are offering     shares of our common stock. The selling shareholder identified in this prospectus are offering an additional     shares of our common stock. We will not receive any proceeds from sales of shares by the selling shareholder.
Prior to this offering, there has been no established public market for our common stock. We currently estimate that the initial public offering price of our common stock will be between $   and $    per share. We have applied to list our common stock on NASDAQ under the symbol “FINW.”
We are an “emerging growth company” as defined under the federal securities laws, and may take advantage of reduced public company reporting and relief from certain other requirements otherwise generally applicable to public companies. See “Implications of Being an Emerging Growth Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 26.
	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling shareholder (before expenses)	$	$
(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for additional information.
We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an additional     shares of common stock from us on the same terms set forth above.
Neither the Securities and Exchange Commission nor any other state securities commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of our common stock that you purchase in this offering are not deposits, savings accounts or other obligations of our bank or nonbank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The underwriters expect to deliver shares of common stock to purchasers on or about    , 2021, subject to customary closing conditions.
Joint Book-Running Managers
Piper Sandler & Co.	UBS Investment Bank
Co-Manager
Stephens Inc.
Prospectus dated   , 2021

ABOUT THIS PROSPECTUS
In this prospectus, unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us,” “the Company” and “FinWise Bancorp” refer to FinWise Bancorp and its wholly owned subsidiary, FinWise Bank, which we sometimes refer to as “FinWise Bank,” “FinWise,” “the Bank” or “our Bank,” and references to “common stock” refer to our voting common stock.
This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”
Unless otherwise stated, all information in this prospectus gives effect to a    -for-one stock split of our common stock completed effective   , 2021. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Unless otherwise stated or the context requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of our common stock.
Unless otherwise stated or the context requires, all amounts in this prospectus expressed as percentages for quarterly periods are calculated on an annualized basis.
The information contained in this prospectus, or any free writing prospectus prepared by or on behalf of us or to which we have referred you, is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our assets, business, cash flows, condition (financial or otherwise), liquidity, prospects or results of operations may have changed since that date.
You should not interpret the contents of this prospectus, or any free writing prospectus prepared by or on behalf of us or to which we have referred you, to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.
You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you.
We, the selling shareholder and the underwriters have not authorized anyone to provide any information to you other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. We, the selling shareholder and the underwriters are not making an offer of these securities in any jurisdiction where such offer is not permitted.
“FinWise” and its logos and other trademarks referred to and included in this prospectus belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ® or the ™ or symbols, but such references are not intended to indicate that we will not fully assert under applicable law our trademark rights. Other service marks, trademarks and trade names referred to in this prospectus, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.
Market and Industry Data
This prospectus includes government, industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Our estimation of the total available market for our nationwide strategic relationship program (“Strategic Program”) business line is based on industry data for unsecured personal loans. We believe the total available market may be larger than as indicated in this prospectus as the Bank offers Strategic Programs specific to point of sale lending and commercial lending which may not be accounted for in our estimates. Although we believe these sources are reliable, we have not independently verified the information obtained from these sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in total annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. For as long as we are an emerging growth company, we are:
•
permitted to present only two years of audited financial statements, in addition to any required interim financial statements, and only two years of related discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•
exempt from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•
permitted to choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements;

•	permitted to provide less extensive disclosure about our executive compensation arrangements; and
•	not required to hold non-binding shareholder advisory votes on executive compensation or golden parachute arrangements.
We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if (i) we have total annual gross revenues of $1.07 billion or more (as that amount may be periodically adjusted by the SEC), (ii) we issue more than $1.0 billion of non-convertible debt in a three-year period, or (iii) we become a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30, in which case we would no longer be an emerging growth company as of the following December 31. We have taken advantage of certain reduced reporting obligations in this prospectus. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders. Accordingly, the information contained herein or provided in the future may be different than the information you receive from other public companies in which you hold stock.
In addition to reduced disclosure and the other relief described above, the JOBS Act provides emerging growth companies with an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and the historical consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.
Who We Are
Overview
We are FinWise Bancorp, a Utah bank holding company headquartered in Murray, Utah. We operate through our wholly-owned subsidiary, FinWise Bank, a Utah state-chartered non-member bank. We make loans to and take deposits from consumers and small businesses across the United States of America (“USA”). We believe four of our distinguishing characteristics are:
•
our strategic relationships with third party loan origination platforms, many of whom use technology to facilitate loan origination, that allow us to capture a high volume of diverse loan origination and loan performance data from the billions of dollars of loans that we have originated, sold or held in four main lending areas;

•
our FinView™ Analytics Platform (“FinView™”), including our enterprise data warehouse, which is a proprietary technology developed by us to enhance our ability to gather and interpret performance data for the loans originated by us and to help us identify attractive risk-adjusted market sectors;

•
our core deposits which, as of March 31, 2021 and December 31, 2020, constituted 91.1% and 91.5% of our funding sources, respectively (excluding the Paycheck Protection Program Liquidity Facility (the “PPPLF”)), and have been highly reliable and relatively low cost (our core deposits comprise the sum of demand deposits, negotiable order of withdrawal (“NOW”) accounts, money market deposit accounts (“MMDA”), savings accounts, and time deposits under $250,000 that are not brokered deposits); and

•	our seasoned management team, which has considerable banking experience, particularly in our core lines of business.
Combined, we believe these attributes enable us to effectively manage our risk and achieve superior rates of growth and profitability compared to other banks, as reflected in S&P Global Market Intelligence rankings of banks and thrifts. For each of the past five years, FinWise Bank has been recognized as a Top Performing Bank by S&P Global Market Intelligence and in 2020, FinWise Bank ranked as the second-best performing bank and thrift in the USA with up to $3 billion in assets. The 2020 ranking was based on a scoring system comprised of six key ratios encompassing profitability, revenue growth, capitalization and credit quality. The following table illustrates FinWise Bank’s rank and percentile rank as compared to other banks and thrifts less than $1 billion or $3 billion in size as of December 31 for each of the years presented:
Year	Comparable Banks & Thrifts By Size	Comparable Banks & Thrifts Count	FinWise Bank Rank	Percentile
2020	<$3 billion in Assets	4,287	#2	99.9%
2019	<$3 billion in Assets	4,391	#41	99.1%
2018	<$3 billion in Assets	4,619	#12	99.7%
2017	<$1 billion in Assets	4,383	#3	99.9%
2016	<$1 billion in assets	4,585	#26	99.4%
Source: S&P Global Market Intelligence
We are able to generate significant interest and non-interest income from the billions of dollars of loans that we annually originate, sell or hold in four main lending areas: (i) nationwide strategic relationship programs (“Strategic Programs”), (ii) multi-state Small Business Administration (“SBA”) 7(a) lending program, (iii) residential and commercial real estate lending in and around the Salt Lake City, Utah metropolitan statistical area (“MSA”), and (iv) multi-state consumer lending primarily through our point-of-sale (“POS”) lending program.

Except in the case of our recent funding of Paycheck Protection Program (“PPP”) loans, we have principally relied on core deposits, including deposits from other financial institutions (“Institutional Deposits”), to fund our lending activities but also have used brokered deposits and borrowings when we deem appropriate. In 2020, as a result of high volumes of PPP lending, we accessed the PPPLF as part of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act of 2020. See “SBA 7(a) Lending” below.
As of December 31, 2020, on a consolidated basis, we had total assets of $317.5 million, total loans of $261.8 million including $107.1 million in PPP loans, total deposits of $164.5 million, and total shareholders’ equity of $45.9 million. As of March 31, 2021, on a consolidated basis, we had total assets of $330.1 million, total loans of $245.2 million including $65.9 million in PPP loans, total deposits of $188.5 million, and total shareholders’ equity of $52.3 million. For the year ended December 31, 2020, we originated $2.6 billion in total loans, had net income of $11.2 million and a 28.4% return on average equity. For the three months ended March 31, 2021, we originated $1.0 billion in total loans, had net income of $5.3 million and a 43.1% return on average equity. The chart below depicts our growth in total assets from December 31, 2010 through March 31, 2021, and net income (loss) and profitability metrics (ROAA and ROAE) for each of the years ended December 31, 2010 through December 31, 2020, and the three months ended March 31, 2021:
Total Assets ($000s)

Note: Total assets as of December 31, 2020 and March 31, 2021 includes approximately $107.1 million and $65.9 million in PPP loans, respectively. The proportion of PPP loans to total assets as of December 31, 2020 and March 31, 2021 is illustrated in the chart above in orange.
Net Income (Loss) ($000s)

Return on Average Equity

Return on Average Assets

Note: We calculate our average assets and average equity for a year by dividing (a) the sum of our total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business (i) at the beginning of the relevant year and (ii) at the ending of the relevant year, by (b) two. We calculate our average assets and average equity for a quarter by dividing (a) the sum of our total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business (i) at the beginning of the relevant quarter and (ii) at the ending of the relevant quarter, by (b) two.

Our History
Founded in 1999, FinWise Bank (formerly known as Utah Community Bank) operated as a local community bank focusing on real estate lending in and around the Salt Lake City, Utah MSA. The Company was formed in 2002 and acquired 100% of the stock of Utah Community Bank.
During the Great Recession, the Bank experienced considerable asset quality issues and entered into a Cease and Desist Order with the Federal Deposit Insurance Corporation (“FDIC”) in 2009. In 2010, the Bank began a search for new leadership and approached Mr. Kent Landvatter about becoming Chief Executive Officer. Mr. Landvatter believed that he could resolve the Bank’s financial and regulatory issues and that its relatively small balance sheet ($32.4 million in assets as of December 31, 2010), single branch location and limited legacy technology infrastructure provided flexibility that made the Bank an appealing launching point for his strategic plan. In September 2010, Mr. Landvatter, a 30-year veteran of banking at the time, with experience serving as the president of Comenity Capital Bank and Goldman Sachs Bank, USA, joined the Company and the Bank as President and Chief Executive Officer. Upon joining the Company, Mr. Landvatter developed a plan to promptly resolve the Cease and Desist Order in 2011 and then began to execute on a data and technology-driven banking strategy informed by his experience in and around similar banking businesses. The timeline below sets forth key milestones in the deployment of our strategic plan along with related results since 2010.

In August 2011, the FDIC Cease and Desist Order was removed and we launched our POS lending program.
In 2014, we launched our SBA 7(a) lending program, and began receiving loan referrals from Business Funding Group, LLC (“BFG”). BFG is a nationally significant referral source of SBA loans and the Bank’s primary SBA referral source.
In 2015, Mr. Javvis Jacobson joined the Company and the Bank as Executive Vice President and Chief Financial Officer to lead our financial and day-to-day operational matters.
In 2016, Mr. David Tilis, Senior Vice President and Chief Strategy Officer, joined the Bank’s management team to lead the launch of our Strategic Programs. We also launched the development of FinView™ that year.
In 2018, we opened a loan production office in Rockville Centre, New York primarily to support our Strategic Programs and SBA lending program. Mr. James Noone also joined the Bank in 2018 as Executive Vice President and Chief Credit Officer. Mr. Noone implemented comprehensive processes leading to a significant expansion of our SBA lending program. Also in 2018, in part based on analytics generated by FinView™, we began retaining selected Strategic Program loans.
In 2019, to further solidify our mutually beneficial relationship, the Company issued additional shares of its common stock, representing 10.9% of the Company’s outstanding common stock, to certain members of BFG in exchange for a 10.0% membership interest in BFG. The BFG ownership interest that we acquired through this transaction is comprised of Class A Voting Units representing approximately 5.0% of both the voting membership interests and the aggregate membership interests of BFG and Class B Non-Voting Units representing approximately 5.0% of the aggregate membership interests of BFG.
In 2020, the Company issued 45,000 warrants to purchase shares of our common stock to certain members of BFG in exchange for a right of first refusal to acquire, and an option to purchase, any and all membership interests in BFG until January 1, 2028. Such warrants were issued at an exercise price of $40.00 per share and are not subject to vesting provisions. Unless otherwise exercised, the warrants issued by the Company will expire on March 31, 2028. As of June 30, 2021, BFG members (including Paul Brown, a selling shareholder) beneficially owned an aggregate of 559,528 shares (including these warrants), or approximately 37.1% of our issued and outstanding common stock, as calculated in accordance with the SEC’s beneficial ownership rules as discussed under “Principal Shareholders” below. See “Business—Relationship with Business Funding Group” below. Later in 2020, the Bank’s diversification strategy was tested and, to date, proved resilient to the effects of the Covid-19 pandemic. Ms. Dawn Cannon also joined the Bank’s management team as Executive Vice President and Chief Operating Officer to lead and expand our operational capabilities, including the growth of our POS lending programs as part of our long-term strategic plan.
As of June 30, 2021, our directors and executive officers beneficially owned an aggregate of 522,246 shares, or approximately 34.1%, of our issued and outstanding common stock. One of our directors is also a BFG owner whose ownership interest is further disclosed in “Risk Factors—Risks Related to this Offering and an Investment in Our Common Stock—Our executive management, board of directors, and BFG owners have significant control over our business” below.
Our Business Model
For many years, we have closely observed how technology has digitized the banking industry. Due in part to lifestyle and economic changes resulting from the Covid-19 pandemic, we have recently noticed an increasing preference for technology-based banking solutions as consumers and businesses seek tailored, technologically automated banking experiences delivered through online and mobile channels. Technological innovation is allowing forward thinking financial services businesses to meet this need. We are positioned to benefit from this trend by: (i) partnering with technology-oriented loan origination platforms in our Strategic Programs, SBA lending, and POS lending business lines, and (ii) successfully deploying our own in-house technology to deliver loan and deposit solutions to our customers directly and through third parties. We believe that for certain consumer and commercial banking business lines, in which our management team has considerable experience, developing and using technology to deliver products and services and leveraging technology to collect and organize data is a competitive advantage. Our business model for the past 10 years has been designed to capitalize on this advantage and these trends.
We believe recent advances in technology have also greatly expanded the ability to efficiently capture, store and utilize data for the purpose of informing business decisions. Since 2016, we have focused on enhancing the technological infrastructure and data analytics that make up what we call our FinView™ Analytics Platform, which we use to collect, analyze and apply data to provide potential borrowers with enhanced access to credit while managing the Bank’s risk profile. FinView™ is now five years in the making and as we continue to improve its functionality and aggregate data, FinView’s™ usefulness increases. In 2017, the Bank began using its first Application Programming Interface (“API”) to connect with our Strategic Program service providers to facilitate credit decisioning and funding. Beginning in 2018, FinView™ data was used to analyze the retention of selected Strategic Program loans. In 2020, the Bank enhanced its enterprise data warehouse to more efficiently capture loan origination and servicing data. In 2021, the Bank is in the process of building out FinView’s™ business analytics module and launching an updated version of its API. We believe the expanding functionality of FinView™ will permeate other areas of the Bank, leading us to new insights and opportunities. For example, in the future, we expect to develop machine learning and artificial intelligence as part of FinView™. The compilation of millions of loan origination and servicing data points creates deep insights that drive better informed decision-making across asset classes and enables more efficient product launches.
We believe that customers will gravitate to banks that offer them desirable products in a convenient, compliant and safe manner. Using our strategy, we are able to reach a large number of consumers and small businesses and deliver highly regulated, appropriately risk priced banking products that help our customers meet their financial goals and improve their lives. To accomplish this, we have developed a strong culture of compliance and have entered into strategic relationships with loan origination platforms who share our desire to provide borrowers with viable and compliant banking products. Borrowers to whom we originate loans through our Strategic Programs include consumers considered super prime (FICO score of 720 and higher), prime (FICO score of 660 through 719), near prime (FICO score of 640 through 659) and subprime (FICO score below 660), as well as consumers that lack a credit history as reported through one of the three credit bureaus. Our focus on developing relationships with seasoned and compatible loan origination platforms, our technology infrastructure and our in-house expertise provide us the tools to serve a diverse set of customers and provide an improved banking experience.

Our Enhanced Credit Risk Management Tools
We believe a critical aspect of managing credit risk lies in understanding key indicators of credit performance and applying them timely, consistently and effectively. Our strategy and expertise afford us unique tools to manage credit risk including (i) the ability to curate a diversified loan portfolio based on access to a broad array of bank-originated loans underwritten within program-specific criteria, and (ii) collecting, interpreting and utilizing detailed loan origination and performance data to monitor and adjust risk exposure. These tools have enhanced our credit risk management and allowed the Bank to selectively and purposefully build and maintain a diversified loan portfolio with superior risk-adjusted returns. In addition to customary credit risk management tools, where possible we use these tools in our lending programs. For example:
•
In SBA 7(a) lending, we lend to small business and professionals. Our credit risk management is augmented by the fact the loans are partially guaranteed by the SBA. We further mitigate our credit risk in this program by using data, such as the nature of the business, use of proceeds, length of time in business and management experience to help us target loans that we believe have lower credit risk. Our prudent underwriting, closing and servicing processes are essential to effective utilization of the SBA 7(a) program, as the SBA guaranty is conditioned upon proper underwriting, closing and servicing by the lender.

•
In our Strategic Program lending, we originate unsecured and secured consumer and business loans to borrowers with certain Bank-approved credit profiles. The credit profiles are based on specific predetermined underwriting criteria informed by our extensive data and analytics. While we sell the vast majority of loans in this lending program shortly after origination, the Bank may choose to retain a portion of the funded loans and/or receivables. Our credit risk is mitigated by focusing on amortizing loans, lending to borrowers with demonstrated ability to repay, and extending loans that are priced appropriately to the credit profile of the borrower (including credit history). Smaller loans are often unsecured and therefore rely more on predictive models that allow us to appropriately price credit based on probable losses.

Management tracks, manages and reports credit exposure limits for each lending program and bank-wide in order to comply with limits set by our board of directors. Our policies also dictate bank wide diversification and program specific limits.
Our Lending Programs
We have experienced significant growth in assets, loans, deposits and earnings during the last three years, all of which has been achieved organically. While the Bank regularly identifies target markets and products which we seek to launch as pilot programs, we believe the primary source of continued growth of the Bank will be from our current core business lines:
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SBA 7(a) Lending: Since 2014, we have utilized relationships with third parties (primarily BFG) to originate loans partially guaranteed by the SBA, to small businesses and professionals. We typically sell the SBA-guaranteed portion (generally 75% of the principal balance) of the loans we originate at a premium in the secondary market while retaining all servicing rights and the unguaranteed portion. We analyze public data provided by the SBA to target or avoid loans and industries with specific characteristics that may lead to unacceptable rates of future loan losses. We believe the experience of our management team, our ability to analyze loan performance data, our loan processing structure, our ability to leverage our referral relationship with BFG, careful underwriting, servicing and proactive collection policies have resulted in charge-off experience in our SBA portfolio that outperforms industry averages. Based on data sets for the SBA beginning October 1, 2012 through March 31, 2021, SBA 7(a) loans made by the Bank have a charge-off rate of 0.3% versus 1.2% for the entire SBA 7(a) lending industry on average. We believe, based on our current relatively low market penetration, the opportunity to continue to expand this business line is significant and that the SBA 7(a) product provides an entry point to broaden our banking relationship with these customers to potentially include deposits and POS financing opportunities. Loan terms generally range from 120 to 300 months and interest rates currently range from the prime rate plus 200 basis points to the prime rate plus 275 basis points, as adjusted quarterly. In 2020, we originated approximately $80.3 million in SBA 7(a) loans and held approximately $96.2 million of SBA 7(a) loans on our balance sheet as of December 31, 2020, excluding PPP loans. During the three months ended March 31, 2021, we originated approximately $37.5 million in SBA 7(a) loans and held approximately $101.9 million of SBA 7(a) loans on our balance sheet as of March 31, 2021, excluding PPP loans, of which $48.0 million was guaranteed by the SBA and $53.9 million was unguaranteed. Excluding the impact of an aggregate of $65.9 million in PPP loan balances outstanding as of March 31, 2021, our loan portfolio as of that date is comprised of 30.1% in unguaranteed portion of SBA 7(a) loans and 26.8% in guaranteed portions of SBA 7(a) loans.
As an experienced SBA 7(a) lender, we were an active participant in the PPP. Through these efforts, we provided PPP loans to 700 businesses, totaling approximately $126.6 million, as of December 31, 2020. No PPP loans were originated by the Company during the three months ended March 31, 2021. In addition to a 1.0% interest rate paid by the borrower, the PPP loans also resulted in fees paid by the SBA to the Bank for processing PPP loans, which fees are accreted into interest income over the life of the applicable loans. If a PPP loan is forgiven or paid off before maturity, the remaining unearned fee is recognized into income at that time. For the year ended December 31, 2020, the Company recognized approximately $0.4 million in PPP-related SBA accelerated deferred loan fees through interest income as a result of PPP loan forgiveness. For the three months ended March 31, 2021, the Company recognized approximately $0.9 million in PPP-related SBA accreted deferred loan fees through interest income, $0.6 million of which were accelerated as a result of PPP loan forgiveness. The majority of the approximately $1.0 million remaining in deferred fees as of March 31, 2021 are expected to be recognized as the PPP loans are forgiven, which we expect to occur over the next several quarters.
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Strategic Programs: Over the past five years, we have established Strategic Programs with various third-party consumer and commercial loan origination platforms that use technology to streamline the origination of consumer and small commercial loans. We currently have nine Strategic Program relationships. We are highly selective in establishing relationships with loan origination platforms for our Strategic Programs. We also place a high priority on regulatory compliance and have implemented comprehensive compliance management systems with an emphasis on oversight of loan origination platforms in our Strategic Program. Finally, we seek to establish relationships with Strategic Program loan origination platforms whose philosophy aligns with our goal of helping our customers move forward, and who augment our product offerings and enable us to realize operating efficiencies. We typically retain Strategic Program loans for a number of business days after origination, following which we sell the loan receivables or whole loans to the Strategic Program loan origination platform or other investors. The terms of our Strategic Programs generally require each Strategic Program loan origination platform to establish a reserve deposit account with the Bank, intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase.

Beginning in 2018, we began selectively retaining a portion of the loans or receivables for investment based on analytics generated by FinView™ and the capacity and appetite of the Bank. Increased retention of loan originations for investment is part of the Bank’s long-term strategy. These Strategic Programs have given us access to superior yield on held-for-investment loans supported by predictive models and more expansive distribution channels for our lending. Our Strategic Programs also cover a wide range of borrower credit profiles, loan terms and interest rates. Loan terms range from 1 to 72 months. Interest rates currently range from 8% to 160%. In 2020, we originated approximately $2.4 billion in Strategic Program loans and we held for investment approximately $7.3 million in Strategic Program loans and approximately $21.0 million in Strategic Program loans held-for-sale as of December 31, 2020. During the three months ended March 31, 2021, we originated approximately $963.2 million in Strategic Program loans and we held for investment approximately $6.6 million in Strategic Program loans and approximately $37.8 million in Strategic Program loans held-for-sale as of March 31, 2021. Business checking and money market demand accounts associated with Strategic Program relationships held balances of approximately $70.1 million and $83.7 million (including $18.6 million and $24.0 million held as collateral) as of December 31, 2020 and March 31, 2021, respectively.
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Residential and Commercial Real Estate Lending. We operate a single branch location in Sandy, Utah. From this branch, we offer commercial and consumer banking services throughout the greater Salt Lake City, Utah MSA. These products are delivered using a high-touch service, relationship banking approach. The majority of the lending product consists of residential non-speculative construction loans which generate both non-interest income and interest income. Construction loan terms generally range from 9 to 12 months and interest rates currently range from the prime rate to the prime rate plus 200 basis points. All of the loans generated through this branch are held on our balance sheet. As of December 31, 2020, our branch-based banking operations consisted of approximately $25.3 million in loans (including approximately $20.6 million of residential and commercial real estate loans) and approximately

$51.4 million in deposits. As of March 31, 2021, our branch-based banking operations consisted of approximately $27.7 million in loans (including approximately $24.3 million of residential and commercial real estate loans) and approximately $49.0 million in deposits. The deposit operations at our branch focus on local businesses and individual customers that are seeking personal service and the relationships developed with our local bankers. These deposits comprise demand deposits, NOW accounts, MMDAs, savings accounts, and time deposits under $250,000 that are not brokered deposits.
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Consumer Lending via our POS Lending Program: Since 2011, the Bank has offered collateralized and uncollateralized loans to finance the purchase of retail goods and services, such as pianos, spas, and home improvements. Loan applications are submitted at the point-of-sale through an online portal. Historically, all of the loans originated through our POS lending program have been held on our balance sheet. We currently manage the credit risk associated with these loans through a variety of processes, including targeting super prime (FICO score of 720 and higher), prime (FICO score of 660 through 719) and near-prime (FICO score of 640 through 659) borrowers, prudent underwriting, proper administration, careful servicing, proactive collection policies and comprehensive merchant due diligence. Loan terms are generally 60 months and interest rates currently range from 7.0% to 14.5%. We utilize a high degree of automation in this program and track loan applications, analyze credit and approve loans by deploying a combination of FinView™ and “off-the-shelf” technology solutions. The majority of the approximately $5.5 million and $4.8 million in consumer loans outstanding as of December 31, 2020 and March 31, 2021, respectively, that were not generated through our Strategic Programs were originated in connection with our POS lending program. In 2020, we originated approximately $2.8 million in POS loans and held approximately $4.4 million of POS loans on our balance sheet as of December 31, 2020. During the three months ended March 31, 2021, we originated approximately $0.6 million in POS loans and held approximately $3.9 million of POS loans on our balance sheet as of March 31, 2021. We expect to expand this program via enhanced marketing efforts.

The charts below illustrate our loan origination volume and revenue by business line for the year ended December 31, 2020, as well as the composition of the loan portfolio by business line as of December 31, 2020. “Revenue” is a non-GAAP measure total of gross interest income and gross non-interest income.
YE 2020 Origination Volume	Loan Portfolio as of 12/31/20

YE 2020 Revenue by Business Line

Note: Commercial non-real estate loan volume and revenue for the year ended December 31, 2020 and commercial non-real estate loan balances outstanding as of December 31, 2020 are included in the “Other” category. The “RE Lending” category includes both residential and commercial real estate.

The charts below illustrate our loan origination volume and revenue by business line for the three months ended March 31, 2021, as well as the composition of the loan portfolio by business line as of March 31, 2021.1
Q1 2021 Origination Volume	Loan Portfolio as of 3/31/21

Q1 Revenue by Business Line

Note: Commercial non-real estate loan volume and revenue for the three months ended March 31, 2021 and commercial non-real estate loan balances outstanding as of March 31, 2021 are included in the “Other” category. The “RE Lending” category includes both residential and commercial real estate.
[1]	Note to Draft: PSC to provide formatted Q1 chart. Below is placeholder only.

Funding and Deposits
We use a diversified funding strategy with an emphasis on core deposits, from our local lending Strategic Programs and SBA lending program, coupled with brokered and core Institutional Deposits and borrowings as needed. While our long-established Utah branch has been a significant and reliable source of deposits, our recent growth in core deposits is principally driven by funds deposited through our Strategic Programs. The terms of our Strategic Programs generally require each Strategic Program loan origination platform to establish a reserve deposit account with the Bank, intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. The reserve deposit account balance is typically required to at least equal the total outstanding balance of loans held-for-sale by the Bank related to the Strategic Program. The Bank has the right to withdraw amounts from the reserve deposit account to fulfill loan purchaser obligations created under the Strategic Program agreements. Depending on the strength of the relationship between the Bank and our Strategic Program relationship, we may reduce the required amount of reserve deposits held and/or allow a portion of the requirement to be fulfilled by a letter of credit. In addition to the reserve deposit account, certain Strategic Program relationships have opened operating deposit accounts at the Bank. To further expand our funding options, in 2020, we piloted a new deposit product targeting SBA 7(a) customers. Our initial pilot of this program aided in growing SBA customer deposits to approximately $6.9 million and approximately $8.4 million as of December 31, 2020 and March 31, 2021 respectively. We expect to deploy marketing strategies to promote this product going forward. We may also pursue additional deposit gathering opportunities using our existing online and mobile banking products that give us the ability to attract deposits nationwide. Due to our lending strategies and ability to serve customers on a nationwide basis at declining marginal cost, we can afford to attract customers by offering competitive interest rates. Finally, our brokered and core Institutional Deposits have provided efficient low-overhead funding for growth. However, since December 31, 2018 our use of brokered and core Institutional Deposits have decreased. The charts below illustrate the changing composition of our deposit portfolio as of December 31, 2018, December 31, 2019, December 31, 2020, and March 31, 2021, including our declining reliance on brokered and core Institutional Deposits.
Total Deposits Breakdown

Our Competitive Strengths
Our business model is highly profitable. We believe our technology and systems along with our seasoned management team allow us to identify and access business lines where we can provide valuable products and services to our customers and generate superior returns for our shareholders. When compared to other banks over the past three years, we have consistently and efficiently produced higher profit performance driven by our superior risk adjusted net interest margins, ability to generate high levels of noninterest income and our scalable operating systems. For example, for the year ended December 31, 2020, our return on average assets was 4.5% compared to 0.7% for all U.S. Banks, our return on average equity was 28.4% compared to 6.9% for all U.S. Banks, our net interest margin was 11.0% compared to 2.8% for all U.S. Banks, our noninterest income to average assets ratio was 5.8% compared to 1.4% for all U.S. Banks and our efficiency ratio was 51.6% compared to 59.8% for all U.S. Banks and for the three months ended March 31, 2021, our return on average assets was 6.5% compared to 1.4% for all U.S. Banks, our return on average equity was 43.1% compared to 13.7% for all U.S. Banks, our net interest margin was 11.0% compared to 2.6% for all U.S. Banks, our noninterest income to average assets ratio was 7.5% compared to 1.4% for all U.S. Banks and our efficiency ratio was 45.9% compared to 60.0% for all U.S. Banks (based on information from the FDIC.gov website “Statistics on Depository Institutions Report”). The charts below provide comparative profit performance measures for the years ended December 31, 2018, December 31, 2019, and December 31, 2020 and the three months ended March 31, 2021.
Return on Average Assets	Return on Average Equity

Net Interest Margin	Noninterest Income / Average Assets

Efficiency Ratio

Source: All U.S. Banks information is from the FDIC website “Statistics on Depository Institutions Report.”
Note: Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.” According to the FDIC website, the data for all Banks represents 5,406, 5,177, 5,001 and 4,978 banks for 2018, 2019, 2020, and the three months ended March 31, 2021, respectively.

We apply disciplined underwriting and credit risk management. We have a disciplined credit culture with traditional credit quality practices augmented by data- and analytics-driven decision-making (through FinView™), risk management, and a broad, diversified loan portfolio. Our credit management processes emphasize prudent underwriting, proper administration, careful servicing and proactive collection policies. We believe we have positioned the Company to successfully navigate a wide range of credit environments including the current uncertain economic environment due to the Covid-19 pandemic. Many of our SBA borrowers are engaged in various pandemic resilient industries. For more information on the impact of the Covid-19 pandemic on the Company and the Bank, please see the section entitled “Recent Developments,” below.
We use data analytics and diversification as a risk management tool. We believe that our data driven loan diversification strategy plays a key role in managing a variety of risks, including credit risks, revenue volatility risk, and market cycle risk. When considering how to best diversify our loan portfolio, we consider several factors including our aggregate and business-line specific concentration risks, our business line expertise, and the ability of our infrastructure to appropriately support the product. Our ability to hold or sell newly originated loans allows us to alter the mix of our interest and non-interest income and rebalance our loan portfolio based on our credit risk appetite.
An example of our effective use of data and diversification is our SBA 7(a) loan portfolio, the largest portion of the Bank’s loan portfolio as of March 31, 2021. As of March 31, 2021, our SBA 7(a) portfolio (excluding PPP) is comprised of more than 300 loans across a variety of industries, with borrowers in 35 states as represented in the following map.

State comprises greater than 10% of Bank unguaranteed SBA 7(a) portfolio balance

State comprises greater than 5% of Bank unguaranteed SBA 7(a) portfolio balance

State in which bank has existing unguaranteed SBA 7(a) portfolio balance

Note: Percentage categories shown is calculated by dividing (a) accumulated total unguaranteed SBA 7(a) balance for each NAICS Sub-Sector by (b) the total unguaranteed SBA 7(a) balance outstanding of approximately $53.9 million as of March 31, 2021. New York state and New Jersey comprise 47.5% and 11.4%, respectively, of Bank’s unguaranteed SBA 7(a) portfolio balance as of March 31, 2021.

Our largest industries by exposure are professional, scientific and technical services (including law firms), non-store retailers (e-commerce), and ambulatory healthcare services with the remainder of the exposure being spread across several North American Industry Classification System (“NAICS”) sub-sectors. The following table presents a breakdown of the ten largest NAICS sub-sector concentrations within our SBA 7(a) portfolio as of March 31, 2021:
SBA (7) Portfolio Breakdown
NAICS Sub-Sector Code	Description	March 31, 2021 % of Total
541	Professional, Scientific and Technical Services	18.3%
454	Non-Store Retailers (Electronic Shopping)	14.7%
621	Ambulatory Health Care Services	7.7%
423	Merchant Wholesalers, Durable Goods	5.4%
445	Food and Beverage Stores (Grocery, Convenience)	5.2%
623	Nursing and Residential Care Facilities	5.2%
448	Clothing and Clothing Accessories Stores	4.5%
811	Manufacturing Repair and Maintenance	4.2%
238	Specialty Trade Contractors	3.8%
442	Furniture and Home Furnishings Stores	3.5%
	All Other	27.5%
Total		100.0%
Note: Percentage shown is calculated by dividing (a) accumulated total unguaranteed SBA 7(a) balance for each NAICS Sub-Sector by (b) the total unguaranteed SBA 7(a) balance outstanding of approximately $53.9 million as of March 31, 2021.
Data metrics that we frequently use in assessing risk in this portfolio include tenure of the business’ operating history, average FICO score and Debt Service Coverage Ratio. In addition, the experience of our management team with specific collateral and transaction types are also factored into our decision to extend credit.
Our Bank has prudently managed high rates of growth and we are able to access large market opportunities. We have built our Bank to prudently manage rapid growth. Many of our business lines are well suited to iterative processes that optimize economies of scale without sacrificing credit discipline or regulatory compliance standards. We utilize third parties to expand our market reach and we look to our talented employees to implement systems, technology, data and automation to operate efficiently and facilitate responsible growth.
We have historically entered markets that offer growth opportunities, that align with our core competencies, the prevailing trends within the banking industry and our strategic plan. We estimate the sizes of our three multi-state business lines to be:
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Strategic Programs: $100 billion in total available market based on industry data and estimates. Our estimation of the total available market for the Strategic Program business line is based on industry data for unsecured personal loans. We believe the total available market may be larger than this as the Bank offers Strategic Programs specific to POS lending and commercial lending which may not be accounted for in the above estimates.

•	SBA Lending $150 billion in total available market based on SBA agency reports.
•	POS Lending: $160 billion in total available market based on industry data and estimates.

Recent performance demonstrates our strong growth trajectory. From January 1, 2018 through March 31, 2021, our compound annual growth rate (“CAGR”), in total assets (excluding approximately $65.9 million of PPP loans outstanding as of March 31, 2021) was 54.0%, our CAGR in total loans outstanding (excluding approximately $65.9 million of PPP loans outstanding as of March 31, 2021) was 44.8% and our CAGR in total deposits was 47.6%. From January 1, 2018 through December 31, 2020, our CAGR in loan originations (excluding approximately $126.6 million of PPP loans originated during the year ended December  31, 2020) was 131.2%. As shown in the charts below, we grew total assets by 78.6%, 52.5%, 79.3% and 3.9% during the years ended December 31, 2018, December 31, 2019 and December 31, 2020 and the three months ended March 31, 2021, respectively, compared to all U.S. Banks which grew assets by 3.3%, 2.6%, 14.1% and 8.0%, respectively (based on information from the FDIC.gov website “Statistics on Depository Institutions Report”) during the same time periods.
Asset Growth Rate (Over Prior Period)	Total Loan Originations ($000s)

Source: All U.S. Banks information is from the FDIC website “Statistics on Depository Institutions Report.”
Note: According to the FDIC website, the data for all Banks represents 5,406, 5,177, 5,001 and 4,978 banks for 2018, 2019, 2020, and the three months ended March 31, 2021, respectively.
Our profit margins improve with scale. We are a bank that uses technology and data as a competitive advantage. Our proprietary and “off-the-shelf” technology and systems allow us to originate a large volume of loans and achieve considerable growth with limited marginal cost. We currently source most of our loan originations through our Strategic Programs. These Strategic Programs require us to make an upfront investment in terms of due diligence, underwriting and integration (for which we are compensated in the form of set-up fees), but once established the ongoing operation has been highly efficient. In addition, our strategic plan contemplates increasing the amount of loans originated through our Strategic Program business line that we hold for investment. We believe increasing these Strategic Program loan balances will be highly profitable and require a relatively small additional investment in credit risk management. Lastly, since our technology, systems and policies are highly iterative we believe they are well suited to high levels of throughput and resulting economies of scale. As a result, this operating leverage is expected to increase profitability as we scale.
Core deposits are our primary source of funding. We use a diversified funding strategy including core deposits from our branch, deposits originated through SBA lending programs and Strategic Programs, with brokered and core Institutional Deposits and borrowings as needed. As mentioned above, a significant portion of our core deposits include funds deposited through our Strategic Programs, to support reserve requirements. In addition to the reserve deposit account, certain Strategic Program relationships have opened operating accounts. In 2020, we piloted a new deposit product targeted to SBA 7(a) customers. Marketing strategies to expand this product will be deployed in 2021. Additional deposit gathering opportunities may be available via our online and mobile banking products that give us the ability to attract deposits nationwide. We are well-positioned to offer our clients competitive deposit rates because of the strong yields on our earning assets, our ability to use technology and the relatively low marginal cost of our operations. In 2020, as a result of high levels of PPP loan origination, we also accessed the PPPLF as a funding strategy.

Our experienced management team is supported by a high-performing workforce. We have a highly experienced executive team with deep expertise in our core products, risk, compliance, operations, project management and information technology. Our executive team, which on average has 26 years of experience working in the financial services sector, has successfully operated through a range of economic cycles. Complementing their experience at the Bank, most of our executive officers have had prior management experience at other leading companies and financial institutions. Our leadership team is supported by a high quality, highly-motivated set of managers and employees. We strive to provide employees with opportunities for advancement and growth in an attractive work environment with a competitive benefits package. These strategies have resulted in minimal turnover in a highly-competitive market. Key members of our executive team include:
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Kent Landvatter. Mr. Landvatter joined the Company and the Bank in September 2010 as the President and Chief Executive Officer. Mr. Landvatter has over 40 years of financial services and banking experience, including experience with distressed banks and serving as the president of two de novo banks, Comenity Capital Bank and Goldman Sachs Bank, USA.

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Javvis Jacobson. Mr. Jacobson joined the Company and the Bank in March 2015 as the Executive Vice President and Chief Financial Officer. Mr. Jacobson has over 20 years of financial services experience, including at Deloitte, where he served for several years managing audits of financial institutions. Mr. Jacobson also served for several years as the Chief Financial Officer of Beehive Credit Union with over $190 million in assets.

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James Noone. Mr. Noone joined the Bank in February 2018 and was named Executive Vice President and Chief Credit Officer in June 2018. Mr. Noone has 20 years of financial services experience including commercial and investment banking as well as private equity. Prior to joining the Bank, Mr. Noone served as Executive Vice President of Prudent Lenders, an SBA service provider from 2012 to 2018.

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Dawn Cannon. Ms. Cannon joined the Bank in March 2020 as the Senior Operating Officer and was named Executive Vice President and Chief Operating Officer in July 2020. Ms. Cannon has over 17 years of banking experience, including serving as the Executive Vice President of Operations of EnerBank, an industrial bank that focused on lending programs similar to our POS lending program, where she was instrumental in building it from 23 to 285 full time employees and from $10 million to $1.4 billion in total assets.

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David Tilis. Mr. Tilis joined the Bank in March 2016 as a Vice President and Director of Specialty Lending and now serves as the Chief Strategy Officer and Senior Vice President. Mr. Tilis has over 15 years of financial services experience, including serving as a Vice President of Cross River Bank overseeing SBA lending and playing a significant role in strategic relationships.

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Suzanne Musgrow. Ms. Musgrow joined the Bank in December 2016 and now serves as a Senior Vice President and the Chief Risk Officer. Ms. Musgrow has over 20 years of banking experience in the areas of credit, compliance and operations.

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Rachael Hadley. Ms. Hadley joined the Bank in September 2016 and now serves as a Senior Vice President and the Chief Regulatory Compliance Officer. Ms. Hadley has over 15 years legal and banking experience.

Recent Developments
Since March 2020, our nation has experienced a massive health and economic crisis as a result of the Covid-19 pandemic, which continues to negatively impact the health and finances of millions of people and businesses and have a pronounced impact on the global and national economy. To control the spread of the Covid-19 virus, governments around the world instituted widespread shutdowns of the economy which resulted in record unemployment in a matter of weeks. In an effort to reduce the impact of economic shutdowns, the United States Congress has passed the CARES Act, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act, the Consolidated Appropriations Act, 2021, and recently the American Rescue Plan Act of 2021. These relief measures have provided stimulus payments to individuals, expanded unemployment benefits, and created programs that provided critical financing to small businesses through products such as Economic Injury Disaster Loans (“EIDL”) and the PPP, both of which are being administered by the SBA. Additionally, the United States government agreed to make six months of payments on SBA loans and increase the SBA guaranty on SBA 7(a) loans to 90% for loans originated from February 1, 2020 through September 30, 2021. We are proud of the impact we made throughout the country by our participation in the first round of PPP lending. As described above, we were able to provide

PPP loans to 700 businesses totaling approximately $126.6 million for the year ended December 31, 2020. The Bank did not originate any additional PPP loans for the three-month period ended March 31, 2021.
We believe the Bank’s diversified loan portfolio and associated revenue streams have enabled the Bank to sustain and grow its business despite the adverse conditions relating to the ongoing Covid-19 pandemic. During the first and second quarters of 2020, we recorded higher than normal provisions to position ourselves for the possibility of elevated losses on loans resulting from the pandemic. The provision amounts reflected our early uncertainty surrounding the impact of the pandemic. Provisions ceased in the third and fourth quarters of 2020 when we determined that our loan portfolios were not materially impacted at that time. For the three months ended March 31, 2021 and year ended December 31, 2020, the provision for loan losses amounted to $0.6 million and $5.2 million, respectively, compared to $3.8 million for the three months ended March 31, 2020 and $5.3 million for the year ended December 31, 2019. We believe our SBA 7(a) underwriting program has remained strong throughout the Covid-19 pandemic and our SBA 7(a) loans are well collateralized when compared to the SBA industry in general. Additionally, the Bank has low exposure to industries severely affected by the Covid-19 pandemic, such as hospitality and restaurants. The only outstanding balances relating to the hotel or restaurant industries as of December 31, 2020 and March 31, 2021 were within our SBA portfolio. The outstanding unguaranteed balance of loans to hotels totaled $1.4 million and $1.5 million as of December 31, 2020 and March 31, 2021, respectively. The outstanding unguaranteed balance of loans to restaurants totaled $0.3 million as of December 31, 2020 and March 31, 2021. The dollar amount of short-term modifications of loans held-for-investment not classified as troubled debt restructurings was $1.2 million and $0.3 million as of December 31, 2020 and March 31, 2021, respectively.
Corporate Information
Our principal executive offices are located at 756 East Winchester Street, Suite 100, Murray, Utah 84107. Our telephone number is (801) 501-7200. Our website is www.finwisebancorp.com. The information on, or accessible through, our website or any other website cited in this prospectus is not part of, or incorporated by reference into, this prospectus and should not be relied upon in determining whether to make an investment decision.
Stock Split
On    , 2021, we effected a    -for-one stock split of our common stock, whereby each share of our common stock was automatically divided into    shares of common stock. As a result of the stock split, each shareholder held the same percentage of common stock outstanding after the stock split as that shareholder held immediately prior to the stock split. There was no change to the par value of our common stock as a result of the stock split. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Summary Risk Factors
Our business and this offering are subject to a number of substantial risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 26. Some of these risks include the following:
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the impact, duration and severity of the ongoing Covid-19 pandemic, the response of governmental authorities to the Covid-19 pandemic and our participation in Covid-19-related government programs such as the PPP administered by the SBA and created under the CARES Act;

•	cybersecurity breaches and system failures affecting FinView™;
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operational and strategic risks, including the risk that we may not be able to implement our growth strategy and risks related to cybersecurity, our continued ability to establish relationships with Strategic Program service providers, and the possible loss of key members of our senior leadership team;

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credit risks, including risks related to the significance of SBA 7(a), Strategic Programs and construction loans in our portfolio, our relationship with BFG, our ability to effectively manage our credit risk and the potential deterioration of the business and economic conditions in our markets;

•	liquidity and funding risks, including the risk that we will not be able to meet our obligations due to risks relating to our funding sources;
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market and interest rate risks, including risks related to interest rate fluctuations and the monetary policies and regulations of the Board of Governors of the Federal Reserve System, or the Federal Reserve;

•	third-party risk, including risks that we may be unable to maintain or increase loan originations facilitated through our Strategic Programs;
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reputational risks, including the risk that we may be subject to negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our lending products or distribution channels;

•	legislative, regulatory, legal, and reputational risks related to our Strategic Programs, including those relating to our small dollar lending program;
•	reversal of regulatory pronouncements that provided clarity for Strategic Programs on “true lender” rules;
•	legal, accounting and compliance risks, including risks related to the extensive state and federal regulation under which we operate and changes in such regulations;
•	changes in the regulatory oversight environment impacting our Strategic Programs or non-compliance of federal and state consumer protection laws by our Strategic Program service providers; and
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offering and investment risks, including illiquidity and volatility in the trading of our common stock, limitations on our ability to pay dividends and the dilution that investors in this offering will experience.

THE OFFERING
Common stock offered by us
   shares of our common stock, par value $0.001 per share (or    shares if the underwriters exercise their option in full to purchase    additional shares).
Common stock offered by the selling shareholder
   shares of our common stock, par value $0.001 per share.
Underwriters’ option to purchase additional shares
We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an additional shares from us at the public offering price less underwriting discounts and commissions.
Shares of common stock to be outstanding after this offering
   shares of common stock (or    shares if the underwriters exercise in full their option to purchase additional shares of common stock).
Use of proceeds
Assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be $    million (or $    million if the underwriters exercise in full their option to purchase additional shares of common stock). We intend to use the net proceeds to us from this offering to fund organic growth, to continue the buildout of our operating infrastructure, and for general corporate purposes, which could include future acquisitions, maintenance of our required regulatory capital levels and other growth initiatives. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder. See “Use of Proceeds.”
Dividend policy
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our capital stock since inception, and we currently have no plans to pay dividends for the foreseeable future. Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions, our liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. For additional information, see “Dividend Policy.”
NASDAQ Listing
We have applied to list our common stock on NASDAQ under the trading symbol “FINW.”
Risk factors
Investing in our common stock involves risks. See “Risk Factors” beginning on page 26 for a discussion of certain factors that you should carefully consider before deciding to invest in shares of our common stock.

Except as otherwise indicated, references in this prospectus to the number of shares of common stock outstanding after this offering are based upon 1,452,685 shares of common stock issued and outstanding as of March 31, 2021. Unless expressly indicated or the context otherwise requires, all information in this prospectus:
•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of common stock;
•	assumes that the shares of common stock sold in this offering are sold at $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•
excludes 157,148 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2021, at a weighted average exercise price of $26.05 per share (comprising 80,150 shares of fully vested common stock issuable upon exercise of stock options and 76,998 shares of unvested common stock issuable upon exercise of stock options); and

•	excludes 45,000 shares of common stock issuable upon exercise of fully vested warrants outstanding at a weighted average exercise price of $40.00 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
You should read the following selected historical consolidated financial and other data in conjunction with our consolidated financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” included elsewhere in this prospectus. The following tables set forth selected historical consolidated financial and other data (i) as of and for the three months ended March 31, 2021 and 2020 and (ii) as of and for the years ended December 31, 2020, 2019, and 2018. Selected consolidated financial data as of and for the three months ended March 31, 2021 and 2020 have been derived from our unaudited financial statements included elsewhere in this prospectus and have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for such periods in accordance with GAAP. Selected consolidated financial data as of years ended December 31, 2020 and 2019 have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the selected consolidated financial data as of and for the years ended December 31, 2018 from our audited financial statements not included in this prospectus. The information presented in the table below has been adjusted to give effect to a     -for-one stock split of our common stock completed effective    , 2021. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented below. Our historical results are not necessarily indicative of any future period. The performance ratios and asset quality and capital ratios are unaudited and derived from our audited financial statements and other financial information as of and for the periods presented.
Balance Sheet Data	As of and for the Three Months Ended March 31,		As of and for the years ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Total assets	$330,053	$180,803	$317,515	$177,062	$116,085
Cash and cash equivalents	74,222	62,854	47,383	34,779	26,004
Investment securities held-to-maturity, at cost	1,670	2,169	1,809	453	570
Loans receivable, net	201,136	95,106	232,074	105,725	78,034
Strategic Program loans held-for-sale, at lower of cost or fair value	37,847	10,641	20,948	25,109	6,956
SBA servicing asset	3,074	2,205	2,415	2,034	1,581
Investment in Business Funding Group, at fair value	3,873	3,404	3,770	3,459	—
Deposits	188,511	141,347	164,476	142,021	94,824
PPP Liquidity Facility	79,704	—	101,007	—	—
Total shareholders’ equity	52,310	35,695	45,872	33,095	19,225
Tangible shareholders’ equity(1)	52,310	35,695	45,872	33,095	19,225
	For the Three Months Ended March 31,		For the Years Ended December 31,
($ in thousands, except for per share data)	2021	2020	2020	2019	2018
Income Statement Data
Interest income	$8,806	$8,039	$29,506	$21,408	$8,073
Interest expense	372	434	1,756	1,462	846
Net interest income	8,434	7,605	27,750	19,946	7,227
Provision for loan losses	633	3,814	5,234	5,288	980
Net interest income after provision for loan losses	7,801	3,791	22,516	14,658	6,247
Noninterest income:
Strategic Program fees	2,953	2,606	9,591	8,866	5,026
Gain on sale of loans	2,603	1,013	2,849	4,167	2,957
SBA loan servicing fees	152	275	1,028	607	545
Other noninterest income	371	17	905	223	128
Total noninterest income	6,079	3,911	14,373	13,863	8,656
Noninterest expense	6,663	5,288	21,749	15,685	9,538
Provision for income taxes	1,926	600	3,942	3,177	1,333
Net income	$5,291	$1,814	$11,198	$9,659	$4,032

	For the Three Months Ended March 31,		For the Years Ended December 31,
($ in thousands, except for per share data)	2021	2020	2020	2019	2018
Per Share Data (Common Stock)
Earnings:
Basic	$3.66	$1.25	$7.75	$8.21	$3.90
Diluted(2)	$3.55	$1.24	$7.70	$8.20	$3.90
Book value(3)	$36.01	$24.49	$31.78	$22.80	$16.45
Tangible book value(1)	$36.01	$24.49	$31.78	$22.80	$16.45
	March 31,		December 31,
Selected Performance Metrics	2021	2020	2020	2019	2018
Return on average assets(4)(7)	6.5%	4.1%	4.5%	6.6%	4.5%
Return on average equity(4)(7)	43.1%	21.1%	28.4%	36.9%	26.6%
Average yield on loans(5)	13.6%	24.0%	14.1%	19.3%	10.9%
Average cost of deposits(5)	1.5%	2.0%	1.9%	2.0%	1.6%
Net interest margin(5)	11.0%	16.7%	11.0%	14.1%	8.1%
Efficiency ratio(1)	45.9%	45.9%	51.6%	46.4%	60.1%
Noninterest income to total revenue(6)	41.9%	34.0%	34.1%	41.0%	54.5%
Noninterest income to average assets(7)	7.5%	8.7%	5.8%	9.5%	9.6%
Average equity to average assets(7)	15.2%	19.2%	16.0%	17.8%	16.7%
Total shareholders’ equity to total assets	15.8%	19.7%	14.4%	18.7%	16.6%
Tangible shareholders’ equity to tangible assets(1)	15.8%	19.7%	14.4%	18.7%	16.6%
Employees at period end	98	83	95	86	54
	As of and For the Three Months Ended March 31,		As of and For the Years Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Selected Loan Metrics
Number of loans originated	207,088	160,488	749,746	522,981	145,839
Amount of loans originated	$1,013,408	$638,706	$2,596,809	$1,724,523	$762,716
Number of loans serviced	1,745	1478	2,045	1,482	1,252

Asset Quality Ratios
Nonperforming loans	$789	$1,110	$831	$1,108	$87
Nonperforming loans to total assets	0.2%	0.3%	0.3%	0.6%	0.1%
Net charge offs to average loans	1.0%	3.7%	1.7%	2.3%	0.2%
Allowance for loan losses to loans held for investment	3.0%	6.9%	2.6%	4.1%	2.1%
Allowance for loan losses to total loans	2.5%	6.3%	2.4%	3.3%	2.0%
Allowance for loan losses to total loans (less PPP loans)(1)	3.4%	6.3%	4.0%	3.3%	2.0%
Net charge-offs	$648	$1,204	$3,559	$2,492	$163
	March 31,		December 31,
Capital Ratios[8]	2021	2020	2020	2019	2018
Leverage ratio (under CBLR)	19.4%	16.2%	16.6%	—	—
Tier 1 leverage ratio (Bank)	—	—	—	16.2%	15.7%
Tier 1 risk-based capital ratio (Bank)	—	—	—	19.3%	19.4%
Total risk-based capital ratio (Bank)	—	—	—	20.5%	20.6%
Common equity Tier 1 (Bank)	—	—	—	19.3%	19.4%
(1)
These measures are not measures recognized under United States generally accepted accounting principles, or GAAP, and are therefore considered to be non-GAAP financial measures. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of these measures to their most comparable GAAP measures. Tangible shareholders’ equity is defined as total shareholders’ equity less goodwill and other intangible assets. The most directly comparable GAAP financial measure is total shareholder’s equity. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible shareholders’ equity is the same as total shareholders’ equity as of each of the dates indicated. The efficiency ratio is defined as total noninterest expense divided by the sum of net interest income and noninterest income. We believe this measure is important as an indicator of productivity because it shows the amount of revenue generated for each dollar spent. Tangible book value per share is defined as book value per share less goodwill and other intangible assets, divided by the outstanding number of common shares at the end of each period. The most directly comparable GAAP financial measure is book value per share. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible book value per share is the same as book value per share as of each of the dates indicated. Tangible shareholders’ equity to tangible assets is defined as total shareholders’ equity less goodwill and other intangible assets, divided by total assets less goodwill and other intangible assets. The most directly comparable GAAP financial measure is total shareholders’ equity to total assets. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible shareholders’ equity to tangible assets is the same as total shareholders’ equity to total assets as of each of the dates indicated. Allowance for loan losses to total loans (less PPP loans) is defined as the allowance for loan losses divided by total loans minus PPP loans. The most directly comparable GAAP financial measure is allowance for loan losses to total loans.
(2)
We calculated our diluted earnings per share for each year shown as our net income divided by the weighted average number of shares of our common stock outstanding during the relevant period adjusted for the dilutive effect of outstanding options to purchase shares of our common stock. See Note 16 to our audited consolidated financial statements appearing elsewhere in this prospectus for more information regarding the dilutive effect. We calculated earnings per share on a basic and diluted basis using the following outstanding share amounts:

	For the Three Months Ended March 31,		For the Years Ended December 31,
Share data	2021	2020	2020	2019	2018
Weighted average shares outstanding, basic	1,348,531	1,335,821	1,337,565	1,173,149	1,034,807
Weighted average shares outstanding, diluted	1,389,295	1,341,392	1,344,939	1,175,559	1,034,807
Shares outstanding at end of period	1,452,685	1,457,422	1,443,389	1,451,626	1,168,867
(3)
Book value per share equals our total shareholders’ equity as of the date presented divided by the number of shares of our common stock outstanding as of the date presented. The number of shares of our common stock outstanding as of March 31, 2021 and December 31, 2020, 2019 and 2018 has been presented in note (2) above.

(4)
We have calculated our return on average assets and return on average equity for a year by dividing our net income for that year by our average assets and average equity, as the case may be, for that year.

(5)
We calculate average yield on loans by dividing loan interest income by average loans. We calculate average cost of deposits by dividing deposit expense by average interest-earning deposits. We calculate our average loans and average interest-earning deposits for a year by dividing the sum of our total loans balance or interest-earning deposit balance, as the case may be, as of the close of business on each day in the relevant year and dividing by the number of days in the year. Net interest margin represents net interest income divided by average interest-earning assets. Loan fees are included in interest income on loans and represent approximately $1.3 million (including approximately $0.9 million in fees related to PPP loans) and $0.2 million for the quarters ended March 31, 2021 and 2020, and $1.4 million (including approximately $1.2 million in fees related to PPP loans), $0.9 million, and $0.6 million for the years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively.

(6)
We calculate the ratio of noninterest income to total revenue as noninterest income (excluding securities gains or losses) divided by the sum of net interest income plus noninterest income (excluding securities gains or losses).

(7)
We calculate our average assets and average equity for a year by dividing the sum of our total asset balance or total shareholder’s equity balance, as the case may be, as of the beginning of the relevant year and at the end of the relevant year, and dividing by two. We calculate our average assets and average equity for a quarter by dividing (a) the sum of our total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business (i) at the beginning of the relevant quarter and (ii) at the ending of the relevant quarter, by (b) two.

(8)
Under the prompt corrective action rules, an institution is deemed “well capitalized” if its leverage ratio, Common Equity Tier 1 ratio, Tier 1 Capital ratio, and Total Capital ratio meet or exceed 5%, 6.5%, 8%, and 10%, respectively. On September 17, 2019, the federal banking agencies jointly finalized a rule intending to simplify the regulatory capital requirements described above for qualifying community banking organizations that opt into the Community Bank Leverage Ratio (“CBLR”) framework, as required by Section 201 of Economic Growth, the Regulatory Relief and Consumer Protection Act (the “Regulatory Relief Act”). The Bank has elected to opt into the Community Bank Leverage Ratio framework starting in 2020. Under these new capital requirements, as temporarily amended by the CARES Act, the Bank must maintain a leverage ratio greater than 8% for 2020. See these changes more fully discussed under “Supervision and Regulation—The Regulatory Relief Act.”

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF NON-GAAP FINANCIAL MEASURES
Some of the financial measures included in our selected historical consolidated financial and other data and elsewhere in this prospectus are not measures of financial performance recognized by GAAP. These non-GAAP financial measures are “tangible shareholders’ equity,” “tangible book value,” “efficiency ratio,” “tangible shareholders’ equity to tangible assets,” “allowance for loan losses to total loans (less PPP loans),” and “total nonperforming assets and troubled debt restructurings to total assets (less PPP loans).” Our management uses these non-GAAP financial measures in its analysis of our performance.
•
“Tangible shareholders’ equity” is defined as total shareholders’ equity less goodwill and other intangible assets. The most directly comparable GAAP financial measure is total shareholder’s equity. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible shareholders’ equity is the same as total shareholders’ equity as of each of the dates indicated.

•
“Tangible book value per share” is defined as book value per share less goodwill and other intangible assets, divided by the outstanding number of common shares at the end of each period. The most directly comparable GAAP financial measure is book value per share. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible book value per share is the same as book value per share as of each of the dates indicated.

•
“Efficiency ratio” is defined as total noninterest expense divided by the sum of net interest income and noninterest income. We believe this measure is important as an indicator of productivity because it shows the amount of revenue generated for each dollar spent.

•
“Tangible shareholders’ equity to tangible assets” is defined as total shareholders’ equity less goodwill and other intangible assets, divided by total assets less goodwill and other intangible assets. The most directly comparable GAAP financial measure is total shareholders’ equity to total assets. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible shareholders’ equity to tangible assets is the same as total shareholders’ equity to total assets as of each of the dates indicated.

•
“Allowance for loan losses to total loans (less PPP loans)” is defined as the allowance for loan losses divided by total loans minus PPP loans. The most directly comparable GAAP financial measure is allowance for loan losses to total loans. We believe this measure is important because the allowance for loan losses will not be utilized for PPP loans since they are 100% guaranteed by the SBA. We believe that the non-GAAP measure more accurately discloses the proportion of loans that might utilize the allowance for loan losses consistently with periods prior to the presence of PPP loans.

•
“Total nonperforming assets and troubled debt restructurings to total assets (less PPP loans)” is defined as the sum of nonperforming assets and troubled debt restructurings divided by total assets minus PPP loans. The most directly comparable GAAP financial measure is the sum of nonperforming assets and troubled debt restructurings to total assets. We believe this measure is important because we believe that PPP loans will not be included in nonperforming assets or troubled debt restructurings since PPP loans are 100% guaranteed by the SBA. We believe that the non-GAAP measure more accurately discloses the proportion of nonperforming assets and troubled debt restructurings to total assets consistently with periods prior to the presence of PPP loans.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these measures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following table provides a reconciliation of these non-GAAP financial measures to the most closely related GAAP measure.
Efficiency Ratio
	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Noninterest expense	$6,663	$5,288	$21,749	$15,685	$9,538
Net interest income	$8,434	$7,605	$27,750	$19,946	$7,227
Total noninterest income	$6,079	$3,911	14,373	13,863	8,656
Adjusted operating revenue	$14,513	$11,516	$42,123	$33,809	$15,883
Efficiency ratio	45.9%	45.9%	51.6%	46.4%	60.1%
Allowance for loan losses to total loans (less PPP loans)
	As of March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Allowance for loan losses	$6,184	$7,141	$6,199	$4,531	$1,735
Total loans	$245,226	$113,748	$261,777	$136,662	$87,816
PPP loans	$65,858	$0	$107,145	$0	$0
Total loans less PPP loans	$179,368	$113,748	$154,632	$136,662	$87,816
Allowance for loan losses to total loans (less PPP loans)	3.4%	6.3%	4.0%	3.3%	2.0%
Total nonperforming assets and troubled debt restructurings to total assets (less PPP loans)
	As of March 31,		Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Total nonperforming assets and troubled debt restructuring	$1,659	$1,193	$1,701	$1,108	$87
Total assets	$330,053	$180,803	$317,515	$177,062	$116,085
PPP loans	$65,858	$0	$107,145	$0	$0
Total assets less PPP loans	$264,195	$180,803	$210,370	$177,062	$116,085
Total nonperforming assets and troubled debt restructurings to total assets (less PPP loans)	0.6%	0.7%	0.8%	0.6%	0.1%

RISK FACTORS
Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained elsewhere in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know of or that we currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Covid-19 Pandemic and Associated Economic Slowdown
On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, Covid-19, a global pandemic. This subsection summarizes a number of risks to our business, financial condition, results of operations and cash flows relating to the ongoing economic recession caused primarily by governmental and private sector actions to reduce the spread of Covid-19. In this prospectus, we sometimes refer to the ongoing recession as the “Covid-19 recession.”
Many of the risks related to the Covid-19 recession may have implications for FinWise Bancorp that are similar to those presented by risks described in further detail below in this subsection that are not specific to Covid-19, including “Our business may be adversely affected by conditions in the financial markets and by economic conditions generally,” “our commercial and consumer banking clients who participate in our local lending program and SBA 7(a) lending program are concentrated in certain geographic areas,” “negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses,” “Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results,” “Climate change, natural disasters, public health crises, geopolitical developments, acts of terrorism and other external events could harm our business,” “The financial weakness of other financial institutions could adversely affect us,” and “Our business strategy includes projected growth in our core businesses, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.”
The Covid-19 pandemic and governmental and private sector action in response to the Covid-19 pandemic are having a material adverse effect on the global, national and local economies, and may adversely affect our business, financial condition, results of operations and cash flows, and it is premature to predict if or when economic activity will revert to the level that existed before the spread of Covid-19 .
The Covid-19 pandemic has caused significant economic dislocation in the United States as many state and local governments ordered non-essential businesses to close and residents to shelter in place at home, including the State of Utah. During the fourth fiscal quarter of 2020, some of these restrictions were removed and some non-essential businesses were allowed to re-open in a limited capacity, adhering to social distancing and disinfection guidelines. It is not clear when the pandemic will abate. This crisis has resulted in an unprecedented slow-down in economic activity and a related increase in unemployment as the U.S. economy entered a recession. Since the Covid-19 outbreak, millions of people have filed claims for unemployment, and stock markets have experienced extreme volatility with bank stocks significantly declining in value. In response to the Covid-19 outbreak, the Federal Reserve Board reduced the benchmark federal funds rate to a target range of 0% to 0.25%, and the yields on 10 and 30-year treasury notes have declined to historic lows. Certain Federal and state agencies are requiring lenders to provide forbearance and other relief to borrowers (e.g., waiving late payment and other fees). The federal banking agencies have encouraged financial institutions to prudently work with affected borrowers and recently passed legislation has provided relief from reporting loan classifications due to modifications related to the Covid-19 outbreak.
Finally, the spread of the coronavirus has caused us to modify our business practices, including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences. We have many employees working remotely and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners.

Given the ongoing and dynamic nature of the circumstances, we cannot predict the impact of the Covid-19 outbreak on our business and on our prospects. For example, our net interest income and net interest margin may be adversely affected due to the Covid-19 pandemic. The likelihood and extent of such impact will depend on future developments, which are highly uncertain, including when the pandemic can be controlled and abated and when and how the economy may be fully reopened. As the result of the Covid-19 pandemic and the related adverse economic consequences, we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, prospects and results of operations:
•	demand for our products and services may decline, making it difficult to grow assets and income;
•
if the economy is unable to fully reopen, and high levels of unemployment continue for an extended period of time, loan delinquencies, requests for deferrals and modifications, problem assets, and foreclosures may increase, resulting in increased charges and reduced income;

•	collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;
•
our allowance for loan losses may have to be increased if borrowers experience financial difficulties beyond forbearance periods or if the federal government fails to guarantee or forgive our customers’ PPP loans, which will adversely affect our net income;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us;
•
as the result of the decline in the Federal Reserve Board’s target federal funds rate to near 0%, the yield on our assets may continue to decline to a greater extent than the decline in our cost of interest-bearing liabilities, reducing our net interest margin and spread and reducing net income;

•	it may be challenging to grow our core business if the recovery from the economic impact caused by Covid-19 is slow or unpredictable;
•	our PPP loan customers may fail to qualify for PPP loan forgiveness, or we may experience other uncertainties or losses related to our PPP loans;
•	our cybersecurity risks are increased as the result of an increase in the number of employees working remotely;
•	we rely on third party vendors for certain services and the unavailability of a critical service due to the Covid-19 outbreak could have an adverse effect on us; and
•	FDIC premiums may increase if the agency experiences additional resolution costs.
Moreover, our future success and profitability substantially depends on the management skills of our executive officers and directors, many of whom have held officer and director positions with us for many years. The unanticipated loss or unavailability of key employees due to the outbreak could harm our ability to operate our business or execute our business strategy. We may not be successful in finding and integrating suitable successors in the event of key employee loss or unavailability. Any one or a combination of the factors identified above could negatively impact our business, financial condition and results of operations and prospects.
Customary means to collect nonperforming assets may be prohibited or impractical during the Covid-19 pandemic, and there is a risk that collateral securing a nonperforming asset may deteriorate if we choose not to, or are unable to, foreclose on collateral on a timely basis.
Governments have adopted, or may adopt in the future, regulations or promulgate executive orders that restrict or limit our ability to take certain actions with respect to delinquent borrowers that we would otherwise take in the ordinary course, such as providing additional foreclosure protections to debtors and eviction protections to tenants. These laws may prohibit landlords and lenders from initiating or completing evictions and foreclosures during the current state of emergency. The laws also may require lenders to provide forbearance to borrowers who submit a request affirming that they have experienced a financial impact from Covid-19. There is a risk that the collateral securing a nonaccrual loan may deteriorate if we choose not to, or are unable to, foreclose on the collateral on a timely basis during restrictions in place due to the Covid-19 pandemic. While the Covid-19 pandemic has undoubtedly slowed some foreclosure efforts by the Bank, the overall effect of the Covid-19 recession on our loan portfolio as of March 31, 2021 and December 31, 2020 has been nominal, as evidenced by our limited balance of non-performing assets and troubled debt restructurings of $1.7 million as of March 31, 2021 and December 31, 2020. Nevertheless,

extended foreclosure processes can result in an increase in our carrying costs such as property taxes, insurance premiums, utilities, and maintenance costs that may further erode net recoveries from collateral. Additionally, federal regulators have prosecuted or pursued enforcement actions against a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, such laws or regulations could have an adverse effect on our business, financial condition and results of operations. Even when foreclosures, evictions, and money judgment actions are permitted to resume, we expect that the courts and other authorities (e.g., foreclosure trustees in non-judicial foreclosure states) will have a large docket of cases that may take months or years to resolve. There is no reason to expect that judges, legislators, or governors will have any interest in prioritizing creditors’ collection actions against delinquent debtors. Certain borrowers may be inclined to use these extended timelines to their advantage, preferring to remain in properties rent free rather than making any efforts to satisfy creditor debt, in whole or in part.
As a result of the dramatic decline in cash flow that some of our commercial borrowers have experienced as a result of the Covid-19 recession, some of those borrowers have sought and may continue to seek payment deferments on their indebtedness.
Consistent with the public encouragement provided generally by federal and state financial institution regulators after the spread of Covid-19 in the United States, the Bank has attempted to work constructively with borrowers to negotiate loan modifications or forbearance arrangements that reduce or defer the monthly payments due to the Bank. Generally, these modifications are for three months and allow customers to temporarily cease making either principal payments or both interest and principal payments. As of December 31, 2020, the dollar amount of short-term modifications of loans held-for-investment not classified as troubled debt restructurings was $1.2 million, all of which were for full interest and principal payment deferrals. As of March 31, 2021, the dollar amount of short-term modifications of loans held-for-investment not classified as troubled debt restructurings was $0.3 million, all of which were for full interest and principal payment deferrals. Upon the expiration of the deferral period, such borrowers will be required to resume making previously scheduled principal and interest (“P&I”) loan payments. Although we expect most of our customers will resume making timely P&I loan payments after their deferral period ends, we anticipate that a limited number may require additional payment relief. We will consider further deferrals or modified terms on a case-by-case basis as circumstances warrant. As of the date of this prospectus, we are unable to reasonably estimate the aggregate amount of loans that will likely become delinquent after the respective deferral period. We anticipate that we will extend or adjust loan modifications on a case by case basis as circumstances warrant.
We may experience an increase in credit costs in 2021 due to the Covid-19 recession.
Our loan loss provision for the three months ended March 31, 2021 was $0.6 million, and for the year ended December 31, 2020 was $5.2 million, as compared to our loan loss provision of $3.8 million for the three months ended March 31, 2020 and $5.3 million for the year ended December 31, 2019. The loan loss allowance balance as of March 31, 2021 was $6.2 million, as compared to our loan loss allowance balance as of March 31, 2020 of $7.1 million. The loan loss allowance balance as of December 31, 2020 was $6.2 million, as compared to our loan loss allowance balance as of December 31, 2019 of $4.5 million.
Beginning in late March 2020, when it became apparent that the Covid-19 pandemic and related economic shut down may have an immediate adverse impact on certain groups of our customers, we identified the various categories of borrowers likely to experience the most adverse effects of the Covid-19 recession. Any credit risk downgrades or loan losses for these and other of our borrowers could increase our loan loss provision and adversely affect our results of operations.
Our loan loss allowance may be difficult to evaluate in comparison to our peers. As we are permitted to do as an emerging growth company, we have elected not to adopt Financial Accounting Standards Board Accounting Standards Update No. 2016–13 (“Measurement of Credit Losses on Financial Instruments”), commonly referred to as the “CECL model.” The new standard will be effective for us for reporting beginning as of December 31, 2022. We are adopting this standard later than some of our peers, and therefore, our loan loss allowance may be difficult to evaluate in comparison to many of our peers that are publicly traded.

The Federal Reserve’s monetary policies, including Federal Open Market Committee’s reduction in the target range for the federal funds rate to between 0.0% and 0.25% in March 2020 to help mitigate the effects of the Covid-19 recession will likely have an adverse effect on our 2021 operating results.
In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to influence the U.S. money supply and credit conditions. Among the traditional methods that have been used to achieve this objective are open market operations in U.S. government securities, changes in the discount rate for bank borrowings, expanded access to funds for non-banks and changes in reserve requirements against bank deposits. More recently, the Federal Reserve has, as a response to the financial crisis, significantly increased the size of its balance sheet by buying securities and has paid interest on excess reserves held by banks at the Federal Reserve. Both the traditional and more recent methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, interest rates on loans and securities, and rates paid for deposits.
The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. government. Future monetary policies, including whether the Federal Reserve will increase the federal funds rate and whether or at what pace it will decide to reduce the size of its balance sheet, cannot be predicted, and although we cannot determine the effects of such policies on us now, such policies could adversely affect our business, financial condition and results of operations.
Anticipating the Covid-19 recession, the Federal Open Market Committee of the Federal Reserve in March 2020 reduced the target range for the federal funds rate to between 0.0% and 0.25%, compared to the previous target of between 1.00% and 1.25%. The outlook for the remainder of 2021 is uncertain, and there is a possibility that the Federal Open Market Committee may keep interest rates low or even use negative interest rates if economic conditions warrant.
Changes in interest rates can have a material effect on many areas of our business, including our net interest and net interest margin. When interest rates on our interest-earning assets decline at a faster pace than interest rates on our interest-bearing liabilities, our net interest income is adversely affected. Our planning for 2021 assumes that the current interest rate environment will remain in effect through December 31, 2021; interest rates on our interest-earning assets declined in 2020 at a faster pace than interest rates on our interest-bearing liabilities; and our net interest income for 2021, after considering changes due to the amount of loans outstanding, will likely be less than our net interest income for comparable periods in prior years.
We anticipate the Covid-19 recession will have other adverse effects on our operating results for the year ending December 31, 2021 and possibly beyond.
Other factors likely to have an adverse effect on our operating results include:
•	possible constraints on liquidity and capital, due to supporting client activities or regulatory actions,
•	higher operating costs, increased cybersecurity risks and a potential loss of productivity while we work remotely, and
•	higher level of loan modifications and distressed credit management.
In addition, because both the Covid-19 pandemic and the associated recession are unprecedented, it may be challenging for management to make certain judgments and estimates that are material to our consolidated financial statements while the Covid-19 pandemic continues, given the inherently uncertain operating environment.
We may experience additional expense and reputational risk arising out of our origination, servicing and forgiveness of PPP loans if one or more companies, individuals or public officials allege that we acted unfairly in connection with PPP lending, including by choosing not to process certain PPP applications or in favoring our customers over other eligible PPP borrowers.
As described above, we were able to provide PPP loans to 700 businesses totaling approximately $126.6 million for the year ended December 31, 2020. No new PPP loans were originated during the three months ended March 31, 2021. If a PPP loan is forgiven or paid off before maturity, the remaining unearned fee is recognized into income at that time. For the year ended December 31, 2020 and the three months ended March 31, 2021, the Company recognized approximately $0.4 million and $0.9 million in PPP-related SBA accreted deferred loan fees through interest income as a result of PPP loan forgiveness. The PPP opened to borrower applications shortly after the enactment of its authorizing legislation, and, as a result, there is some ambiguity in the laws, rules and guidance regarding the program’s operation. Subsequent rounds of legislation and associated agency guidance have not provided needed clarity and in certain instances have potentially created additional inconsistencies and ambiguities. Accordingly, we are exposed to risks relating to compliance with PPP requirements, including the risk of becoming the subject of governmental investigations, enforcement actions, private litigation and negative publicity.
We have additional credit risk with respect to PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guaranty, reduce the amount of the guarantee or, if it has already paid under the guarantee, seek recovery of any loss related to the deficiency from the Bank.
Also, PPP loans are fixed, 1% notional interest rate loans that are guaranteed by the SBA and subject to numerous other regulatory requirements, and a borrower may apply to have all or a portion of the loan forgiven. If PPP borrowers fail to qualify for loan forgiveness, we face a heightened risk of holding these loans at unfavorable interest rates for an extended period of time.
As of the date of this prospectus, federal and state officials are investigating how participating PPP lenders process applications and whether certain PPP lenders may have inappropriately or unfairly prioritized certain customers to the detriment of other eligible borrowers. Similarly, there are pending lawsuits against other banks brought by eligible PPP borrowers alleging that various PPP lenders improperly prioritized existing customers when those lenders approved PPP loans. In addition, there are pending lawsuits against other banks alleging that various PPP lenders failed to pay required agency fees to third parties who allegedly assisted businesses with PPP loan applications. We are proud of our efforts to provide PPP funding to small businesses and non-profits, but there can be no assurance that we will not be the target of government scrutiny or that private parties will not bring claims similar to those brought against other banks.
An important element of our business strategy is to pursue growth in our core businesses, and it may be challenging for us to grow our core business while the Covid-19 pandemic and associated recession continue or if the recovery from the Covid-19 recession is slow or unpredictable. If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.
The Covid-19 pandemic and the associated recession are unprecedented. Although we have seen a resurgence of loan demand across many of our product lines, we are unable to predict if or when economic activity will revert to, remain at, or exceed the level that existed before the spread of Covid-19. We also are unable to predict whether our existing and prospective customers will have confidence in assessing when the Covid-19 pandemic will likely abate and the likely pace of any economic recovery. It may be challenging for us to grow our core business while the Covid-19 pandemic continues or if the recovery from the Covid-19 recession is slow or unpredictable.
Our future financial performance and success are dependent in large part upon our ability to implement our business plan successfully. If we are unable to do so, or if the continuing effects of the Covid-19 recession impede our ability to grow our core business, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all. Implementation of our strategic plan could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, legislative activity, general economic conditions or increased operating costs or expenses. In addition, to the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty in achieving our strategic objectives. Any failure to implement our business strategy successfully may adversely affect our business, financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time.
Risks Related to Cybersecurity and Technology
System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.
Our computer systems and network infrastructure could be vulnerable to hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Further, the technology created by and relied upon by us, including FinView™, may not function properly, or at all, which may have a material impact on our operations and financial conditions. There may be no alternatives available if such technology does not work as anticipated. The importance of our on-line banking systems to the Company’s operations means that any problems in its functionality would have a material adverse effect on the Company’s operations. Any such technological problems would have a material adverse impact on the Company’s business model and growth strategy.
Our operations are also dependent upon our ability to protect our computer systems and network infrastructure against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers. We could also become the target of various cyberattacks. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a system breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.
In response to the Covid-19 pandemic, we have implemented remote working and workplace protocols for our employees in accordance with government requirements. Working outside of our network protection may increase our risk exposure to cybersecurity breaches. An increase in the number of employees working offsite may correspond to an increase in the size of our risk exposure to cyber disruptions. The extent of the impact of the Covid-19 pandemic on our business and financial performance, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on future developments, including the duration and severity of the pandemic and the impacts of reopening, including possible additional waves, which are uncertain and cannot be predicted.
We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.
The use of statistical and quantitative models and other quantitative analyses is necessary for bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations.
Liquidity stress testing, interest rate sensitivity analysis and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, stress testing and the Comprehensive Capital Analysis and Review submissions, we believe that model-derived testing may become more extensively implemented by regulators in the future.
We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs or reliance on invalid models could similarly result in suboptimal decision-making by either ourselves, our Strategic Program service providers, investors or other parties and this could have an adverse effect on our business, financial condition and results of operations.

We may not have the resources to keep pace with rapid technological changes in the industry or implement new technology effectively.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. As a result, to stay current with the industry, our business model may need to evolve as well. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop, on a cost-effective basis, systems that will enable us to keep pace with such developments. As a result, our larger competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. The ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.
Our operations could be interrupted if our third-party service providers or Strategic Program service providers experience operational or other systems difficulties or terminate their services.
We outsource some of our operational activities and accordingly depend on relationships with many third-party service providers and counterparties, including those who participate in our Strategic Programs. Specifically, we rely on such third parties and counterparties for certain services, including, but not limited to, loan marketing and origination, core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. We also leverage the financial technology capabilities of our Strategic Program service providers to meet our enterprise risk framework and enable us to realize operating efficiencies. The failure of these systems and capabilities, a cybersecurity breach involving any of our third-party service providers or Strategic Program service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because the information technology and telecommunications systems we use and used by our Strategic Program service providers interface with and depend on third-party systems, we could directly or indirectly experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers or partners could entail significant delay, expense and disruption of service.
As a result, if these third-party service providers or our Strategic Program service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers or alternative counterparties, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Even if we can replace third-party service providers or Strategic Program service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
Our internal computer systems, or those used by our third-party service providers and collaborators, or other contractors or consultants, may fail or suffer security breaches.
In the ordinary course of business, we have outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our confidential information, including third party vendors of IT and data security systems and services. While we generally require such vendors to use industry standard practices for data security, we have no operational control over them.
Despite the implementation of security measures, our internal computer systems and those of our Strategic Program loan origination platforms, and other contractors and consultants as well as third party vendors of IT and data security systems and services, are vulnerable to damage and interruptions from security breaches, computer viruses, fraud and similar incidents involving the loss or unauthorized access of confidential information. One such third party vendor is SolarWinds Corporation (SolarWinds), a provider of IT monitoring and management products and services, including its Orion Platform products, which are used by over 30,000 businesses including our Strategic Program loan origination platforms. SolarWinds experienced a cyberattack that was identified in December 2020 and that appears likely to be the result of a supply chain attack by an outside nation state. SolarWinds has stated that, as a result of the attack, software updates related to its Orion Platform products delivered between March and June 2020 included vulnerabilities, and that its investigation is ongoing. Since being notified of the attack, our Strategic Program service providers have taken steps to mitigate the vulnerabilities identified within the Orion Platform products.
While we have not to our knowledge experienced any material system failure, accident or security breach to date, because techniques used to obtain unauthorized access or to sabotage systems are constantly evolving, change frequently, and generally are not recognized until they are launched against a target, we cannot be sure that our continued data protection efforts and investment in information technology will prevent future significant breakdowns, data leakages, breaches in our systems or the systems of our third party contractors and collaborators, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. For example, significant disruptions or security breaches of our internal information technology systems or our third party contractors and collaborators’ information technology systems could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, our confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could also result in financial, legal, business, and reputational harm to us.
Risks Related to Our Banking Business
As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.
Our business and operations, which primarily consist of lending money to clients in the form of loans, borrowing money from clients in the form of deposits and investing in interest earning deposits in other banks and securities, are sensitive to general business and economic conditions in the United States. We solicit deposits and originate loans throughout the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government and future tax rates is a concern for businesses, consumers and investors in the United States. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements, the effects of the legislation commonly known as Tax Cuts and Jobs Act of 2017, or the Tax Act, the effects of the CARES Act, which was signed into law on March 27, 2020, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act, the Consolidated Appropriations Act, 2021, the American Rescue Plan Act of 2021, and the impact such actions, other policies and the current administration may have on economic and market conditions.
Weak economic conditions are characterized by numerous factors, including deflation, fluctuations in debt and equity capital markets, a lack of liquidity and depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower levels of home sales and commercial activity. The current economic environment is characterized by lower interest rates than historically have been the case, which impacts our ability to generate attractive earnings through our loan and investment portfolios.
In addition, concerns about the performance of international economies, especially in Europe and emerging markets, and economic conditions in Asia, particularly the economies of China, South Korea and Japan, can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects. In addition, decreases in real estate values within our service areas caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for loan losses, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital. These factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.
Our commercial and consumer banking clients who participate in our real estate lending program and SBA 7(a) lending program are concentrated in certain geographic areas and we are sensitive to adverse changes in those regional economies.
The success of our real estate lending programs depends substantially upon the general economic conditions in Utah, which we cannot predict with certainty. Adverse conditions in the local Utah economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of borrowers participating in our real estate lending program to repay their loans, which could impact our net interest income. In addition, our borrowers who participate in our SBA 7(a) lending program span across multiple states, with a focus in New York and New Jersey. As in the case with Utah, we similarly cannot foresee or control the economic conditions in such states. As a result, our operations and profitability related to our real estate lending programs and SBA 7(a) programs may be adversely affected by a regional economic downturn. A downturn in these regional economies generally could make it more difficult for our borrowers to repay their loans and may lead to loan losses. For these reasons, any national, regional or local economic downturn that affects our service regions, or existing or prospective borrowers in such regions, could have a material adverse effect on our real estate and SBA 7(a) lending and the business, financial condition and results of operations.
We face strong competition from financial services companies and other companies that offer banking services.
We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets and product lines. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating both within our market areas and nationally, and in respect of our financial technology initiative we also compete with other entities in the financial technology industry, including a limited number of other banks that have developed strategic programs similar to our Strategic Programs. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer or provide a better banking experience. Increased lending activity of competing banks following the 2008–2009 economic downturn has also led to increased competitive pressures on loan rates and terms for high quality credits. We may not be able to compete successfully with other financial institutions in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.
Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive because of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Similarly, our Strategic Program service providers may also seek alternative banking relationships, which could restrict our ability to grow that core business line. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.
We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, closing, servicing and liquidation, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market and industry conditions and general economic conditions. Many of our loans are made to small- to medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger enterprises. If the overall economic climate in the United States generally, or in any of our markets specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of delinquencies, nonperforming loans, and charge-offs could rise and require significant additional provisions for loan losses.
Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.
Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.
We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of March 31, 2021 and December 31, 2020, our allowance for loan losses totaled $6.2 million, which represents approximately 3.0% and 2.6% of our total gross loans held-for-investment, respectively. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of our allowance for loan losses is inherently highly subjective and requires management to make significant estimates of and assumptions regarding current credit risks, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors (including third-party review and analysis), both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their periodic examination, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses which could adversely affect our financial condition and results of operations.
Finally, the Financial Accounting Standards Board, or FASB, has issued a new accounting standard that will replace the current approach under GAAP, for establishing allowances for loan and lease losses, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. As an emerging growth company relying on the extended transition period for new accounting standards, this standard, referred to as Current Expected Credit Loss, or CECL, will be effective for us in 2023. The CECL standard will require us to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held-to-maturity securities, as opposed to the current practice of recording losses when it is probable that a loss event has occurred. We are currently evaluating the impact the CECL standard will have on our accounting and regulatory capital position. The adoption of the CECL standard will materially affect how we determine allowance for loan losses and could require us to significantly increase the allowance. Moreover, the CECL standard may create more volatility in the level of allowance for loan losses. If we are required to materially increase the level of our allowance for loan losses for any reason, such increase could have an adverse effect on our business, financial condition and results of operations.
We are exposed to a various types of credit risk due to interconnectivity in the financial services industry and could be adversely affected by the insolvency of other financial institutions.
Financial services institutions are interrelated based on trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

New lines of business or new products and services may subject us to additional risks.
From time to time, we may implement or may acquire new lines of business or pilot programs or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.
We may be subject to certain risks in connection with growing through mergers and acquisitions.
It is possible that we could acquire other banking institutions, other financial services companies, banking and servicing platforms, or branches of banks in the future. Acquisitions typically involve the payment of a premium over book and trading values and, therefore, may result in the dilution of our tangible book value per share and/or our earnings per share. Our ability to engage in future mergers and acquisitions depends on various factors, including: (1) our ability to identify suitable merger partners and acquisition opportunities; (2) our ability to finance and complete transactions on acceptable terms and at acceptable prices; and (3) our ability to receive the necessary regulatory and, when required, shareholder approvals. Furthermore, mergers and acquisitions involve a number of risks and challenges, including our ability to achieve planned synergies and to integrate the branches and operations we acquire, and the internal controls and regulatory functions into our current operations, as well as the diversion of management’s attention from existing operations, which may adversely affect our ability to successfully conduct our business and negatively impact our financial results. Our inability to engage in an acquisition or merger for any of these reasons could have an adverse impact on the implementation of our business strategies.
Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.
Our SBA lending program is dependent upon the U.S. federal government. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or exhaustion of the available funding for SBA programs, may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, financial condition and earnings.
The SBA’s 7(a) Loan Program is the SBA’s primary program for helping start-up and existing small businesses, with financing guaranteed for a variety of general business purposes. Generally, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or sell them in the secondary market. As the funding and sale of the guaranteed portion of SBA 7(a) loans is a major portion of our business and a significant portion of our noninterest income, any significant changes to the SBA 7(a) program, such as its funding or eligibility requirements, may have an adverse effect on our prospects, financial condition and results of operations. Even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. Furthermore, when we sell the guaranteed portion of SBA loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA loan and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations and financial condition could be adversely affected.

When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially and adversely affect our business, financial condition and earnings.
The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.
Our SBA lending program may be adversely impacted if we lose our SBA Preferred Lender designation.
We are an approved participant in the SBA Preferred Lenders Program (“PLP”). As an SBA Preferred Lender, we are able to offer SBA loans to our clients without being subject to the potentially lengthy SBA approval process for application, servicing or liquidation actions necessary for lenders that are not SBA Preferred Lenders. Through the PLP, the SBA delegates the final credit extension decision to certain lending institutions, as well as most servicing and liquidation authority. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender’s SBA Preferred Lender status. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect on our financial results.
We rely on BFG for loan referrals associated with our SBA 7(a) lending program, any disruption of that relationship may adversely impact our SBA lending business.
BFG is a nationally significant referral source of small business loans. BFG has been the primary source of SBA loan referrals for the Bank since the Bank began its SBA lending program in 2014. Specifically, BFG referred 97.3% and 87.5% of the Bank’s SBA 7(a) loan originations for the years ended December 31, 2020 and 2019, respectively. BFG referred 95.3% of the Bank’s SBA 7(a) loan originations for the three months ended March 31, 2021. This relationship has permitted the Bank to focus on the development of underwriting, processing and servicing expertise for SBA 7(a) loans. Any disruption of our relationship with BFG or reduction in SBA 7(a) loan referrals could materially adversely impact our business, financial condition, results of operation and growth plans.
Because a significant portion of our loan portfolio held-for-investment within our local lending program and SBA 7(a) lending program is secured by real estate, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
As of March 31, 2021 and December 31, 2020, approximately $24.3 million and $20.6 million, or 11.7% and 8.6%, respectively, of our total gross loans held-for-investment were loans with real estate as a primary or secondary component of collateral. We also have approximately $91.2 million and $91.0 million, or 44.0% and 37.8% of our total gross loans held-for-investment in SBA loans that are secured with real estate as a component of collateral as of March 31, 2021 and December 31, 2020, respectively. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect our credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our business, financial condition and results of operations.
Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed business and personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and business and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations.
In the case of defaults on loans secured by real estate, we may be forced to foreclose on the collateral, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law that may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property for some period, in which case we would be exposed to the risks inherent in the ownership of real estate. We held no OREO as of December 31, 2020 or March 31, 2021. The amount that we, as a mortgagee, may realize after a default depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives, including those related to Covid-19, or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. Some states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such laws could have a material adverse effect on our business, financial condition and results of operation. Additionally, courts may be closed due to Covid-19 and once opened, may experience a backlog of activity that delays our foreclosure efforts.
We are subject to claims and litigation pertaining to intellectual property.
Banking and other financial services companies rely on technology companies and strategic relationships to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently pursue litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors and Strategic Program service providers, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors and Strategic Program service providers. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors and strategic relationships. The plaintiffs in these actions frequently seek injunctions and substantial damages.
Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights, and may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.
We rely on a combination of copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors, may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.
We may be subject to environmental liabilities relating to the real properties we own and the foreclosure on real estate assets securing loans in our loan portfolio.
In conducting our business, we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties relating to environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.
The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have a material adverse effect on our business, financial condition and results of operations.
Our origination of construction loans exposes us to increased lending risks.
We originate commercial construction loans primarily to professional builders for the construction of one-to-four family residences, apartment buildings, and commercial real estate properties. As of March 31, 2021 and December 31, 2020, we had approximately $17.2 million and $12.2 million of construction loans, respectively, which represents approximately 8.3% and 5.1%, respectively, of our total gross loan portfolio held-for-investment. To a lesser degree, we also originate land acquisition loans for the purpose of facilitating the ultimate construction of a home or commercial building. Our construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. In addition, construction costs may exceed original estimates as a result of increased materials, labor or other costs. Construction loans also often involve the disbursement of funds with repayment dependent, in part, on the success of the project and the ability of the borrower to sell or lease the property or refinance the indebtedness.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.
As of March 31, 2021 and December 31, 2020, we had approximately $3.9 million and $4.0 million of commercial and industrial loans to businesses, respectively, which represents approximately 1.9% and 1.7%, respectively, of our total gross loan portfolio held-for-investment. We also have approximately $10.8 million and $5.2 million, or 5.2% and 2.1% of our total gross loans held-for-investment, in SBA loans that are commercial and industrial loans to businesses as of March 31, 2021 and December 31, 2020, respectively. Small- to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be adversely affected.
Our concentration of large loans to a limited number of borrowers may increase our credit risk.
As of March 31, 2021 and December 31, 2020, our 10 largest borrowing relationships accounted for approximately 20.3% and 16.0%, respectively, of our total gross loans held-for-investment. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations because of economic or market conditions, or personal circumstances, such as divorce or death, our nonaccrual loans and our allowance for loan losses could increase significantly, which could have a material adverse effect on our assets, business, financial condition and results of operations.
We have loan concentrations in our SBA 7(a) loan portfolio related to the financing of professional, scientific and technical services (including law firms) non-store retailers (e-commerce), and ambulatory healthcare services
Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. As of December 31, 2020, our loan portfolio included approximately $9.4 million of loans, or approximately 3.6% of our total loans outstanding, to professional, scientific and technical services (including law firms), $7.2 million of loans, or approximately 2.8% of our total loans outstanding, non-store retailers (including e-commerce), and $4.2 million of loans, or approximately 1.6% of our total loans outstanding, to ambulatory healthcare service businesses. As of March 31, 2021, our loan portfolio included approximately $9.9 million of loans, or approximately 4.0% of our total loans outstanding, to professional, scientific and technical services (including law firms), $7.9 million of loans, or approximately 3.2% of our total loans outstanding, non-store retailers (including e-commerce), and $4.2 million of loans, or approximately 1.7% of our total loans outstanding, to ambulatory healthcare service businesses. We had $17 thousand in charge-offs during 2020 and $17 thousand in charge-offs for the three month period ended March 31, 2021, respectively, in our professional, scientific and technical services (including law firms) non-store retailers (e-commerce), and ambulatory healthcare services portfolio assets. We believe that these loans are conservatively underwritten to credit worthy borrowers and are diversified geographically. However, to the extent that there is a decline in professional, scientific and technical services (including law firms), non-store retailers (e-commerce), and ambulatory healthcare services industries in general, we may incur significant losses in our loan portfolio as a result of these concentrations.
A lack of liquidity could impair our ability to fund operations and adversely impact our business, financial condition and results of operations.
Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations.
Our most important source of funds is deposits. As of March 31, 2021 and December 31, 2020, approximately $100.8 million and $88.1 million, or 53.5% and 53.5%, respectively, of our total deposits were noninterest bearing demand accounts. These deposits are subject to potentially dramatic fluctuations due to certain factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, any of which could result in significant outflows of deposits within short periods of time increasing our funding costs and reducing our net interest income and net income. If the balance of the Company’s deposits decreases relative to the Company’s overall banking operations, the Company may have to rely more heavily on wholesale or other sources of external funding, or may have to increase deposit rates to maintain deposit levels in the future. Any such increased reliance on wholesale funding, or increases in funding rates in general, could have a negative impact on the Company’s net interest income and, consequently, on its results of operations and financial condition.
Our Strategic Programs generally require each Strategic Program loan origination platform to establish a reserve deposit account with the Bank, intended to protect us in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. The reserve deposit account balance is typically required to at least equal the total outstanding balance of loans held-for-sale by the Bank related to the Strategic Program. In the event that a loan purchaser defaults on its obligation under the Strategic Program agreements and the reserve deposit account balance is lower than the loans held-for-sale, the Bank may not be able to withdraw sufficient amount from the reserve deposit account to fulfill loan purchaser obligations and our liquidity may be adversely impacted.
We also may borrow funds from third-party lenders, such as other financial institutions. We currently utilize three secured lines of credit provided by the FHLB, PPPLF and the Federal Reserve and two unsecured lines of credit provided by Bankers Bank of the West and Zions Bank. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by one or more adverse regulatory actions against us.
Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations.
We have a concentration of deposit accounts with our Strategic Program service providers that is a material source of our funding, and the loss of these deposits or default on letters of credit by these Strategic Program service providers could force us to fund our business through more expensive and less stable sources.
As of March 31, 2021 and December 31, 2020, approximately $83.7 million and $70.1 million, or approximately 44.4% and 42.6%, respectively, of our total deposits consisted of deposit accounts of our Strategic Program service providers. Generally, the terms of our Strategic Programs require each Strategic Program service provider or purchasing entity to establish a reserve deposit account with the Bank at least equal the total outstanding balance of loans held-for-sale by the Bank related to the Strategic Program. This requirement is intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. Depending on the strength of the relationship between the Bank and our Strategic Program service providers, we may reduce the required amount of reserve deposits held and/or allow a portion of the requirement to be fulfilled by a letter of credit. In addition to the reserve deposit account, certain Strategic Program service providers have opened operating deposit accounts at the Bank. If a Strategic Program service provider defaults on its letter of credit or we experience additional unanticipated fluctuations in our Strategic Program deposit levels, we may be forced to rely more heavily on other, potentially more expensive and less stable funding sources, which could have an adverse effect on our business, financial condition and results of operations.
The past financial performance of the Bank is not a complete indicator upon which to base an estimate of the Bank’s future financial performance.
Although the Bank has a moderately long operational history, we have expanded the size and scope of the Bank in recent years, which resulted in increased overhead in current periods with the expectation of increased revenues in future periods. Although our revenue has increased in recent periods, there can be no assurances that revenue will continue to grow, we do not believe that the past financial performance of the Bank is a complete indicator of the future financial performance of the Bank and there can be no assurance that we will maintain our growth rate in future periods. Many factors may contribute to declines in our growth rates, including increased competition, slowing demand for our products from existing and new consumers, transaction volume and mix (particularly with our

Strategic Program service providers and merchant relationships), general economic conditions, a failure by us to continue capitalizing on growth opportunities, changes in the regulatory environment and the maturation of our business, among others. If our growth rate declines, our business, financial condition, and results of operations would be adversely affected.
If we are unable to maintain or increase the volume of loan transactions or if we are unable to retain existing customers or attract new customers, including through our Strategic Programs, our business and results of operations will be adversely affected.
To continue to grow our business, we must continue to increase the volume of loan transactions by retaining existing customers and attracting a large number of new customers, including through Strategic Programs, who meet the requisite qualifications. The overall volume of loan transactions and the number of customers we have may be affected by various factors. If we are unable to maintain or increase the volume of loan transactions or if we are unable to provide a quality customer experience, attract new customers, retain existing customers, or increase customer activity, including through Strategic Programs, our business, financial condition, results of operations and future prospects may be adversely affected. In addition, bank regulators supervising the Company or the Bank may impose limitations on our growth that will impede our ability to grow our business.
If we are unable to attract additional merchants and retain and grow our existing merchant relationships, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.
Our continued success is dependent, in part, on our ability to expand our merchant base and to grow our POS lending revenue. If we are not able to attract additional merchants and to expand revenue and volume of transactions from existing merchants, we will not be able to continue to grow our POS line of business. The termination of one or more of our merchant agreements would result in a reduction in transaction volume and related revenue. In addition, having a diversified mix of merchant relationships is important to mitigate risk associated with changing consumer spending behavior, economic conditions and other factors that may affect a particular type of merchant or industry. If we fail to retain any of our merchant relationships, if we do not acquire new merchant relationships, if we do not continually expand revenue and volume from the merchant relationships, or if we do not attract and retain a diverse mix of merchant relationships, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.
We are subject to interest rate risk as fluctuations in interest rates may adversely affect our earnings.
Most of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest earning assets, such as loans and investment securities, and interest paid by us on our interest bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either case, if market interest rates should move contrary to our position, this gap will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens; that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international economic weakness and disorder and instability in domestic and foreign financial markets. In addition, the Federal Reserve has stated its intention to end its quantitative easing program and has begun to reduce the size of its balance sheet by selling securities, which might also affect interest rates. As of March 31, 2021 and December 31, 2020, approximately 61.6% and 52.2%, respectively, of our interest earning assets and approximately 18.6% and 17.5%, respectively, of our interest bearing liabilities had a variable interest rate.
Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate borrowings, which could adversely affect our earnings and net interest margin if rates later increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to incur costs to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets could have a material adverse impact on net interest income. If short-term interest rates remain at their historically low levels for a prolonged period and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to reprice downward while our interest bearing liability rates could fail to decline in tandem. Such an occurrence would reduce our net interest income and could have a material adverse effect on our business, financial condition and results of operations.
Any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties.
If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and in a timely manner, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting consists of a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, or GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. We will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, when we cease to be an emerging growth company, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting.
The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider critical because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.
There could be material changes to our financial statements and disclosures if there are changes in accounting standards or regulatory interpretations of existing standards.
From time to time the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently and retrospectively, in each case resulting in our needing to revise or restate prior period financial statements, which could materially change our financial statements and related disclosures, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
We invest a percentage of our total assets (0.5% as of March 31, 2021) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk and meeting pledging requirements. As of March 31, 2021, all securities were classified as held-for-investment. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.
Employee errors and employee or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.
We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, financial condition and results of operations.
In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms that do not comply with our general underwriting standards. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses we may suffer, which could adversely affect our business, financial condition and results of operations.
We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.
We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers and ensuring that our largest clients have relationships with our senior management team. Accordingly, our success depends in large part on the performance of these key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. If any of our executive officers, other key personnel or directors leaves us or our Bank, our financial condition and results of operations may suffer because of his or her skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified personnel to replace him or her.
Negative public opinion regarding the Company or failure to maintain our reputation within the industries we serve and across our product lines could adversely affect our business and prevent us from growing our business.
Our Bank’s reputation within the industries we serve and across our product lines is critical to our success. We strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, including because of a successful cyberattack against us or other unauthorized release or loss of customer information, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.
In addition, negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our lending products or channels, including auto loans, construction loans, SBA loans, point-of-sale financing, or our Strategic Programs in general, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, funding sources, originating bank partners, service providers, or others in our industry, the experience of consumers and investors with our lending products, channels or services or point-of-sale lending platforms in general, or use of loan proceeds by consumers that have obtained loans facilitated through us or other point-of-sale lending platforms for illegal purposes, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our services, which could harm our reputation and cause disruptions to our business. Any such reputational harm could further affect the behavior of consumers, including their willingness to obtain loans facilitated through us or to make payments on their loans. As a result, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
We may not be able to raise the additional capital needed, in absolute terms or on terms acceptable to us, to fund our growth in the future if we continue to grow at our current pace.
After giving effect to this offering, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. Either of such events could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Regulation
We are subject to regulation, which increases the cost and expense of regulatory compliance and therefore reduces our net income and may restrict our growth and ability to acquire other financial institutions.
As a bank holding company under federal law, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the examination and reporting requirements of the Federal Reserve. In addition to supervising and examining us, the Federal Reserve, through its adoption of regulations implementing the BHC Act, places certain restrictions on the activities that are deemed permissible for bank holding companies to engage in. Changes in the number or scope of permissible activities could have an adverse effect on our ability to realize our strategic goals.
As a Utah state-chartered bank that is not a member of the Federal Reserve System, the Bank is separately subject to regulation by both the FDIC and the Utah Department of Financial Institutions, or UDFI. The FDIC and UDFI regulate numerous aspects of the Bank’s operations, including adequate capital and financial condition, permissible types and amounts of extensions of credit and investments, permissible non-banking activities and restrictions on dividend payments. The Bank undergoes periodic examinations by the FDIC and UDFI. Following such examinations, the Bank may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations, as well as increase its capital levels, which could adversely affect our results of operations.

Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our common stock.
Particularly as a result of any changes in the regulations and regulatory agencies under the Dodd-Frank Act, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our results of operations and financial condition.
Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.
Federal and state regulatory agencies frequently adopt changes to their regulations or change the way existing regulations are applied, including the Dodd-Frank Act and the Regulatory Relief Act. These and other changes are more fully discussed under “Supervision and Regulation.” Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have a material adverse effect on our business, financial condition and results of operations.
Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees. The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or the IRS, and the U.S. Treasury Department. We engage in certain strategies to minimize the impact of these taxes. Consequently, any change in tax laws or regulations, or new interpretation of existing laws or regulations, could significantly alter the effectiveness of these strategies. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.
The net deferred tax asset reported on our statement of financial condition generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of these deferred tax assets consists of deferred loan loss deductions. The net deferred tax asset is measured by applying currently-enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of March 31, 2021, our net deferred tax asset was $0.7 million.
In December 2017, the Tax Act was signed into law. The CARES Act, which was signed into law in March 2020, modified the Tax Act. These acts include numerous changes to existing U.S. federal income tax law, including a reduction in the federal corporate income tax rate from 35% to 21%, which took effect January 1, 2018. The reduction in the federal corporate income tax rate resulted in an impairment of our net deferred tax asset based on our reevaluation of the future tax benefit of these deferrals using the lower tax rate.
The Tax Act also made significant changes to corporate taxation, including the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and the elimination of net operating loss carrybacks generated in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely) and the modification or repeal of many business deductions and credits. The CARES Act modified some of the changes under the Tax Act, including delaying the change to the net interest expense deduction, the limitation on the net operating loss deduction, and the elimination of net operating loss carrybacks.
It cannot be predicted whether, when, in what form or with what effective dates new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in the corporate tax rate, our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Due to Section 162(m) of the Internal Revenue Code (the “Code”), we may not be able to deduct all of the compensation of some executives, including executives of companies we may acquire in the future.
Section 162(m) of the Code generally limits to $1 million annual deductions for compensation paid to “covered employees” of any “publicly held corporation.” A “publicly held corporation” includes any company that issues securities required to be registered under Section 12 of the Securities Exchange Act of 1934 or companies required to file reports under Section 15(d) of the Exchange Act, determined as of the last day of the company’s taxable year. We expect that FinWise Bancorp will be deemed to be a publicly held corporation as of the last day of the taxable year in which this prospectus is filed and, as a consequence, Section 162(m) of the Code will limit the deductibility of compensation to our covered employees to $1 million beginning with the year ending December 31, 2021. Pursuant to Treasury regulations that were finalized on December 18, 2020, the definition of “covered employees” generally includes anyone who served as the chief executive officer or chief financial officer at any time during the taxable year; the three highest compensated executive officers (other than the chief executive officer or the chief financial officer), determined under SEC rules; and any individual who was a covered employee, including of a “predecessor company,” at any point during a taxable year beginning on or after January 1, 2017, even after the employee terminates employment. We expect that in most if not all cases a publicly traded company that we might acquire in the future will be a “predecessor company.” Accordingly, we expect that the number of our covered employees will increase if FinWise Bancorp acquires one or more publicly held corporations in the future.
Notably, under the American Rescue Plan Act of 2021, or the ARPA, which was signed into law on March 11, 2021, for tax years beginning after December 31, 2026, the definition of “covered employees” will be expanded to include FinWise Bancorp’s next five highest paid employees (in addition to those currently included in the definition as described above).
As a result of the foregoing, under present law, we may not be able to deduct all of the compensation paid in 2020 and future years where FinWise Bancorp qualifies as a “publicly held corporation.” Losing deductions under Section 162(m) of the Code could increase our income taxes and reduce our net income. A reduction in net income could negatively affect the price of our stock.
Because of the Dodd-Frank Act and related rulemaking, the Company is subject to more stringent capital requirements.
In July 2013, the U.S. federal banking authorities approved the implementation of regulatory capital reforms of the Basel Committee on Banking Supervision, which is referred to as Basel III, and issued rules effecting certain changes required by the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies other than those subject to the Federal Reserve’s Small Bank Holding Company Policy Statement. The Small Bank Holding Company Policy Statement currently applies to certain holding companies with consolidated assets of less than $3.0 billion that, among other things, do not have a material amount of SEC-registered debt or equity securities outstanding. Historically, the Federal Reserve has not usually deemed a bank holding company ineligible for application of this policy statement solely because its common stock is registered under the Exchange Act. However, there can be no assurance that the Federal Reserve will continue this practice, and as a result the IPO may result in the loss of our status as a small bank holding company for these purposes.
Relative to the capital requirements that predated it, Basel III increased most of the required minimum regulatory capital ratios and introduced a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also narrowed the definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. Certain ratios calculated under the Basel III rules are sensitive to changes in total deposits, including the minimum leverage ratio. The Basel III capital rules became fully phased in effective January 1, 2019.
As a result of the Regulatory Relief Act, the federal banking agencies were required to develop a Community Bank Leverage Ratio (the ratio of a bank’s tangible equity capital to average total consolidated assets) for banking organizations with assets of less than $10 billion, such as the Bank. On October 29, 2019, the federal banking agencies issued a final rule that implements the Community Bank Leverage Ratio framework, which became effective on January 1, 2020 and became available for banking organizations to use as of March 31, 2020. We elected into the Community Bank Leverage Ratio framework, beginning with our regulatory report filed for the first quarter of 2020. Even though the Bank meets the eligibility criteria, its federal banking regulators have reserved the authority to disallow the use of the Community Bank Leverage Ratio framework based on the risk profile of the banking organization.
The Bank’s failure to maintain the minimum leverage ratio under the Community Bank Leverage Ratio framework could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial condition. See “Supervision and Regulation—Capital Adequacy Guidelines.”
Federal and state banking agencies periodically conduct examinations of our business, including our compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject based on such examinations could adversely affect us.
As part of the bank regulatory process, the Federal Reserve, the FDIC and the Utah Department of Financial Institutions (the “UDFI”), periodically conduct examinations of our business, including compliance with laws and regulations. If, based on an examination, the UDFI or a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that the Company or its management were in violation of any law or regulation, it may take such remedial actions as it deems appropriate. These actions include the power to enjoin unsafe or unsound practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.
Financial institutions, such as the Bank, face risks of noncompliance and enforcement actions related to the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. To administer the Bank Secrecy Act, FinCEN is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the IRS. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.
Our compliance with the anti-money laundering laws is in part dependent on our ability to adequately screen and monitor our customers for their compliance with these laws. We have developed certain procedures to screen and monitor these customers. To comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.
We are subject to anticorruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and we may be subject to other anti-corruption laws, as well as anti-money laundering and sanctions laws and other laws governing our operations, to the extent our business expands to non-U.S. jurisdictions. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.
We continue to pursue deposit sourcing opportunities outside of the United States. We are currently subject to anti-corruption laws, including the FCPA. The FCPA and other applicable anti-corruption laws generally prohibit us, our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain other business advantages. We may also participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or other jurisdictions’ anti-corruption laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA. If we are not in compliance with the FCPA or other anti-corruption laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition and results of operations. Similarly, any investigation of any potential violations of the FCPA or other anti-corruption laws by authorities in the United States or other jurisdictions where we conduct business could also have an adverse impact on our reputation, business, financial condition and results of operations.
Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.
We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the U.S. are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level. Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.
We are subject to numerous laws and regulations, designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws or regulations could lead to a wide variety of sanctions.
The Community Reinvestment Act, or CRA, directs all insured depository institutions to help meet the credit needs of the local communities in which they are located, including low- and moderate-income neighborhoods. Each institution is examined periodically by its primary federal regulator, which assesses the institution’s performance. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product, or service. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have a material adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services.
A successful regulatory challenge to an institution’s performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our reputation, business, financial condition and results of operations.

We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our results of operations, financial condition and business.
Various U.S. federal, state and local laws have been enacted that are designed to discourage predatory lending practices. The U.S. Home Ownership and Equity Protection Act of 1994, or HOEPA, prohibits inclusion of certain provisions in mortgages that have interest rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain mortgages, including loans that are not classified as “high-cost” loans under applicable law, must satisfy a net tangible benefit test with respect to the related borrower. Such tests may be highly subjective and open to interpretation. As a result, a court may determine that a home mortgage, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. If any of our mortgages are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could adversely impact our results of operations, financial condition and business.
Regulatory agencies and consumer advocacy groups have asserted claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.
Antidiscrimination statutes, such as FHA and ECOA, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the DOJ and the CFPB, have taken the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions protected classes (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals).
These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, have focused greater attention on “disparate impact” claims. The U.S. Supreme Court has confirmed that the “disparate impact” theory applies to cases brought under FHA, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under ECOA, regulatory agencies and private plaintiffs may continue to apply it to both FHA and ECOA in the context of mortgage lending and servicing. To the extent that the “disparate impact” theory continues to apply, we are faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.
In addition to reputational harm, violations of FHA and ECOA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.
Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.
The deposits of our Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments as determined according to the calculation described in “Supervision and Regulation—Deposit Insurance.” To maintain a strong funding position and restore the reserve ratios of the DIF following the financial crisis, the FDIC increased deposit insurance assessment rates and charged special assessments to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.
The Federal Reserve may require us to commit capital resources to support the Bank at a time when our resources are limited, which may require us to borrow funds or raise capital on unfavorable terms.
Federal law and regulatory policy impose a number of obligations on bank holding companies that are designed to reduce potential loss exposure to the depositors of insured depository subsidiaries and to the FDIC’s deposit insurance fund. For example, the Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks where it might not do so otherwise. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.
A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. In order to make a required capital injection, we may need to issue additional equity or debt securities to obtain the required capital. Issuing additional shares of common stock may dilute our current shareholders’ percentage of ownership and may cause the price of our common stock to decline. Any loan by a bank holding company to its subsidiary bank is subordinate in right of repayment to payments to depositors and certain other creditors of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings. Borrowing funds or raising capital on unfavorable terms for such a capital injection may have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Strategic Programs
The Bank and our Strategic Program service providers are subject to borrower protection laws and federal and state consumer protection laws.
The Bank and our Strategic Program service providers must comply with regulatory regimes, including those applicable to consumer credit transactions, various aspects of which are untested as applied to a marketplace. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of loans facilitated through our Strategic Programs. In particular, our Strategic Program service providers may be subject to laws, including but not limited to Section 5 of the Federal Trade Commission Act, the Truth-in-Lending Act, the Fair Credit Reporting Act, and other federal and state consumer protection laws and regulations that impose requirements related to, among other things, loan disclosures and terms, credit discrimination, credit reporting, debt servicing and collection and unfair or deceptive business practices.
Our Strategic Program service providers may not always have been, and may not always be, in full compliance with these laws. Compliance with these laws is costly, time-consuming and limits operational flexibility. Non-compliance could subject a Strategic Program service provider, or the Bank, to damages, revocation of required licenses, class action lawsuits, enforcement actions, penalties, rescission rights held by investors in securities offerings and civil and criminal liability. Any of these actions may harm the Bank or our Strategic Program service providers, and may result in borrowers rescinding their loans. If any of the Strategic Program service providers with which we do business suffers any of these consequences, we may be forced to create new relationships with Strategic Program service providers, which if not formed, could have an adverse effect on our growth strategy, business, results of operation and financial condition.
If we are unable to maintain our relationships with our Strategic Program service providers, our business will suffer.
A significant portion of our loan origination is conducted through our Strategic Programs. Approximately $8.5 million and $30.6 million, or 56.9% and 69.7% of our total revenues for the three months ended March 31, 2021 and year ended December 31, 2020, respectively, were generated through our Strategic Programs. Our agreements with service providers to the Strategic Programs are non-exclusive and do not prohibit the service providers from working with our competitors upon payment of a fee or from offering competing services. In addition, the Strategic Program service providers may not perform as expected under our agreements including potentially being unable to accommodate our projected growth in loan volume and revenue. Although we have taken steps to secure relationships with our Strategic Program service providers and key third-party relationships, we could in the future have disagreements or disputes with our Strategic Program service providers, which could negatively impact or threaten our relationship.
Furthermore, our agreements with third-parties could come under scrutiny by our regulators, and our regulators could raise an issue with, or object to, any term or provision in such an agreement or any action taken by such third party vis-à-vis the Bank’s operations or customers, resulting in a material adverse effect to us including, but not limited to, the imposition of fines and/or penalties and the material restructuring or termination of such agreement.
Inadequate oversight of our relationships with our Strategic Program service providers and POS merchants could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and result of operations.
The FDIC has issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the FDIC, have also issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank. Furthermore, our regulators could require us to terminate certain relationships with our Strategic Program service providers or POS merchants or restrict our ability to form new relationships with other Strategic Program service providers or POS merchants, either of which could result in a decrease in our loan originations, which in turn could adversely affect our growth, business prospects, financial condition and results of operations.
The regulatory framework for Strategic Programs is evolving and uncertain as federal and state governments consider new laws to regulate online marketplaces such as ours. New laws and regulations, including taxes on services provided through Strategic Programs, as well as continued uncertainty regarding potential new laws or regulations, may negatively affect our business.
The regulatory framework for our Strategic Programs is evolving and uncertain. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be amended, removed or interpreted in new ways, that would affect the operation of our Strategic Program service providers and the way in which they interact with borrowers and investors.
Recognizing the growth in online marketplaces, in July 2015 the Treasury issued a request for information to study the marketplace lending industry, which led to the release of a Treasury white paper on May 10, 2016, on the online marketplace lending industry. The white paper included several recommendations to the federal government and private sector participants in order to encourage safe growth and access to credit. In June 2016, the FDIC proposed guidance setting forth regulatory expectations for bank relationships with Strategic Program service providers. In this proposed guidance, the FDIC stated that such arrangements require, among other things, enhanced CMS, agreements specific to such relationships, significant investments of resources, and board approval of anticipated growth rates by Strategic Program service providers, including by types of credit and concentrations of credit levels. The proposed guidance was never adopted. However, we cannot predict whether any legislation or proposed rulemaking will actually be introduced or how any legislation or rulemaking will impact our business and results of operations of marketplace lenders going forward.
If the loans originated through a marketplace were found to violate a state’s usury laws and/or the a Strategic Program’s service providers were determined to be the “true lender” of loans originated on their marketplaces we and our Strategic Program service providers may have to alter our business models and, consequently, our reputation, financial condition and results of operation could be harmed.
The interest rates that are charged to borrowers and that form the basis of payments to investors through marketplaces are enabled by legal principles including (i) the application of federal law to enable an issuing bank that originates the loan to export the interest rates of the jurisdiction where it is located, (ii) the application of common law “choice of law” principles based upon factors such as the loan document’s terms and where the loan transaction is completed to provide uniform rates to borrowers, or (iii) the application of principles that allow the transferee of a loan to continue to collect interest as provided in the loan document. Certain states have no statutory interest rate limitations on personal loans, while other jurisdictions have a maximum rate. In some jurisdictions, the maximum rate is less than the current maximum rate offered by the Bank through certain Strategic Programs. If the laws of such jurisdictions were found to apply to the loans originated by the Bank through a marketplace, those loans could be in violation of such laws or it could impact the ability to sell such loans to investors. Approximately $4.7 million and $21.2 million, or 31.3% and 48.4% of our total revenues for the three months ended March 31, 2021 and year ended December 31, 2020, respectively, were generated from Strategic Programs with annual interest rates above 36%.
There has been (and may continue to be) litigation challenging lending arrangements where a bank or other third-party has made a loan and then sells and assigns it to an entity that is engaged in assisting with the origination and servicing of a loan. In January 2017, the Colorado Administrator of the Uniform Consumer Credit Code filed suit against Avant, Inc., an online consumer loan platform, and another similar platform. The Administrator asserted that loans to Colorado residents facilitated through the platform were required to comply with Colorado laws regarding interest rates and fees, and that those laws were not preempted by federal laws that apply to loans originated by WebBank, the federally regulated issuing bank who originated loans through Avant’s platform. The matter ultimately settled without a determination of which entity is the “true lender” but created certain safe-harbor transactional structures that the regulator would find indicative of the bank being the “true lender.”
If a borrower or regulator were to successfully bring claims against a Strategic Program service provider for violations of state consumer lending laws, including usury and licensing requirements, the Strategic Program service provider could be subject to fines and penalties, including the voiding of loans and repayment of principal and interest to borrowers and investors. Our Strategic Program service providers might decide to, among other actions, limit the maximum interest rate and terms on certain loans facilitated through the Strategic Program service provider’s platform, might decide to not offer certain products, might decide to not offer products in certain geographic locations, and might decide to originate loans under the provider’s own state-specific licenses, to obtain a bank charter, or originate loan products in partnership with another financial institution. These actions may substantially reduce a Strategic Program service provider’s operating efficiency and/or attractiveness to investors, possibly resulting in a decline in operating results for the service provider, which could in turn adversely affect our business, financial condition and results of operations. Furthermore, if the Bank were not deemed to be the “true lender,” then the Bank and our Strategic Program service provider could be subject to claims by borrowers, as well as enforcement actions by regulators.
Additionally, in May 2015, the U.S. Court of Appeals for the Second Circuit issued its decision in Madden v. Midland Funding, LLC, where the court interpreted the scope of federal preemption under the National Bank Act (“NBA”) and held that a nonbank assignee of a loan originated by a national bank was not entitled to the benefits of federal preemption of claims of usury. The Second Circuit’s decision is binding on federal courts located in Connecticut, New York, and Vermont, but the decision could also be adopted by other courts. The Madden decision created some uncertainty as to whether non-bank entities purchasing loans originated by a bank may rely on federal preemption of state usury laws, which created an increased risk of litigation by plaintiffs challenging the interest rates charged in accordance with the terms of loans. The Madden decision, and any decisions with similar findings, may substantially reduce a Strategic Program service provider’s operating efficiency and/or attractiveness to investors, possibly resulting in a decline in operating results for the service provider, which could in turn adversely affect our business, financial condition and results of operations.
On May 25, 2020, the Office of the Comptroller of the Currency (the “OCC”) issued a final rule reaffirming the enforceability of the interest rate terms of national banks’ loans following their sale, assignment, or transfer. The FDIC followed suit with a final rule on June 25, 2020, that similarly reaffirmed the enforceability of the interest rate terms of loans made by state-chartered banks and insured branches of foreign banks (collectively, state banks) following the sale, assignment, or transfer of a loan. The rules also provide that whether interest on a loan is permissible is determined at the time the loan is made, and is not affected by a change in state law, a change in the relevant commercial paper rate, or the sale, assignment, or other transfer of the loan. These rules have been challenged by state attorneys general. On May 11, 2021, the U.S. Senate voted 52-47 to repeal the “true lender” rule adopted by the OCC. The U.S. Senate resolution is expected to pass the U.S. House of Representatives. Repeal of the OCC rule is expected to create uncertainty regarding whether state or federal laws apply to the Bank’s loans originated in the marketplace with the assistance of our Strategic Program service providers.
On or about June 5, 2020, the Attorney General for the District of Columbia filed suit against Elevate Credit Inc. (“Elevate”). In addition, on or about April 5, 2021, the same Attorney General filed suit against Opportunity Financial, LLC (“OppFi”). Elevate and OppFi are Strategic Program service providers of the Bank. Both complaints allege that these service providers provide a marketplace platform pursuant to which consumers can obtain loans originated by the Bank. The complaints further allege, based on a number of transactional terms between the service providers and the Bank, that the service providers are the “true lender” and originated the loans in question. The matters are pending. The Bank has not been named in the complaints, nor does the Bank currently lend in the District of Columbia.

These and other matters could potentially impact a Strategic Program’s business, including the maximum interest rates and fees that can be charged and application of certain consumer protection statutes. In addition, these matters could subject us to increased litigation risk, which could have a material and adverse impact on our reputation and business. We continue to assess the impact of these final rules on our business and our Strategic Programs.
Many of our Strategic Program service providers are rapidly growing companies that face increased risks, uncertainties, expenses and difficulties.
Many of our Strategic Program service providers have encountered and will continue to encounter risks, uncertainties, expenses and difficulties, which may include:
•	navigating complex and evolving regulatory and competitive environments;
•	increasing the number of borrowers and investors utilizing a marketplace;
•	verifying borrowers’ creditworthiness and ensuring accurately and appropriately priced loans;
•	the use of alternative credit models that pose regulatory uncertainties, or otherwise increase regulatory risk;
•	increasing the volume of loans facilitated through a marketplace and transaction fees received for matching borrowers and investors through a marketplace;
•	entering into new markets and introducing new loan products;
•	monitoring business activities to avoid being deemed an investment company or being required to register as a broker-dealer and the increased cost and regulation associated therewith;
•	continuing to revise proprietary credit decision-making and scoring models, particularly in the face of changing macro and economic conditions;
•	continuing to develop, maintain and scale a platform;
•	effectively using limited personnel and technology resources;
•	effectively maintaining and scaling financial and risk management controls and procedures;
•	maintaining the security of the platform and the confidentiality of the information provided and utilized across the platform; and
•	attracting, integrating and retaining an appropriate number of qualified employees.
The long-term impact of the Covid-19 pandemic, including governmental responses such as changes to interest rates, legislation, borrower assistance programs and monetary policies, on our Strategic Programs and the loan volume that the Bank acquires through the platforms of our Strategic Program service providers, is unknown. The lingering effects of the Covid-19 pandemic as borrowers and would-be borrowers suffer financial impacts from unemployment and reduced hours and wages could have a negative impact on our Strategic Programs for a significant period of time following the Covid-19 crisis. At this time, the Bank cannot quantify the effects of the Covid-19 pandemic on its Strategic Programs or line of business.
Fraudulent activity associated with a Strategic Program service provider could negatively impact operating results, brand and reputation and cause the use of a Strategic Program’s loan products and services to decrease and its fraud losses to increase.
Our Strategic Program service providers are subject to the risk of fraudulent activity associated with the handling or borrower and investor information by its marketplace, issuing banks, borrowers, investors and third parties. A company’s resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. High profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact a company’s operating results, brand and reputation and lead it to take steps to reduce fraud risk, which could increase its costs and, consequently, adversely affect our business, financial condition and results of operations.
Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our Strategic Program service providers.
The SEC has proposed significant changes to the rules applicable to issuers and sponsors of asset-backed securities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. With the proposed changes, marketplace lenders’ access to the asset-backed securities capital markets could be affected and their financing programs could be less effective. In addition, the SEC has announced that it is considering sales of loans by marketplace lenders as sales of securities. Compliance with such legislation or regulation may significantly increase our Strategic Program service providers’ costs, limit product offerings and operating flexibility, require significant adjustments in internal business processes and potentially require our Strategic Program service provider to maintain regulatory capital at levels above historical practices.
Risks Related to Potential Strategic Transactions
We may pursue strategic acquisitions in the future, and we may not be able to overcome risks associated with such transactions.
Although we plan to continue to grow our business organically, we may explore opportunities to invest in, or to acquire, other financial institutions, financial service companies and businesses with consideration consisting of cash, debt, and/or equity securities, that we believe would complement our existing business. We may seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services. Our investment or acquisition activities could be material to our business and involve a number of risks including the following:
•	difficulty in estimating the value of any target company;
•
investing time and incurring expense associated with identifying and evaluating potential investments or acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	the lack of history among our management team in working together on acquisitions and related integration activities;
•	obtaining necessary regulatory approvals, which we may have difficulty obtaining or be unable to obtain;
•	the time, expense and difficulty of integrating the operations and personnel of any combined businesses;
•	unexpected asset quality problems with acquired companies;
•	inaccurate estimates and judgments used to evaluate credit, operations, management and market risks with respect to any target institution or assets;
•	risks of impairment to goodwill or other-than-temporary impairment of investment securities;
•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire;
•	an inability to realize expected synergies or returns on investment;
•	potential disruption of our ongoing banking business;
•	maintaining adequate regulatory capital; and
•	loss of key employees, key customers or key business counterparties following our investment or acquisition.
We may not be successful in overcoming these risks or other problems encountered in connection with potential investments or acquisitions. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have an adverse effect on our business, financial condition and results of operations. Additionally, if we record goodwill in connection with any acquisition, our business, financial condition and results of operations may be adversely affected if that goodwill is determined to be impaired, which would require us to take an impairment charge.
We have entered into, and expect to continue to enter into, joint venture, strategic collaboration, teaming and other business arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have a material adverse effect on our business and results of operations.
We have entered into, and expect to continue to enter into, significant joint venture, strategic collaboration, teaming and other arrangements, including our Strategic Programs we have established with various third-party consumer and commercial loan origination platforms. These activities involve risks and uncertainties, including the risk of the joint venture or applicable Strategic Program loan origination platform failing to satisfy its obligations, which may result in certain liabilities to us for any related commitments, the uncertainty created by challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our business collaborations and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. In addition, in these joint ventures, strategic collaborations and alliances, we may have certain overlapping control over the operation of the assets and businesses. As a result, such joint ventures, strategic collaborations and alliances may involve risks such as the possibility that a counterparty in a business arrangement might become bankrupt, be unable to meet its contractual obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our business partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations. A failure of our business relationships could have a material adverse effect on our business and results of operations.
Acquisitions and strategic collaborations may never materialize.
We intend to explore a variety of acquisitions and strategic collaborations with our existing Strategic Program service providers or other third parties, and related businesses in various states. We are likely to face significant competition in seeking appropriate acquisitions or strategic collaborators, and these acquisitions and strategic collaborations can be complicated and time consuming to negotiate and document. We may not be able to negotiate acquisitions and strategic collaborations on acceptable terms, or at all, and we are unable to predict when, if ever, we will enter into any such acquisitions or strategic collaborations due to the numerous risks and uncertainties associated with them.
Risks Related to this Offering and an Investment in Our Common Stock
There is currently no established public market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.
Our common stock is not currently traded on an established public trading market. We have applied to list our common stock on NASDAQ, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation, the risks discussed elsewhere in this “Risk Factors” section and:
•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;
•	changes in general economic or business conditions;
•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
•
publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deem comparable to us;

•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;
•	additions or departures of key personnel;
•	perceptions in the marketplace regarding our competitors or us;
•	significant acquisitions or business combinations, strategic relationships, joint ventures or capital commitments by or involving our competitors or us;
•	other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services; and
•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core markets or the financial services industry.
The stock market and the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.
As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board, or the PCAOB, and NASDAQ, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and the NASDAQ rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal control over, and procedures relating to, financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.
Investors in this offering will experience immediate dilution.
The initial public offering price is expected to be higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate dilution in tangible book value per share in relation to the price that you paid for your shares. We expect the dilution because of this offering to be $   per share, based on an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus) and our as adjusted tangible book value of $   per share as of March 31, 2021. Accordingly, if we were liquidated at our as adjusted tangible book value, you would not receive the full amount of your investment. See “Dilution.”
Securities analysts may not initiate or continue coverage on us.
The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us, our business and our industry. We do not have any control over these securities analysts, and they may choose not to cover us. If one or more of these securities analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

Our executive management, board of directors, and BFG owners have significant control over our business.
As of June 30, 2021, our directors and executive officers beneficially owned an aggregate of 522,246 shares, or approximately 34.1% of our issued and outstanding common stock. As of June 30, 2021, BFG owners, including those who are also our directors and Paul Brown who is a selling shareholder, beneficially owned an aggregate of 559,528 shares, or approximately 37.1% of our issued and outstanding common stock. As of June 30, 2021, our one director who is also a BFG owner beneficially owned an aggregate of 68,270 shares, or approximately 4.7% of our issued and outstanding common stock. As of June 30, 2021, this director owned in the aggregate 4.0% of the issued and outstanding membership interest of BFG. As of June 30, 2021, BFG owners (including Paul Brown, a selling shareholder) excluding our director, beneficially owned an aggregate of 491,258 shares or 32.7% of our issued and outstanding common stock. Following the completion of this offering, our directors and executive officers will beneficially own approximately   % of our outstanding common stock (or   % if the underwriters exercise in full their option to purchase additional shares). Following the completion of this offering, BFG owners, including those who are also our directors or executive officers, will beneficially own approximately   % of our outstanding common stock (or   % if the underwriters exercise in full their option to purchase additional shares). Following the completion of this offering, our director and executive officer, who is also a BFG owner, will beneficially own approximately   % of our outstanding common stock (or   % if the underwriters exercise in full their option to purchase additional shares). Following the completion of this offering, BFG owners, excluding our director will beneficially own approximately   % of our outstanding common stock (or   % if the underwriters exercise in full their option to purchase additional shares). Consequently, our executive management, board of directors, and BFG owners may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of our other shareholders, including you.
We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.
We intend to use the net proceeds to us from this offering to fund organic growth, continue the buildout of our operating infrastructure, and for general corporate purposes, which could include future acquisitions, maintenance of our required regulatory capital levels and other growth initiatives. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we can deploy these proceeds will provide lower yields than we generally earn on loans, which may have a material adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our Articles authorize us to issue up to 5,000,000 shares of one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.
We are an emerging growth company and smaller reporting company, and the reduced regulatory and reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding shareholder advisory votes on executive compensation or golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.
We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.07 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if we become a “large accelerated filer,” in which case we would no longer be an emerging growth company as of the following December 31.
Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” as defined in Rule 12b-2 in the Exchange Act, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to provide an auditor attestation of our internal control over financial reporting and reduced disclosure regarding our executive compensation arrangements in our periodic reports and proxy statements. Investors may find our common stock less attractive because we intend to rely on certain of these exemptions, which may result in a less active trading market and increased volatility in our stock price.
We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.
Our primary asset is FinWise Bank. We depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses and satisfy our obligations. Federal and state statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. Further, the FDIC and UDFI can restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we may not be able to satisfy our obligations or, if applicable, pay dividends on our common stock. See “Supervision and Regulation— Regulatory Restrictions on Dividends.”
Our future ability to pay dividends is subject to restrictions.
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our common stock since inception and we currently have no plans to pay cash dividends in the foreseeable future. Any declaration and payment of dividends on our common stock in the future will depend on regulatory restrictions, our earnings and financial condition, our liquidity and capital requirements, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders. See “Dividend Policy.”
The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the senior promissory note, the subordinated debt obligations, the subordinated debentures underlying our trust preferred securities and our other debt obligations. If required payments on our debt obligations are not made, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.
Among other considerations, our ability to pay dividends further depends on the following factors:
•
because the Company is a legal entity separate and distinct from the Bank and does not have any stand-alone operations, our ability to pay dividends depends on the ability of the Bank to pay dividends to us, and the FDIC, the UDFI and Utah state law may, under certain circumstances, restrict the payment of dividends to us from the Bank;
•
Federal Reserve policy requires bank holding companies to pay cash dividends on common shares only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition; and

•
our board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is necessary or appropriate in light of our business plan and objectives.

Provisions in our governing documents and Utah law may have an anti-takeover effect, and there are substitutional regulatory limitations on changes of control of bank holding companies.
Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.
Our Articles and our Bylaws may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our board of directors or management. Our governing documents and Utah law include provisions that provide for, among other things, a staggered board, and limitations on the ability of shareholders to call a special meeting of shareholders, which can make minority shareholder representation on our board of directors more difficult to establish. In addition, Utah corporate statutes contain provisions designed to protect Utah corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the board of directors, to affect its policies generally and to benefit from actions that are opposed by the current board.
Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the BHC Act and the Change in Bank Control Act, as amended (the “Change in Bank Control Act”). These laws could delay or prevent an acquisition. Because the Bank is an “insured depository institution” within the meaning of the Federal Deposit Insurance Act and the Change in Bank Control Act and we are a “financial institution holding company” within the meaning of the Utah Financial Institutions Act, federal and Utah law and regulations generally prohibit any person or company from acquiring control of the Company or, indirectly, the Bank, without prior written approval of the FDIC or the commissioner of the UDFI, as applicable. Under the Change in Bank Control Act, control is conclusively presumed if, among other things, a person or company acquires 25% or more of any class of our voting stock. A rebuttable presumption of control arises if a person or company acquires 10% or more of any class of our voting stock and is subject to a number of specified “control factors” as set forth in the applicable regulations. Although the Bank is an “insured depository institution” within the meaning of the Federal Deposit Insurance Act and the Change in Bank Control Act, an investment in the Company is not insured or guaranteed by the FDIC, or any other agency, and is subject to loss. Under the Utah Financial Institutions Act, control is defined as the power to vote 20% or more of any class of our voting securities by an individual or to vote more than 10% of any class of our voting securities by a person other than an individual. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our common stock in excess of the amount which can be acquired without regulatory approval.
An investment in our common stock is not an insured deposit and is subject to risk of loss.
Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of the Bank or any of our other subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be able to afford the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “goal,” “target,” “would,” “aim” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry and management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us, the selling shareholder, the underwriters or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
•
conditions relating to the Covid-19 pandemic, including the severity and duration of the associated economic slowdown either nationally or in our market areas, and the response of governmental authorities to the Covid-19 pandemic and our participation in Covid-19-related government programs such as the PPP;

•	system failure or cybersecurity breaches of our network security;
•
the success of the financial technology industry, the development and acceptance of which is subject to a high degree of uncertainty, as well as the continued evolution of the regulation of this industry;

•	our ability to keep pace with rapid technological changes in the industry or implement new technology effectively;
•	our reliance on third-party service providers for core systems support, informational website hosting, internet services, online account opening and other processing services;
•
general economic conditions, either nationally or in our market areas (including interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation and deflation), that impact the financial services industry and/or our business;

•	increased competition in the financial services industry, particularly from regional and national institutions and other companies that offer banking services;
•	our ability to measure and manage our credit risk effectively and the potential deterioration of the business and economic conditions in our primary market areas;
•	the adequacy of our risk management framework;
•	the adequacy of our allowance for loan losses;
•	the financial soundness of other financial institutions;
•	new lines of business or new products and services;
•
changes in SBA rules, regulations and loan products, including specifically the Section 7(a) program, changes in SBA standard operating procedures or changes to the status of the Bank as an SBA Preferred Lender;

•	changes in the value of collateral securing our loans;
•	possible increases in our levels of nonperforming assets;
•	potential losses from loan defaults and nonperformance on loans;

•	our ability to protect our intellectual property and the risks we face with respect to claims and litigation initiated against us;
•	the inability of small- and medium-sized businesses to whom we lend to weather adverse business conditions and repay loans;
•	our ability to implement aspects of our growth strategy and to sustain our historic rate of growth;
•	our ability to continue to originate, sell and retain loans, including through our Strategic Programs;
•	the concentration of our lending and depositor relationships through Strategic Programs in the financial technology industry generally;
•	our ability to attract additional merchants and retain and grow our existing merchant relationships;
•
interest rate risk associated with our business, including sensitivity of our interest earning assets and interest bearing liabilities to interest rates, and the impact to our earnings from changes in interest rates;

•	the effectiveness of our internal control over financial reporting and our ability to remediate any future material weakness in our internal control over financial reporting;
•	potential exposure to fraud, negligence, computer theft and cyber-crime and other disruptions in our computer systems relating to our development and use of new technology platforms;
•	our dependence on our management team and changes in management composition;
•	the sufficiency of our capital, including sources of capital and the extent to which we may be required to raise additional capital to meet our goals;
•
compliance with laws and regulations, supervisory actions, the Dodd-Frank Act, the Regulatory Relief Act, capital requirements, the Bank Secrecy Act, anti-money laundering laws, predatory lending laws, and other statutes and regulations;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters;
•	our ability to maintain a strong core deposit base or other low-cost funding sources;
•	results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our allowance for loan losses or to write-down assets;
•	our involvement from time to time in legal proceedings, examinations and remedial actions by regulators;
•	further government intervention in the U.S. financial system;
•
the ability of our Strategic Program service providers to comply with regulatory regimes, including laws and regulations applicable to consumer credit transactions, and our ability to adequately oversee and monitor our Strategic Program service providers;

•	our ability to maintain and grow our relationships with our Strategic Program service providers;
•	natural disasters and adverse weather, acts of terrorism, pandemics, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control;
•	compliance with requirements associated with being a public company;
•	level of coverage of our business by securities analysts;
•	the effective use of proceeds from this offering;
•	future equity and debt issuances; and
•	other factors that are discussed in the section entitled “Risk Factors,” beginning on page 26.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including those discussed in the section entitled “Risk Factors.” If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this prospectus, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether because of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence. In addition, we cannot assess the impact of each risk and uncertainty on our business or the extent to which any risk or uncertainty, or combination of risks and uncertainties, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
Assuming an initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be $   million (or $   million if the underwriters exercise in full their option to purchase additional shares). Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease (as applicable) the net proceeds to us from this offering by approximately $   million (or approximately $   million if the underwriters elect to exercise in full their option to purchase additional shares), in each case, assuming the number of shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and estimated offering expenses payable by us.
The principal purposes of this offering are to support organic growth by increasing our regulatory capital ratio, continue the buildout of our operating infrastructure, and for general corporate purposes, which could include future acquisitions and other growth initiatives. Other important purposes of this offering are to create a public market for our common stock for the benefit of our existing shareholders and to better position us to use our common stock as consideration for potential future acquisitions, facilitate access to the public capital markets, as well as to increase our visibility in the marketplace. Except as described herein, we do not currently have any specific plans for the application of the net proceeds to us and do not have any arrangements or understandings to make any acquisitions. Our management will retain broad discretion to allocate the net proceeds of this offering and we expect to contribute a majority of the net proceeds to the Bank as regulatory capital. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors, including our future retained earnings and assets generated by operations and the other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering and investors will be relying on the judgment of our management regarding the application of the proceeds. Proceeds held by us will be held in cash or invested in short-term investments until needed for the uses described above.
We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our common stock since inception, and we currently have no plans to pay cash dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be retained to support our operations and finance the growth and development of our business.
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. Our ability and determination to pay dividends to our shareholders in the future will depend on regulatory restrictions, our liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors.
As a Utah corporation, we are only permitted to pay dividends out of funds legally available for distributions to shareholders.
As a bank holding company, our ability to pay dividends is affected by the policies and regulations of the Federal Reserve. See “Supervision and Regulation— Regulatory Restrictions on Dividends.” Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from FinWise Bank, which is also subject to numerous limitations on the payment of dividends under federal and Utah banking laws, regulations and policies. For example, the FDIC or the UDFI may, under certain circumstances, impose restrictions on our or the Bank’s ability to pay dividends. The Bank is not obligated to pay dividends to us, and such dividends will be subject to the discretion of the board of directors of the Bank. See “Supervision and Regulation— Regulatory Restrictions on Dividends.”

CAPITALIZATION
The following table sets forth our consolidated capitalization and regulatory capital ratios as of March 31, 2021:
•	on an actual basis; and
•
on an as adjusted basis to give effect to the issuance and sale by us of shares of common stock in this offering and our receipt of the net proceeds therefrom (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. The outstanding share and per share data in the following table have been adjusted to give effect to a   -for-one stock split of our common stock completed effective   , 2021.
	March 31, 2021
($ in thousands, except per share data)	Actual	As Adjusted(1)
Cash and cash equivalents	$74,222
PPP Liquidity Facility	79,704

Shareholders’ equity
Preferred stock, $.001 par value, 5,000,000 authorized; no shares issued and outstanding as of March 31, 2021, actual and adjusted	—
Common stock, $.001 par value, 20,000,000 shares authorized; 1,452,685 shares issued and outstanding as of March 31, 2021, actual and adjusted, respectively	1
Additional paid-in-capital	18,008
Retained earnings	34,301
Total shareholders’ equity	$52,310	$—
Total capitalization	$132,014

Company capital ratios:
Leverage ratio(2)	19.4%
Total equity to total assets	15.8%
Tangible shareholders’ equity to tangible assets (3)	15.8%

Per Share:
Book value per share	$36.01
Tangible book value per share (3)	$36.01
(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our as adjusted total shareholders’ equity and total capitalization by approximately $   million, assuming no change to the number of shares of common stock being offered hereby as set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

(2)	See discussion under “Supervision and Regulation—The Regulatory Relief Act” describing the regulatory capital framework applicable to the Bank.
(3)
These measures are not measures recognized under GAAP and are therefore considered to be non-GAAP financial measures. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of these measures to their most comparable GAAP measures.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the as adjusted tangible book value per share of our common stock immediately following this offering. As of March 31, 2021, the tangible book value of our common stock was approximately $52.3 million, or $36.01 per share of common stock based on shares of our common stock issued and outstanding. Tangible book value per share is defined as book value per share less goodwill and other intangible assets, divided by the outstanding number of common shares at the end of each period. The most directly comparable GAAP financial measure is book value per share. We had no goodwill or other intangible assets as of March 31, 2021. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible book value per share is the same as book value per share at March 31, 2021. The share and per share data set forth in this paragraph and below have been adjusted to give effect to a   -for-one stock split of our common stock effective   , 2021.
After giving effect to the sale of    shares of our common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us, the as adjusted tangible book value of our common stock at March 31, 2021 would have been approximately $   million, or $   per share. Therefore, under those assumptions, this offering will result in an immediate increase of $   in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $   in the tangible book value per share of our common stock to investors purchasing shares of common stock in this offering, or approximately   % of the assumed initial public offering price of $   per share.
The following table illustrates the calculation of the amount of dilution per share that a new investor in our common stock in this offering will incur given the assumptions above:
Assumed initial public offering price per share	$
Tangible book value per share of common stock at March 31, 2021	36.01
Increase in tangible book value per share of common stock attributable to new investors in this offering
As adjusted tangible book value per share of common stock after this offering
Dilution per share of common stock to new investors in this offering	$
If the underwriters exercise in full their option to purchase additional shares, our as adjusted tangible book value per share of common stock after giving effect to this offering would be approximately $   . This represents an increase in tangible book value of $   per share to existing shareholders and dilution of $   per share to new investors.
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our tangible book value by $   million, or $   per share, and the dilution to new investors would increase (decrease) by $   per share, assuming no change to the number of shares of common stock being offered hereby as set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.
The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing shareholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us as of March 31, 2021 on an as adjusted basis.
	Shares Purchased		Total Consideration (Dollars in thousands)		Average Price
	Number	Percent	Amount	Percent	Per Share
Shareholders as of March 31, 2021		%	$	%	$
New investors in this offering
Total		%	$	%	$

Assuming no shares of common stock are sold to existing shareholders in this offering, sales of shares of our common stock by the selling shareholder in this offering will reduce the number of shares of common stock held by existing shareholders to    , or approximately % of the total shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to    , or approximately % of the total shares of our common stock outstanding after this offering.
If the underwriters exercise in full their option to purchase additional shares, the percentage of shares of our common stock held by existing shareholders will decrease to approximately   % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to   , or approximately   % of the total shares of our common stock outstanding after this offering.
The table and the two immediately preceding paragraphs above exclude 157,148 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $26.05 per share (comprising 80,150 shares of fully vested common stock issuable upon exercise of stock options and 76,998 shares of unvested common stock issuable upon exercise of stock options) and 45,000 shares of our common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $40.00 per share.
To the extent that any of the foregoing are exercised, investors participating in the offering will experience further dilution. We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

BUSINESS
Overview
We are FinWise Bancorp, a Utah bank holding company headquartered in Murray, Utah. We operate through our wholly-owned subsidiary, FinWise Bank, a Utah state-chartered non-member bank. We currently operate one full-service banking location in Sandy, Utah and a loan production office in Rockville Centre, New York. We are a nationwide lender to consumers and small businesses. We believe that traditional barriers to servicing banking customers have been substantially lowered due to technological advances in the distribution and management of banking products and services. We seek to capitalize on these advances by leveraging strategic relationships, as well as proprietary loan origination systems and data analytics technology, to expand our reach in marketing channels utilized and credit products offered. We believe four of our distinguishing characteristics are:
•
our strategic relationships with third party loan origination platforms, many of whom use technology to facilitate loan origination, that allow us to capture a high volume of diverse loan origination and loan performance data from the billions of dollars of loans that we have originated, sold or held in four main lending areas;

•
our FinView™ Analytics Platform, including our enterprise data warehouse, which is a proprietary technology developed by us to enhance our ability to gather and interpret performance data for the loans originated by us and to help us identify attractive risk-adjusted market sectors;

•
our core deposits which, as of March 31, 2021 and December 31, 2020, constitute 91.1% and 91.5% of our funding sources (excluding the PPPLF), respectively and have been highly reliable and relatively low cost (our core deposits comprise the sum of demand deposits, NOW accounts, MMDA accounts, savings accounts, and time deposits under $250,000 that are not brokered deposits); and

•	our seasoned management team, which has considerable banking experience, particularly in our core lines of business.
Combined, we believe these attributes enable us to effectively manage our risk and achieve superior rates of growth and profitability compared to other banks, as reflected in S&P Global Market Intelligence rankings of banks and thrifts. For each of the past five years, FinWise Bank has been recognized as a Top Performing Bank by S&P Global Market Intelligence and in 2020, FinWise Bank ranked as the second-best performing bank and thrift in the USA with up to $3 billion in assets. The 2020 ranking was based on a scoring system comprised of six key ratios encompassing profitability, revenue growth, capitalization and credit quality. The following table illustrates FinWise Bank’s rank and percentile rank as compared to other banks and thrifts less than $1 billion or $3 billion in size as of December 31 for each of the years presented:
Year	Comparable Banks & Thrifts By Size	Comparable Banks & Thrifts Count	FinWise Bank Rank	Percentile
2020	<$3 billion in Assets	4,287	#2	99.9%
2019	<$3 billion in Assets	4,391	#41	99.1%
2018	<$3 billion in Assets	4,619	#12	99.7%
2017	<$1 billion in Assets	4,383	#3	99.9%
2016	<$1 billion in Assets	4,585	#26	99.4%
Source: S&P Global Market Intelligence
We are able to generate significant interest and non-interest income from the billions of dollars of loans that we annually originate, sell or hold in four main lending areas: (i) nationwide Strategic Programs, (ii) multi-state SBA 7(a) lending program, (iii) residential and commercial real estate lending in and around the Salt Lake City, Utah MSA, and (iv) multi-state consumer lending primarily through our POS lending program. Except in the case of our recent funding of PPP loans, we have principally relied on core deposits, including Institutional Deposits, to fund our lending activities but also have used brokered deposits and borrowings when we deem appropriate. In 2020, as a result of high volumes of PPP lending, we accessed the PPPLF as part of the CARES Act of 2020. See “SBA 7(a) Lending” below.
As of March 31, 2021, on a consolidated basis, we had total assets of $330.1 million, total loans of $245.2 million including $65.9 million in PPP loans, total deposits of $188.5 million, and total shareholders’ equity of $52.3 million.

For the three months ended March 31, 2021, we originated $1.0 billion in total loans, had net income of $5.3 million and a 43.1% return on average equity. Our earnings per share for the three months ended March 31, 2021, on a basic and diluted basis were $3.66 and $3.55 respectively. As of December 31, 2020, on a consolidated basis, we had total assets of $317.5 million, total loans of $261.8 million including $107.1 million in PPP loans, total deposits of $164.5 million, and total shareholders’ equity of $45.9 million. For the year ended December 31, 2020, we originated $2.6 billion in total loans, had net income of $11.2 million and a 28.4% return on average equity. Our earnings per share for the year ended December 31, 2020, on a basic and diluted basis were $7.75 and $7.70, respectively. The charts below depict our growth in total assets from December 31, 2010 through December 31, 2020, and net income (loss) and profitability metrics (ROAA and ROAE) for each of the years ended December 31, 2010 through December 31, 2020, and for the three months ended March 31, 2021:
Total Assets ($000s)

Note: Total assets as of December 31, 2020 and March 31, 2021 includes approximately $107.1 million and $65.9 million in PPP loans, respectively. The proportion of PPP loans to total assets as of December 31, 2020 and March 31, 2021 is illustrated in the chart above in orange.
Net Income (Loss) ($000s)

Return on Average Equity

Return on Average Assets

Note: We calculate our average assets and average equity for a year by dividing (a) the sum of our total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business (i) at the beginning of the relevant year and (ii) at the ending of the relevant year, by (b) two. We calculate our average assets and average equity for a quarter by dividing (a) the sum of our total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business (i) at the beginning of the relevant quarter and (ii) at the ending of the relevant quarter, by (b) two.
Upon completion of the offering, FinWise Bancorp will continue to serve as a registered bank holding company with respect to the Bank, subject to regulation and examination by the Federal Reserve Board. FinWise Bancorp currently does not engage in any material business activity other than those relating to owning all of the capital stock of FinWise Bank. In the future, FinWise Bancorp may pursue other business activities, including mergers and acquisitions, investment alternatives, banking services, and diversification of operations. There are, however, no current understandings or agreements for these activities.
Our History
Founded in 1999, FinWise Bank (formerly known as Utah Community Bank) operated as a local community bank focusing on real estate lending in and around the Salt Lake City, Utah MSA. The Company was formed in 2002 and acquired 100% of the stock of Utah Community Bank. While the Bank is our primary asset, we also have a 10% membership interest in BFG, a Connecticut limited liability company, a nationally significant referral source for SBA loans and a legal lending facilitator. As described below, we have a right of first refusal to purchase additional interests in BFG from any selling member along with an option to purchase all of the interests from the remaining members through January 1, 2028. See “Our Relationship with Business Funding Group.”
During the Great Recession, the Bank experienced considerable asset quality issues and entered into a Cease and Desist Order with the FDIC in 2009. In 2010, the Bank began a search for new leadership and approached Mr. Kent Landvatter about becoming Chief Executive Officer. Mr. Landvatter believed that he could resolve the Bank’s financial and regulatory issues and that its relatively small balance sheet ($32.4 million in assets as of December 31,

2010), single branch location and limited legacy technology infrastructure provided flexibility that made the Bank an appealing launching point for his strategic plan. In September 2010, Mr. Landvatter, a 30-year veteran of banking at the time, with experience serving as the president of Comenity Capital Bank and Goldman Sachs Bank, USA, joined the Company and the Bank as President and Chief Executive Officer. Upon joining the Company, Mr. Landvatter developed a plan to promptly resolve the Cease and Desist Order in 2011 and then began to execute on a data and technology-driven banking strategy informed by his experience in and around similar banking businesses. The timeline below sets forth key milestones in the deployment of our strategic plan along with related results since 2010.

The following is a brief timeline of the progress of the Company from 2011:
-	2011
○	Raised approximately $0.3 million through the private placement of our common stock to position the Company for growth
○	Enhanced Bank control environment by revising policies and procedures, establishing oversight committees, and developing a standardized process for the Bank to launch new programs
○	In August, the FDIC Cease and Desist Order was removed
○	Resumed lending in the local community after the capital raise and removal of FDIC Cease and Desist Order
○	Launched our POS lending program
○	Launched our commercial leasing program
○	Introduced our strategy for using technology and data as a competitive advantage
-	2013
○	Returned to profitability
-	2014
○	Raised approximately $0.2 million through the private placement of our common stock to fund Company growth
○	Launched our SBA 7(a) lending program and began receiving loan referrals from BFG, a nationally significant referral source of SBA loans and the Bank’s primary SBA referral source
-	2015
○	Mr. Javvis Jacobson joined the Company and the Bank as Executive Vice President and Chief Financial Officer to lead our financial and day-to-day operational matters
-	2016
○	Mr. David Tilis, Senior Vice President and Chief Strategy Officer, joined the Bank’s management team to lead the launch of our Strategic Programs

○
Managed one Strategic Program loan origination platform at year end as a result of launching one new third-party loan origination platform focused on unsecured, closed-end debt consolidation credit products

○	Launched the initial development of FinView™, including our initial development of our data warehouse, in conjunction with the start of our Strategic Programs
○	Raised approximately $0.7 million through the private placement of our common stock to support Company growth
○	Ranked #26 by S&P in top 100 best performing banks and thrifts under $1 billion in total assets
-	2017
○
Managed one Strategic Program loan origination platform at year end as a result of launching one new third party loan origination platform focused on unsecured, closed-end, debt consolidation credit products

○
Further developed FinView™ to include the use of the first Application Programming Interface (“API”) to connect with our Strategic Program service providers to facilitate credit decisioning and funding

○	Raised approximately $2.7 million through the private placement stock to support Company growth
○	Ranked #3 by S&P in top 100 best performing banks and thrifts under $1 billion in total assets
-	2018
○	Opened a loan production office in Rockville Centre, New York primarily to support our Strategic Programs and SBA 7(a) lending programs
○	Mr. James Noone joined the Bank as Executive Vice President and Chief Credit Officer and implemented comprehensive processes leading to a significant expansion of our SBA 7(a) lending program
○
Managed seven Strategic Program loan origination platforms at year end as a result of launching three new third-party loan origination platforms which were focused on unsecured, closed-end, consumer installment credit products

○	Commenced credit analyses that now form the basis of FinView™ and, as a result, we began retaining selected Strategic Program loans
○	Raised approximately $4.0 million through the private placement of our common stock to support Company growth
○	Ranked #12 by S&P in top 100 best performing banks and thrifts under $3 billion in total assets
-	2019
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Managed eight Strategic Program loan origination platforms at year end as a result of launching one new third-party loan origination platform which was focused on unsecured, closed-end, consumer installment credit products

○	Continued the buildout of our credit analyses that now form the basis of FinView™ and, as a result, we began retaining additional Strategic Program loans
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To further solidify our mutually beneficial relationship with BFG, the Company issued additional shares of its common stock, representing 10.9% of the Company’s outstanding common stock, to certain members of BFG in exchange for certain of their interests in BFG, representing a 10.0% aggregate membership interest in BFG

○	Ranked #41 by S&P in top 100 best performing banks and thrifts under $3 billion in total assets
○	Ranked 9th largest SBA 7(a) originator in the state of New York

-	2020
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Managed eight Strategic Program loan origination platforms at year end as a result of launching one new third-party loan origination platform which was focused on commercial working capital credit products and the closure, due to the Covid-19 pandemic, of one third-party loan origination platform launched in 2017 which was focused on commercial working capital credit products

○	Completed the buildout of our enterprise data warehouse which supports the compilation and storage of origination and servicing loan data for FinView™
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Began development of new API version 2.0 to optimize connection with our Strategic Program loan origination platforms to facilitate a more efficient onboarding experience for new Strategic Program launches and automation of certain regulatory compliance, enterprise risk management and testing programs oversight at the Bank

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Issued warrants to acquire shares of Company common stock to certain members of BFG in exchange for a right of first refusal to acquire, and an option to purchase, any and all membership interests in BFG until January 1, 2028

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The Bank’s diversification strategy was tested by the Covid-19 pandemic. Our planned reduction in the at-risk loan portfolio during 2020 and our ability to generate income from multiple sources resulted in revenues and net income exceeding those generated in 2019

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Ms. Dawn Cannon joined the Bank’s management team as Executive Vice President and Chief Operating Officer to lead and expand our operational capabilities, including the growth of our POS lending programs as part of our long-term strategic plan

○	Ranked #2 by S&P in the top 100 best performing banks and thrifts under $3 billion in total assets
Our Business Model
In consumer banking, the industry has become increasingly dependent on and oriented towards technology-driven delivery systems, permitting transactions to be conducted through a wide variety of online and mobile channels. In addition, technology has lowered the barriers to entry and made it possible for non-bank institutions to attract funds and provide lending and other financial services in our market despite not having a physical consumer-facing presence. Given their lower cost structure, online banks and non-bank institutions that choose to solicit loans and deposits primarily through digital platforms often are able to offer rates that are more competitive than rates offered by retail banking institutions with a traditional branch footprint. Additionally, they have access to national markets through their online distribution channels. The primary factors driving competition for consumer loans and deposits for both traditional banks and online service providers are interest rates, fees charged, customer service levels, convenience, including online offerings, branch location and hours of operation, and the range of products and services offered.
For many years, we have closely observed how technology has digitized the banking industry. Due in part to lifestyle and economic changes resulting from the Covid-19 pandemic, we have recently noticed an increasing preference for technology-based banking solutions as consumers and businesses seek tailored, technologically automated banking experiences delivered through online and mobile channels. Technological innovation is allowing forward thinking financial services businesses to meet this need. We are positioned to benefit from this trend by: (i) partnering with technology-oriented loan origination platforms in our Strategic Programs, SBA lending, and POS lending business lines, and (ii) successfully deploying our own in-house technology to deliver loan and deposit solutions to our customers directly and through third parties. We believe that for certain consumer and commercial banking business lines, in which our management team has considerable experience, developing and using technology to deliver products and services and leveraging technology to collect and organize data is a competitive advantage. Our business model for the past 10 years has been designed to capitalize on this advantage and these trends.
We believe recent advances in technology have also greatly expanded the ability to efficiently capture, store and utilize data for the purpose of informing business decisions. Since 2016, we have focused on enhancing the technological infrastructure and data analytics that make up what we call FinView™, our analytics platform, which we use to collect, analyze and apply data to provide potential borrowers with enhanced access to credit while managing the Bank’s risk profile. FinView™ is now five years in the making and as we continue to improve its functionality and aggregate data, FinView’s™ usefulness increases. In 2017, the Bank began using its first API to connect with our Strategic Program service providers to facilitate credit decisioning and funding. Beginning in 2018,

FinView™ data was used to analyze the retention of selected Strategic Program loans. In 2020, the Bank enhanced its enterprise data warehouse to more efficiently capture loan origination and servicing data. In 2021, the Bank is in the process of building out FinView’s™ business analytics module and launching an updated version of its API. We believe the expanding functionality of FinView™ will permeate other areas of the Bank, leading us to new insights and opportunities. For example, in the future, we expect to develop machine learning and artificial intelligence as part of FinView™. The compilation of millions of loan origination and servicing data points creates deep insights that drive better informed decision-making across asset classes and enables more efficient product launches.
We work diligently to make banking easier for small business owners, enabling them to focus on their businesses. One way we seek to accomplish this is by actively recognizing and monitoring the potential impacts that emerging technologies may have on the banking landscape. We periodically evaluate strategic relationships with technology-focused companies that we believe will benefit our employees, customers and shareholders, generate additional fee income, enhance our product offerings, monitor our enterprise risk, or otherwise enable us to identify process or cost efficiencies. We believe that customers will gravitate to banks that offer them desirable products in a convenient, compliant and safe manner. Using our strategy, we are able to reach a large number of consumers and small businesses and deliver highly regulated, appropriately risk priced banking products that help our customers meet their financial goals and improve their lives. To accomplish this, we have developed a strong culture of compliance and have entered into strategic relationships with loan origination platforms who share our desire to provide borrowers with viable and compliant banking products. Borrowers to whom we originate loans through our Strategic Programs include consumers considered super prime (FICO score of 720 and higher), prime (FICO score of 660 through 719), near prime (FICO score of 640 through 659) and subprime (FICO score below 660), as well as consumers that lack a credit history as reported through one of the three credit bureaus. Our focus on developing relationships with seasoned and compatible loan origination platforms, our technology infrastructure and our in-house expertise provide us the tools to serve a diverse set of customers and provide an improved banking experience.
Our Enhanced Credit Risk Management Tools
We believe a critical aspect of managing credit risk lies in understanding key indicators of credit performance and applying them timely, consistently and effectively. Our strategy and expertise afford us unique tools to manage credit risk including (i) the ability to curate a diversified loan portfolio based on access to a broad array of bank-originated loans underwritten within program-specific criteria, and (ii) collecting, interpreting and utilizing detailed loan origination and performance data to monitor and adjust risk exposure. These tools have enhanced our credit risk management and allowed the Bank to selectively and purposefully build and maintain a diversified loan portfolio with superior risk-adjusted returns. In addition to customary credit risk management tools, where possible we use these tools in our lending programs. For example:
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In SBA 7(a) lending, we lend to small business and professionals. Our credit risk management is augmented by the fact the loans are partially guaranteed by the SBA. We further mitigate our credit risk in this program by using data, such as the nature of the business, use of proceeds, length of time in business and management experience to help us target loans that we believe have lower credit risk. Our prudent underwriting, closing and servicing processes are essential to effective utilization of the SBA 7(a) program, as the SBA guaranty is conditioned upon proper underwriting, closing and servicing by the lender.

•
In our Strategic Program lending, we originate unsecured and secured consumer and business loans to borrowers with certain Bank-approved credit profiles. The credit profiles are based on specific predetermined underwriting criteria informed by our extensive data and analytics. While we sell the vast majority of loans in this lending program shortly after origination, the Bank may choose to retain a portion of the funded loans and/or receivables. Our credit risk is mitigated by focusing on amortizing loans, lending to borrowers with demonstrated ability to repay, and extending loans that are priced appropriately to the credit profile of the borrower (including credit history). Smaller loans are often unsecured and therefore rely more on predictive models that allow us to appropriately price credit based on probable losses.

Management tracks, manages and reports credit exposure limits for each lending program, and bank-wide exposure, in order to comply with limits set by our board of directors. Our policies also dictate bank-wide diversification and program specific limits.
Our Relationship with Business Funding Group
BFG is a nationally significant referral source of small business loans. Included in these loans are SBA loans to be funded by financial institutions and other SBA lenders. BFG works alongside a network of over 50 banks to refer business loans to small, independent businesses across various industries. Our relationship with BFG is an important component of our diversification strategy. Since the launch of our SBA lending program in 2014, BFG has been the primary source of SBA loan referrals for the Bank. Since the inception of the SBA lending program in 2014, this relationship was governed by a loan finder’s agreement between BFG and the Bank that automatically renewed on an annual basis. This agreement was not renewed in 2019 and currently there is no material definitive agreement in place between the Bank and BFG related to receiving SBA loan referrals. Although not renewed, the relationship between BFG and the Bank continues to function substantially as it did while the loan finder’s agreement was in effect. In consideration of marketing and referral services provided to the Bank, BFG receives a fee for SBA loans referred to the Bank that are closed and funded by the Bank. The fees on each SBA loan referred to the Bank by BFG are determined on a loan-by-loan basis and based on the amount and terms of the principal SBA loan. The methodology for determining such fees has been substantially consistent since 2019. Such fees are disclosed on SBA Form 159 and filed with SBA for each funded loan.
Between March 2018 and July 2018, in exchange for cash proceeds, we sold 246,015 shares representing approximately 23.4% of our issued and outstanding common stock at the time of such sale to four individuals associated with BFG and one individual not associated with BFG pursuant to change in control applications filed with the Federal Reserve Bank and UDFI. The Federal Reserve Bank determined that these five individuals were acting in concert, but that the shares purchased by the five individuals were not attributable to BFG for purposes of the Bank Holding Company Act of 1956, as amended.
In December of 2019, we acquired directly from four of the five individuals who acquired our shares in 2018, a 10% ownership interest in BFG in exchange for 158,464 newly-issued shares of our common stock, representing 10.9% of the Company’s outstanding common stock at the time of purchase. The BFG ownership interest that we acquired is comprised of Class A Voting Units representing approximately 5.0% of both the voting membership interests and the aggregate membership interests of BFG and Class B Non-Voting Units representing approximately 5.0% of the aggregate membership interests of BFG. The UDFI approved the acquisition of the additional shares of our common stock in the exchange by the four individuals and the Federal Reserve Bank did not object, provided that no individual own more than 9.9% of our issued and outstanding common stock (as calculated in accordance with the rules and regulations of the Federal Reserve Bank). As of June 30, 2021, BFG members, including these four individuals (including Paul Brown, a selling shareholder) and one of our directors, beneficially owned an aggregate of 559,528 shares, or approximately 37.1% of our issued and outstanding common stock, as calculated in accordance with the SEC’s beneficial ownership rules as discussed under “Principal Shareholders” below.
To strengthen our relationship with BFG, we also negotiated a right of first refusal and an option to acquire 100% of BFG. Subject to the terms of that certain Right of First Refusal and Option Agreement, dated as of March 31, 2020, we were granted an option to acquire all of the ownership interests in BFG at any time from January 1, 2021 to January 1, 2028, at an earnings multiple of 10 to 15 times BFG’s net profit based on the fiscal year ended immediately prior to the exercise of the option. In addition, we have a right of first refusal, prior to our exercise of our option, to acquire any ownership interests that any individual owner of BFG wishes to sell. As consideration for the right of first refusal and option, we issued warrants to each BFG member (other than the Company) with the right to acquire shares of our common stock on a pro rata basis according to each such person’s percentage ownership in BFG, not exceeding an aggregate of 45,000 shares, at an exercise price of $40 per share. Unless otherwise exercised, the warrants will expire on March 31, 2028. See “Certain Relationships and Related Party Transactions— BFG Transactions” below. The exercise of our right of first refusal or our option, and the exercise of warrants to acquire our common stock by BFG members, are subject to all required regulatory approvals, including the Federal Reserve Bank and UDFI. Other than the Right of First Refusal and Option Agreement and the Standstill Agreement, there are no other agreements between us and BFG or among our respective shareholders.
BFG is not an affiliate of the Bank as defined under the Affiliates Act. Accordingly, we are not subject to restrictions imposed by Regulation W, and we are not aware of any other regulatory restrictions on the business relationship between the Bank and BFG.

Our Competitive Strengths
Our business model is highly profitable. We believe our technology and systems along with our seasoned management team allow us to identify and access business lines where we can provide valuable products and services to our customers and generate superior returns for our shareholders. When compared to other banks over the past three years, we have consistently and efficiently produced higher profit performance driven by our superior risk adjusted net interest margins, ability to generate high levels of noninterest income and our scalable operating systems. For example, for the year ended December 31, 2020, our return on average assets was 4.5% compared to 0.7% for all U.S. Banks, our return on average equity was 28.4% compared to 6.9% for all U.S. Banks, our net interest margin was 11.0% compared to 2.8% for all U.S. Banks, our noninterest income to average assets ratio was 5.8% compared to 1.4% for all U.S. Banks and our efficiency ratio was 51.6% compared to 59.8% for all U.S. Banks and for the three months ended March 31, 2021, our return on average assets was 6.5% compared to 1.4% for all U.S. Banks, our return on average equity was 43.1% compared to 13.7% for all U.S. Banks, our net interest margin was 11.0% compared to 2.6% for all U.S. Banks, our noninterest income to average assets ratio was 7.5% compared to 1.4% for all U.S. Banks and our efficiency ratio was 45.9% compared to 60.0% for all U.S. Banks (based on information from the FDIC.gov website “Statistics on Depository Institutions Report”). The charts below provide comparative profit performance measures for the years ended December 31, 2018, December 31, 2019, and December 31, 2020 and the three months ended March 31, 2021.
Return on Average Assets	Return on Average Equity

Net Interest Margin	Noninterest Income / Average Assets

Efficiency ratio

Source: All U.S. Banks information is from the FDIC website “Statistics on Depository Institutions Report.”
Note: Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.” According to the FDIC website, the data for all Banks represents 5,406, 5,177, 5,001 and 4,978 banks for 2018, 2019, 2020, and the three months ended March 31, 2021 respectively.
We apply disciplined underwriting and credit risk management. We have a disciplined credit culture with traditional credit quality practices augmented by data- and analytics-driven decision-making analytics platform, FinView™, risk management, and a broad, diversified loan portfolio. Our credit management processes emphasize prudent underwriting, proper administration, careful servicing and proactive collection policies. Our credit administration, credit review and loan operation systems focus on approving sound credits while meeting numerous regulatory requirements including compliance regulations. We believe these attributes and processes contribute to our ability to maintain high asset quality. We believe we have positioned the Company to successfully navigate a wide range of credit environments including the current uncertain economic environment due to the Covid-19 pandemic. We have long maintained a diversified loan portfolio with well-managed industry or property type concentrations. Many of our SBA borrowers are engaged in various industries that proved resilient to the pandemic. For more information on the impact of the Covid-19 pandemic on the Company and the Bank, please see the section entitled “Recent Developments,” below.
We use data analytics and diversification as a risk management tool. We believe that our data driven loan diversification strategy plays a key role in managing a variety of risks, including credit risks, revenue volatility risk, and market cycle risk. When considering how to best diversify our loan portfolio, we consider several factors including our aggregate and business-line specific concentration risks, our business line expertise, and the ability of our infrastructure to appropriately support the product. Our ability to hold or sell newly originated loans allows us to alter the mix of our interest and non-interest income and rebalance our loan portfolio based on our credit risk appetite.

An example of our effective use of data and diversification is our SBA 7(a) loan portfolio, the largest portion of the Bank’s loan portfolio as of March 31, 2021. As of March 31, 2021, our SBA 7(a) portfolio (excluding PPP loans) is comprised of more than 300 loans across a variety of industries, with borrowers in 35 states as represented in the following map.

State comprises greater than 10% of Bank unguaranteed SBA 7(a) portfolio balance
State comprises greater than 5% of Bank unguaranteed SBA 7(a) portfolio balance
State in which bank has existing unguaranteed SBA 7(a) portfolio balance

Note: Percentage categories shown is calculated by dividing (a) accumulated total unguaranteed SBA 7(a) balance for each NAICS Sub-Sector by (b) the total unguaranteed SBA 7(a) balance outstanding of approximately $53.9 million as of March 31, 2021. New York state and New Jersey comprise 47.5% and 11.4%, respectively, of Bank’s unguaranteed SBA 7(a) portfolio balance as of March 31, 2021.
Our largest industries by exposure are professional, scientific and technical services (including law firms), non-store retailers (e-commerce), and ambulatory healthcare services with the remainder of the exposure being spread across several NAICS sub-sectors. The following table presents a breakdown of the ten largest NAICS sub-sector concentrations within our SBA 7(a) portfolio as of March 31, 2021:
SBA(7) Portfolio Breakdown
NAICS Sub-Sector Code	Description	March 31, 2021 % of Total
541	Professional, Scientific and Technical Services	18.3%
454	Non-Store Retailers (Electronic Shopping)	14.7%
621	Ambulatory Health Care Services	7.7%
423	Merchant Wholesalers, Durable Goods	5.4%
445	Food and Beverage Stores (Grocery, Convenience)	5.2%
623	Nursing and Residential Care Facilities	5.2%
448	Clothing and Clothing Accessories Stores	4.5%
811	Manufacturing Repair and Maintenance	4.2%
238	Specialty Trade Contractors	3.8%
442	Furniture and Home Furnishings Stores	3.5%
	All Other	27.5%
Total		100.0%
Note: Percentage shown is calculated by dividing (a) accumulated total unguaranteed SBA 7(a) balance for each NAICS Sub-Sector by (b) the total unguaranteed SBA 7(a) balance outstanding of approximately $53.9 million as of March 31, 2021.

Data metrics that we frequently use in assessing risk in this portfolio include tenure of the business’ operating history, average FICO score and Debt Service Coverage Ratio. In addition, the experience of our management team with specific collateral and transaction types are also factored into our decision to extend credit.
Our Bank has prudently managed high rates of growth and we are able to access large market opportunities. We have built our Bank to prudently manage rapid growth. Many of our business lines are well suited to iterative processes that optimize economies of scale without sacrificing credit discipline or regulatory compliance standards. We utilize third parties to expand our market reach and we look to our talented employees to implement systems, technology, data and automation to operate efficiently and facilitate responsible growth.
We have historically entered markets that offer growth opportunities and that align with our core competencies and the prevailing trends within the banking industry and our strategic plan. We estimate the sizes of our three multi-state business lines to be:
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Strategic Programs: $100 billion in total available market based on industry data and estimates. Our estimation of the total available market for the Strategic Program business line is based on industry data for unsecured personal loans. We believe the total available market may be larger than this as the Bank offers Strategic Programs specific to POS lending and commercial lending which may not be accounted for in the above estimates.

•	SBA Lending $150 billion in total available market based on SBA agency reports.
•	POS Lending: $160 billion in total available market based on industry data and estimates.
Recent performance demonstrates our strong growth trajectory. From January 1, 2018 through March 31, 2021, our CAGR in total assets (excluding approximately $65.9 million of PPP loans outstanding as of March 31, 2021) was 54.0%, our CAGR in total loans outstanding (excluding approximately $65.9 million of PPP loans outstanding as of March 31, 2021) was 44.8% and our CAGR in total deposits was 47.6%. From January 1, 2018 through December 31, 2020, our CAGR in loan originations (excluding approximately $126.6 million of PPP loans originated during the year ended December 31, 2020) was 131.2%. As shown in the charts below, we grew total assets by 78.6%, 52.5%, 79.3% and 3.9% during the years ended December 31, 2018, December 31, 2019 and December 31, 2020 and the three months ended March 31, 2021, respectively, compared to all U.S. Banks which grew assets by 3.3%, 2.6%, 14.1% and 8.0%, respectively (based on information from the FDIC.gov website “Statistics on Depository Institutions Report”) during the same time periods.
Asset Growth Rate (Over Prior Period)	Total Loan Originations ($000s)

Source: All U.S. Banks information is from the FDIC website “Statistics on Depository Institutions Report.”
Note: According to the FDIC website, the data for all Banks represents 5,406, 5,177, 5,001, and 4,978 banks for 2018, 2019, 2020 and the three months ended March 31, 2021, respectively.
Our profit margins improve with scale. We are a bank that uses technology and data as a competitive advantage. Our proprietary and “off-the-shelf” technology and systems allow us to originate a large volume of loans and achieve considerable growth with limited marginal cost. We currently source most of our loan originations through our Strategic Programs. These Strategic Programs require us to make an upfront investment in terms of due diligence, underwriting and integration (for which we are compensated in the form of set-up fees), but once established the ongoing operation has been highly efficient. In addition, our strategic plan contemplates increasing the amount of loans originated through our Strategic Program business line that we hold for investment. We believe increasing these

Strategic Program loan balances will be highly profitable and require a relatively small additional investment in credit risk management. Lastly, since our technology, systems and policies are highly iterative we believe they are well suited to high levels of throughput and resulting economies of scale. As a result, this operating leverage is expected to increase profitability as we scale.
Core deposits are our primary source of funding. We use a diversified funding strategy including core deposits from our branch, deposits originated through SBA 7(a) lending programs and Strategic Programs, with brokered and core Institutional Deposits and borrowings as needed. As mentioned above, a significant portion of our core deposits include funds deposited through our Strategic Programs, to support reserve requirements. In addition to the reserve deposit account, certain Strategic Program relationships have opened operating accounts. In 2020, we piloted a new deposit product targeted to SBA 7(a) customers. Marketing strategies to expand this product will be deployed in 2021. In addition, we believe our business model of fostering deep client relationships and our long-standing position in our local community allow us to attract deposit customers that are focused on more than just price. We have successfully integrated national Institutional Deposits and brokered deposits into our diversified deposit base. As a result, we have a reliable, low-cost and diverse deposit base. Our funding advantage and deep client relationships enable us to prudently deploy our liquidity into loans that generate attractive returns. Additional deposit gathering opportunities may be available via our online and mobile banking products that give us the ability to attract deposits nationwide. We are well-positioned to offer our clients competitive deposit rates because of the strong yields on our earning assets, our ability to use technology and the relatively low marginal cost of our operations. In 2020, as a result of high levels of PPP loan origination, we also accessed the PPPLF as a funding strategy.
Our experienced management team is supported by a high-performing workforce. We have a highly experienced executive team with deep expertise in our core products, risk, compliance, operations, project management and information technology. Our executive team, which on average has 26 years of experience working in the financial services sector, has successfully operated through a range of economic cycles. Complementing their experience at the Bank, most of our executive officers have had prior management experience at other leading companies and financial institutions. Our leadership team is supported by a high quality, highly-motivated set of managers and employees. We strive to provide employees with opportunities for advancement and growth in an attractive work environment with a competitive benefits package. These strategies have resulted in minimal turnover in a highly-competitive market. Key members of our executive team include:
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Kent Landvatter. Mr. Landvatter joined the Company and the Bank in September 2010 as the President and Chief Executive Officer. Mr. Landvatter has over 40 years of financial services and banking experience, including experience with distressed banks and serving as the president of two de novo banks, Comenity Capital Bank and Goldman Sachs Bank, USA.

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Javvis Jacobson. Mr. Jacobson joined the Company and the Bank in March 2015 as the Executive Vice President and Chief Financial Officer. Mr. Jacobson has over 20 years of financial services experience, including at Deloitte, where he served for several years managing audits of financial institutions. Mr. Jacobson also served for several years as the Chief Financial Officer of Beehive Credit Union with over $190 million in assets.

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James Noone. Mr. Noone joined the Bank in February 2018 and was named Executive Vice President and Chief Credit Officer in June 2018. Mr. Noone has 20 years of financial services experience including commercial and investment banking as well as private equity. Prior to joining the Bank, Mr. Noone served as Executive Vice President of Prudent Lenders, an SBA service provider from 2012 to 2018.

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Dawn Cannon. Ms. Cannon joined the Bank in March 2020 as the Senior Operating Officer and was named Executive Vice President and Chief Operating Officer in July 2020. Ms. Cannon has over 17 years of banking experience, including serving as the Executive Vice President of Operations of EnerBank, an industrial bank that focused on lending programs similar to our POS lending program, where she was instrumental in building it from 23 to 285 full time employees and from $10 million to $1.4 billion in total assets.

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David Tilis. Mr. Tilis joined the Bank in March 2016 as a Vice President and Director of Specialty Lending and now serves as the Chief Strategy Officer and Senior Vice President. Mr. Tilis has over 15 years of financial services experience, including serving as a Vice President of Cross River Bank overseeing SBA lending and playing a significant role in strategic relationships.

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Suzanne Musgrow. Ms. Musgrow joined the Bank in December 2016 and now serves as a Senior Vice President and the Chief Risk Officer. Ms. Musgrow has over 20 years of banking experience in the areas of credit, compliance and operations.

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Rachael Hadley. Ms. Hadley joined the Bank in September 2016 and now serves as a Senior Vice President and the Chief Regulatory Compliance Officer. Ms. Hadley has over 15 years legal and banking experience.

Our culture of technological innovation distinguishes us from our peers. We believe our ability to innovate and integrate new products, Strategic Programs, services and technology distinguishes us from many of our similarly-sized peers. Important to our development and refinement of technology-driven products and services in recent years has been the compilation of millions of origination data points into FinView™, which includes a centralized data warehouse. By purposefully developing Strategic Programs across a broad credit spectrum and loan type and then accessing relevant data relating to these products, we deliver regulatory compliance and consumer protection to our Strategic Programs while augmenting the data set used in growing a diversified loan portfolio. In addition, during the Covid-19 global pandemic, we were able to quickly transition more than half our workforce to work remotely, with our technology team working closely with senior management to ensure that systems and applications were in place to support a secure remote work environment while meeting an unprecedented surge in customer needs.
We hold an abiding commitment to our communities and core constituencies. The communities in our footprint are one of our core constituencies (along with our colleagues, our customers, and our third-party relationships). We believe our strong commitment to our communities provides a competitive advantage by strengthening customer relationships, increasing loyalty, and extending our brand generally. We have served our local community for over twenty years and have continued to expand our national reach over the last ten years in our POS lending, SBA and Strategic Program lines of business. We believe that over this period we have developed long-standing customer and third-party relationships and established a distinctive brand in this respect. We emphasize customer service and regulatory and consumer protection in our brand as we believe these extend the depth and duration of these relationships and serve to reinforce our values with our colleagues and communities. We support our communities in a number of ways, including through specific lending initiatives, financial support and employee service programs. We have also collaborated with EverFi to provide financial education opportunities in our communities and through our website.
Our Business Strategy
We are a high growth, diverse, technology focused bank. We believe that banking industry consolidation and branch rationalizations have led to unmet demand for bank products among consumers and small businesses. Furthermore, we believe that the increasing sophistication of data analytics is expanding access to credit. We also believe that there is a growing percentage of the population that would prefer to conduct their banking online. By increasing the number of products and product distribution channels and by carefully analyzing the data, we believe we can expand our market share while improving efficiencies and underwriting consistency. Our management team’s experience gives us valuable insight into our markets and allows us to attract high-quality customer relationships and continue to build our brand. We seek to further develop long-term relationships by offering a wide array of deposit and treasury management products and services to complement our loan products and by delivering high-quality customer service. In recent years, we have focused significant effort on and invested heavily in developing our infrastructure to create a platform to offer competitive products and services. We have a strong, experienced work force, and believe our business model helps us to attract new talented professionals who seek to be a part of an innovative and growing bank. As a result, we believe we are well positioned to capitalize on the opportunities available in our market by focusing on our core strategies.
Develop new customer relationships and deepen existing relationships. We seek to expand our market share in existing and new markets by leveraging our strategic relationships within our Strategic Program, SBA, and POS lending lines of business. These strategic relationships enable us to deliver a diverse suite of tailored solutions that are highly convenient and occur within a digital ecosystem. We regularly evaluate and launch new products for our existing Strategic Program relationships as a way to expand the pool of potential customers, the marketing channel associated with a product or the type of financing we offer. Product and market expansion with our existing Strategic Program relationships serve to strengthen these relationships and contribute to our long-term results. Additionally, in the normal course of our business, we evaluate and launch innovative products and services with new third-parties within our Strategic Program lending line of business. Onboarding new strategic relationships within this program expands our accessible markets. We also believe that our support of small business customers in obtaining PPP funding in 2020 is indicative of both our commitment and capacity to meet customers’ needs during even the most challenging circumstances. The expertise of our management, our commitment to customer service, and our technology-based approach has enabled us to achieve disciplined organic growth over time, and we expect this trend to continue. We believe, specifically, that this will result in disciplined growth of low-cost deposits, loans with attractive risk-adjusted returns and a steady stream of fee income.
Increase utilization of technology. We actively explore opportunities to use technology to improve efficiency, enhance risk management, deliver superior service and drive growth without compromising our standards We work diligently to make banking more convenient and more accessible for consumers and small business owners. We provide commercial internet banking, remote deposit capture and online treasury management tools, as well as mobile and internet banking and peer-to-peer payment capabilities. Additionally, we actively recognize and monitor the potential impacts that emerging technologies may have on the banking landscape. Our utilization of innovative technology solutions enables the systematic elevation of individuals’ and businesses’ credit reach. We have made significant investments in our technology to ensure we can work efficiently with third parties and independently to deliver high-quality, innovative products and services to our customers. We are committed to regularly investing in technology and data analytics, as we continue to position our business to capitalize on long term trends in banking generally. We believe these investments will strengthen our ability to work effectively with third-party loan originators, differentiate us with our target customers and provide a scalable platform, which will generate significant profits as we continue to grow.
Organically grow our banking staff. We have an established corporate culture based on trust, personal accountability, high ethical standards and a commitment to training and career development. We have created a culture in which our more seasoned bankers train their junior counterparts and believe we will benefit from our commitment to developing the next generation of talented bankers as these individuals seek career advancement within the high-growth and innovative bank that we offer. In addition to developing our junior bankers, we seek to hire additional, seasoned banking teams. We believe we are an attractive destination for top talent because we offer a platform of sophisticated and innovative product and service capabilities. Additionally, we believe that having a marketable common stock as the result of this offering will assist us in recruiting talented personnel by having the ability to offer stock-based incentive compensation. We will look to opportunistically hire talented bankers with a continued emphasis on recruiting highly-motivated and diverse individuals that support the culture of the Bank and extend our brand throughout our business lines. We believe that our commitment to the development of our bankers and our recruitment of more seasoned banking teams will lead to long-term continuity in personnel and our continued ability to deliver innovative products in more expansive markets.
Pursue opportunistic acquisitions. We intend to prudently pursue opportunities to acquire platforms in areas that we understand, that align with our strategic vision and values and that provide attractive risk-adjusted financial returns. Our focus will primarily be on platforms in markets that offer opportunities for meaningful long-term growth, that will benefit from our ability to access deposit funding, where we believe we maintain a competitive advantage or that provide meaningful ancillary services which strengthen our existing relationships. We believe the vital need to make increasingly significant technological investments has greatly amplified the importance of scale in banking and acquisitions can help accelerate the process of building scale at the Company.
Disciplined credit administration. Since non-performance, or even significant underperformance or delinquencies, of our loans could have an adverse effect on our earnings, we actively manage any non-performing loans to resolution, liquidation or charge off. Members of our management team are proactive in their approach to identify and resolve problem loans and are focused on working with the borrowers and guarantors of these loans to provide loan modifications when warranted. We implement a proactive approach to identifying and classifying loans as criticized. The level of nonperforming assets fluctuates in response to changing economic and market conditions, the relative size and composition of our loan portfolio, and our management’s degree of success in resolving problem assets has generally remained stable. We place loans on nonaccrual status if there are indications that the timely collection of principal or interest is not probable, or if such loans are 90 calendar days past due as to either principal or interest payments. Troubled debt restructurings occur when, because of economic or legal reasons pertaining to the debtor’s financial difficulties, we grant debtors concessions that we would not otherwise consider. Such concessions would include, but are not limited to, the transfer of assets, modification of the terms of debt or the substitution or addition of debtor(s). We do not classify loans that experience insignificant payment delays and payment shortfalls as impaired. We consider an “insignificant period of time” from payment delays to be a period of 90 calendar days or less. To date, the only types of short-term modifications the Bank has given are payment deferral and interest only extensions. The Bank does not alter the rate or lengthen the amortization of the note due to insignificant payment delays. Short term modifications are not classified as troubled debt restructurings, or TDRs, because they do not meet the definition set by the FDIC or our accounting policy for identifying troubled debt restructuring.
Maintenance of liquidity. Deposits obtained through our branch banking network, Strategic Programs, SBA customer base, national Institutional Deposits and brokered deposits have traditionally been the source of funds for use in lending and for other general business purposes. Our efforts in establishing and maintaining a stable deposit base and other sources of liquidity have enhanced our capacity to build and maintain credit reserves in the near term while maintaining the financial flexibility to support all of our stakeholders, including by continuing to work constructively with our borrowers adversely affected by the Covid-19 recession, offering payment deferrals, loan modifications and, where prudent, additional credit to our business customers with proven track records. Over the longer-term, the increase in our capital and liquidity will provide a foundation for us to focus on pursuing profitable loan and deposit growth through disciplined organic growth in our core business lines and via strategic relationships with third parties.
Lending Activities
Overview. We maintain a diversified loan portfolio in terms of the types of loan products it contains and customer characteristics, with a focus on individual consumers and small businesses. Excluding the impact of an aggregate of $65.9 million in PPP loan balances outstanding as of March 31, 2021, our loan portfolio is comprised of 30.1% in unguaranteed portions of SBA 7(a) loans, 26.8% in guaranteed portions of SBA 7(a) loans, 21.1% in Strategic Program held-for-sale loans, 3.7% in Strategic Program held-for-investment loans, 12.1% in residential real estate loans, 2.1% in commercial non-real estate loans, 2.7% in consumer loans and 1.4% in commercial real estate loans. Excluding the impact of an aggregate of $107.1 million in PPP loan balances outstanding as of December 31, 2020, our loan portfolio is comprised of 32.3% in unguaranteed portions of SBA 7(a) loans, 29.9% in guaranteed portions of SBA 7(a) loans, 13.5% in Strategic Program held-for-sale loans, 4.7% in Strategic Program held-for-investment loans, 11.5% in residential real estate loans, 2.6% in commercial non-real estate loans, 3.6% in consumer loans and 1.9% in commercial real estate loans. We have experienced significant growth in assets, loans, deposits and earnings during the last three years, all of which has been achieved organically. While the Bank regularly identifies target markets and products which we seek to launch as pilot programs, we believe the primary source of continued growth of the Bank will be from the following core business lines:
SBA 7(a) Loans. Since 2014, we have utilized relationships with third parties (primarily BFG) to originate loans partially guaranteed by the SBA, to small businesses and professionals. We typically sell the SBA-guaranteed portion (generally 75% of the principal balance) of the loans we originate at a premium in the secondary market while retaining all servicing rights and the unguaranteed portion. We analyze public data provided by the SBA to target or avoid loans and industries with specific characteristics that may lead to unacceptable rates of future loan losses. We believe the experience of our management team, our ability to analyze loan performance data, our loan processing structure, our ability to leverage our referral relationship with BFG, careful underwriting, servicing and proactive collection policies have resulted in charge-off experience in our SBA portfolio that outperforms industry averages. Based on data sets for the SBA beginning October 1, 2012 through March 31, 2021, SBA 7(a) loans made by the Bank have a charge-off rate of 0.3% versus 1.2% for the entire SBA 7(a) lending industry on average. We believe, based on our current relatively low market penetration, the opportunity to continue to expand this business line is significant and that the SBA 7(a) product provides an entry point to broaden our banking relationship with these customers to potentially include deposits and POS financing opportunities. Loan terms generally range from 120 to 300 months and interest rates currently range from the prime rate plus 200 basis points to the prime rate plus 275 basis points, as adjusted quarterly. In 2020, we originated approximately $80.3 million in SBA 7(a) loans and held approximately $96.2 million of SBA 7(a) loans on our balance sheet as of December 31, 2020, excluding PPP loans, of which $46.2 million was guaranteed by the SBA and $50.0 million was unguaranteed. Excluding the impact of an aggregate of $107.1 million in PPP loan balances outstanding as of December 31, 2020, our loan portfolio is comprised of 32.3% in unguaranteed portions of SBA 7(a) loans and 29.9% in guaranteed portions of SBA 7(a) loans. During the three months ended March 31, 2021, we originated approximately $37.5 million in SBA 7(a) loans and held approximately $101.9 million of SBA 7(a) loans on our balance sheet as of March 31, 2021, excluding PPP loans, of which $48.0 million was guaranteed by the SBA and $53.9 million was unguaranteed. Excluding the impact of an aggregate of $65.9 million in PPP loan balances outstanding as of March 31, 2021, our loan portfolio as of that date is comprised of 30.1% in unguaranteed portions of SBA 7(a) loans and 26.8% in guaranteed portions of SBA 7(a) loans.

As an experienced SBA 7(a) lender, we were an active participant in the PPP. Through these efforts, we provided PPP loans to 700 businesses, totaling approximately $126.6 million as of December 31, 2020. No PPP loans were originated by the Company during the three months ended March 31, 2021. In addition to a 1.0% interest rate paid by the borrower, the PPP loans also resulted in fees paid by the SBA to the Bank for processing PPP loans, which fees are accreted into interest income over the life of the applicable loans. If a PPP loan is forgiven or paid off before maturity, the remaining unearned fee is recognized into income at that time. For the year ended December 31, 2020, the Company recognized approximately $0.4 million in PPP-related SBA accelerated deferred loan fees through interest income as a result of PPP loan forgiveness. For the three months ended March 31, 2021, the Company recognized approximately $0.9 million in PPP-related SBA accreted deferred loan fees through interest income, $0.6 million of which were accelerated as a result of PPP loan forgiveness. The majority of the approximately $1.0 million remaining in deferred fees as of March 31, 2021, are expected to be recognized as the PPP loans are forgiven, which we expect to occur over the next several quarters.
Although all lending involves a degree of risk, we believe that our SBA 7(a) loans present greater risks due to the nature of the SBA borrower. We work to mitigate these risks through our disciplined underwriting and risk management practices. We carefully review underwriting criteria that we believe are indicative of loan performance. We believe our focus on prudent underwriting, careful administration and proactive loan servicing alongside the ability of BFG to refer eligible and credit-worthy small businesses to the Bank for consideration has allowed the Bank to grow this portfolio in a meaningful manner since inception while maintaining credit quality that outperforms industry averages.
The SBA’s 7(a) program provides 75%, 85% and 90% guarantees for eligible SBA 7(a) loans. The maximum 7(a) loan amount is $5 million. The guaranty is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper closing and servicing by the lender. As such, prudent underwriting and closing processes are essential to effective utilization of the 7(a) program.
We believe the opportunity to expand our small business lending is significant. Our existing SBA 7(a) lending program is supported by marketing directly by the Bank as well as through referrals from BFG and others. BFG refers SBA loan applicants to the Bank for review and consideration. As more fully described below, only the Bank in its sole capacity has the authority to approve SBA loan applications. In all circumstances, the Bank has the right to decline an SBA loan referred by BFG that is deemed not to meet its credit standards. The Bank in its sole capacity has the discretion to determine whether to sell or retain the guaranteed portion of any or all SBA loans it funds. Fees are not paid based on the secondary market premium received or the amount sold. Also, in furtherance of its growth and support of its SBA 7(a) lending program, the Bank hired a local business development officer in 2019 to assist in these efforts.
We also emphasize developing detailed knowledge of our customers’ businesses and the industries in which they operate. We develop this knowledge, in part, through our thorough underwriting and servicing processes. We may also visits the customers’ operations, wherever they are located. We believe that this approach generate both for us and for our customer a deep and personalized experience throughout the loan relationship. We develop strong insight into our customers’ credit characteristics and needs while at the same time continually expanding our knowledge base of the industry in which the customer operates. In turn, we are able to provide our borrowers valuable insight into trends and developments in their industry. We service our customers efficiently throughout the loan process and monitor their performance by means of the technology-based platform we use, including PCFS Solutions Loan Manager platform, which reduces the need to maintain traditional branch locations in markets outside of Utah and therefore eliminates a significant component of traditional overhead expense associated with banking franchises.
Strategic Programs. Over the past five years, we have established Strategic Programs with various third-party consumer and commercial loan origination platforms that use technology to streamline the origination of consumer and small commercial loans. We currently have nine Strategic Program relationships. The terms of our Strategic Programs generally require each Strategic Program loan origination platform to establish a reserve deposit account with the Bank or another financial institution, intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. This amount is usually set at a 1:1 ratio but may be restructured in certain circumstances as the relationship seasons or if the Strategic Program loan origination platform is an established company. Collateral may include deposits held at the Bank, at another institution where the Bank has control of the account or a combination of deposits and other vehicles such as letters of credit. Beginning in 2018, we began selectively retaining a portion of the loans or receivables based on analytics generated by FinView™ and the capacity and appetite of the Bank. Increased retention of loan originations for investment is part of the Bank’s long-term strategy. The Bank reserves for projected loan losses associated with loans held-for-investment based on modeled loss projections and adjusts such reserves as needed. These Strategic Programs have given us access to superior yield on held-for-investment loans supported by predictive models and more expansive distribution channels for our lending. Our Strategic Programs also cover a wide range of borrower credit profiles, loan terms and interest rates. Loan terms range from 1 month to 72 months. Interest rates currently range from 8% to 160%. In 2020, we originated approximately $2.4 billion in Strategic Program loans. We held for investment approximately $7.3 million in Strategic Program loans and approximately $21.0 million in Strategic Program loans held-for-sale as of December 31, 2020. During the three months ended March 31, 2021, we originated approximately $963.2 million in Strategic Program loans and we held for investment approximately $6.6 million in Strategic Program loans and approximately $37.8 million in Strategic Program loans held-for-sale as of March 31, 2021. Business checking and money market demand accounts associated with Strategic Program relationships held balances of approximately $70.1 million and $83.7 million (including $18.6 million and $24.0 million held as collateral) as of December 31, 2020 and March 31, 2021, respectively. Excluding the impact of $65.9 million in PPP loan balances outstanding as of March 31, 2021, our Strategic Program held-for-sale loans comprised 21.1% of the Bank’s loan portfolio and our Strategic Program held-for-investment loans comprised of 3.7% of the Bank’s loan portfolio.
Individual consumers and businesses seeking to borrow money benefit from our Strategic Programs for niche financing solutions, improving their access to credit. We leverage our Strategic Programs to expand our loan origination marketing capabilities, which have resulted in providing our borrowers greater ease and speed of borrowing and regulatory protection. We have an experienced team of Strategic Program specialists who help us identify potential third-party loan origination platforms that align with our overall strategies and lending philosophy. Once a Strategic Program has been launched, our Strategic Program service providers market our lending programs on behalf of the Bank. See “Strategic Programs” below.
Residential and Commercial Real Estate Loans. We operate a single branch location in Sandy, Utah. From this branch, we offer commercial and consumer banking services throughout the greater Salt Lake City, Utah MSA. These products are delivered using a high-touch service, relationship banking approach. The majority of the lending product consists of residential non-speculative construction loans which generate both non-interest income and interest income. Construction loan terms generally range from 9 to 12 months and interest rates currently range from the prime rate to the prime rate plus 200 basis points. All of the loans generated through this branch are held on our balance sheet. As of December 31, 2020, our branch-based banking operations consisted of approximately $25.3 million in loans (including approximately $20.6 million of residential and commercial real estate loans) and approximately $51.4 million in deposits. As of March 31, 2021, our branch-based banking operations consisted of approximately $27.7 million in loans (including approximately $24.3 million of residential and commercial real estate loans) and approximately $49.0 million in deposits. The deposit operations at our branch focus on local businesses and individual customers that are seeking personal service and the relationships developed with our local bankers. These deposits comprise demand deposits, NOW accounts, MMDAs, savings accounts, and time deposits under $250,000 that are not brokered deposits.
Primarily, our loans secured by real estate are made to established builders to construct residential properties, loans to developers of commercial real estate investment properties and residential developments and loans to individual consumers for construction of single-family homes in our market areas. Our commercial real estate loans primarily include owner-occupied and investment real estate deeds of trust. We also make loans for the acquisition of undeveloped land. Excluding the impact of $65.9 million in PPP loan balances outstanding as of March 31, 2021, our residential real estate loans comprised 12.1% of the Bank’s total loan portfolio, and our commercial real estate loans comprised 1.4% of the Bank’s total loan portfolio. Construction loans are typically disbursed as construction progresses and carry variable interest rates. Our construction and development loans typically have terms that range from six months to nine months but may be extended depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period and mature at the completion of construction.
Construction and land development loans typically involve more risk than other types of lending products because repayment of these loans is dependent, in part, on the sale or refinance of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. Moreover, these loans are typically based on future estimates of value and economic circumstances, which may differ from actual results or be affected by unforeseen events. If the actual circumstances differ from the estimates made at the time of approval of these loans, we face the risk of having inadequate security for the repayment of the loan. Further, if we foreclose on the loan, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it. Due to the inherently risky nature of construction lending, the Bank maintains strict controls on loans involving funds to be used for the construction. An experienced inspector reviews the construction plans and specifications and corresponding budget of each project and monitors the loan draw request process following regular site visits after closing.
Consumer Loans. Consumer loans consist primarily of loans originated through our POS program. Since 2011, the Bank has offered collateralized and uncollateralized loans without prepayment penalties to finance the purchase of retail goods and services, such as pianos, spas, and home improvements. Loan applications are submitted at the point-of-sale through an online portal. Historically, all of the loans originated through our POS lending program have been held on our balance sheet. We currently manage the credit risk associated with these loans through a variety of processes, including targeting super prime (FICO score of 720 and higher), prime (FICO score of 660 through 719) and near-prime (FICO score of 640 through 659) borrowers, prudent underwriting, proper administration, careful servicing, proactive collection policies and comprehensive merchant due diligence. Loan terms are generally 60 months and interest rates current range from 7.0% to 14.5%. We utilize a high degree of automation in this program and track loan applications, analyze credit and approve loans by deploying a combination of FinView™ and “off-the-shelf” technology solutions. The majority of the approximately $5.5 million and $4.8 million in consumer loans outstanding as of December 31, 2020 and March 31, 2021, respectively, that were not generated through our Strategic Programs were originated in connection with our POS lending program. In 2020, we originated approximately $2.8 million in POS loans and held approximately $4.4 million of POS loans on our balance sheet as of December 31, 2020. During the three months ended March 31, 2021, we originated approximately $0.6 million in POS loans and held approximately $3.9 million of POS loans on our balance sheet as of March 31, 2021. We expect to expand this program via enhanced marketing efforts. Excluding the impact of $65.9 million in PPP loan balances outstanding as of March 31, 2021, our consumer loans comprised 2.7% of the Bank’s total loan portfolio.
Within this program, loan applications are generally submitted at the applicable merchant’s or dealer’s location through our online portal. The volume of loans generated is a function of the size and number of merchants. Consumer loans originated through our POS lending program rates are typically lower than those offered by competitors but sufficient to account for credit risks. We further mitigate credit risks by targeting prime borrowers, limiting credit exposures, encouraging customers to enroll into automatic payment plans and conducting thorough merchant due diligence. This program requires a higher level of automation than our local community lending programs. We have developed information technology systems to help track loan applications, analyze credit, and approve loans. We may expand our credit underwriting criteria to near prime loans.
Commercial Non-Real Estate Loans. Commercial non-real estate includes loans and leases made to commercial enterprises that are not secured by real estate. Any loan, line of credit, or letter of credit (including any unfunded commitments), and any interest the bank obtains in such loans made by another lender, to individuals, sole proprietorships, partnerships, corporations, or other business enterprises for commercial, industrial, agricultural, or professional purposes, but not for personal expenditure purposes are included in this category. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. The nature of the business, use of proceeds, length of time in business, management experience, repayment ability, credit history, ratio calculations and assessment of collateral adequacy are all considerations. These loans are generally secured by liens on business assets. Historically, we have retained these loans and leases on our balance sheet to maturity. Excluding the impact of $65.9 million in PPP loan balances outstanding as of March 31, 2021, our commercial non-real estate loans comprised 2.1% of the Bank’s total loan portfolio.

The charts below illustrate our loan origination volume and revenue by business line for the year ended December 31, 2020, as well as the composition of the loan portfolio by business line as of December 31, 2020. “Revenue” is a non-GAAP measure total of gross interest income and gross non-interest income.
YE 2020 Origination Volume	Loan Portfolio as of 12/31/20

YE 2020 Revenue by Business Line

Note: Commercial non-real estate loan volume and revenue for the year ended December 31, 2020 and commercial non-real estate loan balances outstanding as of December 31, 2020 are included in the “Other” category. The “RE Lending” category includes both residential and commercial real estate.

The charts below illustrate our loan origination volume and revenue by business line for the three months ended March 31, 2021, as well as the composition of the loan portfolio by business line as of March 31, 2021.2
Q1 2021 Origination Volume	Loan Portfolio as of 3/31/21

Q1 Revenue by Business Line

Note: Commercial non-real estate loan volume and revenue for the three months ended March 31, 2021 and commercial non-real estate loan balances outstanding as of March 31, 2021 are included in the “Other” category. The “RE Lending” category includes both residential and commercial real estate.
[2]	Note to Draft: PSC to provide formatted Q1 chart. Below is placeholder only.

The following table presents the composition of our total loan portfolio, by lending program, as of March 31, 2021 and December 31, 2020:
	March 31,		December 31,
	2021		2020
	Total Loans	% of Loans in Category of total loans	Total Loans	% of Loans in Category of total loans
SBA	$167,824	68.3%	$203,317	77.7%
Commercial, non-real estate	3,867	1.6%	4,020	1.5%
Residential real estate	21,712	8.9%	17,740	6.8%
Strategic Program loans	44,427	18.1%	28,265	10.8%
Commercial real estate	2,589	1.1%	2,892	1.1%
Consumer	4,807	2.0%	5,543	2.1%
Total	$245,226	100.0%	$261,777	100.0%
Note: SBA loans in the table above include approximately $107.1 million and $65.9 million of PPP loans as of December 31, 2020 and March 31, 2021, respectively.
Credit Administration and Loan Review
We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas and nationally via relationships with third parties by offering flexible loan solutions in a responsive and timely manner. We maintain asset quality through an emphasis on market knowledge, long-term customer relationships, analysis of data, consistent and thorough underwriting for all loans and a risk-based credit culture. We seek to maintain a broadly diversified loan portfolio in terms of type of loan product, credit demographic, geographic area and in respect of our commercial customers, the industries in which they are engaged. We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a loan, and our loan policies establish the basic guidelines governing our lending operations. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long-term value of our organization for our customers, employees, shareholders, strategic third party relationships and communities.
Underwriting. In evaluating credit, we use both judgmental and statistically based approaches, depending on the specific credit product. In general, we believe judgmental underwriting is more conducive to larger loans that present greater individual risk of loss. In contrast, we believe statistically-based underwriting is more appropriate for high volume loan products with smaller balances.
In taking the judgmental approach, we evaluate each potential loan relationship and adhere to a disciplined underwriting evaluation process that includes the following:
•	understanding the customer’s financial condition and ability to repay the loan;
•	evaluating management performance and expertise and industry experience;
•	verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;
•	observing appropriate loan-to-value guidelines for collateral secured loans;
•	maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and type of collateral; and
•	ensuring that each loan is properly documented with perfected liens on collateral.
In taking the statistical approach, we rely on data and automation to inform our credit decision-making. We create standardized underwriting criteria that are uniformly and consistently applied to each product. When originating with a third party, we review and approve the credit approval models prior to the launch of the lending program. These models are also periodically validated by independent third parties in accordance with regulatory guidance. For retained portfolios, we conduct vintage analyses to ensure credit is performing as expected.

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. We have established several levels of lending authority that have been delegated by the board of directors to our loan committee and other personnel in accordance with our loan policy. The thresholds associated with lending authorities vary by loan product. Our loan committee is comprised of our chief executive officer, our chief credit officer, our chief financial officer, certain other members of management and select senior loan officers, which is primarily responsible for day-to-day implementation and oversight of our loan approval procedures. The levels of lending authority are periodically reviewed by the Bank’s board of directors. Authority limits are based on the total exposure of the borrower, the loan product, and are conditioned on the loan conforming to the standards contained in the loan policy. As an example, SBA loans carrying a 75% guaranty are approved by the loan officer and either another Vice President or solely by the Chief Executive Officer, Chief Financial Officer or Chief Credit Officer up to $350,000 while Loan Committee approval is required above $350,000 and up to $4.0 million. Above $4.0 million requires additional approval by the Bank’s board of directors. Real estate secured construction loans are approved by the loan officer or another Vice President up to $75,000, the loan officer and another Vice President up to $100,000, solely by the Chief Executive Officer, Chief Financial Officer or Chief Credit Officer up to $150,000, while Loan Committee approval is required above $150,000 and up to $1.5 million. Above $1.5 million requires additional approval by the Bank’s board of directors. Any loan policy exceptions are appropriately monitored and fully disclosed to the approving authority. We believe that our credit approval process provides for thorough underwriting and efficient decision making.
Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for credit exposures. We strive to identify potential problem loans early in an effort to appropriately seek resolution of these situations before they create a loss. Individual loan reviews encompass a loan’s payment status and history, current and projected paying capacity of the borrower and/or guarantor(s), current condition and estimated value of any collateral, sufficiency of credit and collateral documentation, and compliance with Bank and regulatory lending standards. We record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio. Once a loan is identified as a problem loan or a loan requiring a workout, the Bank makes an evaluation and develops a plan for handling the loan. In developing such a plan, management reviews all relevant information from the loan file and any loan review reports. We have a conversation with the borrower and update current and projected financial information (including borrower global cash flows when possible) and collateral valuation estimates. Following analysis of all available relevant information, management adopts an action plan from the following alternatives: (a) continuation of loan collection efforts on their existing terms, (b) a restructure of the loan’s terms, (c) a sale of the loan, (d) a charge-off or partial charge-off, (e) foreclosure on pledged collateral, or (f) acceptance of a deed in lieu of foreclosure. For loans originated through our Strategic Program, the Bank does not currently grade individual loans held-for-investment due to their small balances and homogenous nature. As credit quality for Strategic Program loans have been highly correlated with delinquency levels, Strategic Program loans are evaluated collectively by program.
Pursuant to our credit policy, our loan committee is required to consider loan grade updates at our quarterly meetings. Since the onset of the Covid-19 pandemic, our director of portfolio management has made quarterly recommendations to the loan committee to refrain from any loan upgrades until the full scope of the Covid-19 pandemic fallout can be determined. Our loan committee has agreed and complied with these recommendations. Our plan is to resume consideration of loan grade upgrades following the receipt and review of our borrowers’ 2020 financial statements and tax returns. Our loan servicing department is expected to remain vigilant and communicative with customers to gauge the impact that Covid-19 may have had on loan performance as deferrals expire and the impact of current government stimulus programs wane.
Our loan committee and board members are updated on a regular basis on all servicing and liquidation efforts. Specifically, our board of directors and loan committee meet to discuss the status of our non-performing assets and past due loans on a weekly basis, classified and watch list loans and allowance for loan losses on a monthly basis, and charge down of classified loans with Bank exposures on a quarterly basis. Such routine and recurring discussions amongst our loan committee members and board of directors help prevent oversight that may occur in improperly managed loan portfolios.
Our underwriting standards both before and since the Covid-19 pandemic have remained stringent. The Bank continues to analyze each loan application in a reasonable manner, consistent with prudent lending standards. Prudent underwriting during the Covid-19 pandemic includes taking into consideration the current and future effects the emergency has on employment, business operations, cash flow and the repayment ability of loan applicants. Additional factors considered during underwriting include, but are not limited to:
•	whether the applicant has any other loans(s) (including through the PPP, SBA EIDL, other stimulus financing) that have repayment or contingent repayment requirements which could impact cash flow;
•
for commercial applicants, whether the business revenue and staffing levels have been impacted by the Covid-19 pandemic and whether business has a contingency plan for revenues and operations for a minimum of the next 18 months;

•	for individual applicants, whether his or her source of income has been or may be impacted;
•	how governmental restrictions, including stay-at-home orders, social distancing, travel, traffic flow, and trade limitations have impacted applicant’s business operations or personal cash flow;
•	whether historical financial information can be reasonably relied upon based on current market conditions; and
•	the impact current market conditions have on collateral adequacy.
Credit Concentrations. We actively manage the composition of our loan portfolio, including credit concentrations. Our credit policies establish concentrations limits by loan product to manage portfolio diversification. The Bank’s concentration management program couples quantitative data with a thorough qualitative approach to provide an in-depth understanding of its loan portfolio concentrations. The Bank’s portfolio analysis includes concentration trends by portfolio product type, overall growth trends, pool correlations, risk rating trends, policy and/or underwriting exceptions, nonperforming asset trends, stress testing, market and submarket analysis and changing economic conditions. The portfolio concentration limits set forth in Bank’s lending and collection policies are reviewed and approved by the Bank’s board of directors at least annually. Concentration levels are monitored by management and reported to the Bank’s board of directors on a quarterly basis.
Lending Limits
Our lending activities are subject to a variety of lending limits imposed by state and federal law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank’s capital level as dictated by the State of Utah. The dollar amounts of the Bank’s lending limit increases or decreases as the Bank’s capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to better manage the risk and exposure involved with larger loans and to meet the lending needs of its customers requiring extensions of credit in excess of Bank or regulatory limits. The Bank’s legal lending limit on loans to a single borrower was $6.9 million and $7.7 million as of December 31, 2020 and March 31, 2021, respectively, and is expected to increase following the completion of this offering.
Strategic Programs
Overview. Our Strategic Programs include a broad array of products for both prime and subprime borrowers including both consumer and commercial loans which may be secured or unsecured, and open- or closed-end products, depending on the particular market targeted by the Bank and the specific Strategic Program service provider. Minimum and maximum loan amounts range from $500 to $2.0 million and loan terms range from 6 to 72 months.
The Bank’s current Strategic Program service providers include Behalf, OppFi, Liberty Lending, LendingPoint, American First Finance, Elevate, Upstart, Mulligan Funding and Great American Finance. From time to time, we expect the number and composition of our Strategic Program service providers to change as the business develops, contract terms expire or agreements with service providers are otherwise terminated. The Bank has engaged with other Strategic Program service providers since we established our first Strategic Program in 2016 and we may enter into Strategic Programs with other service providers in the future.
Selection and Oversight. We select service providers for our Strategic Programs applying third party guidance promulgated by the FDIC, including comprehensive onboarding due diligence. Furthermore, the Bank conducts extensive ongoing oversight and monitoring of the Strategic Program service providers in accordance with regulatory requirements and as augmented by Bank policies and the Bank’s compliance management systems developed for its oversight of the Strategic Program service providers. Our program agreements with each Strategic Program service provider allow the Bank to conduct its oversight and monitoring through testing of the service provider’s regulatory and program compliance, as well as through audits and inspections by the Bank. Among other things, our oversight covers approval of all credit products, underwriting guidelines, and marketing, along with any changes to each. Strategic Program service providers also have obligations to notify us of any suspected or potential issues with program compliance and take steps to promptly remediate any such issues.
Our oversight also impacts our decision to retain loans with Strategic Program service providers because the Bank may choose not to retain any loans or interest until the Strategic Program service provider has satisfied certain audit requirements of the Bank. We seek service providers that offer credit products focused on amortizing loans to borrowers with a demonstrated ability to repay and that are priced appropriately to the credit profile of the borrower (including credit history). Further, we seek service providers that instill our values of moving a customer forward. This is characterized by high customer service standards and an emphasis on regulatory compliance and consumer protections that may not be afforded these customers through a non-bank product.
Structure. In structuring a Strategic Program, the Bank and the Strategic Program service provider generally review and agree upon a set of program guidelines established by the Bank and tailored to accommodate target borrowers within the Strategic Program. We require the Strategic Program service providers to adhere to specific underwriting criteria to originate loans to ensure that the borrowers are solicited and serviced in accordance with all applicable laws and regulatory requirements. The guidelines set forth various loan approval considerations, including but not limited to the borrower’s name, credit score, and other underwriting criteria. Loan applications are processed by the Strategic Program service provider in accordance with the Bank’s guidelines and delivered to the Bank for approval. Loan applications generally involve automated loan decisions by use of credit models, and decisions are typically rendered instantly after the submission of the loan application to the Bank. No loan is approved unless the Bank reviews and approves the borrower’s application. The application and approval process is generally performed electronically although some are underwritten manually. Each loan originated by the Bank complies with applicable federal and state laws that apply to the Bank. As indicated, the Bank treats our Strategic Program service providers as its vendors, and subjects the service providers to the requirements of the FDIC for vendor and third party management.
We typically retain Strategic Program loans for a number of business days after origination during which the Bank receives interest income related to the loans. Following this retention period, the Bank may sell either a portion of the loan receivable or the whole loan to a special purpose investment vehicle or other investor as identified by us or our Strategic Program service providers. Such purchase transactions typically require the purchaser to maintain a reserve account with the Bank or another financial institution to secure the purchaser’s contractual obligations to purchase. Some of our Strategic Program service providers may also securitize the loans originated through the program and the Bank may choose to participate in such securitizations for liquidity reasons. The Bank may also hold a portion of the loans or receivables for investment. Our retention parameters vary among different Strategic Programs. The Bank’s retention obligations may be discretionary with respect to some Strategic Programs. In other Strategic Programs, the Bank may choose not to retain any loans or interest until the Strategic Program service provider has satisfied certain audit requirements of the Bank.
Fees and Exclusivity. The Bank generally earns fees equal to a percentage of the loans generated under its Strategic Programs. Strategic Program service providers may also be required to pay minimum monthly fees to the Bank and reimburse the Bank for certain agreed-upon expenses. Some Strategic Programs require the service provider pay a fee to the Bank if it enters into a similar strategic relationship with another bank or financial institution.
Servicing. The Bank generally services the loans originated through the Strategic Programs in consideration of servicing fees equal to a percentage of the loans generated under the Strategic Program. In turn, the Strategic Program service providers, subject to the Bank’s approval and oversight, serve as sub-servicer and perform typical primary servicing duties including loan collections, modifications, charging-off, reporting and monitoring.
Funding and Deposits
Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products, including a variety of checking and savings accounts, time deposits, and money market accounts. We also provide a wide range of deposit services, including debit cards, remote deposit capture, online banking, mobile banking, and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts and treasury services. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing.
We use a diversified funding strategy with an emphasis on core deposits, from our branch operations, Strategic

Programs, SBA 7(a) lending program and core Institutional Deposits, coupled with brokered deposits and borrowings as needed. While our long-established Utah branch has been a significant and reliable source of deposits, our recent growth in core deposits is principally driven by funds deposited through our Strategic Programs. The terms of our Strategic Programs generally require each Strategic Program loan origination platform to establish a reserve deposit account with the Bank, intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. The reserve deposit account balance is typically required to at least equal the total outstanding balance of loans held-for-sale by the Bank related to the Strategic Program. The Bank has the right to withdraw amounts from the reserve deposit account to fulfill loan purchaser obligations created under the Strategic Program agreements. Depending on the strength of the relationship between the Bank and our Strategic Program relationship, we may reduce the required amount of reserve deposits held and/or allow a portion of the requirement to be fulfilled by a letter of credit. In addition to the reserve deposit account, certain Strategic Program relationships have opened operating deposit accounts at the Bank. To further expand our funding options, in 2020, we piloted a new deposit product targeting SBA 7(a) customers. Our initial pilot of this program aided in growing SBA customer deposits to approximately $6.9 million and approximately $8.4 million as of December 31, 2020 and March 31, 2021, respectively. We expect to deploy marketing strategies to promote this product going forward. We may also pursue additional deposit gathering opportunities using our existing online and mobile banking products that give us the ability to attract deposits nationwide. Due to our lending strategies and ability to serve customers on a nationwide basis at declining marginal cost, we can afford to attract customers by offering competitive interest rates. Finally, our brokered and core Institutional Deposits have provided efficient low-overhead funding for growth. However, since December 31, 2018 our use of brokered and core Institutional Deposits have decreased. The charts below illustrate the changing composition of our deposit portfolio as of December 31, 2018, December 31, 2019, December 31, 2020, and March 31, 2021, including our declining reliance on brokered and Institutional Deposits.
Total Deposits Breakdown

Securities Portfolio
We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Our investments were approximately $1.7 million as of March 31, 2021. Specific objectives of our investment policy and portfolio are as follows:
•
Ensure the Safety of Principal—Bank investments are generally limited to investment-grade instruments that fully comply with all applicable regulatory guidelines and limitations. Allowable non-investment-grade instruments must be approved by the board of directors.

•	Income Generation—The Bank’s investment portfolio is managed to maximize income on invested funds in a manner that is consistent with the Bank’s overall financial goals and risk considerations.
•	Provide Liquidity—The Bank’s investment portfolio is managed to remain sufficiently liquid to meet anticipated funding demands either through declines in deposits and/or increases in loan demand.
•
Mitigate Interest Rate Risk—Portfolio strategies are used to assist the Bank in managing its overall interest rate sensitivity position in accordance with goals and objectives approved by our board of directors.

Our investment policy is reviewed and approved annually by our board of directors. Overall investment objectives are established by our board through our investment policy and monitored through our asset-liability management committee. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our Chief Financial Officer. We actively monitor our investments on an ongoing basis to identify any material changes in our mix of securities. We also review our securities for potential impairment (other-than-temporary impairments) at least quarterly.
Recent Developments
Since March 2020, our nation has experienced a massive health and economic crisis as a result of the Covid-19 pandemic, which continues to negatively impact the health and finances of millions of people and businesses and have a pronounced impact on the global and national economy. To control the spread of the Covid-19 virus, governments around the world instituted widespread shutdowns of the economy which resulted in record unemployment in a matter of weeks. The economic turbulence spawned by the Covid-19 pandemic left many banks with potential credit quality and income issues. These issues are further compounded by uncertainties regarding the length, depth and possible resurgence of the pandemic and its ultimate long-term effects on the economy. In an effort to reduce the impact of economic shutdowns, the United States Congress has passed the CARES Act, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act, the Consolidated Appropriations Act, 2021, and recently the American Rescue Plan Act of 2021. These relief measures have provided stimulus payments to individuals, expanded unemployment benefits, and created programs that provided critical financing to small businesses through products such as the EIDL and the PPP, both of which are being administered by the SBA. Additionally, the United States government agreed to make six months of payments on SBA loans and increase the SBA guaranty on SBA 7(a) loans to 90% for loans originated from February 1, 2020 through September 30, 2021. SBA has made the full monthly P&I payments with respect to our qualifying SBA 7(a) customers in “regular servicing” status for six months. For most of our SBA portfolio (the legacy loans), SBA made borrower’s P&I payments from April 2020 through September 2020. These were officially referred to as First Round Section 1112 Payments, as they derived from Section 1112 of the CARES Act. To be eligible for the full six months of First Round Section 1112 Payments, the SBA loans were required to be: (i) in “regular servicing” status; (ii) approved by SBA before March 27, 2020; and (iii) fully disbursed by September 27, 2020. Under the Economic Aid Act, SBA will make an additional two payments for eligible SBA customers, capped at $9,000 per month per loan. Borrowers with loan payments above $9,000 per month are responsible for paying the difference. For our legacy portfolio, SBA will make payment on the lesser of the borrower’s monthly P&I payment or $9,000 per month from February 2021 through March 2021. These are referred to as Second Round Section 1112 Payments.
SBA released a list of NAICS codes deemed to have been particularly affected by the Covid-19 pandemic. SBA customers who met all other Section 1112 qualifying criteria and operated within certain NAICS codes, are entitled to an additional three months of payments. As of December 31, 2020 and March 31, 2021, the Bank has 35 qualifying SBA loans totaling approximately $4.9 million in SBA 7(a) unguaranteed balance that will receive an additional three months of Second Round Section 1112 Payments from April 2021 through June 2021, which are capped at $9,000 per month and per loan. We are proud of the impact we made throughout the country by our participation in the first round of PPP lending. As described above, we were able to provide PPP loans to 700 businesses totaling approximately $126.6 million during the year ended December 31, 2020. No PPP loans were originated by the Company during the three months ended March 31, 2021.
We believe the Bank’s diversified loan portfolio and associated revenue streams have enabled the Bank to sustain and grow its business despite the adverse conditions relating to the ongoing Covid-19 pandemic. During the first and second quarters of 2020, we recorded higher than normal provisions to position ourselves for the possibility of elevated losses on loans resulting from the pandemic. The provision amounts reflected our early uncertainty surrounding the impact of the pandemic. Provisions ceased in the third and fourth quarters when we determined that our loan portfolios were not materially impacted at that time. For the year ended December 31, 2020, the provision for loan losses amounted to $5.2 million, compared to $5.3 million for the year ended December 31, 2019. For the three months ended March 31, 2021 the provision for loan losses amounted to $0.6 million, compared to $3.8 million for the three months ended March 31, 2020. We believe our SBA 7(a) underwriting program has remained strong throughout the Covid-19 pandemic and our SBA 7(a) loans are well collateralized when compared to the SBA industry in general. Additionally, the Bank has low exposure to industries severely affected by the Covid-19 pandemic, such as hospitality and restaurants. The only outstanding balances relating to the hotel or restaurant industries as of December 31, 2020 and March 31, 2021 were within our SBA portfolio. The outstanding unguaranteed balance of loans to hotels totaled approximately $1.4 million and $1.5 million as of December 31, 2020 and March 31, 2021, respectively. The outstanding unguaranteed balance of loans to restaurants totaled $0.3 million as of December 31, 2020 and March 31, 2021. The dollar amount of short-term modifications of loans held-for-investment not classified as troubled debt restructurings was $1.2 million and $0.3 million as of December 31, 2020 and March 31, 2021, respectively.
Competition
The banking and financial services industry is highly-competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks, credit unions, and non-bank financial service providers such as financial technology companies and other financial intermediaries for certain of our products and services. Some of our competitors are not currently subject to the regulatory restrictions and the level of regulatory supervision applicable to us.
Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations.
Other important standard competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated banking products and services through multiple channels. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our banking product suite, our high-quality customer service culture, our strategic relationships with third parties, our positive reputation and long-standing relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.
Human Capital Resources
As of March 31, 2021, we employed 98 persons. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We consider our relations with our employees to be good.
We believe that the success of a business is largely due to the quality of its employees and the development of each employee’s full potential. We encourage and support the development of our employees and, whenever possible, strive to fill vacancies from within. Employee retention helps us operate efficiently and achieve our business objectives. We also believe our ability to attract and retain employees is a key to our success. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas. In addition to competitive base salaries and benefits, additional employee programs include annual bonus opportunities, employer profit-sharing contributions to 401(k) Plan, healthcare and insurance benefits, health savings accounts, long term disability benefits, life insurance benefits, and paid time off.
Our Properties
Our headquarters office is currently located at 756 East Winchester, Suite 100, Murray, UT 84107. The following table summarizes pertinent details of our leased office properties.
Location	Owned/ Leased	Lease Expiration	Type of Office
Murray, Utah	Leased	December 31, 2021	Corporate Headquarters
Sandy, Utah	Leased	July 31, 2024	Retail Bank Branch
Rockville Centre, New York	Leased	December 31, 2022	Loan Production Office
We believe that the leases to which we are subject have terms that are generally consistent with prevailing market terms. None of the leases involve any of our directors, officers or beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. On June 22, 2021, we entered into a lease to replace the current sublease on our corporate headquarters that will expire on December 31, 2021 and provide additional space for expansion. Subject to the foregoing, we believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Legal Proceedings
We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.
In the current opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes thereto and other financial information included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences are discussed in the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements except to the extent required by law.
The following discussion pertains to our historical results, on a consolidated basis. However, because we conduct all our material business operations through our wholly owned subsidiary, FinWise Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.
All dollar amounts in the tables in this section are in thousands of dollars, except per share data or where otherwise specifically noted. Unless otherwise stated, all information in this prospectus gives effect to a     -for-one stock split of our common stock completed effective     , 2021. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Overview
The Company is a Utah corporation and the parent company of FinWise Bank. The Company’s assets consist primarily of its investment in the Bank and all of its business activities are conducted through the Bank. The Company is a registered bank holding company that is subject to supervision by the UDFI and the Federal Reserve. As a Utah state-chartered bank that is not a member of the Federal Reserve System, the Bank is separately subject to regulations and supervision by both the UDFI and the FDIC. The Bank’s deposits are federally insured up to the maximum legal limits. See “Supervision and Regulation.”
Our banking business is our only business line. Our banking business offers a diverse range of commercial and retail banking products and services, and consists primarily of originating loans in a variety of sectors. Attracting nationwide deposits from the general public, businesses and other financial institutions, and investing those deposits, together with borrowings and other sources of funds, is also critical to our banking business. While our commercial and residential real estate lending and other products and services offered from our branch continue to be concentrated in and around the Salt Lake City, Utah MSA, our third-party loan origination relationships have allowed us to expand into new markets across the United States. These relationships were developed to support our ability to generate significant loan volume across diverse consumer and commercial markets and have been the primary source of our significant growth and superior profitability. Our analytics platform, FinView™, enhances our ability to gather and interpret performance data for our originations and provides management with an ability to identify attractive, risk-adjusted sectors for growth. These insights coupled with the billions of dollars in originations funded annually and our ability to sell loans or retain for investment enhance our unique position. Our track record has demonstrated that these qualities deliver superior growth and profitability and that the flexibility inherent in our model enhances our ability to manage credit risk.
Our financial condition and results of operations depend primarily on our ability to (i) originate loans using our strategic relationships with third-party loan origination platforms to earn interest and noninterest income, (ii) utilize FinView™ to identify attractive risk-adjusted lending opportunities and inform the selection of loans for investment while limiting credit losses, (iii) attract and retain low cost, stable deposits, and (iv) efficiently operate in compliance with applicable regulations.
As of March 31, 2021, on a consolidated basis, we had total assets of $330.1 million, total loans of $245.2 million, including $65.9 million in PPP loans, total deposits of $188.5 million, and total shareholders’ equity of $52.3 million. For the three months ended March 31, 2021, we had net income of $5.3 million and a 43.1% return on average shareholders’ equity.
Our lending focuses on four main lending areas: (i) SBA 7(a) loans, (ii) Strategic Programs, (iii) residential and commercial real estate and (iv) consumer lending. For a description and analysis of the Company’s loan categories, see Principal Factors Affecting Our Financial Condition.

Principal Factors Affecting Our Results of Operations
Net Income. Net income is calculated by taking interest and noninterest income and subtracting our costs to do business, such as provision for loan losses, interest expense, salaries, taxes and other operational expenses. We evaluate our net income based on measures such as net interest margin, return on average assets, return on average equity, noninterest income to average assets, and efficiency ratio.
Net Interest Income. Net interest income represents interest income, less interest expense. We generate interest income from interest and fees received on interest earning assets, including loans, interest earning deposits in other banks, the Federal Reserve and investment securities we own. We incur interest expense from interest paid on interest bearing liabilities, including interest bearing deposits, borrowings and other forms of indebtedness. Net interest income was the most significant contributor to our net income in 2019 and 2020. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; and (iv) our net interest margin. Net interest spread is the difference between rates earned on interest earning assets and rates paid on interest bearing liabilities. Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period. Because noninterest bearing sources of funds, such as noninterest bearing deposits and shareholders’ equity, also fund interest earning assets, net interest margin includes the benefit of these noninterest bearing sources.
Changes in market interest rates and interest we earn on interest earning assets or pay on interest bearing liabilities, as well as the volume and types of our interest earning assets, liabilities and shareholders’ equity, have the largest impact on our net interest spread, net interest margin and net interest income. We measure net interest income before and after our provision for loan losses.
Provision for Loan Losses. Provision for loan losses is the amount of expense that, based on our judgment at that time, is required to maintain our allowance for loan losses at an adequate level to absorb probable losses inherent in our loan portfolio and that, in our management’s judgment, is appropriate under relevant accounting guidance. Determination of the allowance for loan losses is complex and involves a high degree of judgment and subjectivity. For a description of the factors we considered in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses.”
Noninterest Income. Noninterest income consists of, among other things: (i) Strategic Program fees; (ii) loan servicing fees; (iii) deposit related fees; (iv) gain on sale of loans; and (v) other noninterest income. Strategic Program fees are paid to us by loan origination platforms and include monthly minimum fees, fees based on the volume of loan originations in each month, testing and oversight fees, wire transfer fees, ACH fees, and program set up fees. Deposit related fees include checking fees, account maintenance fees, insufficient funds fees, overdraft fees, stop payment fees, domestic and foreign wire interchange and card processing fee income.
Noninterest Expense. Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) occupancy and equipment expense; (iii) communications and data processing fees (iv) professional services fees; (v) federal deposit insurance assessments; (vi) correspondent bank charges; (vii) marketing costs; and (viii) other general and administrative expenses.
Salaries and employee benefits include compensation (including employee-related stock compensation), employee benefits and tax expenses for our personnel. Occupancy expense includes depreciation expense, lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes expenses related to our furniture, fixtures, equipment and software. Data processing fees include expenses paid to our third-party data processing system provider and other data service providers. Communications expense includes costs for telephone and internet. Professional fees include legal, accounting, consulting and other outsourcing arrangements. Federal deposit insurance expense relates to FDIC assessments based on the level of our deposits. Correspondent bank charges include wire transfer fees, transaction fees and service charges related to transactions settled with correspondent relationships. Marketing expense includes marketing material production, trade show participation, marketing fees related to Strategic Programs, website enhancement, outsourced marketing and branding services. Other general and administrative expenses include expenses associated with travel, meals, advertising, promotions, training, supplies and postage.
Factors Affecting Comparability of Financial Results
Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC, the Federal Reserve and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.
Results of Operations
Net Income Overview
The following table sets forth the principal components of net income for the periods indicated.
	For Three Months Ended March 31,		For the Years Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Interest income	$8,806	$8,039	$29,506	$21,408	$8,073
Interest expense	(372)	(434)	(1,756)	(1,462)	(846)
Provision for loan losses	(633)	(3,814)	(5,234)	(5,288)	(980)
Non-interest income	6,079	3,911	14,373	13,863	8,656
Non-interest expense	(6,663)	(5,288)	(21,749)	(15,685)	(9,538)
Provision for income taxes	(1,926)	(600)	(3,942)	(3,177)	(1,333)
Net income	5,291	1,814	11,198	9,659	4,032
Three Months Ended March 31, 2021 vs Three Months Ended March 31, 2020
Net income for the three months ended March 31, 2021 was $5.3 million, an increase of $3.5 million or 191.6% from net income of $1.8 million for the three months ended March 31, 2020. The increase was primarily due to an increase of $2.2 million or 55.4% in non-interest income, and a decrease of $3.2 million or 83.4% in provision for loan losses, offset by an increase of $1.4 million or 26.0% in non-interest expense and an increase of $1.3 million or 221.2% in the provision for income taxes.
Year ended December 31, 2020 vs Year ended December 31, 2019
Net income for the year ended December 31, 2020 was $11.2 million, an increase of $1.5 million or 15.9% from net income of $9.7 million for the year ended December 31, 2019. The increase was primarily due to an increase of $8.1 million or 37.8% in interest income, offset by an increase of $6.1 million or 38.7% in non-interest expense, as described below.
Year ended December 31, 2019 vs Year ended December 31, 2018
Net income for the year ended December 31, 2019 was $9.7 million, an increase of $5.7 million or 139.6% from net income of $4.0 million for the year ended December 31, 2018. The increase was primarily due to an increase of $13.3 million or 165.2% in interest income and an increase of $5.2 million or 60.2% in non-interest income, partially offset by an increase of $4.3 million or 439.6% of provision for loan losses and an increase of $6.1 million or 64.4% in non-interest expense, as described below.
Net Interest Income and Net Interest Margin Analysis
Net interest income was the primary contributor to our earnings in 2020 and 2019. We believe our net interest income results were enhanced by using FinView™ to identify attractive risk-adjusted lending opportunities and assist in the selection of Strategic Program loans that we chose to hold for investment. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume changes.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as “rate changes.”
Three Months Ended March 31, 2021 vs Three Months Ended March 31, 2020
For the three months ended March 31, 2021, our net interest income increased $0.8 million, or 10.9%, to $8.4 million compared to the three months ended March 31, 2020. This increase was primarily due to an increased volume on interest earning assets, and a relatively stable cost of funds. Average interest earning assets increased by

$126.0 million, or 69.3%, to $307.7 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, while the related yield on average interest earning assets decreased by 625 basis points to 11.4%, resulting in increased interest income for the three months ended March 31, 2021 of $0.8 million. In early 2021, the outstanding PPP loans with a notional interest rate of 1.0% is a primary reason for the decrease in yield for the three months ended March 31, 2021. While the corresponding cost of interest bearing liabilities for the three months ended March 31, 2021 declined by 109 basis points to 0.9%, the average balance in interest bearing liabilities increased by $81.1 million, or 92.15%. The addition of a significant balance of PPPLF borrowings at a rate of 0.35% is a primary reason for the decline in the cost of interest bearing liabilities. As indicated in the rate/volume table set forth below, the decline in the cost of interest bearing liabilities was partially offset by the effect of increased volumes of interest-bearing liabilities (primarily the PPPLF), resulting in minimal impact to interest expense for the three months ended March 31, 2021. Our net interest margin decreased from 16.7% for the three months ended March 31, 2020 to 11.0% for the three months ended March 31, 2021.
Average Balances and Yields. The following table presents average balances for assets and liabilities, the total dollar amounts of interest income from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing the income or expense by the average balances for assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and represent approximately $1.3 million (including approximately $0.9 million in SBA fees related to PPP loans) and $0.2 million for the quarters ended March 31, 2021 and 2020, respectively. Average balances have been calculated using daily averages.
	Three Months Ended March 31,
	2021			2020
($ in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest earning assets:
Interest-bearing deposits with the Federal Reserve, non
U.S. central banks and other banks	$46,885	$10	0.1%	$49,942	$170	1.4%
Investment securities	1,750	6	1.5%	464	4	3.1%
Loans held for sale	35,349	3,566	40.3%	21,613	2,765	51.2%
Loans held for investment	223,728	5,224	9.3%	109,712	5,100	18.6%
Total interest earning assets	307,712	8,806	11.4%	181,731	8,039	17.7%
Less: allowance for loan losses	(6,289)			(5,132)
Non-interest earning assets	11,355			7,937
Total assets	$312,778			$184,536
Interest bearing liabilities:
Demand	$6,287	$14	0.9%	$274	$—	0.1%
Savings	6,851	3	0.2%	5,532	3	0.2%
Money market accounts	17,728	16	0.4%	16,982	31	0.7%
Certificates of deposit	50,888	264	2.1%	65,174	400	2.5%
Total deposits	81,754	297	1.5%	87,962	434	2.0%
Other borrowings	87,267	75	0.3%	—	—	0.0%
Total interest bearing liabilities	169,021	372	0.9%	87,962	434	2.0%
Non-interest bearing deposits	89,111			59,301
Non-interest bearing liabilities	6,586			2,925
Shareholders’ equity	48,060			34,348
Total liabilities and shareholders’ equity	$312,778			$184,536
Net interest income and interest rate spread		$8,434	10.6%		$7,605	15.7%
Net interest margin			11.0%			16.7%
Ratio of average interest-earning assets to average interest- bearing liabilities			182.1%			206.6%

Year ended December 31, 2020 vs Year ended December 31, 2019
For the year ended December 31, 2020, our net interest income increased $7.8 million, or 39.1%, to $27.8 million compared to the year ended December 31, 2019. This increase was primarily due to growth in average interest earning assets, relatively stable asset yields (excluding the addition of comparatively low yielding PPP loans) and a relatively stable cost of funds (excluding the addition of comparatively low yielding PPPLF borrowings). Average interest earning assets increased by $112.0 million, or 79.4%, to $253.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, while the related yield on average interest earning assets decreased by 352 basis points to 11.7%, resulting in increased interest income for the year ended December 31, 2020 of $8.1 million. In early 2020, in light of the Covid-19 pandemic, we determined to take the following actions during the remainder of 2020 with respect to our lending activities: (i) participate in originating PPP loans, (ii) reduce certain retained Strategic Program loan balances held for investment, (iii) update policies related to new loan originations in our commercial and residential real estate lending program, and (iv) increase the balance of guaranteed SBA 7(a) loan balances. As a result of these actions, our loan mix shifted significantly toward government guaranteed loans and away from residential and commercial real estate and unsecured Strategic Program loans. The addition of a significant number of PPP loans with a notional interest rate of 1.0% is a primary reason for the decline in yield. While the corresponding cost of funds on interest bearing liabilities for the year ended December 31, 2020 declined by 69 basis points to 1.3%, the average balance in interest bearing liabilities increased by $59.7 million, or 82.2%. The addition of a significant balance on the PPPLF borrowings at a rate of 0.35% is a primary reason for the decline in the cost of funds. As indicated in the rate/volume table set forth below, the decline in the cost of funds partially offset by the effect of increased volumes of interest-bearing liabilities (primarily the PPPLF), resulting in increased interest expense for the year ended December 31, 2020 of $0.3 million. We gather deposits in the Salt Lake City, Utah MSA through our one branch and nationwide from our Strategic Program service providers, SBA 7(a) borrowers, Institutional Deposit exchanges, and brokered deposit arrangements. For the year ended December 31, 2020, deposits sourced through our branch, Strategic Programs, and SBA 7(a) borrowers increased while deposits from national Institutional Deposit exchanges and brokered deposit arrangements decreased compared to the year ended December 31, 2019. Our net interest margin decreased from 14.1% at December 31, 2019 to 11.0% at December 31, 2020.
Year ended December 31, 2019 vs Year ended December 31, 2018
For the year ended December 31, 2019, our net interest income increased $12.7 million, or 176.0%, to $19.9 million compared to the year ended December 31, 2018. This increase was primarily due to growth in average interest earning assets and asset yields partially offset by an increase in the cost of funds. Average interest earning assets increased by $51.9 million, or 58.3%, to $141.0 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, while the related yield on average interest earning assets increased by 612 basis points to 15.2%, resulting in increased interest income for the year ended December 31, 2019 of $13.3 million. In early 2019, using FinView™, we determined to take the following actions during the remainder of 2019 with respect to our loan portfolio: (i) focus additional resources on the Strategic Program held for sale loan program to facilitate Strategic Program held for sale loan growth, (ii) increase retained Strategic Program loan balances by initiating retention with two additional origination platforms, and (iii) increase SBA 7(a) loan balances. As a result of these actions, our loan mix shifted significantly toward Strategic Program held for sale and SBA 7(a) loan balances. While the corresponding cost of funds on interest bearing liabilities for the year ended December 31, 2019 increased by 38 basis points to 2.0%, the average balance in interest bearing liabilities increased by $20.7 million, or 39.9%. As indicated in the rate/volume table below, the increase in the cost of funds was compounded by the effect of increased volumes of interest-bearing liabilities, resulting in increased interest expense for the year ended December 31, 2019 of $0.6 million. For the year ended December 31, 2019, deposits sourced through our branch, Strategic Program service providers, SBA 7(a) borrowers nationwide, national Institutional Deposit exchanges and brokered deposit arrangements all increased compared to the year ended December 31, 2018. Our net interest margin increased from 8.1% for the year ended December 31, 2018 to 14.1% for the year ended December 31, 2019.

Average Balances and Yields. The following table presents average balances for assets and liabilities, the total dollar amounts of interest income from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing the income or expense by the average balances for assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and represent approximately $1.4 million (including approximately $1.2 million in SBA fees related to PPP loans), $0.9 million, and $0.6 million for the years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively. Average balances have been calculated using daily averages.
	Years Ended December 31,
	2020			2019			2018
($ in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest earning assets:
Interest-bearing deposits with the Federal Reserve, non
U.S. central banks and other banks	$43,892	$201	0.5%	$33,290	$664	2.0%	$17,673	$313	1.8%
Investment securities	1,622	34	2.1%	516	16	3.0%	493	10	2.0%
Loans held for sale	20,154	10,560	52.4%	12,249	7,782	63.5%	5,120	2,409	47.0%
Loans held for investment	187,314	18,711	10.0%	94,954	12,946	13.6%	65,785	5,341	8.1%
Total interest earning assets	252,982	29,506	11.7%	141,009	21,408	15.2%	89,071	8,073	9.1%
Less: allowance for loan losses	(6,706)			(2,708)			(1,087)
Non-interest earning assets	8,130			4,005			2,086
Total assets	$254,406			$142,306			$90,070
Interest bearing liabilities:
Demand	$3,237	$62	1.9%	$222	$—	0.1%	$276	$—	0.2%
Savings	6,234	16	0.2%	4,762	12	0.2%	4,292	11	0.2%
Money market accounts	16,327	104	0.6%	14,973	109	0.7%	10,951	76	0.7%
Certificates of deposit	57,496	1,401	2.4%	52,691	1,341	2.5%	36,424	759	2.1%
Total deposits	83,294	1,583	1.9%	72,648	1,462	2.0%	51,943	846	1.6%
Other borrowings	49,044	173	0.4%	—	—	0.0%	—	—	0.0%
Total interest bearing liabilities	132,338	1,756	1.3%	72,648	1,462	2.0%	51,943	846	1.6%
Non-interest bearing deposits	80,537			41,866			21,430
Non-interest bearing liabilities	3,941			3,888			1,581
Shareholders’ equity	37,590			23,904			15,116
Total liabilities and shareholders’ equity	$254,406			$142,306			$90,070
Net interest income and interest rate spread		$27,750	10.3%		$19,946	13.2%		$7,227	7.4%
Net interest margin			11.0%			14.1%			8.1%
Ratio of average interest-earning assets to average interest- bearing liabilities			191.2%			194.1%			171.5%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate. The volume column shows the effects attributable to changes in volume. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.
	Three Months Ended March 31,
	2021
	Increase (Decrease) Due to
($ in thousands)	Rate	Volume	Total
Interest income:
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	$(150)	$(10)	$(160)
Investment securities	(1)	3	2
Loans held-for-sale	(399)	1,200	801
Loans held for investment	(115)	239	124
Total interest income	(665)	1,432	767
Interest expense:
Demand	3	12	15
Savings	(2)	1	(1)
Money market accounts	(16)	1	(15)
Certificates of deposit	(56)	(80)	(136)
Other borrowings	38	37	75
Total interest bearing liabilities	(34)	(28)	(62)
Net interest income	$(631)	$1,460	$829
	Years Ended December 31,
	2020			2019
	Increase (Decrease) Due to			Increase (Decrease) Due to
($ in thousands)	Rate	Volume	Total	Rate	Volume	Total
Interest income:
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	$(790)	$327	$(463)	$44	$307	$351
Investment securities	(3)	21	18	5	1	6
Loans held-for-sale	(1,036)	3,814	2,778	1,080	4,293	5,373
Loans held for investment	(2,185)	7,950	5,765	4,601	3,004	7,605
Total interest income	(4,014)	12,112	8,098	5,731	7,604	13,335
Interest expense:
Demand	30	32	62	—	—	—
Savings	—	4	4	—	1	1
Money market accounts	(18)	13	(5)	4	29	33
Certificates of deposit	(52)	112	60	193	389	582
Other borrowings	87	86	173	—	—	—
Total interest bearing liabilities	47	247	294	197	419	616
Net interest income	$(4,060)	$11,864	$7,804	$5,534	$7,185	$12,719
Provision for Loan Losses
The provision for loan losses is a charge to income to bring our allowance for loan losses to a level deemed appropriate by management and approved by of board of directors. We determine the provision for loan losses monthly in connection with our monthly evaluation of the adequacy of our allowance for loan losses. For a description of the factors we considered in determining the allowance for loan losses see “—Financial Condition—Allowance for Loan Losses” and “—Critical Accounting Policies—Allowance for Loan Losses.”

Three Months Ended March 31, 2021 vs Three Months Ended March 31, 2020
Our provision for loan losses was $0.6 million and $3.8 million for the three months ended March 31, 2021 and March 31, 2020, respectively. The decrease of $3.2 million was primarily due to an overall decrease in our provision attributable to Strategic Program lending. The provision amounts for the three months ended March 31, 2020 reflected our early uncertainty surrounding the impact of the pandemic and the potential impact on certain Strategic Program loans. A minimal increase in provision was recorded in the first quarter of 2021 due primarily to the growth of our portfolio of loans held for investment.
Year ended December 31, 2020 vs Year ended December 31, 2019
Our provision for loan losses was $5.2 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. The decrease of $0.1 million was primarily due to an overall decrease in our provision attributable to Strategic Program lending, which was the result of our decision to reduce certain retained Strategic Program loan balances during the period, and an overall increase in our provision attributable to SBA lending, which was the result of our decision to increase SBA 7(a) and PPP loan balances during the period. During the first and second quarters of 2020, we recorded higher than normal provisions to position ourselves for the possibility of elevated loan losses resulting from the Covid-19 pandemic. The provision amounts reflected our early uncertainty surrounding the impact of the pandemic. Provisions were not needed in the third and fourth quarters of 2020 when we determined that our portfolios were adequately reserved to address the potential credit risk posed by the Covid-19 pandemic and future uncertainty.
Year ended December 31, 2019 vs Year ended December 31, 2018
Our provision for loan losses was $5.3 million and $1.0 million for the years ended December 31, 2019 and 2018, respectively. The increase of $4.3 million was primarily due to the increased retention of Strategic Program loans with higher loss characteristics.
Noninterest Income
While net interest income remains the largest contributor to net income in 2020 and 2019, noninterest income is an important contributing component, and was the largest component of total revenues in 2018. The largest portion of our noninterest income is associated with our Strategic Program fees. Other sources of noninterest income include gain on sale of loans, SBA loan servicing fees, change in fair value on investment in BFG and other miscellaneous fees.
Three Months Ended March 31, 2021 vs Three Months Ended March 31, 2020
The following table presents, for the periods indicated, the major categories of noninterest income:
	For the Three Months Ended March 31,		Change
($ in thousands)	2021	2020	$	%
Noninterest income:
Strategic Program fees	$2,953	$2,606	$347	13.3%
Gain on sale of loans	2,603	1,013	1,589	156.9%
SBA loan servicing fees	152	275	(122)	(44.5%)
Change in fair value on investment in BFG	360	—	360	100.0%
Other miscellaneous income	11	17	(6)	(37.2%)
Total noninterest income	$6,079	$3,911	$2,168	55.4%
For the three months ended March 31, 2021, total noninterest income increased $2.2 million, or 55.4%, to $6.1 million compared to the three months ended March 31, 2020. This increase was primarily due to the increase in gain on sale of loans, Strategic Program fees, and the change in fair value on investment in BFG, partially offset by a decrease in SBA loan servicing fees. For the three months ended March 31, 2021, gain on sale of loans increased $1.6 million, or 156.9%, to $2.6 million compared to the three months ended March 31, 2020. This increase was primarily due to the increase in the number of SBA 7(a) loans sold during the period. For the three months ended March 31, 2021, Strategic Program fees increased $0.3 million, or 13.3%, to $3.0 million compared to the three months ended March 31, 2020. This increase was primarily due to the increase in Strategic Program loan origination volume. For the three months ended March 31, 2021, the change in fair value on investment in BFG was $0.4 million compared to the three months ended March 31, 2020 which had no change in fair value. This increase was primarily due to BFG’s increased profitability and cash position during the three months ended March 31, 2021. For the three months ended March 31, 2021, SBA loan servicing fees decreased $0.1 million, or 44.5%, to $0.2 million compared to the three months ended March 31, 2020. This decrease was primarily due to the decrease in SBA 7(a) loans serviced for others during the period.
Year ended December 31, 2020 vs Year ended December 31, 2019
The following table presents, for the periods indicated, the major categories of noninterest income:
	For the Years Ended December 31,		Change
($ in thousands)	2020	2019	$	%
Noninterest income:
Strategic Program fees	$9,591	$8,866	$725	8.2%
Gain on sale of loans	2,849	4,167	(1,318)	(31.6%)
SBA loan servicing fees	1,028	607	421	69.4%
Change in fair value on investment in BFG	856	122	734	601.6%
Other miscellaneous income	49	101	(52)	(51.5%)
Total noninterest income	$14,373	$13,863	$510	3.7%
For the year ended December 31, 2020, total noninterest income increased $0.5 million, or 3.7%, to $14.4 million compared to the year ended December 31, 2019. This increase was primarily due to the increase in Strategic Program fees, the change in fair value on investment in BFG, and the increase in SBA loan servicing fees, partially offset by a decrease in the gain on sale of loans. For the year ended December 31, 2020, Strategic Program fees increased $0.7 million, or 8.2%, to $9.6 million compared to the year ended December 31, 2019. This increase was primarily due to the increase in loan origination volume in the Strategic Program. This increase in Strategic Program fees was negatively impacted by the loss of one origination platform, the temporary suppression of Strategic Program loan origination volume, and the waiver of several monthly minimum program fee payments during 2020, all attributed to the Covid-19 pandemic. For the year ended December 31, 2020, the change in fair value on investment in BFG increased $0.7 million, or 601.6%, to $0.9 million compared to the year ended December 31, 2019. This increase was primarily due to BFG’s increased profitability and cash position during and for the year ended December 31, 2020. For the year ended December 31, 2020, SBA loan servicing fees increased $0.4 million, or 69.4%, to $1.0 million compared to the year ended December 31, 2019. This increase was primarily due to the increase in SBA 7(a) loans serviced for others during the year. For the year ended December 31, 2020, gain on sale of loans decreased $1.3 million, or 31.6%, to $2.8 million compared to the year ended December 31, 2019. This decrease was primarily due to the decrease in the number of SBA 7(a) loans sold during the year ended December 31, 2020, as a result of management’s decision to drive interest income by temporarily retaining a larger amount of the guaranteed portion of these loans.
Year ended December 31, 2019 vs Year ended December 31, 2018
The following table presents, for the periods indicated, the major categories of noninterest income:
	For the Years Ended December 31,		Change
($ in thousands)	2019	2018	$	%
Noninterest income:
Strategic Program fees	$8,866	$5,026	$3,840	76.4%
Gain on sale of loans	4,167	2,957	1,210	40.9%
SBA loan servicing fees	607	545	62	11.4%
Change in fair value on investment in BFG	122	—	122	100.0%
Other miscellaneous income	101	128	(27)	(21.3%)
Total noninterest income	$13,863	$8,656	$5,207	60.2%

For the year ended December 31, 2019, total noninterest income increased $5.2 million, or 60.2%, to $13.9 million compared to the year ended December 31, 2018. This increase was primarily due to the increase in Strategic Program fees and the gain on sale of loans. For the year ended December 31, 2019, Strategic Program fees increased $3.8 million, or 76.4%, to $8.9 million compared to the year ended December 31, 2018. This increase was primarily due to the significant increase in loan origination volume and the addition of two third-party loan originators in the Strategic Program. For the year ended December 31, 2019, gain on sale of loans increased $1.2 million, or 40.9%, to $4.2 million compared to the year ended December 31, 2018. This increase was primarily due to the increase in the number of SBA 7(a) loans that were sold during the year ended December 31, 2019.
Noninterest Expense
Noninterest expense has increased as we have grown and as we have expanded and modernized our operational infrastructure and implemented our plan to build an efficient, technology-driven banking operation with significant capacity for growth. Even though noninterest expense has increased since 2018, our efficiency ratio has been improving because net interest income and noninterest income have increased at a faster rate.
Three Months Ended March 31, 2021 vs Three Months Ended March 31, 2020
The following table presents, for the periods indicated, the major categories of noninterest expense:
($ in thousands)	For the Three Months Ended March 31,		Change
	2021	2020	$	%
Noninterest expense:
Salaries and employee benefits	$4,895	$4,006	$889	22.2%
Occupancy and equipment expenses	194	143	51	35.5%
Loss on investment in BFG	—	—	—	—
Other operating expenses	1,574	1,139	435	38.2%
Total noninterest expense	$6,663	$5,288	$1,375	26.0%
For the three months ended March 31, 2021, total noninterest expense increased $1.4 million, or 26.0%, to $6.7 million compared to the three months ended March 31, 2020. This increase was primarily due to the increase in salaries and employee benefits and other operating expenses. For the three months ended March 31, 2021, salaries and employee benefits increased $0.9 million, or 22.2%, to $4.9 million compared to the three months ended March 31, 2020. This increase was primarily due to an increase in employees in the first quarter of 2020 compared to the first quarter of 2021. The increase in employees related to an increase in Strategic Program loan volume and the expansion of our information technology and security division to support enhancements in our infrastructure. In addition, a significant portion of the increase in salaries and employee benefits is due to the increase in contractual bonuses paid relating to the expansion of the Strategic Programs during the three months ended March 31, 2021. For the three months ended March 31, 2021, other operating expense increased $0.4 million, or 38.2%, to $1.6 million compared to the three months ended March 31, 2020. This increase was primarily due to our initiative to develop new and upgrade existing technology, increased third party financial and business process reviews, increased marketing costs, and increased legal and professional fees, in connection with our growth plans.
Year ended December 31, 2020 vs Year ended December 31, 2019
The following table presents, for the periods indicated, the major categories of noninterest expense:
($ in thousands)	For the Years Ended December 31,		Change
	2020	2019	$	%
Noninterest expense:
Salaries and employee benefits	$16,835	$11,894	$4,941	41.5%
Occupancy and equipment expenses	694	529	165	31.2%
Loss on investment in BFG	50	—	50	100.0%
Other operating expenses	4,170	3,262	908	27.8%
Total noninterest expense	$21,749	$15,685	$6,064	38.7%

For the year ended December 31, 2020, total noninterest expense increased $6.1 million, or 38.7%, to $21.7 million compared to the year ended December 31, 2019. This increase was primarily due to the increase in salaries and employee benefits and other operating expenses. For the year ended December 31, 2020, salaries and employee benefits increased $4.9 million, or 41.5%, to $16.8 million compared to the year ended December 31, 2019. This increase was primarily due to the increase in employees between mid-2019 and the second quarter of 2020. The increase in employees during this timeframe coincided with an increase in Strategic Program loan volume and the expansion of our information technology and security division to support enhancements in our infrastructure. The number of employees has remained steady since the second quarter of 2020. In addition, a meaningful portion of the increase in salaries and employee benefits is due to the increase in contractual bonuses paid relating to the expansion of the Strategic Programs in 2020. For the year ended December 31, 2020, other operating expense increased $0.9 million, or 27.8%, to $4.2 million compared to the year ended December 31, 2019. This increase was primarily due to our initiative to develop new and upgrade existing technology, increased third party financial and business process reviews, increased marketing costs, and increased legal and professional fees, all with the intent of supporting of our growth.
Year ended December 31, 2019 vs Year ended December 31, 2018
The following table presents, for the periods indicated, the major categories of noninterest expense:
	For the Years Ended December 31,		Change
($ in thousands)	2019	2018	$	%
Noninterest expense
Salaries and employee benefits	$11,894	$7,517	$4,377	58.2%
Occupancy and equipment expenses	529	342	187	54.7%
Other operating expenses	3,262	1,679	1,583	94.3%
Total noninterest expense	$15,685	$9,538	$6,147	64.4%
For the year ended December 31, 2019, total noninterest expense increased $6.1 million, or 64.4%, to $15.7 million compared to the year ended December 31, 2018. This increase was primarily due to the increase in salaries and employee benefits and other operating expenses. For the year ended December 31, 2019, salaries and employee benefits increased $4.4 million, or 58.2%, to $11.9 million compared to the year ended December 31, 2018. This increase was primarily due to the number of employees nearly doubling during the year ended December 31, 2019. The increase in employees during this timeframe coincided with an increase in Strategic Program loan volume growth and the expansion of our information technology and security division to support enhancements in our infrastructure. In addition, a substantial portion of the increase in salaries and employee benefits is due to stock and option awards granted to employees in 2019. Finally, a meaningful portion of the increase in salaries and employee benefits is due to the increase in contractual bonuses paid relating to the expansion of the Strategic Programs in 2019. For the year ended December 31, 2019, other operating expense increased $1.6 million, or 94.3%, to $3.3 million compared to the year ended December 31, 2018. This increase was primarily due to our initiative to develop new and upgrade existing technology, increased third party financial and business process reviews, increased marketing costs, and increased legal and professional fees, all with the intent of supporting of our growth.
Principal Factors Affecting Our Financial Condition
The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.
Asset Quality. We manage the diversification and quality of our assets based on factors that include the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets, the adequacy of our allowance for loan losses, the diversification and quality of our loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.
Capital. Financial institution regulators have established guidelines for minimum capital ratios for banks. As a small bank holding company, we are expected to be a capital resource to our subsidiary, which is required to be well capitalized. We, however, are not subject to specific capital ratios as a small bank holding company. We manage capital based upon factors that include: (i) the level and quality of capital and our overall financial condition; (ii) the trend and volume of problem assets; (iii) the adequacy of reserves; (iv) the level and quality of earnings; (v) the risk exposures in our balance sheet; (vi) the Community Bank Leverage Ratio; (viii) the state of local and national economic conditions; and (ix) other factors including our asset growth rate, as well as certain liquidity ratios.

Liquidity. We manage liquidity based on factors that include the amount of core deposits as a percentage of total deposits, the level of Strategic Program held-for-sale loan balances compared to Strategic Program reserve deposit balances, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources, the amount of non-deposit funding, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash, interest earning deposits in other banks and liquid securities we hold, the re-pricing characteristics and maturities of our assets and other factors.
Loan Portfolio
We manage our loan portfolio based on factors that include concentrations per loan program and aggregated portfolio, industry selection and geographies. We also monitor the impact of identified and estimated losses on capital as well as the pricing characteristics of each product. The following provides a general description and the risk characteristics relevant to each of the business lines. Each loan is assigned a risk grade during the origination and closing process by credit administration personnel based on criteria described later in this section. We analyze the resulting ratings, as well as other external statistics and factors such as delinquency, to track the migration performance of the portfolio balances. This ratings analysis is performed at least quarterly.
SBA 7(a) Loans
We originate and service loans partially guaranteed by the SBA under its Section 7(a) loan program. SBA 7(a) loans are made to small businesses and professionals throughout the USA. As of March 31, 2021 and December 31, 2020 and 2019, we had total SBA 7(a) loans of $101.9 million, $96.2 million and $56.3 million, respectively, representing 41.5%, 36.7% and 41.2% of our total loans, respectively. Loans are sourced primarily through our referral relationship with BFG. Although BFG actively markets throughout the USA, because of its physical location in the New York area we have developed a lending presence in the New York and New Jersey geographies. The maximum SBA 7(a) loan amount is $5 million. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow and tertiary is the sale of collateral pledged. These loans may be secured by commercial and residential mortgages as well as liens on business assets. In addition to typical underwriting metrics, we review the nature of the business, use of proceeds, length of time in business and management experience to help us target loans that we believe have lower credit risk. The SBA 7(a) program generally provides 50%, 75%, 85% and 90% guarantees for eligible SBA 7(a) loans. The guaranty is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper underwriting, closing or servicing by the lender. As such, prudent underwriting, closing and servicing processes are essential to effective utilization of the SBA 7(a) program. Historically, we have generally sold the SBA-guaranteed portion (typically 75% of the principal balance) of a majority of the loans we originate at a premium in the secondary market while retaining all servicing rights and the unguaranteed portion; however, beginning in 2020, we made the decision to drive interest income by temporarily retaining a larger amount of the guaranteed portion of these loans.
SBA Paycheck Protection Program Loans
As an experienced SBA 7(a) lender, we were an active participant in the first round of the PPP, which began in April of 2020 and expired on August 8, 2020. As a result of our efforts, we provided PPP loans to 700 businesses, totaling approximately $126.6 million, for the year ended December 31, 2020. As of March 31, 2021 and December 31, 2020, we had total PPP loans of $65.9 million and $107.1 million, respectively, representing 26.8% and 40.9% of our total loans, respectively. The PPP loans also resulted in fees paid by the SBA to the originating bank for processing PPP loans, which fees are accreted into interest income over the life of the applicable loans. If a PPP loan is forgiven or paid off before maturity, the remaining unearned fee is recognized into income at that time. For the year ended December 31, 2020, the Company recognized $0.4 million in PPP-related SBA accelerated deferred loan fees through interest income as a result of PPP loan forgiveness. For the three months ended March 31, 2021, the Company recognized a total of $0.9 million in PPP-related accreted fees ($0.6 million of which were accelerated due to loan forgiveness). The majority of the remaining $1.0 million in fees as of March 31, 2021 are expected to be recognized as the PPP loans are forgiven, which we expect to occur over the next several quarters.
Commercial, non-real estate
Commercial non-real estate loans consist of loans and leases made to commercial enterprises that are not secured by real estate. As of March 31, 2021 December 31, 2020 and December 31, 2019, we had total commercial non-real estate loans of $3.9 million, $4.0 million and $6.0 million, respectively, representing 1.6%, 1.5% and 4.4% of our total loans, respectively. Any loan, line of credit, or letter of credit (including any unfunded commitments) and any interest obtained in such loans made by another lender to individuals, sole proprietorships, partnerships, corporations, or other business enterprises for commercial, industrial, agricultural, or professional purposes, not secured by real estate, but not for personal expenditure purposes are included in this category. For example, commercial vehicle term loans and commercial working capital term loans. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. The nature of the business, use of proceeds, length of time in business, management experience, repayment ability, credit history, ratio calculations and assessment of collateral adequacy are all considerations. These loans are generally secured by liens on business assets. Historically, we have retained these loans on our balance sheet to maturity.
Residential real estate
Residential real estate loans include construction, lot and land development loans that are for the purpose of acquisition and development of property to be improved through the construction of residential buildings, and loans secured by other residential real estate. As of March 31, 2021, December 31, 2020 and December 31, 2019, we had total residential real estate loans of $21.7 million, $17.7 million and $22.5 million, respectively, representing 8.9%, 6.8% and 16.5% of our total loans, respectively. Construction loans are usually paid off through the conversion to permanent financing from third-party lending institutions. Lot loans may be paid off as the borrower converts to a construction loan. At the completion of the construction project, if the loan is converted to permanent financing by us or if scheduled loan amortization begins, it is then reclassified from construction to single-family dwelling. Underwriting of construction and development loans typically includes analysis of not only the borrower’s financial condition and ability to meet the required debt obligations, but also the general market conditions associated with the area and type of project being funded. These loans are generally secured by mortgages for residential property located primarily in the Salt Lake City, Utah MSA, and we obtain guarantees from responsible parties. Historically, we have retained these loans on our balance sheet to maturity.
Strategic Program loans
We, through our Strategic Program service providers with loan origination platforms, issue, on a nationwide basis, unsecured consumer and secured or unsecured business loans to borrowers within certain approved credit profiles. As of March 31, 2021, December 31, 2020 and December 31, 2019, we had total Strategic Program loans of $44.4 million, $28.3 million and $42.4 million, respectively, representing 18.1%, 10.8% and 31.1% of our total loans, respectively. Loans originated through these programs are limited to predetermined underwriting criterion, which has been approved by our board of directors. The primary form of repayment on these loans is from personal or business cash flow. Business loans may be secured by liens on business assets, as applicable. We have generally sold the vast majority of these loans, but as our capital grows and FinView™ evolves, we may choose to hold more of the funded loans and/or receivables. We reserve the right to sell any portion of funded loans and/or receivables directly to the Strategic Program service providers or other investors. We retain the legal right to service all these loans, but contract with the Strategic Program service provider or another approved sub-servicer to service these loans on our behalf.
Commercial real estate
Commercial real estate loans include loans to individuals, sole proprietorships, partnerships, corporations, or other business enterprises for commercial, industrial, agricultural, or professional purposes, secured by real estate primarily located in the Salt Lake City, Utah MSA, but not for personal expenditure purposes. As of March 31, 2021, December 31, 2020 and December 31, 2019, we had total commercial real estate loans of $2.6 million, $2.9 million and $3.7 million, respectively, representing 1.1%, 1.1% and 2.7% of our total loans, respectively. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. The nature of the business, use of proceeds, length of time in business, management experience, repayment ability, credit history, ratio calculations and assessment of collateral adequacy are all considerations. In addition to real estate, these loans may also be secured by liens on business assets. Historically, we have retained these loans on our balance sheet for investment.
Consumer
Consumer lending provides financing for personal, family, or household purposes on a nationwide basis. The majority of these loans are originated through our POS platform and come from a variety of sources, including other approved merchant or dealer relationships and lending platforms. As of March 31, 2021, December 31, 2020 and December 31,

2019, we had total consumer loans of $4.8 million, $5.5 million and $5.7 million, respectively, representing 2.0%, 2.1% and 4.2% of our total loans, respectively. We use a debt-to-income (“DTI”) ratio to determine whether an applicant will be able to service the debt. The DTI ratio compares the applicant’s anticipated monthly expenses and total monthly obligations to the applicant’s monthly gross income. Our policy is to limit the DTI ratio to 45% after calculating interest payments related to the new loan. Loan officers, at their discretion, may make exceptions to this ratio if the loan is within their authorized lending limit. DTI ratios of no more than 50% may be approved subject to an increase in interest rate. Strong offsetting factors such as higher discretionary income or large down payments are used to justify exceptions to these guidelines. All exceptions are documented and reported. While the loans are generally for the purchase of goods which may afford us a purchase money security interest, they are underwritten as if they were unsecured. On larger loans, we may file a Uniform Commercial Code financing form. Historically, we have retained these loans on our balance sheet for investment.
Loan Portfolio Program Summary
Through our diversification efforts and FinView™, we have built a portfolio that we believe positions us to withstand economic shifts. For example, we focus on industries and loan types that have historically lower loss rates such as professional, scientific and technical services (including law firms), non-store retailers (e-commerce), and ambulatory healthcare services. We believe that these efforts helped minimize our exposure to industries severely impacted by the Covid-19 pandemic. For example, loans to restaurants and hotels totaled approximately $1.8 million and $1.7 million at March 31, 2021 and at December 31, 2020, respectively.
The following table summarizes our loan portfolio by loan program as of the dates indicated:
	As of March 31, 2021		As of December 31,
			2020		2019		2018
	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans	Amount	% of total loans
SBA(1)	$167,824	68.3%	$203,317	77.7%	$56,295	41.2%	$48,637	55.4%
Commercial, non real estate	3,867	1.6%	4,020	1.5%	6,045	4.4%	7,294	8.3%
Residential real estate	21,712	8.9%	17,740	6.8%	22,495	16.4%	14,735	16.8%
Strategic Program loans	44,427	18.1%	28,265	10.8%	42,439	31.1%	8,412	9.6%
Commercial real estate	2,589	1.1%	2,892	1.1%	3,666	2.7%	3,773	4.3%
Consumer	4,807	2.0%	5,543	2.1%	5,722	4.2%	4,965	5.6%
Total	245,226	100.0%	$261,777	100.0%	$136,662	100.0%	$87,816	100.0%
(1)	The amount of SBA loans as of March 31, 2021 and December 31, 2020 includes approximately $65.9 million and $107.1 million of PPP loans.
Loan Maturity and Sensitivity to Changes in Interest Rates
As of March 31, 2021, including the impact of PPP loans, $136.8 million, or 66.0%, of the total held for investment loan balance matures in less than five years. Loans maturing in greater than five years totaled $70.5 million as of March 31, 2021. The variable rate portion of our total held for investment loan portfolio at March 31, 2021 was $123.8 million, or 59.7%. The variable rate portion of the total held for investment loans reflects our strategy to minimize interest rate risk through the use of variable rate products.

The following table details maturities and sensitivity to interest rate changes for our loan portfolio at March 31, 2021:
At March 31, 2021	Remaining Contractual Maturity Held for Investment
($ in thousands)	One Year or Less	After One Year and Through Five Years	After Five Years and Through Fifteen Years	After Fifteen Years	Total
Fixed rate loans:
SBA(1)	$56,996	$9,173	$327	$155	$66,651
Commercial, non-real estate	1,714	2,085	67	1	3,867
Residential real estate	4,340	1,625	27	2	5,994
Strategic Program loans	—	—	—	—	—
Commercial real estate	1,854	728	—	—	2,582
Consumer	1,476	2,940	22	—	4,438

Variable rate loans:
SBA	6,292	25,114	42,399	27,368	101,173
Commercial, non-real estate	—	—	—	—	—
Residential real estate	14,913	625	180	—	15,718
Strategic Program loans	5,860	720	—	—	6,580
Commercial real estate	7	—	—	—	7
Consumer	146	223	—	—	369
Total	$93,598	$43,233	$43,022	$27,526	$207,379
(1)
The amount of SBA fixed rate loans includes approximately $65.9 million of PPP loans. PPP loans originated prior to June 5, 2020, have a two year term. PPP loans originated on or after June 5, 2020, have a five year term. For PPP borrowers who submit completed applications for forgiveness, loan payments are automatically deferred until the SBA renders a decision on the forgiveness request. PPP borrowers who fail to submit timely forgiveness applications are required to made monthly payments beginning ten months from the end of the chosen “covered period”. The “covered period” is a maximum of 24 weeks from the origination date. Assuming a 24 week covered period, PPP borrowers are not required to begin making payments until 16 months after the origination date. At the time payments begin, if the borrower and lender of a two year PPP loan mutually agree to extend the term of the loan it can be extended to a five year term. As of March 31, 2021, no PPP loans have requested maturity date extensions.

As of December 31, 2020, including the impact of PPP loans, $173.5 million, or 72.1%, of the total held for investment loan balance matures in less than five years. Loans maturing in greater than five years totaled $67.3 million as of December 31, 2020. The variable rate portion of our total held for investment loan portfolio at December 31, 2020 was $115.0 million, or 47.8%. At December 31, 2019, $71.7 million, or 64.3%, of the held for investment balance matures in less than five years. Loans maturing in greater than five years total $39.9 million of the total $111.6 million at December 31, 2019. As of December 31, 2019, $89.2 million, or 79.9%, of our total outstanding loans were variable rate loans that adjust on either a calendar monthly or calendar quarterly basis using the prime lending rate or other variable indices. The variable rate portion of the total held for investment loans reflects our strategy to minimize interest rate risk through the use of variable rate products.
The following table details maturities and sensitivity to interest rate changes for our loan portfolio at December 31, 2020 and 2019:
At December 31, 2020	Remaining Contractual Maturity Held for Investment
($ in thousands)	One Year or Less	After One Year and Through Five Years	After Five Years and Through Fifteen Years	After Fifteen Years	Total
Fixed rate loans:
SBA(1)	$53,093	$54,376	$339	$158	$107,966
Commercial, non-real estate	1,746	2,203	70	1	4,020
Residential real estate	4,788	1,392	—	—	6,180
Strategic Program loans	—	—	—	—	—
Commercial real estate	1,902	766	17	—	2,685
Consumer	1,737	3,226	20	—	4,983

At December 31, 2020	Remaining Contractual Maturity Held for Investment
($ in thousands)	One Year or Less	After One Year and Through Five Years	After Five Years and Through Fifteen Years	After Fifteen Years	Total
Variable rate loans:
SBA	5,762	23,009	39,866	26,714	95,351
Commercial, non-real estate	—	—	—	—	—
Residential real estate	10,696	747	117	—	11,560
Strategic Program loans	6,547	770	—	—	7,317
Commercial real estate	207	—	—	—	207
Consumer	191	369	—	—	560
Total	$86,669	$86,858	$40,429	$26,873	$240,829
(1)	The amount of SBA fixed rate loans includes approximately $107.1 million of PPP loans.
At December 31, 2019	Remaining Contractual Maturity Held for Investment
($ in thousands)	One Year or Less	After One Year and Through Five Years	After Five Years and Through Fifteen Years	After Fifteen Years	Total
Fixed rate loans:
SBA	$59	$234	$360	$183	$836
Commercial, non-real estate	2,921	3,065	59	—	6,045
Residential real estate	5,217	1,832	—	—	7,049
Strategic Program loans	—	—	—	—	—
Commercial real estate	2,413	1,201	52	—	3,666
Consumer	1,423	3,325	31	—	4,779

Variable rate loans:
SBA	3,346	13,387	22,929	15,797	55,459
Commercial, non-real estate	—	—	—	—	—
Residential real estate	13,916	1,127	403	—	15,446
Strategic Program loans	9,942	7,333	55	—	17,330
Commercial real estate	—	—	—	—	—
Consumer	242	701	—	—	943
Total	$39,479	$32,205	$23,889	$15,980	$111,553
Nonperforming Assets
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were contractually due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether such loans are actually past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent recoveries received (either from payments received from the customer, derived from the disposition of collateral or from legal action, such as judgment enforcement) exceed liquidation expenses incurred and outstanding principal.
A non-accrual asset may be restored to accrual status when (1) none of its principal and interest is due and unpaid, and we expect repayment of the remaining contractual principal and interest, or (2) when asset otherwise becomes well secured and is not in the process of collection.
Any loan which we deem to be uncollectible, in whole or in part, is charged off to the extent of the anticipated loss. Loans that are past due for 90 days or more are charged off unless the loan is both well secured and in the process of collection. We believe our disciplined lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our loan officers, and we also monitor our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.
The following table provides information with respect to our nonperforming assets and troubled debt restructurings at the dates indicated:
	As of March 31, 2021	As of December 31,
($ in thousands)		2020	2019	2018
Nonaccrual loans:
SBA	$789	$816	$861	$87
Commercial, non real estate	—	—	247	—
Residential real estate	—	—	—	—
Strategic Program loans	—	15	—	—
Total nonperforming loans	$789	$831	$1,108	$87

Total accruing loans past due 90 days or more	$9	$1	$—	$—
Nonaccrual troubled debt restructuring	$53	$53	$66	$8
Total troubled debt restructurings	870	870	—	—
Other Real Estate Owned		—	—	—
Less nonaccrual troubled debt restructurings	(53)	(53)	(66)	(8)
Total nonperforming assets and troubled debt restructurings	1,659	$1,701	$1,108	$87
Total nonperforming loans to total loans	0.3%	0.3%	0.8%	0.1%
Total nonperforming loans to total assets	0.2%	0.3%	0.6%	0.1%
Total nonperforming assets and troubled debt restructurings to total loans	0.7%	0.6%	0.8%	0.1%
Total nonperforming assets and troubled debt restructurings to total assets	0.5%	0.5%	0.6%	0.1%
Total nonperforming assets and troubled debt restructurings to total assets (less PPP loans) (1)	0.6%	0.8%	0.6%	0.1%
(1)	See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of this measure to its most comparable GAAP measure.
Our total nonperforming assets and troubled debt restructurings at March 31, 2021 were $1.7 million, which represented no change from December 31, 2020. The largest troubled debt restructuring attributable to a single borrower with balance of $0.8 million paid in full including interest in May 2021. Total nonperforming assets at March 31, 2021 were composed of $0.8 million in nonaccrual loans and $0.9 million of troubled debt restructurings.
Our total nonperforming assets and troubled debt restructurings at December 31, 2020 were $1.7 million, which represented a $0.6 million, or 53.5%, increase from December 31, 2019. This is primarily due to a reduction attributable to a single Commercial, non-real estate borrower with a balance of $0.2 million as of December 31, 2019 and an increase in our troubled debt restructurings attributable to a single borrower in our residential real estate business line with balance of $0.8 million and an LTV of 30%. Total nonperforming assets at December 31, 2020 were composed of $0.8 million in nonaccrual loans and $0.9 million of troubled debt restructurings.
As of December 31, 2019, our total nonperforming assets and troubled debt restructurings were $1.1 million, which represented a $1.1 million, or 1,173.7%, increase from December 31, 2018. The nonperforming assets were comprised of $0.9 million SBA nonaccrual loans and $0.2 million of Commercial, non-real estate loans.
We do not classify loans that experience insignificant payment delays and payment shortfalls as impaired. We consider an “insignificant period of time” from payment delays to be a period of 90 days or less. We will customarily attempt to provide a modification for a customer experiencing what we consider to be a short-term event that has temporarily impacted cash flow. In those cases, we will review the request to determine if the customer is experiencing cash flow strain and how the event has impacted the ability of the customer to repay in the long term. Short-term modifications are not classified as troubled debt restructurings because they do not meet the definition set by the FDIC or our accounting policy for identifying troubled debt restructurings. The FDIC issued statements in March and April of 2020 that encouraged banks to work with all borrowers, especially those from industry sectors particularly vulnerable to economic volatility. The FDIC clarified that prudent efforts to modify the terms on existing loans for affected customers will not be subject to examiner criticism, and that certain loan modifications made in response to Covid-19 are not troubled debt restructurings.
The dollar amount of short-term modifications of loans held for investment as of December 31, 2020 was $1.2 million. Of this, approximately $0.6 million, or 46.7%, is attributable to our Strategic Program loans, $0.5 million, or 46.5%, is attributable to our SBA 7(a) portfolio, and $0.1 million, or 6.8%, is attributable to our Commercial, non-real estate portfolio.
Interest income that would have been recorded for the quarters ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019 had nonaccrual loans been current throughout the period amounted to de minimis amounts for the quarters ended, and $0.1 million and $0.1 million for the years ended, respectively.
Credit Risk Profile
We believe that we underwrite loans carefully and thoroughly, limiting our lending activities to those products and services where we have the resources and expertise to lend profitably without undue credit risk. We require all loans to conform to policy (or otherwise be identified as exceptions to policy and monitored and reported on, at minimum, quarterly) and be granted on a sound and collectable basis. Loans are made with a primary emphasis on loan profitability, credit risk and concentration exposures.
We are proactive in our approach to identifying and resolving problem loans and are focused on working with the borrowers and guarantors of problem loans to provide loan modifications when warranted. When considering how to best diversify our loan portfolio, we consider several factors including our aggregate and product-line specific concentration risks, our business line expertise, and the ability of our infrastructure to appropriately support the product. While certain product lines generate higher net charge-offs, our exposure is carefully monitored and mitigated by our concentration policies and reserved for by the loan loss allowance we maintain. Specifically, retention of certain Strategic Program loans with higher default rates account for a disproportionate amount of our charge-offs. In addition to our oversight of the credit policies and processes associated with these programs, we limit within our concentration policies the aggregate exposure of these loans as a percentage of the total loan portfolio, carefully monitor certain vintage loss-indicative factors such as first payment default and marketing channels, and appropriately provision for these balances so that the cumulative charge-off rates remain consistent with management expectations. While the level of nonperforming assets fluctuates in response to changing economic and market conditions, the relative size and composition of the loan portfolio, and our management’s degree of success in resolving problem assets, we believe our proactive stance to early identification and intervention is the key to successfully managing our loan portfolio. As an example, at the beginning of the Covid-19 pandemic we analyzed our portfolio to identify loans that were more likely to be vulnerable to the pandemic’s impact. We then proactively opened a dialogue with potentially affected borrowers to assess their needs and provide assistance. Through this process we were able to not only better understand our portfolio risks but were able to intercede with borrowers if needed.
Accurate and timely loan risk grading is considered a critical component of an effective credit risk management system. Loan grades take into consideration the borrower’s financial condition, industry trends, and the economic environment. Loan risk grades are changed as necessary to reflect the risk inherent in the loan. Among other things, we use loan risk grading information for loan pricing, risk and collection management and determining monthly loan loss reserve adequacy. Further, on a quarterly basis, the Loan Committee holds a Loan Risk Grade meeting, wherein all loans in our portfolio are reviewed for accurate risk grading. Any changes are made after the Loan Risk Grade meeting to provide for accurate reporting. Reporting is achieved in Loan Committee minutes, which minutes are reviewed by the Board. We supplement credit department supervision of the loan underwriting, approval, closing, servicing and risk grading process with periodic loan reviews by risk department personnel specific to the testing of controls.
We use a grading system to rank the quality of each loan. The grade is periodically evaluated and adjusted as performance dictates. Loan grades 1 through 4 are passing grades, grade 5 is special mention. Collectively, grades 6 (substandard), 7 (doubtful) and 8 (loss) represent classified loans within the portfolio. The following guidelines govern the assignment of these risk grades. We do not currently grade Strategic Program loans held for investment due to their small balances and homogenous nature. As credit quality for Strategic Program loans have been highly correlated with delinquency levels, the Strategic Program loans are evaluated collectively for impairment.
Grade 1: Pass - Loans fully secured by deposit accounts. Loans where the borrower has strong sources of repayment, generally 5 years or more of consistent employment (or related field) and income history. Debt of the borrower is modest relative to the borrower’s financial strength and ability to pay with a DTI ratio of less than 25%. Cash flow is very strong as evidenced by significant discretionary income amounts. Borrower will consistently maintain 30% of the outstanding debts in deposit accounts with us, often with the right of offset, holds, etc. Loan to value ratios (LTV) will be 60% or less. Loans in this category require very minimal monitoring.
Grade 2: Pass - The borrower has good sources of repayment, generally 3 years or more of consistent employment (or related field) and income history. The debt of the borrower is reasonable relative to the borrower’s financial strength with a DTI ratio of less than 35%. Cash flow is strong as evidenced by exceptional discretionary income amounts. Borrowers will consistently maintain 20% of the outstanding debts in deposit accounts with us. LTV ratios will be 70% or less. These loans require minimal monitoring.
Grade 3: Pass - There is a comfortable primary source of repayment, generally 2 years or more of consistent employment (or related field) and income history. Borrowers may exhibit a mix of strengths and weaknesses. For example, they have either adequate cash flow with higher than desired leverage, or marginal cash flow with strong collateral and liquidity. Borrowers will have DTIs less than 45%. Borrowers will generally maintain deposit accounts with us, but the consistency and amount of the deposits are not as strong as Grades 1 and 2. LTV ratios will be within our guidelines. These loans will be monitored on a quarterly basis.
Grade 4: Pass Watch – There is adequate primary source of repayment, generally employment time or time in a related field is less than 2 years. Borrowers’ debt to income ratios may fall outside of our guidelines or there is minimal excess cash flow. There may be heavy reliance on collateral, or the loan is large, relative to the financial strength of the borrower. The loans may be maintenance intensive requiring closer monitoring.
Grade 5: Special Mention – A loan in this category has a specific weakness or problem but does not currently present a significant risk of loss or default as to any material terms of the loan or financing agreement. A typical problem could include a documentation deficiency. If the deficiency is corrected the account will be re-graded.
Grade 6: Classified Substandard – A substandard loan has a developing or current weakness or weaknesses that could result in loss or default if deficiencies are not corrected, or adverse conditions arise.
Grade 7: Classified Doubtful – A doubtful loan has an existing weakness or weaknesses that make collection or liquidation in full, on the basis of currently existing facts and conditions, highly questionable and improbable.
Grade 8: Classified Loss – A loss loan has an existing weakness or weaknesses that render the loan uncollectible and of such little value that continuing to carry as an asset on our book is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical nor desirable to defer writing off this basically worthless asset, even though partial recovery may be affected in the future.
The following table presents, as of the period presented, the loan balances by loan program as well as risk rating. No loans were classified as ‘Loss’ grade during the periods presented.
	As of March 31, 2021
($ in thousands)	Pass Grade 1-4	Special Mention Grade 5	Classified/ Doubtful Grade 6-7	Loss Grade 8	Total
SBA	$165,004	$1,930	$890	—	$167,824
Commercial, non real estate	3,807	60	—	—	3,867
Residential real estate	20,956	—	756	—	21,712
Commercial real estate	2,589	—	—	—	2,589
Consumer	4,807	—	—	—	4,807
Not Risk Graded				—
Strategic Program(1) loans				—	44,427
Total	$197,163	$1,990	$1,646	—	$245,226

	As of December 31, 2020
($ in thousands)	Pass Grade 1-4	Special Mention Grade 5	Classified/ Doubtful Grade 6-7	Loss Grade 8	Total
SBA	$200,360	$2,040	$917	—	$203,317
Commercial, non real estate	3,960	60	—	—	4,020
Residential real estate	16,984	—	756	—	17,740
Commercial real estate	2,892	—	—	—	2,892
Consumer	5,543	—	—	—	5,543
Not Risk Graded				—
Strategic Program(1) loans				—	28,265
Total	$229,739	$2,100	$1,673	—	$261,777
(1)	The Strategic Program loan balance includes $21.0 million of loans classified as held-for-sale.
Allowance for Loan Losses
We have elected not to adopt Financial Accounting Standards Board Accounting Standards Update No. 2016–13, Financial Instruments – Credit Losses (Topic 326), commonly referred to as the “CECL model.” We expect that the CECL model will be effective for us in the 2023 calendar year.
The allowance for loan losses, a material estimate which could change significantly in the near-term in the event of rapidly shifting credit quality, is established through a provision for loan losses charged to earnings to account for losses that are inherent in the loan portfolio and estimated to occur, and is maintained at a level that we consider adequate to absorb potential losses in the loan portfolio. Loan losses are charged against the allowance for loan losses when we believe that the collectability of the principal loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance for loan losses when received.
Our judgment in determining the adequacy of the allowance is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available and as situations and information change.
We evaluate the allowance for loan losses on a monthly basis and take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions and trends that may affect the borrower’s ability to repay. The quality of the loan portfolio and the adequacy of the allowance for loan losses is reviewed by regulatory examinations and the Company’s auditors.
The allowance for loan losses consists of the following two elements:
•
Specific allowance for identified impaired loans. For such loans that are identified as impaired, an allowance is established when the discounted cash flows (or collateral value if the loan is collateral dependent) or observable market price of the impaired loan are lower than the carrying value of that loan.

Independent appraisals are obtained for all collateral dependent loans deemed impaired when collateral value is expected to exceed $5 thousand net of actual and/or anticipated liquidation-related expenses. After initially measured for impairment, new appraisals are ordered on at least an annual basis for all real estate secured loans deemed impaired. Non-real estate secured loan appraisal values are reevaluated and assessed throughout the year based upon interim changes in collateral and market conditions.
•
General valuation allowance. This component represents a valuation allowance on the remainder of the loan portfolio, after excluding impaired loans. For this portion of the allowance, loans are reviewed based on industry, stage and structure and are assigned allowance percentages based on historical loan loss experience for similar loans with similar characteristics and trends adjusted for qualitative factors. Qualitative factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date, may include changes in lending policies and procedures; changes in national and local economic and business conditions, including the condition of various market sectors; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and staff; changes in the volume and severity of past due and classified loans and in the volume of nonaccruals, troubled debt restructurings, and other loan modifications; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and the effect of external factors, such as competition and legal and regulatory requirements, on the level of estimated and inherent credit losses in our current portfolio.
The allowance for loan losses was $6.2 million at each of March 31, 2021 and December 31, 2020, compared to $4.5 million at December 31, 2019, an increase of $1.7 million, or 36.8%. The increase was primarily due to an increase in the overall size of the portfolio. The allowance for loan losses was $4.5 million at December 31, 2019 compared to $1.7 million at December 31, 2018, an increase of $2.8 million, or 161.2%. The increase was primarily attributable to the increased retention of Strategic Program loans with higher loss reserving characteristics.
The following table presents a summary of changes in the allowance for loan losses for the periods and dates indicated:
	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in thousands)	2021	2020	2020	2019	2018
Allowance for loan losses:
Beginning balance	$6,199	$4,431	$4,531	$1,735	$918
Provision for loan losses	633	3,814	5,227	5,288	980
Charge offs
SBA	(7)	(167)	(197)	(279)	(148)
Commercial, non-real estate	(41)	—	(332)	(145)	—
Residential real estate	—	—	—	—	—
Strategic Program loans	(741)	(1,050)	(3,255)	(2,212)	(2)
Commercial real estate	—	—	—	—	—
Consumer	(2)	(5)	(17)	(30)	(23)
Recoveries
SBA	11	—	—	29	—
Commercial, non-real estate	—	—	—	1	10
Residential real estate	—	—	—	—	—
Strategic Program loans	132	14	236	94	—
Commercial real estate	—	4	5	—	—
Consumer	—	—	1	50	—
Ending balance	$6,184	$7,141	$6,199	$4,531	$1,735
Although we believe that we have established our allowance for loan losses in accordance with GAAP and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for loan losses will be subject to ongoing evaluations of the risks in our loan portfolio.
The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The Strategic Programs ALLL constitutes 66.9% and 66.3% of the total allowance while comprising 18.1% and 10.8% of the total loan portfolio as of March 31, 2021 and December 31, 2020, respectively. This reflects the increased credit risks associated with certain retained Strategic Program loans.
	March 31, 2021
($ in thousands)	Amount	Total Loans	% of Total Allowance	% of Loans in Category of Total Loans
SBA	$924	$167,824	14.9%	68.3%
Commercial, non real estate	192	3,867	3.1%	1.6%
Residential real estate	855	21,712	13.8%	8.9%
Strategic Program loans	4,134	44,427	66.9%	18.1%
Commercial real estate	19	2,589	0.3%	1.1%
Consumer	60	4,807	1.0%	2.0%
Total	$6,184	$245,226	100.0%	100.0%

	December 31, 2020
($ in thousands)	Amount	Total Loans	% of Total Allowance	% of Loans in Category of Total Loans
SBA	$920	$203,317	14.8%	77.7%
Commercial, non real estate	232	4,020	3.8%	1.5%
Residential real estate	855	17,740	13.8%	6.8%
Strategic Program loans	4,111	28,265	66.3%	10.8%
Commercial real estate	19	2,892	0.3%	1.1%
Consumer	62	5,543	1.0%	2.1%
Total	$6,199	$261,777	100.0%	100.0%
	December 31, 2019
($ in thousands)	Amount	Total Loans	% of Total Allowance	% of Loans in Category of Total Loans
SBA	$907	$56,295	20.0%	41.2%
Commercial, non real estate	64	6,045	1.4%	4.4%
Residential real estate	55	22,495	1.2%	16.4%
Strategic Program loans	3,430	42,439	75.7%	31.1%
Commercial real estate	14	3,666	0.3%	2.7%
Consumer	61	5,722	1.4%	4.2%
Total	$4,531	$136,662	100.0%	100.0%
	December 31, 2018
($ in thousands)	Amount	Total Loans	% of Total Allowance	% of Loans in Category of Total Loans
SBA	$1,075	$48,637	62.0%	55.4%
Commercial, non real estate	108	7,294	6.2%	8.3%
Residential real estate	95	14,735	5.5%	16.8%
Strategic Program loans	382	8,412	22.0%	9.6%
Commercial real estate	14	3,773	0.8%	4.3%
Consumer	61	4,965	3.5%	5.6%
Total	$1,735	$87,816	100.0%	100.0%

The following table reflects the ratio of the allowance for loan losses to nonperforming loan balances, as well as net charge-offs to average loans outstanding by loan category, as of the dates presented. The ratio of net charge-offs to average loans outstanding for SBA loans decreased from December 31, 2019 to December 31, 2020 because the SBA made the full monthly P&I payments with respect to our qualifying SBA 7(a) customers in “regular servicing” status for six months during 2020. For most of our SBA portfolio (the legacy loans originated before March 27, 2020), SBA made borrowers’ P&I payments from April 2020 through September 2020. These were referred to as “First Round Section 1112 Payments,” as they derived from Section 1112 of the CARES Act. These payments were made during the time of high stress during the Covid-19 pandemic and so may have supported these businesses at that time. The “Commercial, non-real estate” category increased in 2020 because of charge-downs taken on commercial leases during this period.
	Three Months Ended March 31,		As of December 31,
	2021	2020	2020	2019	2018
Allowances for loan losses to nonperforming loans	783.6%	643.3%	745.9%	409.3%	1994.3%
Net charge-offs to average loans outstanding by loan category
SBA	0.0%	1.3%	0.1%	0.5%	0.4%
Commercial, non-real estate	4.0%	0.0%	5.9%	2.0%	(0.1%)
Residential real estate	0.0%	0.0%	0.0%	0.0%	0.0%
Strategic Program loans	5.7%	10.2%	9.6%	11.4%	0.0%
Commercial real estate	0.0%	(0.5)%	(0.1%)	0.0%	0.0%
Consumer	0.1%	0.4%	0.3%	(0.4%)	0.5%
Interest-Bearing Deposits in Other Banks
Our interest-bearing deposits in other banks increased to $73.8 million at March 31, 2021 from $47.0 million at December 31, 2020 an increase of $26.8 million, or 57.1%. This increase was primarily due to the timing between when PPP loans are forgiven by the SBA and funds are paid to the PPPLF. Our interest-bearing deposits in other banks increased to $47.0 million at December 31, 2020 from $34.4 million at December 31, 2019, an increase of $12.6 million, or 36.7%. This increase was primarily due to the growth of the Company. Interest-bearing deposits in other banks have generally been the primary repository of the liquidity we use to fund our operations. Aside from minimal balances held with our correspondent banks, the majority of our interest-bearing deposits in other banks was held directly with the Federal Reserve.
Securities
We use our securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements.
We classify investment securities as either held-to-maturity or available-for-sale based on our intentions and the Company’s ability to hold such securities until maturity. In determining such classifications, securities that we have the positive intent and the ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders’ equity on an after-tax basis. For the year presented, all securities were classified as held-to-maturity.
The following tables summarize the contractual maturities and weighted average yields of investment securities at March 31, 2021 and the amortized cost and carrying value of those securities as of the indicated dates.
At March 31, 2021
	One Year or Less		After One to Five Years
($ in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Mortgage-backed securities	$—	—	$—	—

	At March 31, 2021				Total Amortized Cost
	After Five to Ten Years Weighted		After Ten Years Weighted
($ in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Mortgage-backed securities	$709	1.3%	$961	1.6%	$1,670
The weighted average yield of investment securities is the sum of all interest that the investments generate, divided by the sum of the book value.
There were no calls, sales or maturities of securities during the three months ended March 31, 2021 and the years ended December 31, 2020 and December 31, 2019.
At March 31, 2021, there were three securities, consisting of one collateralized mortgage obligation and two mortgage-backed securities, in gain positions for greater than 12 months. There were no unrealized losses as of March 31, 2021, December 31, 2020 and December 31, 2019.
Deposits
Deposits are the major source of funding for the Company, with the exception of the Company’s participation in the PPPLF, which added a significant amount of funding in 2020 (see discussion below in Liquidity and Capital Resources – Liquidity Management). We offer a variety of deposit products including interest and noninterest bearing demand accounts, money market and savings accounts and certificates of deposit, all of which we market at competitive pricing. We generate deposits from our customers on a relationship basis and through access to national Institutional and brokered deposit sources. We also generate deposits in relation to our Strategic Programs in the form of reserve accounts as discussed above. These deposits add an element of flexibility in that they tend to increase or decrease in relation to the size of or Strategic Program loan portfolio. In addition to the reserve account, some Strategic Program loan originators maintain operating deposit accounts with us.
The following table presents the end of period and average balances and for the periods indicated (average balances have been calculated using daily averages):
	For the Three Months Ended March 31, 2021		For the Years Ended December 31,
			2020		2019
($ in thousands)	Total	Percent	Total	Percent	Total	Percent
Period end:
Noninterest-bearing demand deposits	$100,809	53.5%	$88,067	53.5%	$53,290	37.5%
Interest-bearing deposits:
Demand	6,682	3.5%	6,095	3.7%	264	0.2%
Savings	6,882	3.7%	7,435	4.5%	5,380	3.8%
Money markets	17,582	9.3%	17,567	10.7%	17,064	12.0%
Time certificates of deposit	56,556	30.0%	45,312	27.6%	66,023	46.5%
Total period end deposits	$188,511	100.0%	$164,476	100.0%	$142,021	100.0%
Average:
Noninterest-bearing demand deposits	$89,111	52.2%	$80,537	49.2%	$41,866	36.5%
Interest-bearing deposits:
Demand	6,287	3.7%	3,237	2.0%	222	0.2%
Savings	6,851	4.0%	6,234	3.8%	4,762	4.2%
Money market	17,728	10.3%	16,327	9.9%	14,973	13.1%
Time certificates of deposit	50,888	29.8%	57,496	35.1%	52,691	46.0%
Total average deposits	170,865	100.0%	$163,831	100.0%	$114,514	100.0%
During 2021 and 2020, our focus was to continue to increase our core deposits and reduce reliance on Institutional Deposits and brokered deposits. For example, during 2020, we issued PPP loans resulting in many customers opening interest-bearing business checking accounts.
Our deposits increased to $188.5 million at March 31, 2021 from $164.5 million at December 31, 2020, an increase of $24.0 million, or 14.6%. This increase was primarily due to an increase in certificates of deposit. Our deposits increased to $164.5 million at December 31, 2020 from $142.0 million at December 31, 2019, an increase of $22.5 million, or 15.8%. This increase was primarily due to the growth of our customer base including with our Strategic Program service providers. Our noninterest-bearing deposits increased $34.8 million, or 65.3%, during this period, and our interest-bearing deposits decreased $12.3 million, or 13.9%, during the same period. The growth in deposits during 2020 was primarily in noninterest-bearing demand deposits.
As an FDIC-insured institution, our deposits are insured up to applicable limits by the DIF of the FDIC. The Dodd-Frank Act raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000. Our total uninsured deposits were $106.4 million, $92.2 million and $56.6 million for the three months ended March 31, 2021 and years ended December 31, 2020 and 2019, respectively. The maturity profile of our uninsured time deposits, those amounts that exceed the FDIC insurance limit, at March 31, 2021 is as follows:
($ in thousands)	Three months or less	More than three months to six months	More than six months to twelve months	More than twelve months	Total
Time deposits, uninsured	$64	$8	$499	$128	$699
Liquidity and Capital Resources
Liquidity Management
Liquidity management is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, the sale of loans, repayment of loans and net profits. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments, loan sales and security sales are greatly influenced by general interest rates, economic conditions, and competition.
Our primary source of funds to originate new loans (other than the PPPLF program used to fund PPP loans in 2020) is derived from deposits. Deposits are comprised of core and noncore deposits. We use brokered deposits and a rate listing service to advertise rates to banks, credit unions, and other institutional entities. We designate deposits obtained from this source as Institutional Deposits and consider them to be noncore deposits. To date, depositors of brokered and Institutional Deposits have been willing to place deposits with us at rates near the middle of the market. To attract deposits from local and nationwide consumer and commercial markets, we historically paid rates at the higher end of the market, which we have been able to pay due to our high margin and technology oriented business model. We utilize rate listing services and website advertising to attract deposits from consumer and commercial sources.
We regularly evaluate new, core deposit products and in 2020, we launched a deposit product targeted to the needs of our PPP borrowers. We intend to have various term offerings to match our funding needs. Plans for the second half of 2021 include marketing commercial checking accounts to selected business customers and expanded roll out of our deposit product targeted to the needs of our SBA borrowers. These accounts offer small business cash management tools including ACH and wire capabilities, competitive interest rates, and personalized customer support. The commercial checking account is expected to be a no-fee based account with emphasis on electronic banking. With no current plans to expand our brick-and-mortar branch network, online and mobile banking offers a means to meet customer needs and better efficiency through technology compared to traditional branch networks. We believe that the rise of mobile and online banking provides us the opportunity to further leverage the technological competency we have demonstrated in recent years.
We regularly adjust our investment in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management, funds management and liquidity policies. The objective of the liquidity policy is to reduce the risk to our earnings and capital arising from the inability to meet obligations in a timely manner. This entails ensuring sufficient funds are available at a reasonable cost to meet potential demands from both fund providers and borrowers. Liquid assets, defined as cash and due from banks and interest bearing deposits, were 22.5% of total assets at March 31, 2021.
We primarily utilize short-term and long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below. At March 31, 2021, we had the ability to access $1.7 million from the

Federal Reserve Bank’s Discount Window on a collateralized basis. Through Zions Bank, the Bank had an available unsecured line available of $1.0 million. The Bank had an available unsecured line of credit with Bankers’ Bank of the West to borrow up to $1.05 million in overnight funds. We also maintain a $4.3 million line of credit with Federal Home Loan Bank, secured by specific pledged loans. We had no outstanding balances on the unsecured or secured lines of credit as of March 31, 2021. In long term borrowings, we had $79.7 million outstanding at March 31, 2021 related to the PPPLF. The PPPLF is secured by pledged PPP loans.
Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At March 31, 2021, liquid assets (defined as cash and due from banks and interest bearing deposits), consisting of cash and due from banks, totaled $74.2 million. We believe that our liquid assets combined with the available lines of credit provide adequate liquidity to meet our current financial obligations for at least the next 12 months.
Capital Resources
Shareholders’ equity increased $6.4 million to $52.3 million at March 31, 2021 compared to $45.9 million at December 31, 2020. The increase in shareholders’ equity was due primarily to net income for the three months ended March 31, 2021, which amounted to $5.3 million and an increase in additional paid-in capital of $1.1 million. Stock options exercised, and stock-based compensation increased additional paid-in capital aggregately by approximately $1.1 million.
Shareholders’ equity increased $12.8 million to $45.9 million at December 31, 2020 compared to $33.1 million at December 31, 2019. The increase in shareholders’ equity was due primarily to net income for the year ended December 31, 2020, which amounted to $11.2 million and an increase in additional paid-in capital of $1.6 million. Stock options exercised, warrants issued to BFG, and stock-based compensation increased additional paid-in capital aggregately by approximately $1.9 million. This increase was partially offset by $0.3 million, or 14,033 shares, repurchased and retired during the year ended December 31, 2020.
Shareholders’ equity increased $13.9 million to $33.1 million at December 31, 2019 compared to $19.2 million at December 31, 2018. The increase in shareholders’ equity was due primarily to net income for the year ended December 31, 2019, which amounted to $9.7 million and an increase in additional paid-in capital of $ 4.2 million. The acquisition of our interest in BFG, stock options exercised, shares issued as compensation, shares issued in lieu of cash bonus, and stock-based compensation increased additional paid-in capital aggregately by approximately $5.6 million. This increase was partially offset by $1.4 million, or 65,872 shares, repurchased and retired during the year ended December 31, 2019.
We use several indicators of capital strength. The most commonly used measure is average common equity to average assets, which was 15.2%, 16.0%, 17.8% and 16.7% at March 31, 2021, December 31, 2020, 2019 and 2018, respectively.
Our return on average equity was 43.1%, 28.4%, 36.9% and 26.6% for the three months ended March 31, 2021 and years ended December 31, 2020, 2019 and 2018, respectively. Our return on average assets was 6.5%, 4.5%, 6.6% and 4.5% for the three months ended March 31, 2021, and years ended December 31, 2020, 2019 and 2018, respectively.
We seek to maintain adequate capital to support anticipated asset growth, operating needs and unexpected risks, and to ensure that we are in compliance with all current and anticipated regulatory capital guidelines. Our primary sources of new capital include retained earnings and proceeds from the sale and issuance of capital stock or other securities. To date, we have primarily employed a self-funding capital model, but have also raised private common equity capital at various times since inception. Expected future use or activities for which capital may be set aside include balance sheet growth and associated relative increases in market or credit exposure, investment activity, potential product and business expansions, acquisitions and strategic or infrastructure investments.
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Under the prompt corrective action rules, an institution is deemed “well capitalized” if its Tier 1 leverage ratio, Common Equity Tier 1 ratio, Tier 1 Capital ratio, and Total Capital ratio meet or exceed 5%, 6.5%, 8%, and 10%, respectively. On September 17, 2019, the federal banking agencies jointly finalized a rule intending to simplify the regulatory capital requirements described above for qualifying community banking organizations that opt into the Community Bank Leverage Ratio framework, as required by Section 201 of the Regulatory Relief Act. The Bank has elected to opt into the Community Bank Leverage Ratio framework starting in 2020. Under these new capital requirements, as temporarily amended by Section 4012 of the CARES Act, the Bank must maintain a leverage ratio greater than 8% for 2020. See these changes more fully discussed under “Supervision and Regulation—The Regulatory Relief Act.”
As of March 31, 2021, December 31, 2020 and 2019, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification we believe have changed the Bank’s category). The following table sets forth the actual capital amounts and ratios for the Bank and the minimum ratio and amount of capital required to be categorized as well-capitalized and adequately capitalized as of the dates indicated.
The following table presents the regulatory capital ratios for the Bank as of the dates indicated:
	March 31,		December 31,			Well- Capitalized Requirement
Capital Ratios	2021	2020	2020	2019	2018
Leverage Ratio (under CBLR)	19.4%	16.2%	16.6%	—	—	8.0%
Tier 1 leverage ratio	—	—	—	16.2%	15.7%	5.0%
Tier 1 risk-based capital ratio	—	—	—	19.3%	19.4%	8.0%
Total risk-based capital ratio	—	—	—	20.5%	20.6%	10.0%
Common equity Tier 1	—	—	—	19.3%	19.4%	6.5%
Contractual Obligations
We have contractual obligations to make future payments on debt and lease agreements. While our liquidity monitoring and management consider both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations and summarizes our contractual obligations as of March 31, 2021.
($ in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
Contractual Obligations
Deposits without stated maturity	$107,491	$107,491	$—	$—	$—
Time deposits	56,556	19,001	26,731	10,824	—
Long term borrowings(1)	79,704	—	79,078	626	—
Operating lease obligations	623	363	210	50	—
Total	$244,374	$126,855	$106,019	$11,500	$—
(1)	Balances in this category pertain to the PPPLF and are fully-collateralized with PPP loans
Off-Balance Sheet Items
In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated statements of financial condition. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit, which involves, to varying degrees, elements of credit risk and interest rate risk exceeding the amounts recognized in our consolidated statements of financial condition. Our exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments. We are not aware of any accounting loss to be incurred by funding these commitments; if required, we would maintain an allowance for off-balance sheet credit risk which would be recorded in other liabilities on the consolidated balance sheets.

Our commitments to extend credit as of the dates indicated are summarized below. Since commitments associated with commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.
	March 31, 2021	As of December 31,
($ in thousands)		2020	2019
Revolving, open-end lines of credit	$1,482	$757	$1,157
Commercial real estate	15,585	14,468	12,577
Other unused commitments	902	928	321
Total commitments	$17,969	$16,153	$14,055
Interest Rate Sensitivity and Market Risk
Interest rate risk is a significant market risk and can result from timing and volume differences in the repricing of our rate-sensitive assets and liabilities, widening or tightening of credit spreads, changes in the general level of market interest rates and changes in the shape and level of market yield curves. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Management of interest rate risk is carried out primarily through strategies involving our loan portfolio and available funding sources.
We have a total one-year cumulative gap in rate sensitive assets and rate sensitive liabilities of $183 million and $274 million as of March 31, 2021 and December 31, 2020, respectively, indicating that, overall, our assets will reprice before our liabilities.
We have an Asset/Liability Committee comprised of select members of management to communicate, coordinate and control all aspects involving interest rate risk management. The Asset/Liability Committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals. The Asset/Liability Committee reports such results to our Board of Directors on a monthly basis. Adherence to relevant policies is monitored on an ongoing basis by the Asset/Liability Committee.
The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. We analyze our interest rate sensitivity position to manage the risk associated with interest rate movements through the use of two simulation models: economic value of equity, or EVE, and net interest income, or NII, simulations. The EVE simulation provides a long-term view of interest rate risk because it analyzes all of the Bank’s future cash flows. EVE is defined as the present value of the Bank’s assets, less the present value of its liabilities, adjusted for any off-balance sheet items. The results show a theoretical change in the economic value of our shareholders’ equity as interest rates change.
EVE and NII simulations are completed quarterly and presented to the Asset/Liability Committee. The simulations provide an estimate of the impact of changes in interest rates on equity and net interest income under a range of assumptions. The numerous assumptions used in the simulation process are reviewed by the Asset/Liability Committee on a quarterly basis. Changes to these assumptions can significantly affect the results of the simulation. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates. The simulation analysis incorporates management’s current assessment of the risk that pricing margins will change adversely over time due to competition or other factors.
Simulation analysis is only an estimate of our interest rate risk exposure at a particular point in time. We continually review the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.
The table below sets forth an approximation of our NII sensitivity exposure as of the periods ended March 31, 2021, December 31, 2020 and 2019 and our EVE sensitivity at March 31, 2021, December 31, 2020, and 2019. The simulation uses projected repricing of assets and liabilities each date on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rates can have a significant impact on interest income simulation. Because of the large percentage of variable rate loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. Our prepayment speeds react differently in a rising rate environment. Generally, when interest rates rise, our prepayments tend to increase. In a rising rate environment, our quarterly adjustable borrowers seek to fix their payments so the loans prepay faster as borrowers refinance into fixed rate products, often with another lender. When interest rates fall, prepayments tend to slow down. Our asset sensitivity would be reduced if prepayments slow and vice versa.
Many assumptions are used to calculate the impact of interest rate fluctuations on our net interest income, such as asset prepayments, non-maturity deposit price sensitivity and decay rates, and key rate drivers. Because of the inherent use of these estimates and assumptions in the model, our actual results may, and most likely will, differ from our static IRR results. In addition, static IRR results do not include actions that we may undertake to manage the risks in response to anticipated changes in interest rates or client behavior. For example, as part of our asset/liability management strategy, we can increase asset duration and decrease liability duration to reduce asset sensitivity, or to decrease asset duration and increase liability duration in order to increase asset sensitivity. The following table summarizes the results of our IRR analysis in simulating the change in net interest income over a 12-month horizon as of March 31, 2021, December 31, 2020 and December 31, 2019:
Change in interest rates	+300 bp	+200 bp	+100 bp	0 bp	—100 bp	—200 bp
March 31, 2021	4.1%	1.6%	(0.8%)	(3.2%)	(4.7%)	(6.2%)
December 31, 2020	3.2%	0.6%	(1.8%)	(4.1%)	(5.6%)	(7.1%)
December 31, 2019	(0.6%)	(1.4%)	(2.2%)	(3.6%)	(3.9%)	(4.1%)
Rates are increased or decreased evenly over the 12-month time horizon. The results show that we are asset sensitive and that net interest income will increase as rates rise, and will decrease as rates decline. Interest rates do not normally move all at once or evenly over time, but we believe that the analysis is useful to understanding the potential direction and magnitude of net interest income changes due to changing interest rates.
The following table illustrates the results of our IRR analysis in simulating the change in fair value of equity as of March 31, 2021, December 31, 2020 and December 31, 2019.
Change in interest rates	+400 bp	+300 bp	+200 bp	+100 bp	—100 bp	—200 bp
March 31, 2021	49.0%	33.2%	22.5%	12.5%	4.9%	8.1%
December 31, 2020	24.8%	16.5%	10.9%	5.7%	0.9%	2.7%
December 31, 2019	25.5%	18.2%	13.6%	10.8%	(2.0%)	(5.5%)
The EVE analysis shows that we would theoretically gain market value in a rising rate environment. This is primarily due to the projected increase in the market value of our liabilities exceeding the projected decrease in the market value of our assets in that environment.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.
Accounting policies, as described in detail in the notes to our consolidated financial statements, included elsewhere in this prospectus, are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, which are likely to occur from period to period, or use of different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.
The JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.
The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments.
Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loans that are deemed to be uncollectible are charged off and deducted from the allowance for loan losses. The provision for loan losses and recoveries on loans previously charged off are credited to the allowance for loan losses. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs and classified as impaired.
The general component covers loans that are collectively evaluated for impairment and loans that are not individually identified for impairment evaluation. The general component is based on historical loss experience adjusted for current factors and includes actual loss history experienced for the preceding three fiscal years and the interim period for the current fiscal year. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio type. These economic factors include consideration of the following: levels and trends in delinquencies and impaired loans (including TDRs); levels and trends in charge-offs and recoveries, trends in volumes and terms of loans; migration of loans to the classification of special mention, substandard, or doubtful; effects of any change in risk selection and underwriting standards; other changes in lending policies and procedures; national and local economic trends and conditions; and effects of changes in credit concentrations.
We estimate the allowance balance required using past loan loss experience, current economic conditions, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Amounts are charged off when available information confirms that specific loans, or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each group of loans. We group loans into different categories based on loan type to determine the appropriate allowance for each loan group.
The Company places loans on a nonaccrual status when: (1) payment is in default for 90 days or more unless the loan is well secured and in the process of collection; or (2) full repayment of principal and interest is not foreseen. When a loan is placed on nonaccrual status, all accrued and uncollected interest on that loan is reversed. Past-due interest received on nonaccrual loans is not recognized in interest income but is applied as a reduction of the outstanding principal of the loan consistent with the accounting for impaired loans. A loan is relieved of its nonaccrual status when all principal and interest payments are brought current, the loan is well secured, and an analysis of the borrower’s financial condition provides reasonable assurance that the borrower can repay the loan as scheduled.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. Impairment is evaluated in total for smaller-balance loans of similar nature, such as Strategic Program loans, and on an individual loan basis for commercial real estate secured and SBA and commercial non-real estate and consumer loans. If a loan or pool of loans is impaired, a portion of the allowance is allocated so that the loan or pool of loans is reported, net of the present value of estimated future cash flows using the loan’s original effective rate or at the fair value of collateral less estimated costs to sell if repayment is expected solely from the collateral. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. We considered the significance of payment delays on a case by case basis, taking into consideration all the circumstances of the loan and borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, the amount of the shortfall in relation to principal and interest owed.
Loans are reported as TDRs when the Company grants concessions to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest, extending the maturity date, or providing a lower interest rate than would be normally available for a transaction of similar risk. Because of these concessions, restructured loans are impaired as the Company will not collect all amounts due, both principal and interest, in accordance with the terms of the original loan agreement. TDRs are individually evaluated for impairment and included in separately identified impairment disclosures. TDRs are measured at the present value of estimated cash flows using the loan’s effective rate at inception. If a TDR is determined to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determined the amount of the allowance on the loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired. The Company incorporates recent historical experience related to TDRs, including the performance of TDRs that subsequently defaulted, into the allowance calculation by loan portfolio category.
TDRs may be classified as either accrual or nonaccrual loans. A loan on nonaccrual status and restructured as a TDR will remain on nonaccrual status until the borrower has proven the ability to perform under the modified structure for a minimum of six months, and there is evidence that such payments can and are likely to continue as agreed. Performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of restructuring or after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.
See our consolidated financial statements included elsewhere in this prospectus and “—Financial Condition—Allowance for Loan Losses” for more information.
Fair Value Measurement. The Company measures and presents fair values in accordance with FASB ASC Topic 820, Fair Value Measurement, that defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. This standard establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2—Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3—Significant unobservable inputs that reflect a Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
See our consolidated financial statements included elsewhere in this prospectus for more information on our fair value measurements.
Stock-based Compensation. Our historical and outstanding stock-based compensation awards are described in Note 10 in our annual consolidated financial statements included elsewhere in this prospectus.
We record stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”), and recognize stock-based compensation expense in the period in which an employee or non-employee is required to provide service, which is generally over the vesting period of the individual stock-based payment award. Compensation expense for awards is recognized over the requisite service period on a straight-line basis and we account for forfeitures as they occur. We classify our awards as equity awards and these awards are valued as of the grant date based upon the underlying stock price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends.
The determination of the grant date fair value using an option pricing model is affected principally by our estimated fair value of our common stock and requires us to make a number of other assumptions, including the expected term of the award, the expected volatility of the underlying shares, the risk-free interest rate and the expected dividend yield. The assumptions used in our Black-Scholes option-pricing model represent management’s best estimates at the time of measurement. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:
•
Expected Term. The expected term represents the period that our awards are expected to be outstanding. We calculated the expected term using a permitted simplified method, which is based on the vesting period and contractual term for each tranche of awards.

•
Expected Volatility. The expected volatility was based on the historical share volatility of several comparable publicly traded companies over a period of time equal to the expected term of the awards, as we do not have any trading history to use the volatility of our own common shares. The comparable companies were chosen based on their size, stage in life cycle and area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

•	Risk-Free Interest Rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life.
•	Expected Dividend Yield. We have not paid dividends on our common shares nor do we expect to pay dividends in the foreseeable future. Therefore, we used an expected dividend yield of zero.
Fair Value of Common Stock
There has been no public market for our common shares to date. As such, the estimated fair value of our common shares has been determined at each grant date by our board of directors, with input from management, based on the information known to us on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of our common shares. As part of these fair value determinations, our board of directors obtained and considered valuation reports prepared by a third-party valuation firm in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
In estimating the fair value of our common shares prior to this offering, multiple factors were considered in selecting an appropriate valuation approach, including, without limitation: (i) does the valuation method reflect our going-concern and/or expected time to liquidity status; (ii) does the valuation method assign value to the junior instruments, unless a future exit scenario is being analyzed whereby no cash is being distributed to the junior instruments based on equity class-specific rights; and (iii) is the method appropriate based on our stage of development at the date of the valuation. The valuation method evaluated and utilized, as appropriate, was the Option Pricing Method, or OPM. The OPM is a forward-looking method that considers our current equity value and was used to allocate our total equity value between common stock and stock options granted considering a continuous distribution of outcomes, rather than focusing on distinct future scenarios.
We estimated fair value of our common shares using the OPM given the uncertainty associated with both the timing and type of any future exit scenario and applied an Income Approach and Market Approach. The Income Approach attempts to value an asset or security by estimating the present value of the future economic benefits it is expected to produce. These benefits can include earnings, cost savings, tax deductions, and disposition proceeds from the asset. An indication of value may be developed in this approach by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation over the holding period, and the risks associated with realizing the cash flows in the amounts and at the times projected. The discount rate selected is typically based on rates of return available from alternative investments of similar type and quality as of the valuation date. The most commonly employed income approach to valuation is the discounted cash flow analysis. The Market Approach estimates the value of an asset or security by examining observable market values for similar assets or securities. Sales and offering prices for comparable assets are adjusted to reflect differences between the asset being valued and the comparable assets, such as, location, time and terms of sale, utility, and physical characteristics. When applied to the valuation of equity, the analysis may include consideration of the financial condition and operating performance of the company being valued relative to those of publicly traded companies or to those of companies acquired in a single transaction, which operate in the same or similar lines of business.

The OPM uses option theory to value securities in light of their respective claims to the enterprise value. Total equity value is allocated based upon a series of call options with strike prices at various value levels depending upon the rights and preferences of type of outstanding share. While the OPM is capable of allocating value across distinct share classes, because we have only a single class of stock, the OPM applied was utilized only to estimate the value allocable between common stock and stock options granted. A Black-Scholes closed form option pricing model is typically employed in this analysis, with an option term assumption that is consistent with expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.
When estimating our total equity value, we applied both an Income Approach and Market Approach and weighted the results evenly. The Income Approach utilized discounted cash flows using forecasted assumptions of operating income and a discount rate based on the cost of equity. The Market Approach was applied considering a set of guideline comparable companies, known as the Guideline Publicly-Traded Companies Method, or GPTCM. Under the GPTCM, valuation multiples were calculated from the market data and operating metrics of the guideline companies. The selected multiples were evaluated and adjusted based on the characteristics of the Company relative to the comparable companies being analyzed. The selected multiples were ultimately applied to our operating metrics to calculate indications of value. A discount for lack of marketability, or DLOM, was also then applied.
We considered various objective and subjective factors to estimate the fair value of the Company’s equity price per share of each grant date, including the value estimated by a third-party valuation firm. The factors considered by the third-party valuation firm and our board of directors included the following:
•	Our financial performance, capital structure and stage of development;
•	Our management team and business strategy;
•	External market conditions affecting our industry, including competition and regulatory landscape;
•	Our financial position and forecasted operating results;
•	The lack of an active public or private market for our equity shares;
•	Historical discussions we have had with potential private investors;
•	The likelihood of achieving a liquidity event, such as a sale of the Company or an initial public offering of our equity shares; and
•	Market performance analyses, including with respect to share price valuation, of similar companies in our industry.
Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between the assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common shares.
Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for stock-based awards we may grant, as the fair value of our common stock will be determined based on the closing price of our common stock as reported on the date of grant.
Impact of Inflation
Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.
Unlike many industrial companies, substantially all our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Recently Issued Accounting Pronouncements
See our consolidated financial statements included elsewhere in this prospectus for a full description of recent accounting pronouncements, including the respective expected dates of adoption and anticipated effects on our results of operations and financial condition.

MANAGEMENT
General
We have a seasoned executive management team and board of directors. Our executive management team has over 145 combined years of financial services experience, including extensive experience in the commercial banking industry.
Our board of directors is currently composed of nine members and is divided into three classes of directors serving staggered three-year terms. Elected directors hold office until the annual meeting of shareholders three years following their election, their successors are elected and qualified, or until such director’s earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.
Board of Directors
The following table sets forth certain information regarding our board directors, and positions they hold at the Company and the Bank, if any, as of March 31, 2021.
Name	Age	Position with the Company	Company Director Since	Bank Director Since
Russell F. Healey, Jr.	72	Chairman of the Board	2003	2003
Howard I. Reynolds	64	Vice Chairman of the Board	2002	1999
Kent Landvatter	66	President, Chief Executive Officer and Director	2010	2010
James N. Giordano	63	Director	2017	2017
Thomas E. Gibson, Jr.	71	Director	2015	2015
Lisa Ann Nievaard	52	Director	2020	2020
Alan Weichselbaum(1)	57	Director	2015	2015
Jeana Hutchings	56	Director	2020	2020
Gerald E. Cunningham	63	Director	2002	1999
(1)	Alan Weichselbaum resigned from our board of directors on May 7, 2021.
The board of directors oversees our business and monitors the performance of management. In accordance with corporate governance principles, the independent members of the board do not involve themselves in day-to-day operations. The directors keep themselves informed through, among other things, discussions with the Chief Executive Officer, other key executives and our principal outside advisors (legal counsel, outside auditors, and other consultants), by reading reports and other materials that we send them and by participating in board and committee meetings.
Pursuant to our Articles and Bylaws, our board of directors is authorized to have up to nine members, and is currently comprised of nine members. The exact number of directors may be fixed from time to time by resolution of our board.
As discussed in greater detail below, our board of directors has affirmatively determined that eight of our nine current directors qualify as independent directors based upon the rules of the NASDAQ and the SEC. There are no current arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director. Furthermore, no director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers. A brief description of the background of each of our directors together with the experience, qualifications, attributes or skills that caused our board of directors to determine that the individual should serve as a director is set forth below. Unless otherwise indicated, directors have held their positions for the past five years.
Russell F. Healey, Jr. Mr. Healey was appointed to our board of directors in April 2003. He serves as the Chairman of the board of directors of the Company, a position he has held since October 2010. Mr. Healey served from April 1993 to September 2010 as the Chief Financial Officer and Chief Operating Officer of Feature Films for Families and is the sole owner and operator of The Healey Company which manages over $100 million in real estate assets. He also served as the director of real estate and development of the Challenger School Foundation. During that time he supervised the construction of over $60 million in buildings and remodeling projects. Mr. Healey received his Master of Finance summa cum laude from the University of Utah in 1980. As a result of these and other professional experiences, we believe Mr. Healey possesses knowledge and experience regarding banking, finance and general business that strengthen our board of directors’ collective qualifications, skills and experience.
Howard I. Reynolds. Mr. Reynolds was one of the founding investors of the Bank in 1999. He served as the Chairman of the Bank’s board of directors for the first 10 years and of the Company since its inception in 2003. He currently serves as the Vice Chairman. Mr. Reynolds has extensive experience working with multiple companies negotiating long term contracts, including serving from 1990 to 2017 as the Chief Operating Officer of Pride Transport Inc., a common carrier of temperature controlled commodities. In September 2020, he became a founding investor of Element Solar Energy. As a result of these and other professional experiences, we believe Mr. Reynolds possesses knowledge and experience regarding banking, finance and general business that strengthen our board of directors’ collective qualifications, skills and experience.
Kent Landvatter. Mr. Landvatter joined the Company and the Bank in September 2010 as the President, Chief Executive Officer. Mr. Landvatter has over 40 years of financial services and banking experience, including experience with distressed banks and serving as the president of two de novo banks, Comenity Capital Bank and Goldman Sachs Bank, USA. Mr. Landvatter received his Bachelor of Science and his Master of Business Administration from University of Utah. As a result of these and other professional experiences, we believe Mr. Landvatter possesses knowledge and experience regarding banking, finance and general business that strengthen our board of directors’ collective qualifications, skills and experience.
James Giordano. Mr. Giordano was appointed to our board of directors in June 2017. He started his career on Wall Street where he had worked for 17 years in both institutional and retail trading and sales. He led the team that was responsible for pricing and selling, and later trading in over 100 initial public offering transactions. He is one of the pioneers in the litigation finance industry and a founder of American Legal Finance Association. Mr. Giordano currently serves as the Chief Executive Officer of Cambridge Medical Funding Group LLC and Care Cap Plus LLC, a financial technology company that has developed innovative models in the medical finance payment industry and has been involved in medical finance for over 15 years. Mr. Giordano received Bachelor of Arts in Biology from Harvard College. As a result of these and other professional experiences, we believe Mr. Giordano possesses knowledge and experience regarding banking, finance and general business that strengthen our board of directors’ collective qualifications, skills and experience.
Thomas E. Gibson, Jr. Mr. Gibson was appointed to our board of directors in May 2015. He has 22 years of military service and specialized in shipboard and shore logistics and finance. He joined the Utah Department of Financial Institutions in 1998 as a Bank and Credit Union Examiner. Mr. Gibson completed 34 National Credit Union Administration (NCUA), National Association of State Credit Union Supervisors (NASCUS), Federal Deposit Insurance Corporation (FDIC), Federal Reserve Bank (FRB), and Conference of State Bank Supervisors (CSBS) professional examination schools in Compliance, Asset Liability Management, Investments, Credit Evaluation, Residential Mortgage Lending, Problem Banks, and Bank Secrecy Act/Anti-Money Laundering (BSA/AML) from 1998 to 2012. He was the resident co-examiner-in-charge for UBS Industrial Bank, Salt Lake City, Utah from 2008 to 2011. Mr. Gibson retired from the Utah Department of Financial Institutions in 2012 as a Senior Examiner. Mr. Gibson received his Bachelor’s Degree in Education from the University of Central Oklahoma and his Master’s Degree in National Security and Strategic Studies from the Naval War College. As a result of these and other professional experiences, we believe Mr. Gibson possesses knowledge and experience regarding banking, finance and general business that strengthen our board of directors’ collective qualifications, skills and experience.
Lisa Ann Nievaard. Ms. Nievaard was appointed to our board of directors in July 2020. Ms. Nievaard has over 20 years of experience in strategic marketplace planning, operations management and brand development. Ms. Nievaard started with Coca-Cola in 2001 and currently serves as the general manager of franchise leadership at Coca-Cola North America, where she collaborates with multiple bottling partners to develop and execute long-term sustainable growth plans to increase franchise value and shareholder value. Prior to joining Coca-Cola, Ms. Nievaard worked in brand strategy and media management. Ms. Nievaard received her degree in Marketing and Business Management from Brigham Young University. As a result of these and other professional experiences, we believe Ms. Nievaard possesses knowledge and experience regarding general business that strengthen our board of directors’ collective qualifications, skills and experience.
Jeana Hutchings. Ms. Hutchings was appointed to our board of directors in October 2020. Ms. Hutchings began her career as a registered nurse, working in hospitals as well as certain other areas of healthcare industry, including insurance company operations and sales. She started at Diversified Insurance Group in 2003 and became a partner in 2006, successfully growing the employee benefits division from $1.5 million to a $9.5 million benefits practice today. She specializes in alternative financing strategies for businesses trying to manage increasing healthcare costs. Ms. Hutchings received her degree in nursing from the University of Utah. As a result of these and other professional experiences, we believe Ms. Hutchings possesses knowledge and experience regarding finance and general business that strengthen our board of directors’ collective qualifications, skills and experience.
Gerald E. Cunningham. Mr. Cunningham was one of the founding investors of the Bank in 1999. He has served as a director on the Bank’s board of directors since its inception in 1999 and on the Company’s board of directors since its inception in 2003. Mr. Cunningham has a background in business management, credit, finance and commercial and residential real estate construction. He owned Stonewood Inc., a commercial and residential construction firm from 1995 to 2020. He joined Goldcrest Homes as their Purchasing Manager in October 2020. As a result of these and other professional experiences, we believe Mr. Cunningham possesses knowledge and experience regarding banking, finance and general business that strengthen our board of directors’ collective qualifications, skills and experience.
Executive Officers
The following table sets forth certain information regarding the Company’s and the Bank’s executive officers, including their names, ages as of March 31, 2021, and positions:
Name	Age	Position with the Company	Position with the Bank
Kent Landvatter	66	Chief Executive Officer and President	Chief Executive Officer and President
Javvis Jacobson	49	Chief Financial Officer and Executive Vice President	Chief Financial Officer and Executive Vice President
James Noone	42	None	Chief Credit Officer and Executive Vice President
Dawn Cannon	43	None	Chief Operating Officer and Executive Vice President
David Tilis	37	None	Chief Strategy Officer and Senior Vice President
Rachel Hadley	39	None	Chief Regulatory Compliance Officer and Senior Vice President
Suzanne Musgrow	48	None	Chief Risk Officer and Senior Vice President
The following is a brief description of the background of each of our executive officers discussed above. No executive officer has any family relationship with any other executive officer or any of our current directors.
Kent Landvatter. See above.
Javvis Jacobson. Mr. Jacobson joined the Company and the Bank in March 2015 as the Executive Vice President and Chief Financial Officer. Mr. Jacobson has over 20 years of financial services experience, including at Deloitte, where he served for several years managing audits of financial institutions. Mr. Jacobson also served for several years as the Chief Financial Officer of Beehive Credit Union with over $190 million in assets.
James Noone. Mr. Noone joined the Bank in February 2018 and was named Executive Vice President and Chief Credit Officer in June 2018. Mr. Noone has 20 years of financial services experience including commercial and investment banking as well as private equity. Prior to joining the Bank, Mr. Noone served as Executive Vice President of Prudent Lenders, an SBA service provider from 2012 to 2018.
Dawn Cannon. Ms. Cannon joined the Bank in March 2020 as the Senior Operating Officer and was named Executive Vice President and Chief Operating Officer in July 2020. Ms. Cannon has over 17 years of banking experience, including serving as the Executive Vice President of Operations of EnerBank, an industrial bank that focused on lending programs similar to our POS lending program, where she was instrumental in building it from 23 to 285 full time employees and from $10 million to $1.4 billion in total assets.

David Tilis. Mr. Tilis joined the Bank in March 2016 a Vice President and Director of Specialty Lending and now serves as the Chief Strategy Officer and Senior Vice President. His primary focus is financial technology and our Strategic Programs. Mr. Tilis has over 15 years of financial services experience, including serving as a Vice President of Cross River Bank.
Suzanne Musgrow. Ms. Musgrow joined the Bank in December 2016 and now serves as a Senior Vice President and the Chief Risk Officer. Ms. Musgrow has over 20 years of banking experience in the areas of credit, compliance and operations. Prior to joining the Bank, Ms. Musgrow served as Compliance Officer at First Electronic Bank from September 2015 to December 2016.
Rachael Hadley. Ms. Hadley joined the Bank in September 2016 and now serves as a Senior Vice President and the Chief Regulatory Compliance Officer. Ms. Hadley has over 15 years legal and banking experience. Prior to joining the Bank, Ms. Hadley served as Compliance Manager at First Electronic Bank from November 2014 to September 2016.
Corporate Governance Principles and Board Matters
Corporate Governance Guidelines. We are committed to sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines, which will become effective upon completion of this offering and set forth the framework within which our board of directors, assisted by the committees of our board of directors, directs the affairs of our organization. The Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, committees of our board of directors and selection of new directors. Upon completion of this offering, our Corporate Governance Guidelines will be available on our website at www.finwisebancorp.com under the “Investor Relations” tab.
Director Qualifications. We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skill set, specific business background and global or international experience in the context of our needs and those of the board of directors.
Director Independence. We have applied to list our common stock on the NASDAQ Global Market and, upon successful listing, we will be required to comply with the rules of the NASDAQ Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of the NASDAQ, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ, as well as those of the SEC, impose several other requirements with respect to the independence of our directors.
Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ and the SEC. Applying these standards, our board of directors has affirmatively determined that seven directors are “independent directors” under the applicable rules of the NASDAQ and the SEC. We have determined that one director, Kent Landvatter, does not qualify as an independent director because he is an executive officer of both the Company and the Bank.
Election of Directors. In accordance with the terms of our Articles, our board of directors is elected by our shareholders on a staggered basis at each annual shareholders’ meeting for a term of three-years and until their successors are elected and qualified, or until such director’s earlier death, resignation or removal.
Leadership Structure. The boards of directors of the Company and the Bank have 12 regularly scheduled meetings per year.
Our board of directors does not have a formal policy requiring the separation of the roles of Chief Executive Officer and Chairman of the Board. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the Nominating and Corporate Governance Committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the Board, with Kent Landvatter serving as our Chief Executive Officer and Russell F. Healey, Jr. as Chairman of the Board, reinforcing the leadership role of our board of directors in its oversight of our business and affairs.
Code of Business Conduct and Ethics. Our board of directors has adopted a Code of Business Conduct and Ethics, to become effective upon the closing of this offering, that will apply to all our directors and employees. This code provides fundamental ethical principles to which these individuals are expected to adhere and will operate as a tool to help our directors, officers and employees understand the high ethical standards required for employment by, or association with, our Company. Our Code of Business Conduct and Ethics, upon the completion of this offering, will be available on our website at www.finwisebancorp.com under the “Investor Relations” tab. We expect that any amendments to our Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by NASDAQ rules or the SEC, including by filing a Current Report on Form 8-K.
Compensation Committee Interlocks and Insider Participation. Upon completion of this offering, none of the members of our Compensation Committee will be or will have been one of our officers or employees. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.
Risk Management and Oversight. Our board of directors oversees our risk management process, which is a company-wide approach to risk management that is carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk within their specific area of concern. Our board of directors monitors capital adequacy in relation to risk. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.
Board Committees
Our board of directors has established standing committees to assist the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. In addition, the Bank has formed the same corresponding committees that perform the same functions for the Bank that our committees perform for the Company. The Bank has separately formed a loan committee and a compliance committee.
Audit Committee. The members of our Audit Committee are Howard Reynolds (Chairman), Russell F. Healey, Jr., Gerald E. Cunningham, and Tom Gibson. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that (1) each of the members of our Audit Committee is an “independent director” under the Nasdaq Global Market rules, (2) each of the members satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) each of the members can read and understand fundamental financial statements. In addition, our board of directors has determined that Mr. Healey is a financial expert and has the financial sophistication required by the rules of the Nasdaq Global Market due to his experience and background. Our board of directors has also determined that Mr. Healey qualifies as an “audit committee financial expert” under the rules and regulations of the SEC.
The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and, in that regard, assists the board of directors in its oversight of the integrity of our financial statements, the selection, engagement, management and performance of our independent auditor that audits and reports on our consolidated financial statements, the performance of our internal audit function, the review of reports of bank regulatory agencies, monitoring management’s compliance with the recommendations contained in those reports and our compliance with legal and regulatory requirements related to our financial statements and reporting. Among other things, our Audit Committee has responsibility for:
•	overseeing the quality and integrity of the Company’s financial reporting processes, financial statements, and systems of internal accounting and financial controls;

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overseeing the annual independent audit of the Company’s financial statements and internal control over the Bank’s financial reporting, and selecting and reviewing the performance of our independent auditor and approving, in advance, all engagements and fee arrangements;

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reviewing reports from the independent auditor, at least annually, regarding its internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by governmental or professional authorities, and any steps taken to deal with such issues and obtaining and reviewing each inspection report issued by the PCAOB;

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reviewing the independence of our independent auditor and setting policies for hiring employees or former employees of our independent auditor and for audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

•	resolving any disagreements regarding financial reporting between management and the independent auditor;
•	overseeing and evaluating the performance of our internal audit function and review;
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reviewing operating and control issues identified in internal audit reports, management letters, examination reports of regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

•	meeting with management and the independent auditor to review the effectiveness of our system of internal controls and internal audit procedures, and to address any deficiencies in such procedures;
•	monitoring management’s compliance with all applicable laws, rules and regulations;
•	reviewing our earnings releases and reports filed with the SEC;
•	preparing the Audit Committee report required to be included in the proxy statement relating to our annual meeting of shareholders;
•	reviewing the adequacy and effectiveness of our accounting and financial controls, including guidelines and policies for assessing and managing our risk exposure;
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establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors;
•	reviewing and approving or ratifying all related party transactions in accordance with our policies and procedures;
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reviewing reports and recommendations provided by senior management or third party consultants retained by the committee related to the Company’s financial, operational, credit, strategic, market, investment, liquidity, reputational and compliance risks;

•	reviewing significant aggregate risk concentrations and other escalations, and approving significant corrective actions recommended by senior management;
•	conducting an annual evaluation of the performance of the Audit Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and
•	handling such other matters as are specifically delegated to the Audit Committee by our board of directors from time to time.
Our Audit Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee will be available on our website at www.allwestbancorp.com under the “Investor Relations” tab upon completion of this offering.

Compensation Committee. The members of our Compensation Committee are Russell F. Healey, Jr., Compensation Committee Chairman, Howard Reynolds, James Giordano, and Gerald E. Cunningham. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an “independent director” under the NASDAQ rules.
Our board has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act.
The Compensation Committee assists the board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure meets our corporate objectives, the compensation of our named executive officers and the administration of our compensation and benefit plans.
Among other things, our Compensation Committee has responsibility for:
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reviewing and determining, and recommending to the board of directors for its confirmation, the annual compensation, annual incentive compensation and any other matter relating to the compensation of our named executive officers; all employment agreements, severance or termination agreements, change in control agreements to be entered into between any executive officer and us;

•	reviewing and comparing compensation practices of any relevant peer group in order to assist in the committee’s evaluation of the appropriateness of the Company’s compensation practices and programs;
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reviewing and determining, and recommending to the board of directors for its confirmation, the annual compensation, modifications to our philosophy and compensation practices relating to compensation of our directors and management;

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reviewing and determining, and recommending to the board of directors for its confirmation, the establishment of performance measures and the applicable performance targets for each performance-based cash and equity incentive award to be made under any benefit plan;

•	taking all actions required or permitted under the terms of our benefit plans, with separate but concurrent authority;
•	reviewing, approving and administering each of our benefit plans, and performing such other duties and responsibilities as may be assigned to the Compensation Committee under the terms of such plans;
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reviewing with our Chief Executive Officer the compensation payable to employees other than the named executive officers, including equity and non-equity incentive compensation and other benefits and our total incentive compensation program envisioned for each fiscal year;

•	reviewing the performance of our executive officers for each fiscal year;
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overseeing the administration of our equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to our board of directors relating to these matters;

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overseeing and making recommendations to the board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation, and the requirement under the NASDAQ rules that, with limited exceptions, shareholders approve equity compensation plans;

•	conducting an annual evaluation of the performance of the Compensation Committee and the adequacy of its charter and recommending to the board of directors any changes that it deems necessary; and
•	handling such other matters as are specifically delegated to the Compensation Committee by our board of directors from time to time.
Our Compensation Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.allwestbancorp.com upon completion of this offering.
Nominating and Corporate Governance Committee. The members of our Nominating and Corporate Governance Committee will be Russell F. Healey, Jr. (chair), Jeana Hutchings, Lisa Ann Nievaard, James Giordano and Howard

I. Reynolds. Our board of directors has evaluated the independence of each of the members of our Nominating and Corporate Governance Committee and has affirmatively determined that each of the members of our Nominating and Corporate Governance Committee meets the definition of an “independent director” under the NASDAQ rules.
The Nominating and Corporate Governance Committee will assist the board of directors in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on the board of directors of the Company and each of our subsidiaries, monitoring the composition and functioning of the standing committees of the board of directors of the Company and each of our subsidiaries, developing, reviewing and monitoring the corporate governance policies and practices of the Company and each of our subsidiaries.
Among other things, our Nominating and Corporate Governance Committee will have responsibility for:
•	reviewing the performance of our boards of directors of the Company and each of our subsidiaries;
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identifying, assessing and determining the qualification, attributes and skills of, and recommending, persons to be nominated by our board of directors for election as directors and to fill any vacancies on the boards of directors of the Company and each of our subsidiaries;

•	reviewing the background, qualifications and independence of individuals being considered as director candidates, including persons proposed by our shareholders;
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reviewing and recommending to our board of directors each director’s suitability for continued service as a director upon the expiration of his or her term and upon any material change in his or her status;

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reviewing the size and composition of the board of directors of the Company and each of our subsidiaries and recommending any appropriate changes to reflect the appropriate balance of required independence, knowledge, experience, skills, expertise and diversity;

•	monitoring the function of our standing committees and recommending any changes, including the director assignments, creation or elimination of any committee;
•	developing, reviewing and monitoring compliance with our corporate governance guidelines and the corporate governance provisions of the federal securities laws and the listing rules applicable to us;
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investigating any alleged violations of such guidelines and the applicable corporate governance provisions of federal securities laws and listing rules, and reporting such violations to our board of directors with recommended corrective actions;

•	reviewing our corporate governance practices in light of best corporate governance practices among our peers and determining whether any changes in our corporate governance practices are necessary;
•	considering any resignation tendered to our board of directors by a director and recommend the acceptance of such resignation if appropriate;
•	reviewing, at least annually, with the principal executive officer, the succession plans relating to the position of principal executive officer;
•	considering questions of possible conflicts of interest involving directors, including operations that could be considered competitive with our operations or otherwise present a conflict of interest;
•	overseeing our director orientation and continuing education programs for the board of directors;
•	reviewing its charter and recommending to our board of directors any modifications or changes; and
•	handling such other matters as are specifically delegated to the Nominating and Corporate Governance Committee by our board of directors from time to time.
Our Nominating and Corporate Governance Committee will adopt a written charter, which will set forth the committee’s duties and responsibilities. The charter of the Nominating and Corporate Governance Committee will be available on our website at www.finwisebancorp.com under the “Investor Relations” tab upon completion of this offering.
In carrying out its functions, the Nominating and Corporate Governance Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in the Company’s future proxy statements. These criteria may include the following attributes:

•	adherence to high ethical standards and high standards of integrity;
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sufficient educational background, professional experience, business experience, service on other boards of directors and other experience, qualifications, diversity of viewpoints, attributes and skills that will allow the candidate to serve effectively on the board of directors and the specific committee for which he or she is being considered;

•	evidence of leadership, sound professional judgment and professional acumen;
•	evidence the nominee is well recognized in the community and has a demonstrated record of service to the community;
•	a willingness to abide by any published code of conduct or ethics for the Company and to objectively appraise management performance;
•	the ability and willingness to devote sufficient time to carrying out the duties and responsibilities required of a director;
•	any related party transaction in which the candidate has or may have a material direct or indirect interest and in which we participate; and
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the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of the Company and the interests of our shareholders.

The Nominating and Corporate Governance Committee will also evaluate potential nominees for the Company’s board of directors to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are “independent” in accordance with applicable SEC and NASDAQ rules (to ensure that, at all times, at least a majority of our directors are independent). Although we do not have a separate diversity policy, the Nominating and Corporate Governance Committee will consider the diversity of the Company’s directors and nominees in terms of knowledge, experience, skills, expertise and other factors that may contribute to the effectiveness of the Company’s board of directors.
Prior to nominating or, if applicable, recommending an existing director for re-election to the Company’s board of directors, the Nominating and Corporate Governance Committee will consider and review the following attributes with respect to each sitting director:
•	attendance and performance at meetings of the Company’s board of directors and the committees on which such director serves;
•	length of service on the Company’s board of directors;
•	experience, skills and contributions that the sitting director brings to the Company’s board of directors;
•	independence and any conflicts of interest; and
•	any significant change in the director’s status, including with respect to the attributes considered for initial membership on the Company’s board of directors.

EXECUTIVE COMPENSATION
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our “named executive officers.”
Our executive compensation program is designed to attract, motivate and retain high quality leadership and incentivize our executive officers to achieve performance goals over the short- and long-term, which also aligns the interests of our executive officers with our shareholders.
Our named executive officers for the year ended December 31, 2020, which consist of our principal executive officer and our two other most highly compensated executive officers, were:
Kent Landvatter, President and Chief Executive Officer;
James F. Noone, Chief Credit Officer; and
David Tilis, Chief Strategy Officer.
Summary Compensation Table
The following table presents summary information regarding the total compensation awarded to, earned by and paid to our named executive officers for the years ended December 31, 2020 and 2019. The compensation reported in the table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and upon our becoming a publicly traded company, our compensation program following this offering could vary from our historical practices.
SUMMARY COMPENSATION
Name and Principal Positions	Year	Salary	Bonus	Stock Awards(1)	Option Awards(3)	All Other Compensation(4)	Total
Kent Landvatter President and Chief Executive Officer	2020	$261,433	$251,069	$0	$0	$79,061	$591,563
	2019	$254,096	$125,000	$2,809,936(2)	$270,749	$60,265	$3,520,046
James F. Noone Chief Credit Officer(5)	2020	$219,385	$203,480	$0	$0	$12,410	$435,275
	2019	$212,885	$203,480	$416,342	$68,587	$18,164	$919,458
David Tilis Chief Strategy Officer	2020	$304,865	$2,414,179	$0	$0	$19,404	$2,738,448
	2019	$299,686	$1,400,214	$0	$0	$28,724	$1,728,624
(1)
These amounts represent the aggregate grant date fair value of restricted stock granted in 2019 and 2020, calculated in accordance with ASC 718 (see “Management’s Discussion and Analysis – Critical Accounting Policies and Estimates – Stock-Based Compensation” and Note 10 of our audited financial statements included elsewhere in this prospectus). The resulting fair value of the restricted stock granted in 2019 was $21.83 per share. The stock awards are scheduled to vest in monthly increments over approximately four years from the date of grant or in full in the event of (a) certain consolidations or mergers involving the Company, (b) a sale of substantially all of the assets of the Company, or (c) a sale of the Company’s equity capital to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

(2)
The restricted stock awards granted to Mr. Landvatter in 2019 were made in lieu of awards agreed to in his employment agreement at the time when Mr. Landvatter was hired by the Bank in 2010. In July of 2014, Mr. Landvatter entered into an agreement for our benefit and at our request terminating his right to be issued additional stock or exercise additional options under his 2010 employment agreement with the understanding that when we were financially able to do so we would issue him such compensation. The stock awards granted to Mr. Landvatter will vest in full upon his death or permanent disability so long as at the time of such death or disability Mr. Landvatter is employed by the Company.

(3)
The option awards are scheduled to vest in monthly increments over approximately four years from the date of grant. These amounts represent the aggregate grant date fair value of options granted in 2019 and 2020, calculated in accordance with ASC 718 (see “Management’s Discussion and Analysis – Critical Accounting Policies and Estimates – Stock-Based Compensation” and Note 10 of our audited financial statements included elsewhere in this prospectus). The resulting fair value of the stock options granted in 2019 was $21.83 per share and in 2020 was $26.99 per share.

(4)	“All Other Compensation” for the named executive officers is further described below.
(5)
Pursuant to an offer letter Mr. Noone was granted 23,840 shares in 2018 subject to vesting over a five-year period. Only 4,768 shares vested pursuant to the offer letter. In December 2019 we agreed with Mr. Noone to terminate the remaining shares granted pursuant to the offer letter prior to vesting and in lieu thereof issue a combination of stock and stock options to Mr. Noone.

ALL OTHER COMPENSATION
Name	Year	401(k) Profit sharing Contribution	Auto Allowance	Cell Phone Reimbursement	Health & Welfare(1)	Director Fee	Other	Total
Kent Landvatter	2020	$10,447	$6,000	$1,708	$20,886	$40,020	n/a	$79,061
	2019	$14,000	$6,000	$2,625	$7,140	$30,500	n/a	$60,265
James F. Noone	2020	$8,775	n/a	$0	$3,635	n/a	n/a	$12,410
	2019	$12,857	n/a	$0	$3,570	n/a	$1,737	$18,164
David Tilis	2020	$11,000	n/a	$1,386	$7,018	n/a	n/a	$19,404
	2019	$14,000	n/a	$2,431	$12,293	n/a	n/a	$28,724
(1)
A portion of these amounts includes health or medical reimbursement benefits that are not generally available to all salaried employees. Such additional health and medical benefits are in excess of the benefits generally available to all salaried employees.

Narrative Discussion of Summary Compensation Table
General. We have compensated our named executive officers through a combination of base salary, cash bonuses, equity awards and other benefits, including certain perquisites. Each of our named executive officers has substantial responsibilities relating to our day-to-day operations. Each year, the Compensation Committee conducts an evaluation of each named executive to determine if changes in the officer’s compensation are appropriate taking into account the named executive’s performance and contributions to the performance of the Company. In evaluating compensation for our named executives, the Compensation Committee reviews tally sheets and other summaries that include the following information:
•	Salary and cash bonus compensation for prior years;
•	Equity-based compensation awards for prior years;
•	Vested and unvested equity-based compensation held; and
•	The value of benefits and perquisites.
In January, 2021, the Compensation Committee selected and directly retained Compensation Advisory Partners (“CAP”) an independent compensation consultant, to review the Company’s executive compensation program for competitiveness as to levels and methods of compensation in the future and to advise on current trends and issues in executive compensation. The Compensation Committee also retained CAP for assistance in evaluating compensation and performance metrics of peer companies; advising on different compensation mechanisms; and responding to other issues raised by the Compensation Committee. The Compensation Committee did not retain CAP to review or comment on historical executive compensation.
Base Salary. The Compensation Committee reviews and approves base salaries of our named executive officers. In setting the base salary of each named executive officer for the periods presented above, the Compensation Committee relied on market data provided by our human resources department and survey data from industry resources. The Compensation Committee has the authority to retain independent consultants as it deems appropriate. Salary levels are typically considered annually as part of our regularly scheduled performance review process and otherwise upon a promotion or other change in job responsibility.
Cash Bonuses. Messrs. Landvatter and Noone are also eligible to receive an annual cash bonus as a percentage of base salary based on our achievement of various metrics or as determined by our board of directors in its discretion. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to our performance for the corresponding year. Our board of directors has discretion to determine whether and in what amounts any such bonuses will be paid in a given year. Mr. Tilis is eligible to receive bonuses under his employment agreement which is described below.
Equity Awards. 81.7% of the option awards granted in 2019 reflected in the table above are stock option awards issued pursuant to our 2019 Stock Option Plan, or the 2019 Plan. The remainder of the equity awards reflected in the table above were not issued pursuant to any equity incentive plan. The 2019 Plan and the 2016 Stock Option Plan, or the 2016 Plan, are described more fully below, and authorize the Compensation Committee to establish the terms and conditions of the awards, subject to the terms of each plan. On June 20, 2019, our board of directors and shareholders adopted the 2019 Plan, which permits the Compensation Committee, in its sole discretion, to grant various forms of incentive awards. On April 20, 2017, our board of directors and shareholders adopted the 2016 Plan, which permits the Compensation Committee, in its sole discretion, to grant various forms of incentive awards. Under each of the 2019 Plan and the 2016 Plan, the Compensation Committee has the power to grant non-statutory stock options and restricted stock to our employees, directors and consultants. The plans also provide for the issuance of incentive stock options only to employees. Our board of directors have also authorized the issuance of equity awards not subject to either the 2019 Plan or the 2016 Plan. We believe all equity awards granted to our named executive officers, whether issued pursuant to or separate from a plan, help align the interests of management and our shareholders and reward our executive officers for improved Company performance. Equity awards granted to our named executive officers under the 2019 Plan and the 2016 Plan generally vest annually in equal amounts over five years.
FinWise Bank 401(k) Plan. The Bank’s 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees of the Bank. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our named executive officers may elect to participate in the Bank’s 401(k) Plan on the same basis as all other employees.
Health and Welfare Benefits. Our named executive officers are eligible to participate in the same benefit plans of the Bank designed for all of the Bank’s full-time employees, including health, dental, vision, disability and basic group life insurance coverage. The Bank covers 100% of the health care and dental insurance costs of Messrs. Landvatter, Noone and Tilis. The Bank also reimburses copayments and other healthcare expenses for the aforementioned executives but not the Bank’s other employees. The purpose of the Bank’s employee benefit plans is to help attract and retain quality employees, including executives, by offering benefit plans like those typically offered by our competitors.
Perquisites. We provide our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to enable us to attract and retain superior employees for key positions. Our Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on these periodic reviews, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2020 and 2019 included payment of auto allowances and cell phone reimbursements.
Agreements with Named Executive Officers. The Company and the Bank are parties to an employment agreement dated January 1, 2018 with the Bank’s Chief Strategy Officer, Mr. David Tilis. Mr. Tilis’ employment agreement provides for an initial term that continues through March 15, 2022. Under the employment agreement, in the event his employment is terminated without cause, Mr. Tilis is entitled to severance in an amount equal to 6 months of continued base salary as well as any annual bonus otherwise payable. Termination for cause includes termination for failure by Mr. Tilis to perform his duties, willful misconduct commission of a crime, alcohol or drug abuse, excessive absenteeism, unauthorized disclosure of confidential or proprietary information or commission of an immoral act that could adversely impact the Bank’s reputation. Mr. Tilis is also entitled to severance payment in an amount equal to 6 months of base salary as well as a separate six-month severance bonus should he be terminated without cause or the Bank fail to offer a renewal agreement with substantially similar terms.
Pursuant to the terms of the employment agreement, Mr. Tilis is paid an annual salary of $300,000 and is eligible to receive annual cash bonuses. The bonus amount depends on the aggregate Pre-Tax Net Profit of our Strategic Programs and is payable with respect to business originated by Mr. Tilis and his direct reports. The employment agreement defines “Pre-Tax Net Profits” as gross revenues collected from business generated by Mr. Tilis and his direct reports, less all costs and expenses directly attributable to the generation of such revenues, including the cost of all materials, equipment, professional fees, provision for loan loss reserves, software, and the salaries, benefits and other costs of all employees and service providers of the Bank providing services in connection with business generated by Mr. Tilis and his direct reports. All bonuses are contingent upon satisfaction of business objectives mutually agreed upon by Mr. Tilis and our President, subject to the approval of our board of directors. Mr. Tilis is also eligible to receive commissions based on the principal amount of any SBA loans referred by him to the Bank.
Mr. Tilis is subject to an 18-month non-solicitation provision that restricts him from soliciting a customer, referral source, loan originator, depositor or borrower to do business with another financial institution after termination of his employment. Mr. Tilis is also restricted from disclosing confidential and proprietary information to a third-party during or following termination of his employment.

FinWise Bancorp 2019 Stock Option Plan
General. The 2019 Plan was adopted by our board of directors on May 20, 2019 and shareholders on June 20, 2019. The 2019 Plan will terminate on May 20, 2029. The purpose of our 2019 Stock Option Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. The 2019 Plan permits us to grant options and restricted stock as determined and administered by our board of directors.
Shares Available for Award. The maximum aggregate number of shares that may be subject to stock option or restricted stock awards under our 2019 Plan is 100,000 shares of our common stock. Shares of common stock related to any unexercised or unvested award granted under the 2019 Plan that terminate or expire, or are subsequently forfeited or cancelled for any reason, will also become available for re-grant under the 2019 Plan. As of March 31, 2021, there were 81,379 shares subject to outstanding options or other awards and 16,621 shares available for issuance under the 2019 Plan.
Administration. Our 2019 Plan is administered by our board of directors. Among other powers, our board of directors has full and exclusive power to interpret the 2019 Plan, grant awards, and to determine the number of shares of common stock that will be subject to the awards. Our board of directors may delegate specific duties to a committee appointed by the board.
Eligibility for Participation. Under our 2019 Plan, incentive stock options can be granted only to our employees or employees of the Bank and nonstatutory stock options and restricted stock can be granted to employees, directors and consultants. Subject to the provisions of the 2019 Plan, our board of directors has the authority to select from all eligible individuals those to whom awards are granted and to determine the nature and amount of each award.
Types of Awards. Our board of directors, in its sole discretion, may grant various forms of incentive awards, including incentive stock options, nonstatutory stock options, and restricted stock under the 2019 Plan. Each award will be reflected in an agreement between the Company and the relevant recipient and will be subject to the terms of the 2019 Plan, together with any other terms or conditions contained therein that are consistent with the 2019 and that our board of directors deems appropriate.
Stock Options. Our board of directors may grant stock options intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended or the Internal Revenue Code, or so-called “nonstatutory stock options” that are not intended to so qualify as incentive stock options, or NQSOs, or any combination of ISOs and NQSOs. Our board of directors will determine the term of each option, which cannot exceed 10 years from the grant date and the exercise price per share for options on the date of grant, provided that the exercise price of any option granted under the 2019 Plan can never be less than the fair market value of the underlying shares of common stock on the date of grant. In the event that an ISO is granted to an employee who, at the time of the grant, owns common stock representing more than 10% of the voting power of our stock, the term of the ISO cannot exceed 5 years from the grant date. Our board of directors may impose in an award agreement such restrictions on the shares deliverable upon exercise of a stock option as it deems appropriate, including that such shares will constitute “restricted shares” subject to restrictions on transfer.
Restricted Stock. An award of restricted stock involves the immediate transfer by the Company to the participant of a specific number of shares of common stock which are subject to a risk of forfeiture and/or a restriction on transferability. This risk of forfeiture will lapse following a stated period of time. Once vested, the participant has all of the rights of a holder of a share of common stock of the Company (except for any restriction on transferability), including the right to vote and receive dividends unless otherwise determined by our board of directors and set forth in the award agreement. Except as provided otherwise in an award agreement, if a participant’s employment with the Company or its subsidiaries is terminated for any reason at any time during which any portion of an award of restricted stock remains subject to restrictions, the unvested portion may be repurchased by the Company at cost.
Repricings and Substitution of Awards. Subject to applicable law and the terms of the 2019 Plan, our board of directors may institute a program under which (i) outstanding stock options are surrendered or cancelled in exchange for options of the same type (which may have lower or higher exercise prices and different terms), options of a different type, and/or cash, and/or (ii) the exercise price of an outstanding option is reduced. The terms and conditions of any such stock option exchange program will be determined by our board of directors in its sole discretion.
Amendment and Termination. Our board of directors may, at any time and from time to time and in any respect, terminate, amend or modify the 2019 Plan, including to ensure that the 2019 Plan and each award granted under the

2019 Plan comply with applicable law, regulations and stock exchange rules provided that no amendment (other than a capital adjustment) may adversely affect any outstanding award without the written consent of the participant holding such outstanding award. Such termination, amendment or modification may be without shareholder approval except to the extent that such approval is required by the Internal Revenue Code, or pursuant to the rules under Section 16 of the Exchange Act or under any other applicable laws, rules or regulations.
Change in Control. If a change in control (as defined in the 2019 Plan) occurs in which the Company is not the surviving corporation (or the Company survives only as a subsidiary of another corporation), the treatment of any and all outstanding awards that are not exercised or paid at the time of the change in control will be determined by our board of directors in its sole discretion, which could entail each award being assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). In the event that the surviving corporation does not assume or replace any awards, our board of directors has the right to vest all or any portion of any award upon the occurrence of the change of control, subject to the terms and conditions of a participant’s employment agreement, or if none, the award agreement.
In the event of a change in control, if all outstanding awards are not assumed by, or replaced with awards with comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), our board of directors may take any of the following actions with respect to any or all outstanding awards, without the consent of any participant: (i) our board of directors may determine that outstanding stock options will automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding stock awards, cash awards and dividend equivalents will immediately lapse; (ii) our board of directors may determine that all or a portion of certain outstanding awards will terminate, upon notice to participants, and participants will receive a payment in settlement of awards in such amount and form as may be determined by our board of directors; (iii) our board of directors may require that participants surrender their outstanding stock options in exchange for a payment, in cash or stock as determined by our board of directors, equal to the amount (if any) by which the fair market value of the shares of common stock subject to the unexercised stock option exceed the stock option exercise price or base price; and (iv) our board of directors may terminate outstanding stock options after giving participants an opportunity to exercise the outstanding stock options. Such surrender, termination or payment will take place as of the date of the change in control or such other date as our board of directors may specify. If the per share fair market value of our stock does not exceed the per share exercise price or base price, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option.
FinWise Bancorp 2016 Stock Option Plan
General. The 2016 Plan was adopted by our board of directors on November 10, 2016 and shareholders on April 20, 2017. The 2016 Plan will terminate on November 10, 2026. The purpose of our 2016 Stock Option Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. The 2016 Plan permits us to grant options and restricted stock as determined and administered by our board of directors.
Shares Available for Award. The maximum aggregate number of shares that may be subject to stock option or restricted stock awards under our 2016 Plan is 49,938 shares of our common stock. Shares of common stock related to any unexercised or unvested award granted under the 2016 Plan that terminate or expire, or are subsequently forfeited or cancelled for any reason, will also become available for re-grant under the 2016 Plan. As of March 31, 2021, there were 27,950 shares subject to outstanding options or other awards and 102 shares available for issuance under the 2016 Plan.
Administration. Our 2016 Plan is administered by our board of directors. Among other powers, our board of directors has full and exclusive power to interpret the 2016 Plan, grant awards, and to determine the number of shares of common stock that will be subject to the awards. Our board of directors may delegate specific duties to a committee appointed by the board.
Eligibility for Participation. Under our 2016 Plan incentive stock options can be granted only to our employees or employees of the Bank and nonstatutory stock options and restricted stock can be granted to employees, directors and consultants. Subject to the provisions of the 2016 Plan, our board of directors has the authority to select from all eligible individuals those to whom awards are granted and to determine the nature and amount of each award.
Types of Awards. Our board of directors, in its sole discretion, may grant various forms of incentive awards, including incentive stock options, nonstatutory stock options and restricted stock under the 2016 Plan. Each award will be reflected in an agreement between the Company and the relevant recipient and will be subject to the terms of the 2016 Plan, together with any other terms or conditions contained therein that are consistent with the 2016 and that our board of directors deems appropriate.
Stock Options. Our board of directors may grant stock options intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended or the Internal Revenue Code, or so-called “nonstatutory stock options” that are not intended to so qualify as incentive stock options, or NQSOs, or any combination of ISOs and NQSOs. Our board of directors will determine the term of each option, which cannot exceed 10 years from the grant date and the exercise price per share for options on the date of grant, provided that the exercise price of any option granted under the 2016 Plan can never be less than the fair market value of the underlying shares of common stock on the date of grant. In the event that an ISO is granted to an employee who, at the time of the grant, owns common stock representing more than 10% of the voting power of our stock, the term of the ISO cannot exceed 5 years from the grant date. Our board of directors may impose in an award agreement such restrictions on the shares deliverable upon exercise of a stock option as it deems appropriate, including that such shares will constitute “restricted shares” subject to restrictions on transfer.
Restricted Stock. An award of restricted stock involves the immediate transfer by the Company to the participant of a specific number of shares of common stock which are subject to a risk of forfeiture and/or a restriction on transferability. This risk of forfeiture will lapse following a stated period of time. Once vested, the participant has all of the rights of a holder of a share of common stock of the Company (except for any restriction on transferability), including the right to vote and receive dividends unless otherwise determined by our board of directors and set forth in the award agreement. Except as provided otherwise in an award agreement, if a participant’s employment with the Company or its subsidiaries is terminated for any reason at any time during which any portion of an award of restricted stock remains subject to restrictions, the unvested portion may be repurchased by the Company at cost.
Repricings and Substitution of Awards. Subject to applicable law and the terms of the 2016 Plan, our board of directors may institute a program under which (i) outstanding stock options are surrendered or cancelled in exchange for options of the same type (which may have lower or higher exercise prices and different terms), options of a different type, and/or cash, and/or (ii) the exercise price of an outstanding option is reduced. The terms and conditions of any such stock option exchange program will be determined by our board of directors in its sole discretion.
Amendment and Termination. Our board of directors may, at any time and from time to time and in any respect, terminate, amend or modify the 2016 Plan, including to ensure that the 2016 Plan and each award granted under the 2016 Plan comply with applicable law, regulations and stock exchange rules provided that no amendment (other than a capital adjustment) may adversely affect any outstanding award without the written consent of the participant holding such outstanding award. Such termination, amendment or modification may be without shareholder approval except to the extent that such approval is required by the Internal Revenue Code, or pursuant to the rules under Section 16 of the Exchange Act or under any other applicable laws, rules or regulations.
Change in Control. If a change in control (as defined in the 2016 Plan) occurs in which the Company is not the surviving corporation (or the Company survives only as a subsidiary of another corporation), the treatment of any and all outstanding awards that are not exercised or paid at the time of the change in control will be determined by our board of directors in its sole discretion, which could entail each award being assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). In the event that the surviving corporation does not assume or replace any awards, our board of directors has the right to vest all or any portion of any award upon the occurrence of the change of control, subject to the terms and conditions of a participant’s employment agreement, or if none, the award agreement.
In the event of a change in control, if all outstanding awards are not assumed by, or replaced with awards with comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), our board of directors may take any of the following actions with respect to any or all outstanding awards, without the consent of any participant: (i) our board of directors may determine that outstanding stock options will automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding stock awards, cash awards and dividend equivalents will immediately lapse; (ii) our board of directors may determine that all or a portion of certain outstanding awards will terminate, upon notice to participants, and participants will receive a payment in settlement of awards in such amount and form as may be determined by our board of directors; (iii) our board of directors may require that participants surrender their outstanding stock options in exchange for a payment, in cash or stock as determined by our board of directors, equal to the amount (if any) by which the fair market value of the shares of common stock subject to the unexercised stock option exceed the stock option exercise price or base price; and (iv) our board of directors may terminate outstanding stock options after giving participants an opportunity to exercise the outstanding stock options. Such surrender, termination or payment will take place as of the date of the change in control or such other date as our board of directors may specify. If the per share fair market value of our stock does not exceed the per share exercise price or base price, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option.
Section 162(m) of the Internal Revenue Code. Under Section 162(m) of the Internal Revenue Code, the deduction for a publicly held corporation for otherwise deductible compensation to a “covered employee” is limited to $1 million per year. Previously, a covered employee included an employee who is either the chief executive officer or among the other three most highly compensated officers (other than the chief financial officer). However, because of a change to Section 162(m) of the Internal Revenue Code in the Tax Act, beginning in 2018 a covered employee includes any employee who was the chief executive officer or chief financial officer at any point during the applicable year, who was among the other three most highly compensated officers for the applicable year, or who was a covered employee in 2017 or any later year. In the case of a corporation that becomes a publicly held corporation through an initial public offering, the $1 million per year deduction limit does not apply during a limited “transition period” to any remuneration paid pursuant to a compensation plan that existed during the period in which the corporation was not publicly held, if the prospectus accompanying the initial public offering disclosed information concerning those plans that satisfied all applicable securities laws then in effect.
The Company intends to rely on the transition relief described in the immediately preceding paragraph in connection with awards under the 2019 Plan and the 2016 Plan until the earliest of the four following events: (i) the expiration of the 2019 Plan or the 2016 Plan; (ii) the material modification of the 2019 Plan or the 2016 Plan; (iii) the issuance of all stock and other compensation that has been allocated under the 2019 Plan or the 2016 Plan; or (iv) the first meeting of the Company’s shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of the Company’s common stock occurs.
Outstanding Equity Awards at 2020 Fiscal Year-End
The following table sets forth information relating to the unexercised options and unvested stock awards held by our named executive officers as of December 31, 2020. All the stock options shown in the table below were granted with a per share exercise price equal to or in excess of the fair market value of our common stock on the grant date. Aside from Mr. Tilis, whose stock options vest over a period of five years in equal annual installments, each of the stock options set forth below vests over a period of four years in monthly installments from the grant date.
	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of shares of stock that have not vested	Market value of shares of stock that have not vested(1)
Kent Landvatter	2,736	4,083	$21.83	12/24/2029	75,300	$2,032,347
Kent Landvatter	9,160	13,740	$21.83	12/23/2029	n/a	n/a
James F. Noone	0	6,000	$14.24	2/5/2028	10,177	$274,677
James F. Noone	3,458	4,171	$21.83	12/24/2029	n/a	n/a
David Tilis	0	2,996	$14.16	1/1/2028	None	None
(1)
Assumptions used in the calculation of these amounts are discussed in the Note 10 to our consolidated financial statements as of December 31, 2020. The fair market value of shares as of December 31, 2020 of $26.99 per share was determined by the board of directors.

Compensation of Directors
The following table sets forth compensation paid or awarded to, or earned by, each of our directors (except for our President and Chief Executive Officer, Kent Landvatter, whose compensation is disclosed under “Summary Compensation Table” above) during 2020.
Name	Fees Earned or Paid in Cash	Stock Option Awards(1)(4)	Total
Russell F. Healey, Jr.	$65,480	$31,720	$97,200
Howard Reynolds	$62,180	$31,720	$93,900
Jim Giordano	$49,100	$31,720	$80,820
Gerald Cunningham	$51,800	$31,720	$83,520
Lisa Nivaard	$17,575	$15,860	$33,435
Jeana Hutchings	$7,420	$15,860	$23,280
Tom Gibson	$52,400	$31,720	$84,120
Alan Weichselbaum(2)	$48,950	$31,720	$80,670
Keith Terry(3)	$27,345	n/a	$27,345
(1)
The amount reported here does not reflect the actual economic value realized by each director. Directors having served less than two years as of December 31, 2020 received half the award granted to longer tenured directors. Represents the grant date fair value of stock option awards calculated in accordance with FASB ASC Topic 718. The total grant date fair value of options awarded to directors was approximately $0.1 million for the year ended December 31, 2020. Assumptions used in the calculation of these amounts are discussed in the Note 10 to our consolidated financial statements as of December 31, 2020. The fair market value of the underlying shares of common stock as of December 31, 2020 of $26.99 per share was determined by the board of directors and was based on an independent valuation. The strike price for these option awards is $40 per share.

(2)	Alan Weichselbaum resigned from our board of directors on May 7, 2021.
(3)	Keith Terry retired from our board of directors in 2020.
(4)
On March 30, 2021, following the Compensation Committee’s consultation with its independent compensation consultant in January 2021, an aggregate of 17,500 stock options representing approximately $0.1 million of the original grant date fair value of these stock option awards were cancelled.

In connection with this offering, we expect to adopt a directors’ compensation program at the Company level that will provide compensation only to our non-employee directors following the completion of this offering. This program will include a balance of annual retainers and fees for attending meetings of the board and its committees. Pursuant to this program, approximately 40% of the compensation payable to a non-employee director is expected be paid in the form of shares of our common stock.
For the year ended December 31, 2020, our directors, including Mr. Landvatter, received annual retainer fees and meeting fees as follows:
Board-Related Fees
	Cash Compensation
	Retainer		Meeting Fees		Bonus	Total Cash
Director Role	Monthly	Annual	Monthly	Annual
Normal Outside Director	$2,585	$31,020	$750	$9,000	$8,780	$48,800
Chairman	$3,675	$44,100	$1,000	$12,000	$8,780	$64,880
Vice Chairman	$3,375	$40,500	$800	$9,600	$8,780	$58,880
The annual retainer and board meeting fees are paid monthly in cash. Our directors also received fees for attending board committees during the year as described below:
Committee-Related Fees
	Meeting Fees		Number of Meetings
Board Committee	Chair	Member
Loan Committee	$300	$300	2 to 4
Audit Committee	$300	$300	4
Compliance Committee	$300	$300	4

PRINCIPAL AND SELLING SHAREHOLDERS
The following table provides information regarding the beneficial ownership of our common stock as of June 30, 2021, and as adjusted to reflect the completion of the offering, for:
•	each shareholder known by us to beneficially own more than 5% of our outstanding common stock;
•	each of our directors;
•	each of our named executive officers;
•	all our directors and executive officers as a group; and
•	each selling shareholder.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options that are currently exercisable or will become exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all the shares shown opposite such person’s name.
The percentage of beneficial ownership is based on 1,452,685 shares of our common stock outstanding as of June 30, 2021, and     shares of common stock to be outstanding after the completion of this offering (or     shares of common stock if the underwriters exercise in full their option to purchase additional shares). The table does not reflect any shares of common stock that may be purchased in this offering.
Except as otherwise indicated, the address for each shareholder listed in the table below is: FinWise Bancorp, 756 East Winchester, Suite 100, Murray, UT 84107.

BENEFICIAL OWNERSHIP
	Common Stock Beneficial Ownership Prior to the Offering		Shares Offered (Number)	Common Stock Beneficial Ownership After the Offering
Name of Beneficial Owner	Number	Percent		If Option is Not Exercised (Number)	If Option is Not Exercised (Percent)	If Option is Exercised in Full (Number)	If Option is Exercised in Full (Percent)
Greater than 5% shareholders and selling shareholder:
Jarret Prussin(3)	109,543	7.5%
Kent Landvatter(1)	155,728	10.6%
Matthew Aaron Moskowitz	95,404	6.6%
Menachem Wilenkin(4)	107,470	7.4%
Paul Brown(5)	94,040	6.5%	93,005
Yaakov Markowitz	100,385	6.9%

Company directors and named executive officers:
Russell F. Healey, Jr.(6)	70,008	4.8%
Howard Reynolds(7)	38,708	2.7%
Gerald E. Cunningham(8)	27,934	1.9%
James E. Giordano(9)	68,270	4.7%
Thomas E. Gibson(10)	7,250	*
Lisa A Nievaard(11)	750	*
Jeana Hutchings(11)	750	*
James F. Noone(2)	45,457	3.1%
David Tilis	50,788	3.5%

All our directors and executive officers as a group (14 persons)	522,246	34.1%
*	Represents beneficial ownership of less than 1% of our outstanding common shares.
(1)
Includes (i) 62,748 shares of unvested restricted stock, (ii) 11,700 held by Mr. Landvatter’s individual retirement account, and (iii) 15,859 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 13,860 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

(2)
Includes (i) 7,825 shares of unvested restricted stock, and (ii) 14,746 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 6,883 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

(3)	Includes 7,880 shares of our common stock underlying warrants owned by a limited liability company as to which Mr. Prussin shares voting and dispositive power.
(4)	Includes 7,880 shares of our common stock underlying warrants owned by a limited liability company as to which Mr. Wilenkin shares voting and dispositive power.
(5)	Includes 1,035 shares of our common stock underlying warrants owned by a corporation as to which Mr. Brown shares voting and dispositive power.
(6)
Includes (i) 52,008 shares owned in a trust over which Mr. Healey has voting and dispositive power, and (ii) 5,000 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 1,500 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

(7)
Includes (i) 31,708 shares owned by a corporation as to which Mr. Reynolds shares voting and dispositive power, and (ii) 5,000 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 1,500 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

(8)
Includes (i) 14,077 shares owned in a trust over which Mr. Cunningham has voting and dispositive power, and (ii) 5,000 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 1,500 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

(9)
Includes (i) 2,000 shares of our common stock underlying warrants owned by a limited liability company as to which Mr. Giordano shares voting and dispositive power, and (ii) 5,000 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 1,500 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

(10)
Includes 5,000 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 1,500 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

(11)
Includes 750 shares of our common stock underlying options that have vested or that will vest within 60 days. Excludes 750 shares of our common stock underlying options that are subject to vesting later than 60 days from the date hereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY
TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of transactions since January 1, 2018 to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors (including nominees for election as directors), executive officers or beneficial holders of 5% or more of our capital stock, or their respective immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.
Policies and Procedures Regarding Related Party Transactions
Transactions by us or the Bank with related persons are subject to regulatory requirements and restrictions. We have adopted written policies to comply with regulatory requirements and restrictions applicable to transactions by the Bank or us with related persons, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders).
In addition, our board of directors will adopt a written policy governing the approval of related party transactions that will comply with all applicable requirements of the SEC and NASDAQ concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which the amount involved exceeds $120,000, in which we or the Bank participate (whether or not we or the Bank are a direct party to the transaction), and in which a related party had, has or will have a direct or indirect material interest. Our related parties include our or any of the Bank’s directors (including nominees for election as directors), executive officers, beneficial owners of 5% or more of our voting securities and immediate family members of any of the foregoing or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest.
Our related party transaction policy will be administered by our Audit Committee. This policy will require the Audit Committee to ensure that we maintain an ongoing review process for all related party transactions for potential conflicts of interest and requires that our Audit Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Our Audit Committee will evaluate each related party transaction to determine whether the transaction is fair, reasonable and permitted to occur under our policy, and should be pre-approved or ratified. Relevant factors considered relating to any approval or ratification will include the benefits of the transaction to us, the terms of the transaction and whether the transaction will be or was on an arm’s-length basis and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least quarterly, management will provide our Audit Committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the Bank, if so directed by our Audit Committee or our board of directors, considering factors deemed appropriate and relevant.
Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have entered into transactions with the Bank in the ordinary course of business. These transactions include deposits, loans and other financial services-related transactions. Related party transactions are entered into in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors or principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the Bank’s regulatory requirements.
As of March 31, 2021 and December 31, 2020, our officers, directors and beneficial holders of 5% or more of our capital stock as well as their immediate families and affiliated companies, as a group, were indebted directly and indirectly to us in the amount of approximately $2,000, while deposits from this group totaled $1.36 million and $1.09 million, respectively, as of such dates. As of December 31, 2020 and March 31, 2021, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.
The following is a description of each transaction since January 1, 2018, and each proposed transaction in which:
•	we have been or are to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•
any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

BFG Transactions
In 2014, we launched our SBA 7(a) lending program and began receiving loan referrals from BFG, a nationally significant referral source of SBA loans and the Bank’s primary SBA referral source. In 2020, BFG was the primary source of SBA loan referrals for the Bank. In 2018, we opened a loan production office in Rockville Centre, New York primarily to support our SBA 7(a) lending program and our Strategic Programs. See “Business—Relationship with Business Funding Group.”
2018 Sale of Stock. Between March 2018 and July 2018, in exchange for cash proceeds, we sold 246,015 shares representing approximately 23.4% of our issued and outstanding common stock at the time of such sale to four individuals associated with BFG and one individual not associated with BFG pursuant to change in control applications filed with the Federal Reserve Bank and UDFI. The Federal Reserve Bank determined that the shares purchased by the five individuals were not attributable to BFG for purposes of the Bank Holding Company Act of 1956, as amended.
2019 Acquisition of Interest in BFG. In December of 2019, we acquired directly from four of the five individuals who acquired our shares in 2018, a 10% ownership interest in BFG in exchange for 158,464 newly-issued shares of our common stock, representing 10.9% of the Company’s outstanding common stock. The BFG ownership interest that we acquired is comprised of Class A Voting Units representing approximately 5.0% of both the voting membership interests and the aggregate membership interests of BFG and Class B Non-Voting Units representing approximately 5.0% of the aggregate membership interests of BFG. The Utah Department of Financial Institutions approved the acquisition of the additional shares of our common stock in the exchange by the four individuals and the Federal Reserve Bank did not object, provided that no individual own more than 9.9% of our issued and outstanding common stock (as calculated in accordance with the rules and regulations of the Federal Reserve Bank). As of June 30, 2021, BFG members, including these four individuals (including Paul Brown, a selling shareholder) and one of our directors, beneficially owned an aggregate of 559,528 shares, or approximately 37.1% of our issued and outstanding common stock, as calculated in accordance with the SEC’s beneficial ownership rules as discussed under “Principal Shareholders.”
Shareholder	Description of private placement	Issue Date	Shares	Total Sales Price
Paul Brown	Exchange for a 10% aggregate ownership interest in BFG	12/31/2019	39,616	$864,818
Menachem Wilenkin	Exchange for a 10% aggregate ownership interest in BFG	12/31/2019	39,616	$864,817
Yaakov Markowitz	Exchange for a 10% aggregate ownership interest in BFG	12/31/2019	39,616	$864,817
Jarret Prussin	Exchange for a 10% aggregate ownership interest in BFG	12/31/2019	39,616	$864,817
Standstill Agreement. We are party to a Standstill Agreement with BFG, dated January 19, 2016 (the “Standstill Agreement”), whereby BFG agreed, among other things, not to acquire shares of our common stock, participate in the solicitation of proxies or otherwise seek to acquire control of our Company. The Standstill Agreement was entered into in connection with BFG’s acquisition of our common stock. BFG no longer owns shares of our common stock. The Standstill Agreement by its terms will continue until our regulators approve a change of control of the Company.

Option to Acquire BFG. To further strengthen our relationship with BFG, we also obtained a right of first refusal and an option to acquire 100% of BFG. Subject to the terms of the Right of First Refusal and Option Agreement, dated as of March 31, 2020, we were granted an option to acquire all of the ownership interests in BFG at any time after January 1, 2021 through January 1, 2028, at an earnings multiple mutually agreed upon by us and BFG or as determined by an independent third party provided that the earnings multiple shall not be less than 10 times BFG’s net profit based on the fiscal year ended immediately prior to the exercise of the option nor greater than 15 times BFG’s net profit. In addition, the Company has the right of first refusal, prior to the Company exercising its option, to acquire any ownership interests that any individual owner of BFG wishes to sell. As consideration for the right of first refusal and option, we issued warrants to each BFG member (other than the Company) with the right to acquire shares of our common stock on a pro rata basis according to each such person’s percentage ownership in BFG, not exceeding an aggregate of 45,000 shares, at an exercise price of $40 per share. The warrants will expire on March 31, 2028. The exercise of our right of first refusal or our option, and the exercise of warrants to acquire our common stock by BFG members, are subject to all required regulatory approvals, including the Federal Reserve Bank and UDFI.
Repurchases of Common Stock
From January 1, 2019 through June 30, 2021, we repurchased 79,905 shares of our common stock and paid approximately $1.7 million for such shares. As a private company, we have from time to time made stock repurchase offers in which we repurchased common shares from our shareholders at a price per share determined by our board of directors based on the Company’s book value per share as of a recent date or as determined by an independent third-party. The following table summarizes the repurchase of our shares of common stock from certain of our executive officers since January 1, 2019.
Shareholder	Repurchase Date	Shares Sold	Funds Received	Price per Share
Rachael Hadley (executive officer)	5/6/2019	2,004	$32,725	$16.33
Kent Landvatter (executive officer)	12/31/2019	47,626	$1,039,676	$21.83
James Noone (executive officer)	12/31/2019	4,196	$91,599	$21.83
Javvis Jacobson (executive officer)	12/31/2019	6,820	$148,881	$21.83
Kent Landvatter (executive officer)	4/6/2020	3,862	$84,307	$21.83
James Noone (executive officer)	4/6/2020	3,433	$74,942	$21.83
Javvis Jacobson (executive officer)	4/6/2020	5,000	$109,150	$21.83
Shares have not been repurchased from any of our directors or beneficial holders of 5% or more of our capital stock and their respective affiliates since January 1, 2019 other than Mr. Landvatter. Shares repurchased from Messrs. Landvatter, Jacobson, and Noone were intended to provide liquidity for the executive officers to pay income tax liability related to the issuance of restricted stock in the 2019 calendar year.

DESCRIPTION OF CAPITAL STOCK
The following descriptions include summaries of the material terms of our Articles and our Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Articles and our Bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
We are incorporated in the state of Utah. The rights of our shareholders are generally covered by Utah law and our Articles and Bylaws (each as amended and restated and in effect as of the completion of this offering). The terms of our capital stock are therefore subject to Utah law, including the Utah Revised Business Corporation Act, or the URBCA, and the common and constitutional law of Utah.
Our Articles authorize us to issue up to 25,000,000 shares of capital stock, consisting of (i) 20,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. Fully paid shares of capital stock, regardless of class or series, are not liable for any call rights and are nonassessable.
Stock Split
On   , 2021, we effected a   -for-one stock split of our common stock, whereby each share of our common stock was automatically divided into    shares of common stock. As a result of the stock split, each shareholder held the same percentage of common stock outstanding after the stock split as that shareholder held immediately prior to the stock split. There was no change to the par value of our common stock as a result of the stock split. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Common Stock
Shares Outstanding. As of June 30, 2021, 1,452,685 shares of our common stock were issued and outstanding and held by approximately 165 shareholders of record. As of the date hereof, no shares of our preferred stock are issued and outstanding. As of June 30, 2021, we had 102 and 17,281 shares available for issuance as stock-based payment awards that may be granted under our 2016 Plan and 2019 Plan, respectively.
Voting. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law. The members of our board of directors are elected by a plurality of the votes cast. Our Articles do not authorize cumulative voting. Unless expressly authorized by the articles of incorporation, Utah law prohibits cumulative voting.
Dividends and Other Distributions. Subject to certain regulatory restrictions discussed in this prospectus, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock.
The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies such as the Company. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. Our ability to pay dividends and make other distributions to our shareholders depends in part upon the receipt of dividends from the Bank and is limited by federal law. The Bank is a legal entity separate and distinct from the Company. As a depository institution, the deposits of the Bank are insured by the FDIC, which is the Bank’s primary federal regulator. Under certain circumstances the FDIC may determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. The Federal Deposit Insurance Act, or the FDIA, and the FDIC regulations generally allow a bank to pay dividends on common stock only out of net income for the calendar year to date and retained earnings from the prior two calendar years. Additionally, the FDIA generally prohibits an insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized. See “Supervision and Regulation— Regulatory Restrictions on Dividends.”
Preemptive Rights. Under Utah law, shareholders do not have a preemptive right to acquire a corporation’s unissued shares except to the extent the articles of incorporation provide such a right. The Company’s Articles do not grant preemptive rights to its shareholders.
Restrictions on Ownership. The BHC Act generally permits a company to acquire control of the Company with the prior approval of the Federal Reserve Board. However, any such company is restricted to banking activities, other activities closely related to the banking business as determined by the Federal Reserve Board and, for some companies, certain other financial activities. The BHC Act defines control in general as ownership of 25% or more of any class of voting securities, the authority to appoint a majority of the board of directors or other exercise of a controlling influence. Federal Reserve Board regulations provide that ownership of 5% or less of a class of voting securities is not control. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as the Company following the offering, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.
Preferred Stock
Our Articles authorize, and Utah corporate law permits, our board of directors to create and designate one or more series of preferred stock having such preferences, dividends, voting rights, the relative participating, option or other special rights, if any, of the series, and any qualifications, limitations or restrictions applicable to such rights and other provisions as the board of directors determines in its discretion. Creation and designation of a series of preferred stock can be done without shareholder approval. Any amendment of the Articles of Incorporation, however, must be approved by the Utah Department of Financial Institutions. Creation of a series of preferred stock will require the Articles of Incorporation to be amended and thus requires the approval of the Utah Department of Financial Institutions. At present, our Articles do not designate a class of preferred stock and no shares of preferred stock have ever been issued. The Articles do, however, authorize the directors to create one or more classes of preferred stock and to issue up to 5,000,000 shares of preferred stock without shareholder approval.
Amendment of the Articles
Except for certain restrictions on business combinations with interested shareholders, as discussed below, our Articles can, with certain exceptions requiring a greater vote, only be amended upon the affirmative vote of the shareholders owning 65% of the issued and outstanding shares of our stock.
Business Combinations under FinWise Bancorp’s Articles and Utah Law
Restrictions on Business Combinations with Interested Shareholders. Our Articles, in accordance with Utah law, include a provision that prohibits a person that directly or indirectly owns or controls more than 10% of the issued and outstanding shares of stock of the Company from acquiring the Company or more than 20% of the Company’s assets through a merger or consolidation or recapitalization of the Company unless such transaction is approved by either: (1) the Company’s shareholders holding eighty percent (80%) of the issued and outstanding shares of stock of the Company, or (2) two-thirds of the Company’s directors, who were elected before the potential acquirer purchased 10% or more of the Company’s stock. Further, if two-thirds of the Company’s directors approve the transaction instead of 80% of the shareholders, the amount paid to the Company’s shareholders must be at least equal to the highest amount paid by the acquiring shareholder to acquire shares of the Company’s stock in the past two years, and after acquiring 10% or more of the Company’s shares of stock, the acquiring person did not acquire additional shares of stock and prior to consummation of the merger or consolidation and did not receive disproportionate benefits from the Company. This provision cannot be amended or repealed in whole or in part until authorized by the Company’s shareholders owning more than 80% of the issued and outstanding shares of stock of the Company.
Certain Provisions Potentially Having an Anti-Takeover Effect
Several provisions of our Articles and Bylaws, which are summarized herein, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. For example, our Articles and Bylaws contain provisions for, among other things, the restriction on business combinations with interested shareholders as discussed above and other provisions such as the staggered election of directors to serve for three-year terms, which may have the effect of discouraging a merger proposal, a take-over attempt or other efforts to gain control of us. The accelerated vesting of options and other incentive compensation in the event of a change of control may also have the effect of discouraging a merger proposal, a take-over attempt or other efforts to gain control of us. Such anti-takeover provisions, could discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Limitation of Liability and Indemnification of Officers and Directors
Pursuant to our Articles and Bylaws, we will, to the fullest extent permitted by the Utah Revised Business Corporation Act, indemnify our directors and officers with respect to expenses, settlements, judgments and fines in suits (including actions brought against a director or officer in the name of the Company, commonly referred to as a derivative action) in which such person was made a party by reason of the fact that he or she is or was a director or officer, or being or having been such a director or officer, of another corporation or entity or benefit plan at our request. However, we are not required, under any circumstances, to provide indemnification or make an indemnification payment prohibited by federal law or applicable banking regulations. Further, no such indemnification payment may be given if the acts or omissions of the director or officer are adjudged to be intentional misconduct or a knowing violation of law, if such director or officer is liable to the Company for an unlawful distribution or if such director or officer received a benefit to which such person was not entitled.
Transfer Agent and Registrar
  serves as our transfer agent and registrar.
Listing and Trading
We have applied to list our common stock on NASDAQ under the symbol “FINW”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no established public market for our common stock. Although we have applied to list our common stock on NASDAQ, we cannot assure you that a significant public market for our common stock will develop or be sustained. Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.
Upon completion of this offering, we will have    shares of common stock issued and outstanding (   shares if the underwriters exercise in full their option to purchase additional shares). In addition,    shares of our common stock will be issuable upon the vesting and settlement of outstanding equity awards. Of these shares, the    shares sold in this offering (or    shares, if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration is available.
Lock-Up Agreements
We, all of our executive officers and directors, the selling shareholder and each of our other equity and option holders who beneficially own in the aggregate approximately    % of our outstanding common stock on a fully diluted basis have generally agreed not to sell or otherwise transfer our or their shares for a period of 180 days after the date of the underwriting agreement. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” Based on these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the representatives. The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.
Rule 144
All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon the completion of this offering, we expect that approximately   % of our outstanding common stock (    % of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares) will be held by “affiliates” (assuming such affiliates do not purchase any shares in this offering and taking into account shares to be sold by the selling shareholder).
Under Rule 144, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately    shares of our common stock immediately after this offering, assuming the underwriters do not elect to exercise their option to purchase additional shares from us, or the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.
Rule 144 also provides that a person who is not deemed to be or to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us and provided that we were subject to the Exchange Act periodic reporting requirements for at least 90 days immediately before the sale. A person who is not deemed to be or to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.
Rule 701
Rule 701 under the Securities Act generally applies to stock options and restricted common stock granted by an issuer to its employees, directors, officers, consultants or advisors under a compensatory stock or option plan or other written agreement before the issuer becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than our “affiliates,” as defined in Rule 144, without compliance with its current public information and minimum holding period requirement of Rule 144 and by “affiliates” under Rule 144 without compliance with its minimum holding period requirement.
Stock Options and Shares Available for Issuance
As of March 31, 2021, there were 202,148 options and warrants issued and outstanding to purchase our stock, consisting of options to purchase 81,379 shares of common stock under the 2019 Plan; options to purchase 27,950 shares of common stock under the 2016 Plan; warrants to purchase 45,000 shares of common stock; and options to purchase 47,819 shares of common stock. An additional 102 shares can be issued under the 2016 Plan and 16,621 can be issued under the 2019 Plan.
Registration Statement on Form S-8
Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering all of the shares of our common stock subject to outstanding options and all the shares of our common stock available for issuance pursuant to awards under the 2016 Plan and the 2019 Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

SUPERVISION AND REGULATION
General
We are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage, and fiduciary activities. They also impose capital adequacy requirements and conditions on a bank holding company’s ability to pay dividends to its shareholders, to repurchase stock or to receive dividends from its subsidiary banks. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. We are required to file with the Federal Reserve quarterly and annual reports and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve conducts examinations of the Company and its subsidiaries. In addition, as a Utah state-chartered bank that is not a member of the Federal Reserve, the Bank is subject to primary regulation, supervision, and examination by the FDIC and the UDFI. The Bank’s deposits are insured by the FDIC through the DIF. Based on this deposit insurance function, the FDIC also has certain supervisory authority and powers over the Bank as well as all other FDIC insured institutions. As a Utah-chartered commercial bank, the Bank is also subject to certain provisions of Utah law and the supervision of the UDFI. Additionally, as a state-chartered bank that is not a member of the Federal Reserve System, the Bank is also subject to regulation and supervision by the FDIC. Both the UDFI and the FDIC conduct routine examinations of the Bank. The Company’s and the Bank’s regulators generally have broad discretion to impose restrictions and limitations on our operations. Bank regulation is intended to protect depositors and consumers and not shareholders. This supervisory framework could materially impact the conduct and profitability of our activities.
To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of applicable statutory and regulatory provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us, are difficult to ascertain. In addition to laws and regulations, bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance applicable to the Company or the Bank. A change in applicable laws, regulations or regulatory guidance, or in the manner such laws, regulations or regulatory guidance are interpreted by regulatory agencies or courts, may have a material effect on our business, operations, and earnings.
Regulation of FinWise Bancorp
We are registered as a bank holding company under the BHC Act and are subject to regulation and supervision by the Federal Reserve. The BHC Act, and the regulations promulgated by the Federal Reserve thereunder, require us to secure the prior approval of the Federal Reserve before we own or control, directly or indirectly, more than 5% of the voting shares or substantially all the assets of any bank, thrift, bank holding company or thrift holding company, or merge or consolidate with another bank or thrift holding company. Further, under the BHC Act, our activities and those of any nonbank subsidiary are limited to: (i) those activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident thereto, and (ii) investments in companies not engaged in activities closely related to banking, subject to quantitative limitations on the value of such investments. Prior approval of the Federal Reserve may be required before engaging in certain activities. In making such determinations, the Federal Reserve is required to weigh the expected benefits to the public, such as greater convenience, increased competition, and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company, such as the Company.
Under the BHC Act, “control” is conclusively presumed to exist if a company acquires 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise based on the facts and circumstances even with ownership below 5.00% up to 24.99% ownership. On September 30, 2020, the Federal Reserve’s final rule revising the Federal Reserve’s regulations related to determinations of whether a company has “control” over another company, including a bank holding company or a bank, for purposes of the BHC Act, became effective. The final rule created a tiered system of non-control presumptions based upon the percentage of any class of voting securities held by an acquirer and the presence of other indicia of control, The final rule’s four categories of tiered presumptions of non-control, based upon the percentage of ownership of any class of voting securities held by an acquirer, are (i) less than 5%, (ii) 5% to 9.99%, (iii) 10% to 14.99%, and (iv) 15% to 24.99%. By codifying the non-control presumptions, the final rule provides greater transparency with respect to the total level of equity, representative directors, management interlocks, limiting contractual provisions and business relationships that would be permissible to the Federal Reserve in order to avoid a determination of control. The Federal Reserve’s final rule applies to control determinations under the BHC Act, but does not apply to the Change in Bank Control Act.
The Change in Bank Control Act provides that a person, which includes a natural person or entity, directly or indirectly, has “control” of a bank or bank holding company if it (i) owns, controls, or has the power to vote 25% or more of the voting securities of the bank or bank holding company, (ii) controls the election of directors, trustees, or general partners of the company, (iii) has a controlling influence over the management or policies of the company, or (iv) conditions in any manner the transfer of 25% or more of the voting securities of the company upon the transfer of 25 % or more of the outstanding shares of any class of voting securities of another company. Accordingly, the Change in Bank Control Act requires that prior to the acquisition of any class of voting securities of a bank or bank holding company that prior notice to the Federal Reserve be provided, if, immediately after the transaction, the acquiring person (or persons acting in concert) will own, control, or hold the power to vote 25% or more of any class of voting securities of the bank or bank holding company. A rebuttable presumption of control arises under the Change in Bank Control Act where a person (or persons acting in concert) controls 10% or more (but less than 25%) of a class of the voting securities of a bank or bank holding (i) which has registered securities under the Exchange Act, such as the Company, or (ii) no other person owns, controls, or holds the power to vote a greater percentage of any class of voting securities immediately after the transaction. The Federal Reserve Board may require an investor to enter into passivity and, if other companies are making similar investments, anti-association commitments.
The BHC Act was substantially amended by the Gramm-Leach-Bliley Act, or the GLBA, which, among other things, permits a “financial holding company” to engage in a broader range of nonbanking activities, and to engage on less restrictive terms in certain activities than were previously permitted. These expanded activities include securities underwriting and dealing, insurance underwriting and sales, and merchant banking activities. To become a financial holding company, a bank holding company must certify that it and all depository institutions that it controls are both “well capitalized” and “well managed” (as defined by federal law), and that all subsidiary depository institutions have at least a “satisfactory” CRA rating. To date we have not elected to become a financial holding company and there are no current plans, to make such an election in the near future. If, however, there were a compelling reason to make such election in the future, the Company would consider making such election, which election would likely result in a change of the Company’s primary federal regulator to the Office of the Comptroller of Currency.
There are several restrictions imposed on us by law and regulatory policy that are designed to minimize potential loss to depositors and to the DIF in the event that a subsidiary depository institution should become insolvent. For example, Federal Reserve policy historically required a bank holding company to serve as a source of financial and managerial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so in the absence of the rule. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company’s failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve’s regulations or both. The Federal Reserve also has the authority under the BHC Act to require a bank holding company to terminate any activity or to relinquish control of a nonbank subsidiary upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.
As another example, the Federal Reserve’s Regulation Y requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the bank holding company’s consolidated net worth. In addition, Federal Reserve’s Supervisory Letter SR 09-4 requires that a bank holding company consult with the Federal Reserve in advance of repurchases of stock if, as a result of such repurchase, there is a net reduction of the outstanding amount of common stock or preferred stock outstanding at the beginning of the quarter in which the redemption or repurchase occurs. When informing Federal Reserve supervisory staff of redemptions and repurchases, including requests for approval of redemptions, a bank holding company may provide information either for a proposed transaction or for a number of transactions within a given quarter on its tier 1 capital composition. Such information would include the dollar amount and percentage breakdown of the bank holding company's tier 1 capital components (i.e., common equity, perpetual preferred stock, and other tier 1 capital instruments), as well as its regulatory capital ratios, at the beginning of the previous quarter and most recent four-quarter period, as well as pro forma changes to its capital composition and ratios resulting from its proposed redemptions or repurchases. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Any capital loan by a bank holding company to a subsidiary depository institution is subordinate in right of payment to deposits and certain other indebtedness of the institution. In addition, in the event of the bank holding company’s bankruptcy, any commitment made by the bank holding company to a federal banking regulatory agency to maintain the capital of its subsidiary depository institution(s) will be assumed by the bankruptcy trustee and entitled to a priority of payment.
The FDIA provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as a subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution, such as the Bank, fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the institution’s holding company, with respect to any extensions of credit they have made to such insured depository institution.
Regulation of FinWise Bank
The Bank is a Utah state-chartered commercial bank and the operations and investments of our Bank are subject to the supervision, examination, and reporting requirements of the UDFI and the FDIC. The UDFI supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The FDIC is the Bank’s primary federal regulatory agency. In addition, the Bank’s deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Bank.
The UDFI and the FDIC periodically examine the Bank’s operations and financial condition and compliance with federal consumer-protection laws. If, based on an examination of our Bank, the regulators should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank’s operations are unsatisfactory or that the Bank or our management is violating or has violated any law or regulation, various remedies are available to the regulators. Such remedies include the power to enjoin unsafe or unsound practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict growth, to assess civil monetary penalties, to remove officers and directors and ultimately to request the FDIC to terminate the Bank’s deposit insurance. As a Utah state-chartered commercial bank, the Bank is authorized by statute, subject to certain limitations, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of the Bank’s customers. Various state consumer laws and regulations also affect the operations of the Bank, including state usury laws, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, generally prohibits insured state-chartered institutions from conducting activities as principal that are not permitted for national banks.
Utah-chartered banks are required to pay supervisory assessments to the UDFI to fund its operations. The amount of the assessment paid by a Utah bank to the UDFI is calculated on an annual basis based on our average total assets for the prior year. During the year ended December 31, 2020, the Bank paid assessments to the UDFI totaling approximately $23,000.
Regulatory Relief Act
On May 24, 2018, President Trump signed into law the Regulatory Relief Act, which amends parts of the Dodd-Frank Act and other laws that involve regulation of the financial industry. While the Regulatory Relief Act keeps in place fundamental aspects of the Dodd-Frank Act’s regulatory framework, it does make regulatory changes that are favorable to depository institutions with assets under $10 billion, such as the Bank and to bank holding companies with total consolidated assets of less than $10 billion, such as the Company. The Regulatory Relief Act also makes changes to consumer mortgage and credit reporting regulations and to the authorities of the agencies that regulate the financial industry. Certain provisions of the Regulatory Relief Act favorable to the Company and the Bank require the federal banking agencies to either promulgate regulations or amend existing regulations, and it will likely take some time for these agencies to implement the necessary regulations.
Provisions That Are Favorable to Community Banks. There are several provisions in the Regulatory Relief Act that will have a favorable impact on community banks such as the Bank. These are briefly referenced below.
Increase in Small Bank Holding Company Policy Threshold. The Regulatory Relief Act directs the Federal Reserve to increase the asset threshold for qualifying for the Federal Reserve’s “Small Bank Holding Company Policy Statement”, or the Policy, from $1 billion to $3 billion. Small bank holding companies or SLHCs are excluded from the Policy if they are engaged in significant nonbanking activities, engaged in significant off-balance sheet activities, or have a material amount of debt or equity registered with the Securities and Exchange Commission. The Federal Reserve also retains the authority to exclude any bank holding company or SLHC from the Policy if such action is warranted for supervisory purposes. The Policy allows covered holding companies to operate with higher levels of debt than would normally be permitted, subject to certain restrictions on dividends and the expectation that the holding company will reduce its reliance on debt over time. Also, holding companies that are subject to the Policy are exempt from the Federal Reserve’s consolidated risk-based and leverage capital rules implementing Basel III and are instead subject to the capital requirements that had been in place before the U.S. implementation of the Basel III standards, which are generally less onerous. Holding companies subject to the Policy also have less extensive regulatory reporting requirements than larger organizations filing reports on a semi-annual rather than quarterly basis. Historically, the Federal Reserve has not usually deemed a bank holding company ineligible for application of this policy statement solely because its common stock is registered under the Exchange Act. However, there can be no assurance that the Federal Reserve will continue this practice, and accordingly this offering may result in the loss of the Company’s status as a small bank holding company for these purposes.
Increase in Asset Threshold for Qualifying for an 18-Month Examination Cycle. The Regulatory Relief Act increases the asset threshold for institutions qualifying for an 18-month on-site examination cycle from $1 billion to $3 billion in total consolidated assets.
Short Form Call Reports. The Regulatory Relief Act requires the federal banking agencies to promulgate regulations allowing an insured depository institution with less than $5 billion in total consolidated assets (and that satisfies such other criteria as determined to be appropriate by the agencies) to submit a short-form call report for its first and third quarters.
Capital Adequacy Guidelines
In December 2010, the Basel Committee on Banking Supervision released its final framework for strengthening international capital and liquidity regulation, or Basel III. Basel III requires banks to maintain a higher level of capital than previously required, with a greater emphasis on common equity. The Dodd-Frank Act imposed generally applicable capital requirements with respect to bank holding companies and their bank subsidiaries and mandated that the federal banking regulatory agencies adopt rules and regulations to implement the Basel III requirements.
In July 2013, the federal banking agencies adopted a final rule, or the Basel III Final Rule, implementing these standards. The Dodd-Frank Act additionally provides for countercyclical capital requirements so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Under the Basel III Final Rule, which implements this concept, banks must maintain a capital conservation buffer consisting of additional common equity Tier 1 capital equal to 2.5% of risk-weighted assets above each of the required minimum capital levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying certain discretionary bonuses. This new capital conservation buffer requirement began to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and increased by this amount each year until it was fully implemented at 2.5% in January 2019.

The Basel III minimum capital ratios, as applicable to the Company and the Bank in 2018 and 2019, with the full capital conservation buffer are summarized in the table below.
	Basel III Minimum for Capital Adequacy Purposes	Basel III Additional Capital Conservation Buffer	Basel III Ratio with Capital Conservation Buffer
Total Risk Based Capital (total capital to risk-weighted assets)	8.00%	2.50%	10.50%
Tier 1 Risk Based Capital (tier 1 to risk-weighted assets)	6.00%	2.50%	8.50%
Tier 1 Leverage Ratio (tier 1 to average assets)	4.00%	—%	4.00%
Common Equity Tier 1 Risk Based Capital (CET1 to risk-weighted assets)	4.50%	2.50%	7.00%
Common Equity Tier 1 Capital, or CET1, generally consists of common stock, retained earnings, certain qualifying capital instruments issued by consolidated subsidiaries, and Accumulated Other Comprehensive Income, subject to certain adjustments and deductions for items such as goodwill, other intangible assets, reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator. Tier 1 Capital generally consists of CET1 and qualifying preferred stock. The remainder of total capital, or Tier 2 Capital, may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) preferred stock not qualifying as Tier 1 Capital, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) certain subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total Capital is the sum of Tier 1 Capital and Tier 2 Capital. The Basel III Final Rule also includes minimum leverage ratio requirements for banking organizations, calculated as the ratio of Tier 1 Capital to adjusted average consolidated assets.
As discussed under “—Prompt Corrective Action,” depository institutions and depository holding companies with less than $10 billion in total consolidated assets, such as the Company and the Bank, will be deemed to satisfy both the leverage and risk-based capital requirements, provided they satisfy a new “Community Bank Leverage Ratio” required to be promulgated by the federal banking agencies.
For purposes of calculating risk-weighted assets, the Basel III Final Rule is designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance sheet exposures, and to minimize disincentives for holding liquid assets. Under this rule, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets, which reflect on- and off-balance sheet items.
For this purpose, certain off-balance sheet items are assigned certain credit conversion factors to convert them to asset-equivalent amounts to which an appropriate risk-weighting will apply. Those computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category. Exceptions include municipal or state revenue bonds, which have a 50% risk weighting, and direct obligations of the United States Treasury or obligations backed by the full faith and credit of the United States government, which have a 0% risk weighting. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are assigned a 100% credit conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) are assigned a 50% credit conversion factor. Short-term commercial letters of credit are assigned a 20% credit conversion factor, and certain short-term unconditionally cancelable commitments are assigned a 0% credit conversion factor.
As an additional means of identifying problems in the financial management of depository institutions, the federal banking regulatory agencies have established certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure, and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

On September 27, 2017, the federal banking agencies proposed a rule intended to reduce the regulatory compliance burden, particularly on community banking organizations, by simplifying several requirements in the Basel III-based capital rules. Specifically, the proposed rule simplifies the capital treatment for certain acquisition, development, and construction loans, mortgage servicing assets, certain deferred tax assets, investments in the capital instruments of unconsolidated financial institutions, and minority interest. In 2017, the federal banking agencies adopted an extension of the transition period for application of the Basel III-based capital rules to certain investments, effectively freezing the capital treatment of affected investments until the changes proposed in the September 2017 proposal are finalized and effective. In addition, the Regulatory Relief Bill addressed the capital treatment of certain acquisition, development and construction loans. See “—Commercial Real Estate Concentration Guidelines.”
In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms, which standards are commonly referred to as Basel IV. Among other things, these standards revise the Basel Committee’s standardized approach for credit risk (including the recalibration of the risk weights and the introduction of new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provides a new standardized approach for operational risk capital. Under the Basel framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Bank. The impact of Basel IV on us will depend on how it is implemented by the federal bank regulators.
Prompt Corrective Action
In addition to the required minimum capital levels described above, federal law establishes a system of “prompt corrective actions” that federal banking agencies are required to take, and certain actions that they have discretion to take, based upon the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution which is not adequately capitalized. Under the prompt corrective action rules, an institution is deemed “well capitalized” if its leverage ratio, Common Equity Tier 1 ratio, Tier 1 Capital ratio, and Total Capital ratio meet or exceed 5%, 6.5%, 8%, and 10%, respectively. An institution is deemed to be “adequately capitalized” or better if its leverage, Common Equity Tier 1, Tier 1, and Total Capital ratios meet or exceed the minimum federal regulatory capital requirements set forth in the Basel III Final Rule. An institution is “undercapitalized” if it fails to meet the minimum capital requirements. An institution is “significantly undercapitalized” if any one of its leverage, Common Equity Tier 1, Tier 1, and Total Capital ratios falls below 3%, 3%, 4%, and 6%, respectively, and “critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.
The Regulatory Relief Act requires the federal banking agencies to promulgate a rule establishing a new “Community Bank Leverage Ratio” of 8% to 10% for depository institutions and depository institution holding companies, including banks and bank holding companies, with less than $10 billion in total consolidated assets, such as the Company and the Bank. On September 17, 2019, the federal banking agencies jointly finalized a rule intending to simplify the regulatory capital requirements described above for qualifying community banking organizations that opt into the Community Bank Leverage Ratio framework, as required by Section 201 of the Regulatory Relief Act. On October 29, 2019, the federal banking agencies issued a final rule, which became effective on January 1, 2020, that implements the Community Bank Leverage Ratio framework. The Community Bank Leverage Ratio framework became available for banks to use beginning with their March 31, 2020 Call Reports (with flexibility for banking organizations to subsequently opt into or out of the Community Bank Leverage Ratio framework, as applicable). Under the final rule, is a qualifying community banking organization opts into the Community Bank Leverage Ratio framework and meets all requirements under the framework, it would be deemed in compliance with all other capital and leverage requirements: (1) the leverage and risk-based capital requirements promulgated by the federal banking agencies; (2) in the case of a depository institution, the capital ratio requirements to be considered “well capitalized” under the federal banking agencies’ “prompt corrective action” regime as described below; and (3) any other capital or leverage requirements to which the depository institution or holding company is subject, in each case, unless the appropriate federal banking agency determines otherwise based on the particular institution’s risk profile. In order to qualify for the Community Bank Leverage Ratio framework, a community banking organization must have a tier 1 leverage ratio of greater than 9%, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities.
Section 4012 of the CARES Act required that the Community Bank Leverage Ratio be temporarily lowered to 8%. The federal regulators issued a rule implementing the lower Community Bank Leverage Ratio effective April 23,

2020. The rule also established a two-quarter grace period for a qualifying institution whose leverage ratio falls below the 8% Community Bank Leverage Ratio requirement so long as the bank maintains a leverage ratio of 7% or greater. Another rule was issued to transition back to the 9% Community Bank Leverage Ratio by increasing the ratio to 8.5% for calendar year 2021 and 9% thereafter.
The Bank has elected to opt into the Community Bank Leverage Ratio framework.
The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions, including a prohibition on payment of dividends and a limitation on asset growth and expansion in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain “management fees” to any “controlling person.” Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including increased reporting burdens and regulatory monitoring; limitations on the institution’s ability to make acquisitions, open new branch offices, or engage in new lines of business; obligations to raise additional capital; restrictions on transactions with affiliates; and restrictions on interest rates paid by the institution on deposits. In certain cases, banking regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed to be “critically undercapitalized” and continues in that category for 90 days, the statute requires, with certain narrowly limited exceptions, that the institution be placed in receivership.
An insured depository institution’s capital level may have consequences outside the prompt corrective action regime. For example, only well-capitalized institutions may accept brokered deposits without restrictions on rates, while adequately capitalized institutions must seek a waiver from the FDIC to accept such deposits and are subject to rate restrictions. Well-capitalized institutions may be eligible for expedited treatment of certain applications, an advantage not available to other institutions. As of December 31, 2020 and March 31, 2021, the Bank was “well capitalized” according to the guidelines as generally discussed above. As a qualifying community banking organization that has opted in to the Community Bank Leverage Ratio framework, the Bank had a leverage ratio of 16.6% and 19.4%, as of December 31, 2020 and March 31, 2021, respectively.
Safety and Soundness Standards
The federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) asset growth; (v) earnings; and (vi) compensation, fees and benefits.
In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problem assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk.
Transactions with Affiliates and Insiders
We are subject to federal laws, such as Sections 23A and 23B of the Federal Reserve Act (the “FRA”), and the Federal Reserve’s implementing Regulation W, as made applicable to state non-member banks such as the Bank by Section 18(j) of the FDIA, that limit the size, number and terms of the transactions that depository institutions may engage in with their affiliates. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Under these provisions, covered transactions by a bank with nonbank affiliates (such as loans to or investments in an affiliate by the bank) must be on arms-length terms and generally be limited to 10% of the bank’s capital and surplus for all covered transactions with any one affiliate, and 20% of capital and surplus for all covered transactions with all affiliates. Any extensions of credit to affiliates, with limited exceptions, must be secured by eligible collateral in specified amounts. Banks are also prohibited from purchasing any “low quality” assets from an affiliate. The Dodd-Frank Act generally enhanced the restrictions on transactions with affiliates under

Section 23A and 23B of the FRA, including an expansion of the definition of “covered transactions” to include derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions and an increase in the period of time during which collateral requirements regarding covered credit transactions must be satisfied. The Federal Reserve has promulgated Regulation W, which codifies prior interpretations under Sections 23A and 23B of the FRA and provides interpretive guidance with respect to affiliate transactions. Affiliates of a bank include, among other entities, a bank’s bank holding company parent and companies that are under common control with the bank. We are considered to be an affiliate of the Bank.
We are also subject to restrictions on extensions of credit to our executive officers, directors, shareholders who own more than 10% of our common stock, and their related interests. Specifically, loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of the Bank, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% stockholders or which is controlled by those executive officers, directors or 10% stockholders, are subject to Sections 22(g) and 22(h) of the FRA and the Federal Reserve’s implementing Regulation O. Among other things, such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Loans to such persons and certain affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the institution’s loans-to-one-borrower limit. Federal regulations also prohibit loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and shareholders who own more than 10% of an institution, and their respective affiliates, unless such loans are approved in advance by a majority of the board of directors of the institution. Any “interested” director may not participate in the voting. Regulation O prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) and Regulation O identifies limited circumstances in which banks are permitted to extend credit to executive officers. Furthermore, we are prohibited from engaging in asset purchases or sales transactions with our officers, directors, or principal shareowners unless the transaction is on market terms and, if the transaction represents greater than 10% of the capital and surplus of the bank, a majority of the bank’s disinterested directors has approved the transaction.
Indemnification payments to any director, officer or employee of either a bank or a bank holding company are subject to certain constraints imposed by the FDIC.
Incentive Compensation
Federal banking agencies have issued guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that appropriately balance risk and rewards in a manner that does not encourage imprudent risk taking, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. In accordance with the Dodd-Frank Act, the federal banking agencies prohibit incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions (generally institutions that have over $1 billion in assets) and are deemed to be excessive, or that may lead to material losses.
The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The scope and content of the U.S. banking regulators’ policies on executive compensation may continue to evolve in the future. It presently cannot be determined whether compliance with such policies will adversely affect the Company’s ability to hire, retain and motivate its key employees.
Deposit Insurance
As an FDIC-insured institution, our deposits are insured up to applicable limits by the DIF of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Deposit insurance is mandatory. The Dodd-Frank Act raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.
We are required to pay assessments to the FDIC on a quarterly basis. The assessment amount is the product of multiplying the assessment base by the assessment amount. The assessment base against which the assessment rate is applied to determine the total assessment due for a given period is the depository institution’s average total consolidated assets during the assessment period less average tangible equity during that assessment period. Tangible equity is defined in the assessment rule as Tier 1 Capital and is calculated monthly, unless the insured depository institution has less than $1 billion in assets, in which case the insured depository institution calculates Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.
The FDIC’s methodology for setting assessments for individual banks has changed over time, although the broad policy is that lower-risk institutions should pay lower assessments than higher-risk institutions. The FDIC now uses a methodology, known as the “financial ratios method,” that began to apply on July 1, 2016, in order to meet requirements of the Dodd-Frank Act. The statute established a minimum designated reserve ratio for the DIF of 1.35% of the estimated insured deposits and required the FDIC to adopt a restoration plan should the reserve ratio fall below 1.35%. The FDIC had until September 3, 2020 to meet the 1.35% reserve ratio target, but it announced in November 2018 that the DIF had reached 1.36%, exceeding the 1.35% reserve ratio target. Because the reserve ratio exceeded the targeted 1.35% by the Dodd-Frank Act, two deposit assessment changes occurred under FDIC regulations: (i) surcharges on large banks ended, and the last surcharge on large banks was collected on December 28, 2018; and (ii) small banks were awarded assessment credits for the portion of their assessment that contributed to the growth in the reserve ratio from 1.15% to 1.35%, to be applied when the reserve ratio is at least 1.38%. The Bank’s assessment credit as calculated by the FDIC was $0 and was applied to the Bank’s September 2019 Quarterly Invoice for Deposit Insurance, and continued to be applied on a quarterly basis until it was exhausted on the Bank’s December 2019 Quarterly Invoice for Deposit Insurance. As of September 30, 2020, the FDIC announced that the ratio had declined to 1.30% due largely to consequences of the Covid-19 pandemic. The FDIC adopted a plan to restore the DIF to the 1.35% ratio within eight years but did not change its assessment schedule.
A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. We cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that an insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.
Regulatory Restrictions on Dividends
The Federal Reserve’s policy statement and supervisory guidance on the payment of cash dividends by a bank holding company, such as the Company, expresses the view that a bank holding company should generally pay cash dividends on common stock only to the extent that (1) the bank holding company’s net income available over the past year is sufficient to cover the cash dividend, (2) the rate of earnings retention is consistent with the organization’s expected future needs and financial condition, and (3) the minimum regulatory capital adequacy ratios are met. Should an insured depository institution controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators (in the case of the Bank, the FDIC) may choose to require prior Federal Reserve approval for any capital distribution by the bank holding company.
In addition, since we are a legal entity separate and distinct from the Bank and do not conduct stand-alone operations, an ability to pay dividends depends on the ability of the Bank to pay dividends to us and the FDIC and the UDFI may, under certain circumstances, prohibit the payment of dividends to us from the Bank.

Utah law places restrictions on the declaration of dividends by Utah state-chartered banks to their shareholders. Subject to certain other restrictions, before any dividend may be declared by the Bank, not less than 10% of the net profits of the Bank must be transferred to a surplus fund until the surplus equals 100% of the Bank’s capital stock. This may decrease any amount available for the payment of dividends in a particular period if the surplus funds for the Bank fail to comply with this limitation. The FDIC and the UDFI may, under certain circumstances, prohibit the payment of dividends to us from the Bank. Utah corporate law also requires that dividends can only be paid out of funds legally available therefor.
The Federal Reserve policy statement also provides that a bank holding company should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company’s capital structure. Bank holding companies also are required to consult with the Federal Reserve before materially increasing dividends. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. The Federal Reserve Board or the FRB could prohibit or limit the payment of dividends by a bank holding company if it determines that payment of the dividend would constitute an unsafe or unsound practice.
Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. On June 25, 2020, the Federal Reserve announced several capital assessment and related actions following its stress tests and sensitivity analyses to ensure large banks remain resilient despite the economic uncertainty related to the ongoing Covid-19 pandemic. Starting in the third quarter of 2020, the Federal Reserve is requiring large banks to preserve capital by suspending share repurchases, capping dividend payments, and limiting dividends based on recent income. The Federal Reserve is also requiring banks to re-evaluate their longer-term capital plans. Although these measures do not apply to the Company, the Company is monitoring the Federal Reserve’s evolving supervisory and regulatory responses to the Covid-19 pandemic in the event that similar supervisory expectations are imposed on banks with less than $10 billion in assets. It is our policy to retain earnings, if any, to provide funds for use in our business. We have never declared or paid dividends on our common stock.
The primary source of funds for the Company is dividends from the Bank. Utah law places restrictions on the declaration of dividends by Utah state-chartered banks to their shareholders. Subject to certain other restrictions, before any dividend may be declared by the Bank, not less than 10% of the net profits of the Bank must be transferred to a surplus fund until the surplus equals 100% of the Bank’s capital stock. This may decrease any amount available for the payment of dividends in a particular period if the surplus funds for the Bank fail to comply with this limitation. In addition, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank’s net income during the current calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the Federal Reserve. The Federal Reserve and the UDFI may, under certain circumstances, prohibit the payment of dividends to us from the Bank. Utah corporate law also requires that dividends can only be paid out of funds legally available therefor.
The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2020 and March 31, 2021. Approval of the Federal Reserve is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve, such as the Bank, if the total of all dividends declared by the bank in any calendar year would exceed the total of its retained net income for that year combined with its retained net income for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its undivided profits without regulatory and shareholder approval. The Bank is also prohibited under federal law from paying any dividend that would cause it to become undercapitalized.
Commercial Real Estate Concentration Guidelines
In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate loans. In addition, in December 2015, the federal bank agencies issued additional guidance entitled “Statement on Prudent Risk Management for Commercial Real Estate Lending.” Together, these guidelines describe the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total non-owner-occupied CRE (including construction) loans representing 300% or more of the institution’s capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk.
At March 31, 2021 and December 31, 2020, the Bank’s ratio of construction loans to total capital was 32.9% and 26.7%, respectively, its ratio of total non-owner occupied commercial real estate loans to total capital ratio was 0.2% and 0.3%, respectively, and, therefore, was under the 100% and 300% regulatory guideline thresholds set forth in clauses (iii) and (iv) above. As a result, we are not deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines.
Currently, loans categorized as “high-volatility commercial real estate” loans, or HVCRE loans, are required to be assigned a 150% risk weighting, and require additional capital support. HVCRE loans are defined to include any credit facility that finances or has financed the acquisition, development or construction of real property, unless it finances: 1-4 family residential properties; certain community development investments; agricultural land used or usable for, and whose value is based on, agricultural use; or commercial real estate projects in which: (i) the loan to value is less than the applicable maximum supervisory loan to value ratio established by the bank regulatory agencies; (ii) the borrower has contributed cash or unencumbered readily marketable assets, or has paid development expenses out of pocket, equal to at least 15% of the appraised “as completed” value; (iii) the borrower contributes its 15% before the bank advances any funds; and (iv) the capital contributed by the borrower, and any funds internally generated by the project, is contractually required to remain in the project until the facility is converted to permanent financing, sold or paid in full.
The Regulatory Relief Act prohibits federal banking agencies from assigning heightened risk weights to HVCRE exposures, unless the exposures are classified as HVCRE acquisition, development, and construction loans. The Federal banking agencies issued a proposal in September 2017 to simplify the treatment of HVCRE and to create a new category of commercial real estate loans—“high-volatility acquisition, development or construction,” or HVADC exposures—with a lower risk weight of 130%. A significant difference between the Regulatory Relief Act and the agencies’ HVADC proposal arises from the Regulatory Relief Act’s preservation of the exemption for projects where the borrower has contributed at least 15% of the real property’s appraised “as completed” value.
Community Reinvestment Act
The Community Reinvestment Act of 1977 and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices). In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “unsatisfactory.” An institution’s record in meeting the requirements of the CRA is based on a performance-based evaluation system, and is made publicly available and is taken into consideration in evaluating any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into nonbanking activities. Our Bank received a “satisfactory” rating in its most recent CRA evaluation.
On December 12, 2019, the OCC and the FDIC issued a joint proposal to revamp how the agencies will assess banks’ performance under the CRA. Among other changes, the proposal (i) expands the concept of assessment area to include geographies outside of a bank’s current assessment areas and in which the bank receives at least 5% of its retail deposits and (ii) introduces a series of objective tests for determining a bank's presumptive CRA rating.
While the OCC adopted a final rule on May 20, 2020 that was generally consistent with the proposed rule, the FDIC did not join in the final rule and has indicated it is not ready to adopt a final rule at this time, particularly in light of the ongoing Covid-19 pandemic. Members of Congress and community groups have expressed hostility to the new OCC rule, and have raised the possibility of repealing it through legislative action. In light of this uncertainty, and the fact that the FDIC has not yet taken action on new rule, it is impossible to predict the substance and timing of a revised CRA rule from the FDIC. The Company and the Bank will continue to monitor this proposal.

Bank Secrecy Act, Anti-Terrorism, Anti-Money Laundering Legislation and OFAC
The Bank is subject to the Bank Secrecy Act (the “BSA”) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering (“AML”) program that includes training and audit components, (ii) establishment of a “know your customer” program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash and suspicious activities reports for activity that might signify money laundering, tax evasion, or other criminal activities, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. AML rules and policies are developed by a bureau within the Financial Crimes Enforcement Network (“FinCEN”), but compliance by individual institutions is overseen by its primary federal regulator.
The Bank has established appropriate AML and customer identification programs. The Bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the BSA. The Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.
The Treasury Department’s Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries and persons, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of sanctions, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities. Banking regulators examine banks for compliance with the economic sanctions regulations administered by OFAC.
FinCEN issued a final rule regarding customer due diligence requirements for covered financial institutions in connection with their BSA and AML policies that became effective in May 2018. The final rule adds a requirement to understand the nature and purpose of customer relationships and identify the “beneficial owner” (25% or more ownership interest) of legal entity customers. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for bank mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.
Further, on January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related AML laws since the USA Patriot Act. Notable amendments include (1) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry, which requires corporate entities (generally, any corporation, limited liability company, or other similar entity with 20 or fewer employees and annual gross income of $5 million or less) to report beneficial ownership information to FinCEN (which will be maintained by FinCEN and made available upon request to financial institutions); (2) enhanced whistleblower provisions, which provide that one or more whistleblowers who voluntarily provide original information leading to the successful enforcement of violations of the anti-money laundering laws in any judicial or administrative action brought by the Secretary of the Treasury or the Attorney General resulting in monetary sanctions exceeding $1 million (including disgorgement and interest but excluding forfeiture, restitution, or compensation to victims) will receive not more than 30 percent of the monetary sanctions collected and will receive increased protections; (3) increased penalties for violations of the BSA; (4) improvements to existing information sharing provisions that permit financial institutions to share information relating to suspicious activity reports (SARs) with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and (5) expanded duties and powers of FinCEN. Many of the amendments, including those with respect to beneficial ownership, require the Department of Treasury and FinCEN to promulgate rules.
The Bank has implemented policies and procedures to comply with the foregoing requirements. Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.
Privacy and Data Security
Federal and state law contains extensive consumer privacy protection provisions. The GLBA and the implementing regulations issued by federal regulatory agencies require financial institutions (including banks, insurance agencies, and broker/dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. Specifically, the GLBA established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank is subject to such standards, as well as standards for notifying clients in the event of a security breach.
Consumer privacy protection continues to be an area of focus for state legislatures. Several states, including California, have recently adopted consumer privacy protection laws that impose compliance obligations with respect to safeguarding personally identifiable information. The Company continues to monitor states in which it has a physical presence with respect to consumer privacy protection compliance obligations.
Other federal and state laws and regulations affect the Bank’s ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact clients with marketing offers.
Like other lenders, the Bank uses credit bureau data in its underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act (the “FCRA”), and the FCRA also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates, and using affiliate data for marketing purposes. Similar state laws may impose additional requirements on the Bank.
Cybersecurity
Federal banking regulators, as well as the SEC and related self-regulatory organizations, regularly issue guidance regarding cybersecurity that is intended to enhance cybersecurity risk management among financial institutions. Recent cyber-attacks against banks and other financial institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking regulators to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet-based services. A financial institution also should have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution.
On December 15, 2020, the Federal Reserve, the OCC, and the FDIC issued a proposed rule that would impose new notification requirements for significant cybersecurity incidents. If adopted without substantial change, the proposed rule would require banking organizations to notify their primary federal regulator promptly, and not later than 36 hours after, the discovery of such incidents termed “computer-security incidents” that are “notification incidents.” This proposed rule would be in addition to existing statutory and regulatory obligations the Bank has for notification of security incidents, including those prescribed under the Interagency Guidelines Establishing Information Security Standards, BSA, and state laws and regulations.
The GLBA contains limitations on financial institutions’ ability to disclose nonpublic personal information about a consumer to nonaffiliated third parties, and in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom financial institutions disclose such information. Additionally, the GLBA requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities and to safeguard personal customer information. The collection, use, and protection of the information we obtain from our services as well as from third-party sources, is subject to laws and regulations in the United States. Accordingly, we publish our privacy policies and terms of service, which describe our practices concerning the use, transmission, and disclosure of information. information with third parties for marketing purposes unless previously agreed to by the consumer.
To control cyber-security risk, we maintain active information security programs that are designed to conform with Federal Financial Institutions Examination Council guidance. These information security programs are aligned with our operational risks and are overseen by executive management, and our board of directors. These programs involve the assessment of risks, continual monitoring and review of threats, the evaluation of the effectiveness of controls to mitigate risks, and review of incident response plans for each identified threat. We also utilize cybersecurity insurance that protects against certain losses, expenses, and damages associated with cybersecurity risk.
The Consumer Financial Protection Bureau
The Dodd-Frank Act created the Consumer Financial Protection Bureau (the “CFPB”), which is an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, nonbanks and others involved in extending credit to consumers. The CFPB has authority through rulemaking, orders, policy statements, guidance, and enforcement actions to administer and enforce federal consumer financial laws, to oversee several entities and market sectors not previously under the supervision of a federal regulator, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive, or abusive. The federal consumer financial laws and all the functions and responsibilities associated with them, many of which were previously enforced by other federal regulatory agencies, were transferred to the CFPB on July 21, 2011. While the CFPB has the power to interpret, administer, and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if such institutions have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.
Mortgage Loan Origination
The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act and the implementing final rule adopted by the CFPB, or the ATR/QM Rule, a financial institution may not make a residential mortgage loan to a consumer unless it first makes a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. In addition, the ATR/QM Rule limits prepayment penalties and permits borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage,” as defined by the CFPB. For this purpose, the ATR/QM Rule defines a “qualified mortgage” to include a loan with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under federal conservatorship or receivership, and loans eligible for insurance or guarantee by the Federal Housing Administration, Veterans Administration, or United States Department of Agriculture. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest only or negative amortization payments. The ATR/QM Rule specifies the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments. The ATR/QM Rule became effective in January 2014.
The Regulatory Relief Act provides that for certain insured depository institutions and insured credit unions with less than $10 billion in total consolidated assets, mortgage loans that are originated and retained in portfolio will automatically be deemed to satisfy the “ability to repay” requirement. To qualify for this, the insured depository institutions and credit unions must meet conditions relating to prepayment penalties, points and fees, negative amortization, interest-only features and documentation.
The Regulatory Relief Act directs Federal banking agencies to issue regulations exempting certain insured depository institutions and insured credit unions with assets of $10 billion or less from the requirement to establish escrow accounts for certain residential mortgage loans.

Insured depository institutions and insured credit unions that originated fewer than 500 closed-end mortgage loans or 500 open-end lines of credit in each of the two preceding years are exempt from a subset of disclosure requirements (recently imposed by the CFPB) under the Home Mortgage Disclosure Act, or HMDA, provided they have received certain minimum CRA ratings in their most recent examinations.
The Regulatory Relief Act also directs the OCC to conduct a study assessing the effect of the exemption described above on the amount of HMDA data available at the national and local level.
In addition, Section 941 of the Dodd-Frank Act amended the Exchange Act to require sponsors of asset-backed securities (“ABS”) to retain at least 5% of the credit risk of the assets underlying the securities and generally prohibits sponsors from transferring or hedging that credit risk. In October 2014, the federal banking regulatory agencies adopted a final rule to implement this requirement (the “Risk Retention Rule”). Among other things, the Risk Retention Rule requires a securitizer to retain not less than 5% of the credit risk of any asset that the securitizer, through the issuance of an ABS, transfers, sells, or conveys to a third party; and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain. In certain situations, the final rule allows securitizers to allocate a portion of the risk retention requirement to the originator(s) of the securitized assets, if an originator contributes at least 20% of the assets in the securitization. The Risk Retention Rule also provides an exemption to the risk retention requirements for an ABS collateralized exclusively by Qualified Residential Mortgages, or QRMs, and ties the definition of a QRM to the definition of a “qualified mortgage” established by the CFPB for purposes of evaluating a consumer’s ability to repay a mortgage loan. The federal banking agencies have agreed to review the definition of QRMs in 2019, following the CFPB’s own review of its “qualified mortgage” regulation. For purposes of residential mortgage securitizations, the Risk Retention Rule took effect on December 24, 2015. For all other securitizations, the rule took effect on December 24, 2016.
Short-Term, Small-Dollar Installment Lending
On July 22, 2020, the CFPB issued its final small dollar loan rule related to payday, vehicle title and certain high cost installment loans (“Small Dollar Rule”). The Small Dollar Rule became fully effective on October 20, 2020. Specifically, the CFPB revoked provisions that: (i) provide that it is an unfair and abusive practice for a lender to make a covered short-term or longer-term balloon-payment loan, including payday and vehicle title loans, without reasonably determining that consumers have the ability to repay those loans according to their terms; (ii) prescribe mandatory underwriting requirements for making the ability-to-repay determination; (iii) exempt certain loans from the mandatory underwriting requirements; and (iv) establish related definitions, reporting, and recordkeeping requirements. However, no lenders are required to comply until either November 19, 2020 or until the court in litigation challenging the Small Dollar Rule lifts its stay of the compliance date.
The federal banking agencies also issued interagency guidance on May 20, 2020 to encourage banks, savings associations, and credit unions to offer responsible small-dollar loans to customers for consumer and small business purposes.
Examination Guidance for Third-Party Lending
On July 29, 2016, the FDIC issued revised examination guidance related to third-party lending relationships (e.g., lending arrangements that rely on a third party to perform a significant aspect of the lending process). This guidance generally requires that financial institutions, including the Bank, ensure that risks related to such third-party lending relationships are evaluated, including the type of lending activity, the complexity of the lending program, the projected and realized volume created by the relationship, and the number of third-party lending relationships the institution has in place.
The Volcker Rule
In December, 2013, five federal financial regulatory agencies, including the Federal Reserve, adopted final rules implementing the so-called “Volcker Rule” embodied in Section 13 of the BHC Act, which was added by the Dodd-Frank Act. In general, the Volcker Rule prohibits banking entities from (1) engaging in short-term proprietary trading for their own accounts, and (2) having certain ownership interests in, and relationships with, hedge funds or private equity funds, or covered funds. The Volcker Rule is intended to provide greater clarity with respect to both the extent of those primary prohibitions and the related exemptions and exclusions.
The Regulatory Relief Act creates an exemption from prohibitions on propriety trading, and relationships with certain investment funds for banking entities with (i) less than $10 billion in total consolidated assets, and (ii) trading assets and trading liabilities less than 5% of its total consolidated assets. Currently, all banks are subject to these prohibitions pursuant to the Dodd-Frank Act. Any insured depository institution that is controlled by a company that itself exceeds these $10 billion and 5% thresholds would not qualify for the exemption. In addition, the Regulatory Relief Act eases certain Volcker Rule restrictions on all bank entities, regardless of size, for simply sharing a name with hedge funds and private equity funds they organize. While the Company would be exempt from the prohibition on proprietary trading pursuant to the Regulatory Relief Act, currently, the Company does not have any ownership interest in, or relationships with, hedge funds or private equity funds, or covered funds, or engage in any activities that would have previously subjected it to the Volcker Rule.
Other Provisions of the Dodd-Frank Act
The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape. In addition to the reforms previously mentioned, the Dodd-Frank Act also:
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requires bank holding companies and banks to be both well capitalized and well managed in order to acquire banks located outside their home state and requires any bank holding company electing to be treated as a financial holding company to be both well managed and well capitalized;

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eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and

•	repeals Regulation Q, the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various agencies, the full extent of the impact such requirements will have on financial institutions’ operations is unclear.
Federal Home Loan Bank Membership
The Bank is a member of the FHLB. Each member of the FHLB is required to maintain a minimum investment in the Class B stock of the FHLB. The Board of Directors of the FHLB can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLB depends entirely upon the occurrence of a future event, we presently are unable to determine the extent of future required potential payments to the FHLB. Additionally, if a member financial institution fails, the right of the FHLB to seek repayment of funds loaned to that institution will take priority (a super lien) over the rights of all other creditors.
Other Laws and Regulations
Our operations are subject to several additional laws, some of which are specific to banking and others of which are applicable to commercial operations generally. For example, with respect to our lending practices, we are subject to the following laws and regulations, among several others:
•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
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HMDA, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
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Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Practices Act, governing how consumer debts may be collected by collection agencies;
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Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows for loans secured by one-to-four family residential properties;

•	Rules and regulations established by the National Flood Insurance Program;
•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.
Our deposit operations are subject to federal laws applicable to depository accounts, including:
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Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;
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Electronic Funds Transfer Act and Regulation E of the Federal Reserve, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.
We are also subject to a variety of laws and regulations that are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating our own property, we are subject to regulations and potential liabilities under state and federal environmental laws. In addition, we must comply with privacy and data security laws and regulations at both the federal and state level.
We are heavily regulated by regulatory agencies at the federal and state levels. Like most of our competitors, we have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us, as well as for the financial services industry in general.
Enforcement Powers
The federal regulatory agencies have substantial penalties available to use against depository institutions and certain “institution-affiliated parties.” Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys, accountants, and others who participate in the conduct of the financial institution’s affairs. An institution can be subject to an enforcement action due to the failure to timely file required reports, the filing of false or misleading information, or the submission of inaccurate reports, or engaging in other unsafe or unsound banking practices.
The Financial Institution Reform Recovery and Enforcement Act provided regulators with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties and to terminate an institution’s deposit insurance. It also expanded the power of banking regulatory agencies to issue regulatory orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification, or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, bank holding companies, and their respective subsidiaries by the appropriate regulatory agency.
The UDFI also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.
Government and Regulatory Response to the Covid-19 Pandemic
The onset of the Covid-19 pandemic in the United States has in certain respects, at least temporarily, impacted the Company’s operations and risk management and resulted in changes to its safety and soundness regulation. For instance, the federal banking agencies have encouraged banking organizations to work constructively and prudently with borrowers impacted by the Covid-19 pandemic in order to meet the borrowers’ financial needs. Guidance published by the Federal Reserve encourages banking organizations to consider undertaking a variety of efforts during a major disaster or national emergency such as the Covid-19 pandemic, including: waiving ATM, overdraft, and late fees, as well as early withdrawal penalties on time deposits; increasing ATM daily cash withdrawal limits; easing credit terms for new loans; increasing credit limits for creditworthy customers; offering payment accommodations such as allowing loan customers to defer or skip some payments or extending payment due dates, which would avoid delinquencies and negative credit bureau reporting caused by disaster-related disruptions; and conducting a review of an affected borrower’s financial condition in an effort to implement a prudent loan workout arrangement. The federal banking agencies have stated that they will not criticize a banking organization that implements prudent loan workouts for affected customers even if the restructured loans result in adverse classifications or credit risk downgrades. In addition, the agencies temporarily suspended examination activity in the second quarter of 2020 to allow banking organization to focus on the needs of their customers and revised examination guidance to require examiners to consider, in conducting supervisory assessments, whether banking organizations have taken appropriate actions in response to the stress caused by the Covid-19 pandemic and managed associated risk appropriately. Consistent with the regulators’ guidance, the Company has and continues to work with its customers during the Covid-19 pandemic to provide them with greater access to their funds, waive certain fees and provide short-term payment deferrals for borrowers requiring assistance.
In response to the Covid-19 pandemic, Congress, through the enactment of the CARES Act, and the federal banking agencies, though rulemaking, interpretive guidance and modifications to agency policies and procedures, have taken a series of actions to address regulatory capital, liquidity risk management, financial management and reporting, and operational considerations for banking organizations. Notable developments not otherwise discussed above include the following.
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On March 15, 2020, the Federal Reserve issued a statement encouraging banks to use their capital and liquidity buffers to lend to households and businesses impacted by the Covid-19 pandemic. The following day, the Federal Reserve issued a statement encouraging banks to access the Federal Reserve’s discount window to assist with capital and liquidity management in light of the increased credit needs of banking customers.

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The Bank is also typically required by the Federal Reserve to maintain in reserves certain amounts of vault cash and/or deposits with the Federal Reserve, however, in response to the Covid-19 pandemic, this requirement has been eliminated until further notice.

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Section 4013 of the CARES Act provides financial institutions the option to suspend the application of GAAP to any loan modification related to Covid-19 from treatment as a TDR for the period between March 1, 2020 and the earlier of (i) 60 days after the end of the national emergency proclamation or (ii) December 31, 2020. Section 541 of the Consolidated Appropriations Act, 2021, amended Section 4013 of the CARES Act to extend this relief to the earlier of (i) 60 days after the end of the national emergency proclamation or (ii) January 1, 2022. A financial institution may elect to suspend GAAP only for a loan that was not more than 30 days past due as of December 31, 2019. In addition, the temporary suspension of GAAP does not apply to any adverse impact on the credit of a borrower that is not related to Covid-19. The suspension of GAAP is applicable for the entire term of the modification, including an interest rate modification, a forbearance agreement, a repayment plan, or other agreement that defers or delays the payment of principal and/or interest. Accordingly, a financial institution that elects to suspend GAAP should not be required to increase its reported TDRs at the end of the period of relief, unless the loans require further modification after the expiration of that period.

For additional information regarding actions taken by regulatory agencies to provide relief to consumers who have been adversely impacted by the ongoing Covid-19 pandemic, see the discussion below under “Risk Factors—Risks Related to Covid-19 Pandemic and Associated Economic Slowdown.”
Future Legislation and Regulation
Regulators have increased their focus on the regulation of the financial services industry in recent years, leading in many cases to greater uncertainty and compliance costs for regulated entities. Proposals that could substantially intensify the regulation of the financial services industry have been and may be expected to continue to be introduced in the United States Congress, in state legislatures, and by applicable regulatory authorities. These proposals may change banking statutes and regulations and our operating environment in substantial and unpredictable ways. If enacted, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of these proposals will be enacted and, if enacted, the effect that these proposals, or any implementing regulations, would have on our business, results of operations, or financial condition.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock relevant to “Non-U.S. Holders,” as defined below, who acquire our common stock in this offering and hold it as a capital asset. This summary is based on the provisions of the Internal Revenue Code and applicable Treasury Regulations thereunder, judicial rulings, administrative pronouncements and decisions as of the date of this prospectus, all of which are subject to change or may be subject to differing interpretations at any time with possible retroactive effect. We have not sought and do not plan to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.
This summary is for general information purposes and does not address all U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
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persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Internal Revenue Code);

•
persons in special situations, such as those that have elected to mark securities to market or that hold our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or those that have acquired shares of common stock as compensation or otherwise in connection with the performance of services;

•	banks, insurance companies, and other financial institutions;
•	investment funds, brokers, dealers or traders in securities;
•	corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	regulated investment companies or real estate investment trusts;
•	“controlled foreign corporations” or “passive foreign investment companies;”
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code; and
•
tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
This summary is limited to Non-U.S. Holders who will hold our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code and does not discuss any tax considerations other than U.S. federal income tax and certain U.S. federal estate tax considerations. Each potential Non-U.S. Holder should consult its own tax advisor regarding the application of U.S. federal income and estate tax laws and the consequences of state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

Non-U.S. Holder Defined
For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is:
•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate;
•	a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia);
•	an estate other than an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
•
a trust other than a trust: (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

Distributions
As discussed above, we do not currently expect to pay dividends. If we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock, any such distribution generally will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first constitute a tax-free return of the Non-U.S. Holder’s investment, on a share-by-share basis that is applied against and reduces, but not below zero, such Non-U.S. Holder’s adjusted tax basis in the common stock of such person. Any remaining excess will be treated as capital gain realized from the sale or exchange of our common stock as described below under “—Gain on Disposition of Common Stock.”
Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Foreign Accounts” and the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. In order to receive a reduced treaty withholding tax rate and to avoid backup withholding, as described below, a Non-U.S. Holder must furnish a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) prior to the payment of the dividend certifying under penalties of perjury that the Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty. A Non-U.S. Holder that holds our common stock through a financial institution or other agent will be required to provide appropriate documentation to the financial institution or other agent, which then will be required to provide certification to us or our paying agent either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced income tax treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying under penalties of perjury that the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained in the United States).
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that also apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock
Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock (including a redemption treated as a sale or exchange rather than a distribution for United States federal income tax purposes) unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•
we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period for our common stock, or the relevant period, and the Non-U.S. Holder (i) disposes of our common stock during a calendar year when our common stock is not regularly traded on an established securities market or (ii) owned (directly, indirectly, and constructively) more than 5% of our common stock at any time during the relevant period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that also apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder timely files a U.S. federal income tax returns with respect to such losses.
Gain from a disposition of our common stock described in the third bullet point above will be subject to tax generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply. We believe we currently are not, and we do not anticipate becoming, a USRPHC; however, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends and the payment of the proceeds from the sale of shares or our common stock effected at a U.S. office of a broker on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury regulations, or otherwise establishes an exemption.
However, we are required to file information returns with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of dividends on our common stock to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders.
As initially enacted, beginning on January 1, 2019, a withholding tax of 30% would have also applied to the gross proceeds of a disposition of our stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above had been met or another exception applied. However, the United States Treasury Department has subsequently issued proposed Treasury regulations that, when finalized, will provide for the elimination of the 30% withholding tax that would have applied to all payments of gross proceeds from the sale, exchange or other disposition of our stock. The preamble to the proposed regulations provided that taxpayers may generally rely upon these proposed regulations until the issuance of final regulations takes place.
Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules than those described above. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of such taxes and might be required to file a U.S. federal income tax return to claim such refunds or credits. Investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our stock.
U.S. Federal Estate Tax
The estate of a nonresident alien individual decedent is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent at the time of the decedent’s death, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. An estate tax credit is available to reduce the net tax liability of a nonresident alien’s estate, but the estate tax credit for a nonresident alien is generally much smaller than the credit available against the estate tax of a U.S. resident. Nonresident aliens should consult their personal tax advisors regarding the U.S. federal estate tax consequences of owning our common stock.
THIS DISCUSSION IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, TAX ADVICE. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING
We and the selling shareholder are offering the shares of common stock described in the prospectus in an underwritten offering in which we, the selling shareholder and Piper Sandler & Co. and UBS Securities LLC, as representatives of the underwriters named below, will enter into an underwriting agreement with respect to the shares of common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter named below has agreed, severally and not jointly, to purchase from us and the selling shareholder, and we and the selling shareholder have agreed, severally and not jointly, to sell, the number of shares of common stock set forth opposite its name in the following table:
Name	Number of Shares
Piper Sandler & Co.
UBS Securities LLC

Total
The underwriters are offering the shares of our common stock subject to a number of conditions, including (among other things) that the representations and warranties made by us and the selling shareholder to the underwriters in the underwriting agreement are true, that there is no material adverse change in the financial markets, that we and the selling shareholder deliver customary closing documents and legal opinions to the underwriters and receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “—Electronic Distribution.”
Underwriting Discount
The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $    per share. If all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.
The following table shows the initial public offering price per share and total underwriting discount that we will pay to the underwriters and the proceeds we and the selling shareholder will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.
	Per Share	Total Without Option to Purchase Additional Shares	Total With Option to Purchase Additional Shares
Price to public
Underwriting discount
Proceeds to us, before expenses
Proceeds to selling shareholder, before expenses
We and the selling shareholder estimate that the total expenses of the offering payable by us, including our reimbursement of the underwriters of an agreed upon amount, for their out-of-pocket expenses incurred in connection with this offering, and excluding the underwriting discount, will be approximately $    . In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.
Option to Purchase Additional Shares
We have granted the underwriters an option to purchase up to     additional shares of our common stock, at the initial public offering price less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.
Lock-Up Agreements
We, our executive officers and directors, the selling shareholder, and certain other current shareholders are entering into lock-up agreements with the underwriters. In addition, our employees are subject to lock-up agreements and other restrictions under our equity award agreements pursuant to which they may not transfer or sell any shares of our common stock in connection with our initial public offering. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives and subject to certain exceptions:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition;

•	make any demand or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;
•
enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

•	publicly disclose any intention to do any of the foregoing.
These restrictions are subject to customary exceptions and will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.
These restrictions will apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. They also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock.
Pricing of the Offering
Prior to this offering, there has been no established public market for our common stock. The initial public offering price was determined by negotiations among us, the selling shareholder and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock were our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.
Exchange Listing
We have applied to list our common stock for listing on the Nasdaq Global Market under the symbol “FINW.”

Indemnity
We and the selling shareholder have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.
Price Stabilization, Short Positions and Penalty Bids
To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may, but are not obligated to, engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:
•	stabilizing transactions;
•	short sales; and
•	purchases to cover positions created by short sales.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.
As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover short positions or to stabilize the price of our common stock.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation, and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals, and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees, and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS
Various legal matters in connection with this offering will be passed on for us by Kramer Levin Naftalis & Frankel LLP, New York, New York, and Kirton McConkie P.C., Salt Lake City, Utah. Various legal matters in connection with this offering will be passed upon for the seller shareholder by    . Hunton Andrews Kurth LLP, Dallas, Texas, is acting as counsel for the underwriters in this offering.

EXPERTS
The consolidated financial statements of Finwise Bancorp and subsidiary as of December 31, 2020 and 2019, and for the years then ended included in this prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC under the Securities Act with respect to our common stock, does not contain all the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of our common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s website at www.sec.gov.
Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and obtain copies of these reports and proxy and information statements and other information at the physical and Internet addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.
We also maintain a website at www.finwisebancorp.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not rely on any such information in making your decision whether to purchase our securities.

FinWise Bancorp
Consolidated Balance Sheets (Unaudited)
(in thousands, except share and par value amounts)
	March 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents
Cash and due from banks	$397	$405
Interest bearing deposits	73,825	46,978
Total cash and cash equivalents	74,222	47,383
Investment securities held to maturity, at amortized cost	1,670	1,809
Investment in Federal Home Loan Bank (FHLB) stock, at cost	378	205
Loans receivable, net	201,136	232,074
Strategic Program loans held-for-sale, at lower of cost or fair value	37,847	20,948
Premises and equipment, net	1,488	1,264
Accrued interest receivable	1,395	1,629
Deferred taxes, net	670	452
SBA servicing asset	3,074	2,415
Investment in Business Funding Group (BFG), at fair value	3,873	3,770
Other assets	4,300	5,566
Total assets	$330,053	$317,515

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Noninterest bearing	$100,809	$88,067
Interest bearing	87,702	76,409
Total deposits	188,511	164,476
Accrued interest payable	218	195
Income taxes payable, net	2,847	709
PPP Liquidity Facility	79,704	101,007
Other liabilities	6,463	5,256
Total liabilities	277,743	271,643

Commitments and contingencies (Note 7)

Shareholders' equity
Preferred stock, $.001 par value, 5,000,000 authorized; no shares issued and outstanding as of March 31, 2021 and December 31, 2020	—	—
Common stock, $.001 par value, 20,000,000 shares authorized; 1,452,685 and 1,443,389 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	1	1
Additional paid-in-capital	18,008	16,861
Retained earnings	34,301	29,010
Total shareholders' equity	52,310	45,872
Total liabilities and shareholders' equity	$330,053	$317,515
The accompanying notes are an integral part of these consolidated financial statements.

FinWise Bancorp
Consolidated Statements of Income (Unaudited)
(in thousands, except share and per share amounts)
	Three Months Ended March 31,
	2021	2020
Interest income
Interest and fees on loans	8,790	$7,865
Interest on securities	6	4
Other interest income	10	170
Total interest income	8,806	8,039

Interest expense
Interest on deposits	297	434
Interest on PPP Liquidity Facility	75	—
Total interest expense	372	434
Net interest income	8,434	7,605

Provision for loan losses	633	3,814
Net interest income after provision for loan losses	7,801	3,791

Non-interest income
Strategic Program fees	2,953	2,606
Gain on sale of loans	2,603	1,013
SBA loan servicing fees	152	275
Change in fair value on investment in BFG	360	—
Other miscellaneous income	11	17
Total non-interest income	6,079	3,911

Non-interest expense
Salaries and employee benefits	4,895	4,006
Occupancy and equipment expenses	194	143
Other operating expenses	1,574	1,139
Total non-interest expense	6,663	5,288
Income before income tax expense	7,217	2,414

Provision for income taxes	1,926	600
Net income	$5,291	$1,814

Earnings per share, basic	$3.66	$1.25
Earnings per share, diluted	$3.55	$1.24

Weighted average shares outstanding, basic	1,348,531	1,335,821
Weighted average shares outstanding, diluted	1,389,295	1,341,392
The accompanying notes are an integral part of these consolidated financial statements.

FinWise Bancorp
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
(in thousands, except share amounts)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2020	1,451,626	$1	$15,282	$17,812	$33,095
Stock-based compensation	—	—	704	—	704
Stock options exercised	5,796	—	82	—	82
Net income	—	—	—	1,814	1,814
Balance at March 31, 2020	1,457,422	$1	$16,068	$19,626	$35,695
Stock-based compensation	—	—	375	—	375
Issuance of warrants to BFG	—	—	50	—	50
Repurchase of restricted stock	(12,295)	—	(268)	—	(268)
Repurchase of common stock	(1,738)	—	(41)	—	(41)
Net income	—	—		1,078	1,078
Balance at June 30, 2020	1,443,389	$1	$16,184	$20,704	$36,889
Stock-based compensation	—	—	350	—	350
Net income	—	—	—	3,690	3,690
Balance at September 30, 2020	1,443,389	$1	$16,534	$24,394	$40,929
Stock-based compensation	—	—	327	—	327
Net income	—	—	—	4,616	4,616
Balance at December 31, 2020	1,443,389	$1	$16,861	$29,010	$45,872
	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2021	1,443,389	$1	$16,861	$29,010	$45,872
Stock-based compensation	—	—	981	—	981
Stock options exercised	9,296	—	166	—	166
Net income	—	—	—	5,291	5,291
Balance at March 31, 2021	1,452,685	$1	$18,008	$34,301	$52,310
The accompanying notes are an integral part of these consolidated financial statements.

FinWise Bancorp
Consolidated Statements of Cash Flows (Unaudited)
(in thousands)
	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income	$5,291	$1,814

Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	311	99
Provision for loan losses	633	3,814
Net amortization (accretion) in securities discounts and premiums	7	(2)
Capitalized servicing assets	(899)	(213)
Gain on sale of SBA loans, net	(2,603)	(1,013)
Originations of Strategic Program loans held for sale	(955,539)	(635,301)
Proceeds on Strategic Program loans held for sale	938,640	649,769
Change in fair value of BFG	(360)	—
Stock-based compensation expense	981	704
Deferred income tax expense	(218)	—
Net changes in:
Accrued interest receivable	234	(110)
Accrued interest payable	23	2
Other assets	1,266	1,212
Other liabilities	3,345	1,813
Net cash (used in) provided by operating activities	(8,888)	22,588

Cash flows from investing activities:
Net decrease in loans receivable	32,908	7,818
Distributions of BFG	257	55
Purchase of bank premises and equipment	(295)	(80)
Proceeds from maturities and paydowns of securities held to maturity	132	31
Purchases of securities held to maturity	—	(1,745)
Purchase of FHLB stock	(173)	—
Net cash provided by investing activities	32,829	6,079

Cash flows from financing activities:
Net increase (decrease) in deposits	24,035	(674)
Proceeds from exercise of stock options	166	82
Proceeds from PPP Liquidity Facility	5,558	—
Repayment of PPP Liquidity Facility	(26,861)	—
Net cash provided by (used in) financing activities	2,898	(592)

Net change in cash and cash equivalents	26,839	28,075
Cash and cash equivalents, beginning of the period	47,383	34,779
Cash and cash equivalents, end of the period	$74,222	$62,854

Supplemental disclosures of cash flow information:
Cash paid during the period
Income taxes	$1,926	$600
Interest	$349	$432
The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies
Nature of business and organization – FinWise Bancorp is a Utah Corporation headquartered in Murray, Utah and operates all business activities through its wholly-owned banking subsidiary, FinWise Bank, dba Utah Community Bank. Utah Community Bank was incorporated in the state of Utah on May 7, 1999. All West Bancorp was incorporated in the state of Utah on October 22, 2002, after which, it acquired 100% of Utah Community Bank. As of March 4, 2016, Utah Community Bank’s articles of incorporation were amended to rename the entity FinWise Bank. As of March 15, 2021, All West Bancorp’s articles of incorporation were amended and restated to rename the entity FinWise Bancorp. References herein to “FinWise Bancorp,” “Bancorp” or the “holding company,” refer to FinWise Bancorp on a standalone basis. The word “Company” refers to FinWise Bancorp and FinWise Bank collectively and on a consolidated basis. References to the “Bank” refer to FinWise Bank on a standalone basis.
The Bank is an independent bank that provides a full range of banking services to individual and corporate customers. The Bank’s primary source of revenue is from loans including Small Business Administration (SBA), commercial, commercial real estate, residential real estate, and consumer. The Bank also has established Strategic Programs with various third-party loan origination platforms that use technology to streamline the origination of unsecured consumer and secured or unsecured business loans to borrowers within certain approved credit profiles. The Bank earns monthly program fees based on the volume of loans originated in these Strategic Programs, as well as interest during the time the Bank holds the loans.
The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those agencies.
Basis of presentation – In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments considered necessary to present fairly the consolidated balance sheet as of March 31, 2021, and the consolidated statements of income for the three months ended March 31, 2021 and 2020 and the consolidated statements of cash flows for the three months ended March 31, 2021 and 2020. All of these adjustments are of a normal, recurring nature. Such adjustments are the only adjustments included in the unaudited condensed consolidated financial statements. Interim results are not necessarily indicative of results for a full year or any other period. The consolidated balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements contained in the Company’s registration statement on Form S-1. A description of the significant accounting policies followed by the Company are as set forth in Note 1 of the Notes to the audited Consolidated Financial Statements in the Company’s registration statement on Form S-1.
The accompanying unaudited consolidated financial statements have been prepared in a condensed format and therefore do not include all information and footnotes required by generally accepted accounting principles (GAAP) in the United States of America for complete financial statements, which are included in the Company’s audited consolidated financial statements and which should be read in conjunction with the interim unaudited condensed financial statements. The information furnished in these interim unaudited and condensed financial statements reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results of such period.
The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the current period presentation. The reclassifications had no effect on net income or shareholders’ equity.
COVID-19 – On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. Local and national governments and regulatory authorities have systematically implemented remedial measures to try to slow and curb the spread of COVID-19, including business closures and operating restrictions, travel bans, shelter in place, stay home, and similar directives and orders. In response to the COVID-19 pandemic and in adherence with state and local guidelines, the Company has implemented the business continuity plan and other measures and activities to protect the Company’s employees and, at the same time, to assist the Company’s clients and the communities of which the Company is a part, including remote working for the majority of the Company’s employees, increased mobile banking and electronic transaction options for clients, payment deferral assistance to commercial and consumer borrowers, and participation in the SBA’s Paycheck Protection Program (“PPP”) for loans to qualifying small businesses.
On March 22, 2020, the federal banking agencies issued an “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus”. This guidance encourages financial institutions to work prudently with borrowers that may be unable to meet their contractual obligations because of the effects of COVID-19. The guidance goes on to explain that in consultation with the Financial Accounting Standards Board (“FASB”) staff that the federal banking agencies concluded that short-term modifications (e.g., six months) made on a good faith basis to borrowers who were current as of the implementation date of a relief program are not troubled debt restructurings (“TDRs”).
The Coronavirus Aid, Relief and Economic Security (“CARES”) Act was passed by Congress on March 27, 2020. The CARES Act also addressed COVID-19 related modifications and specified that COVID-19 related modifications on loans that were current as of December 31, 2019 are not TDRs. The Bank has applied this guidance related to payment deferrals and other COVID-19 related loan modifications.
The CARES Act also included a total allocation of $659 billion for loans to be issued by financial institutions through the Small Business Administration (“SBA”). This program is known as the Paycheck Protection Program (“PPP”). PPP loans are forgivable, in whole or in part, if the proceeds are used for eligible payroll costs and other permitted purposes in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.00%. PPP loans originated prior to June 5, 2020 have a term of two years, while PPP loans originated on or after June 5, 2020 have a term of five years. Payments are deferred for at least the first six months of the loan and the loans are 100% guaranteed by the SBA. The SBA pays the originating bank a processing fee ranging from 1% to 5%, based on the size of the loan. During the year ended December 31, 2020, the Company originated 700 PPP loans for a total principal amount of $126.6 million. At March 31, 2021 and December 31, 2020, net deferred loan fees related to PPP loans totaled $1.0 million and $1.9 million, respectively, which will be recognized over the life of the loans and as borrowers are granted forgiveness. Participation in the PPP will likely have a positive impact on the Company’s financial position and results of operations as this fee income is recognized over the term of the PPP loans. As of March 31, 2021, PPP borrowers have applied for and received forgiveness from the SBA for $60.6 million of PPP loan principal and have made $0.2 million of principal payments. Borrowers made payments to their PPP loans before the forgiveness was received resulting in $0.1 million in refunds leaving $65.9 million of PPP loan principal outstanding. The loan forgiveness resulted in an acceleration of deferred loan fees of $0.7 million for the three months ended March 31, 2021 and $0.4 million for the year ended December 31, 2020.
Significant accounting policies – There have been no material changes to the Company’s significant accounting policies as described in its audited consolidated financial statements and the accompanying notes for the year ended December 31, 2020.
Accounting pronouncements to be adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous GAAP. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The guidance was initially effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. However, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, delaying the effective date to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under ASC Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company is currently assessing the impact of the adoption of this ASU on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU sets forth a “current expected credit loss” (CECL) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. This ASU was initially effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. However, the FASB issued an ASU to delay adoption for smaller reporting companies to calendar year 2023. The Company is currently assessing the impact of the adoption of this ASU on its consolidated financial statements.
Note 2 – Investments
Investment securities held-to-maturity, at amortized cost
The amortized cost, unrealized gains and losses, and estimated fair values of the Company’s held-to-maturity securities at March 31, 2021 and December 31, 2020, are summarized as follows:
	March 31, 2021
($ in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Mortgage-backed securities	$1,670	$55	$—	$1,725
	December 31, 2020
($ in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Mortgage-backed securities	$1,809	$70	$—	$1,879
The Company had no securities in an unrealized loss position at March 31, 2021 and December 31, 2020.
The amortized cost and estimated market value of debt securities at March 31, 2021, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
($ in thousands)	Amortized Cost	Estimated Fair Value
Securities held-to-maturity
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	709	732
Due after ten years	961	994
	$1,670	$1,725
At March 31, 2021, all held-to-maturity securities were pledged as collateral for a credit line held by the Bank. There were no sales of investment securities during the three months ended March 31, 2021 or March 31, 2020.
FHLB stock
The Bank is a member of the FHLB system. Members are required to own FHLB stock of at least the greater of 1% of FHLB membership asset value or 2.7% of outstanding FHLB advances. At March 31, 2021 and December 31, 2020, the Bank owned $ 0.4 million and $0.2 million, respectively, of FHLB stock, which is carried at cost. The Company evaluated the carrying value of its FHLB stock investment at March 31, 2021 and determined that it was not impaired. This evaluation considered the long-term nature of the investment, the current financial and liquidity position of the FHLB, repurchase activity of excess stock by the FHLB at its carrying value, the return on the investment from recurring and special dividends, and the Company’s intent and ability to hold this investment for a period of time sufficient to recover our recorded investment.

Note 3 – Loans and Allowance for Loan Losses
Loans are summarized as follows according to major risk category as of March 31, 2021 and December 31, 2020:
($ in thousands)	March 31, 2021	December 31, 2020
SBA	$167,824	$203,317
Commercial, non-real estate	3,867	4,020
Residential real estate	21,712	17,740
Strategic Program loans	44,427	28,265
Commercial real estate	2,589	2,892
Consumer	4,807	5,543
Total loans	$245,226	$261,777

Loans held-for-sale	(37,847)	(20,948)
Total loans held for investment	$207,379	$240,829

Deferred loan fees, net	(58)	(2,556)
Allowance for loan losses	(6,184)	(6,199)
Net loans	$201,137	$232,074
During the year ended December 31, 2020, the Company originated 700 loans totaling $126.6 million of SBA PPP loans. At December 31, 2020, net deferred loan fees related to PPP loans totaled $1.9 million, which will be recognized over the life of the loans and as borrowers are granted forgiveness. The SBA guarantees 100% of the outstanding balance, and that guarantee is backed by the full faith and credit of the United States. As of March 31, 2021, PPP borrowers have applied for and received forgiveness from the SBA for $60.6 million of PPP loan principal and have made $0.2 million of principal payments. Borrowers made payments to their PPP loans before the forgiveness was received resulting in $0.1 million in refunds leaving $65.9 million of PPP loan principal outstanding. The loan forgiveness resulted in an acceleration of deferred loan fees of $0.7 million for the three months ended March 31, 2021.
Strategic Program Loans – In 2016, the Company began originating loans with various third-party loan origination platforms that use technology and other innovative systems to streamline the origination of unsecured consumer and secured or unsecured business loans to a wide array of borrowers within certain approved credit profiles. Strategic Program loans retained and held-for-sale as of March 31, 2021 and December 31, 2020, are summarized as follows:
($ in thousands)	March 31, 2021	December 31, 2020
Retained Strategic Program loans	$6,580	$7,317
Strategic Program loans held-for-sale	37,847	20,948
Total Strategic Program loans	$44,427	$28,265
Total cash held in reserve by Strategic Programs at the Company at March 31, 2021 and December 31, 2020 was $24.0 million and $18.6 million, respectively.

Changes in the allowance for loan losses are summarized as follows:
Three Months Ended March 31, 2021
($ in thousands)	SBA	Commercial, Non Real Estate	Residential Real Estate	Strategic Program Loans	Commercial Real Estate	Consumer	Total
Beginning balance	$920	$232	$855	$4,111	$19	$62	$6,199
Charge-offs	(7)	(41)	—	(741)	—	(2)	(791)
Recoveries	11	—	—	132	—	—	143
Provision	—	—	—	633	—	—	633
Balance Three Months Ended March 31,	$924	$192	$855	$4,134	$19	$60	$6,184
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$924	$192	$855	$4,134	$19	$60	$6,184
Loans receivable	$167,824	$3,867	$21,712	$6,580	$2,589	$4,807	$207,379
Ending balance individually evaluated for impairment	890	—	756	—	—	—	1,646
Ending balance collectively evaluated for impairment	$166,934	$3,867	$20,957	$6,580	$2,589	$4,807	$205,733
Three Months Ended March 31, 2020
($ in thousands)	SBA	Commercial, Non Real Estate	Residential Real Estate	Strategic Program Loans	Commercial Real Estate	Consumer	Total
Beginning balance	$907	$64	$55	$3,430	$14	$61	$4,531
Charge-offs	(167)	—	—	(1,050)	—	(5)	(1,222)
Recoveries	—	—	—	14	4	—	18
Provision	1,400	6	7	2,387	2	12	3,814
Balance Three Months Ended March 31,	$2,140	$70	$62	$4,780	$20	$68	$7,141
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$2,140	$70	$62	$4,780	$20	$68	$7,141
Loans receivable	$49,422	$5,405	$22,905	$17,263	$2,519	$5,593	$103,107
Ending balance individually evaluated for impairment	866	247					1,112
Ending balance collectively evaluated for impairment	$48,556	$5,158	$22,905	$17,263	$2,519	$5,593	$101,994

The following tables summarize impaired loans as of March 31, 2021 and December 31, 2020:
March 31, 2021
($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
SBA	$890	$890	$—	$904	$45
Commercial, non-real estate	—	—	—	—	—
Residential real estate	756	756	—	756	—
Strategic Program loans	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$1,646	$1,646	$—	$1,660	$45
December 31, 2020
($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
SBA	$917	$917	$—	$892	$45
Commercial, non-real estate	—	—	—	123	—
Residential real estate	756	756	—	378	—
Strategic Program loans	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$1,673	$1,673	$—	$1,393	$45
Nonaccrual and past due loans are summarized below as of March 31, 2021 and December 31, 2020:
March 31, 2021
($ in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due & Still Accruing	Total Past Due	Non-Accrual	Total
SBA	$167,035	$—	$—	$—	$—	$789	$167,824
Commercial, non-real estate	3,867	—	—	—	—	—	3,867
Residential real estate	20,956	756	—	—	756	—	21,712
Strategic Program loans	44,093	214	113	9	335	—	44,427
Commercial real estate	2,589	—	—	—	—	—	2,589
Consumer	4,807	—	—	—	—	—	4,807
Total	$243,347	$970	$113	$9	$1,091	$789	$245,226
December 31, 2020
($ in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due & Still Accruing	Total Past Due	Non-Accrual	Total
SBA	$202,501	$—	$—	$—	$—	$816	$203,317
Commercial, non-real estate	4,020	—	—	—	—	—	4,020
Residential real estate	17,740	—	—	—	—	—	17,740
Strategic Program loans	27,886	235	128	1	364	15	28,265
Commercial real estate	2,892	—	—	—	—	—	2,892
Consumer	5,543	—	—	—	—	—	5,543
Total	$260,581	$235	$128	$1	$364	$831	$261,777
The amount of interest income for the three months ended March 31, 2021 and March 31, 2020 that was not recorded on nonaccrual loans was de minimis for both periods.

Accurate and timely loan risk grading is considered a critical component of an effective credit risk management system. Loan grades take into consideration the borrower’s financial condition, industry trends, and the economic environment. Loan risk grades are changed as necessary to reflect the risk inherent in the loan. Among other things, we use loan risk grading information for loan pricing, risk and collection management and determining monthly loan loss reserve adequacy. Further, on a quarterly basis, the Loan Committee holds a Loan Risk Grade meeting, wherein all loans in our portfolio are reviewed for accurate risk grading. Any changes are made after the Loan Risk Grade meeting to provide for accurate reporting. Reporting is achieved in Loan Committee minutes, which minutes are reviewed by the Board. We supplement credit department supervision of the loan underwriting, approval, closing, servicing and risk grading process with periodic loan reviews by risk department personnel specific to the testing of controls.
We use a grading system to rank the quality of each loan. The grade is periodically evaluated and adjusted as performance dictates. Loan grades 1 through 4 are passing grades, grade 5 is special mention. Collectively, grades 6 (substandard), 7 (doubtful) and 8 (loss) represent classified loans within the portfolio. The following guidelines govern the assignment of these risk grades. We do not currently grade Strategic Program loans held for investment due to their small balances and homogenous nature. As credit quality for Strategic Program loans have been highly correlated with delinquency levels, the Strategic Program loans are evaluated collectively for impairment.
Grade 1: Pass - Loans fully secured by deposit accounts. Loans where the borrower has strong sources of repayment, generally 5 years or more of consistent employment (or related field) and income history. Debt of the borrower is modest relative to the borrower’s financial strength and ability to pay with a DTI ratio of less than 25%. Cash flow is very strong as evidenced by significant discretionary income amounts. Borrower will consistently maintain 30% of the outstanding debts in deposit accounts with us, often with the right of offset, holds, etc. Loan to value ratios (LTV) will be 60% or less. Loans in this category require very minimal monitoring.
Grade 2: Pass - The borrower has good sources of repayment, generally 3 years or more of consistent employment (or related field) and income history. The debt of the borrower is reasonable relative to the borrower’s financial strength with a DTI ratio of less than 35%. Cash flow is strong as evidenced by exceptional discretionary income amounts. Borrowers will consistently maintain 20% of the outstanding debts in deposit accounts with us. LTV ratios will be 70% or less. These loans require minimal monitoring.
Grade 3: Pass - There is a comfortable primary source of repayment, generally 2 years or more of consistent employment (or related field) and income history. Borrowers may exhibit a mix of strengths and weaknesses. For example, they have either adequate cash flow with higher than desired leverage, or marginal cash flow with strong collateral and liquidity. Borrowers will have DTIs less than 45%. Borrowers will generally maintain deposit accounts with us, but the consistency and amount of the deposits are not as strong as Grades 1 and 2. LTV ratios will be within our guidelines. These loans will be monitored on a quarterly basis.
Grade 4: Pass Watch – There is adequate primary source of repayment, generally employment time or time in a related field is less than 2 years. Borrowers’ debt to income ratios may fall outside of our guidelines or there is minimal excess cash flow. There may be heavy reliance on collateral, or the loan is large, relative to the financial strength of the borrower. The loans may be maintenance intensive requiring closer monitoring.
Grade 5: Special Mention – A loan in this category has a specific weakness or problem but does not currently present a significant risk of loss or default as to any material terms of the loan or financing agreement. A typical problem could include a documentation deficiency. If the deficiency is corrected the account will be re-graded.
Grade 6: Classified Substandard – A substandard loan has a developing or current weakness or weaknesses that could result in loss or default if deficiencies are not corrected, or adverse conditions arise.
Grade 7: Classified Doubtful – A doubtful loan has an existing weakness or weaknesses that make collection or liquidation in full, on the basis of currently existing facts and conditions, highly questionable and improbable.
Grade 8: Classified Loss – A loss loan has an existing weakness or weaknesses that render the loan uncollectible and of such little value that continuing to carry as an asset on our book is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical nor desirable to defer writing off this basically worthless asset, even though partial recovery may be affected in the future.

Outstanding loan balances categorized by these credit quality indicators are summarized as follows at March 31, 2021 and December 31, 2020:
March 31, 2021
($ in thousands)	Pass Grade 1-4	Special Mention Grade 5	Classified/ Doubtful/Loss Grade 6-8	Total
SBA	$165,004	$1,930	$890	$167,824
Commercial, non-real estate	3,807	60	—	3,867
Residential real estate	20,956	—	756	21,712
Commercial real estate	2,589	—	—	2,589
Consumer	4,807	—	—	4,807
Not Risk Graded
Strategic Program loans				44,427
Total	$197,163	$1,990	$1,646	$245,226
December 31, 2020
($ in thousands)	Pass Grade 1-4	Special Mention Grade 5	Classified/ Doubtful/Loss Grade 6-8	Total
SBA	$200,360	$2,040	$917	$203,317
Commercial, non-real estate	3,960	60	—	4,020
Residential real estate	16,984	—	756	17,740
Commercial real estate	2,892	—	—	2,892
Consumer	5,543	—	—	5,543
Not Risk Graded
Strategic Program loans				28,265
Total	$229,739	$2,100	$1,673	$261,777
Loans modified and recorded as TDR’s as of March 31, 2021 and December 31, 2020 consist of the following:
($ in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
March 31, 2021
SBA	3	$114	$114
Residential real estate	1	756	756
Total	4	$870	$870
Non-Accrual
SBA	1	$53	$53
December 31, 2020
SBA	3	$114	$114
Residential real estate	1	756	756
Total	4	$870	$870
Non-Accrual
SBA	1	$53	$53
At March 31, 2021 and December 31, 2020, there were no commitments to lend additional funds to debtors whose loan terms have been modified in a TDR. Loans modified and recorded as TDR’s during the three months ended March 31, 2021 included modifications to rate and term. Loans modified and recorded as TDR’s during the year ended December 31, 2020 included modifications to rate and term. There were no principal charge-offs recorded related to TDRs during the three months ended March 31, 2021 and 2020.

During the three months ended March 31, 2021, there were no new loan modifications. One restructured loan incurred a default within 12 months of the restructure date during the three months ended March 31, 2021. This same loan was paid in full with interest on May 28, 2021.
The Company had a payment default (defined as the loan becoming more than 90 days past due, being moved to nonaccrual status, or the collateral being foreclosed upon) for a TDR modified within the previous 12 months pertaining to $0.1 million in principal for a SBA loan during the year ended December 31, 2020. The Company evaluated the restructuring for possible impairment but concluded that no impairment existed because payments were being received in arrears and adequate collateral existed. As a result, the Company did not recognize any provisions for loan losses or net charge-offs as a result of defaulted TDRs for the year ended December 31, 2020.
COVID-Related Loan Deferments
As discussed in Note 1, the federal banking agencies issued guidance in March 2020 that short-term modifications (for example, six months) made to a borrower affected by the COVID-19 pandemic does not need to be identified as a TDR if the loan was current at the time of modification. The CARES Act also addressed COVID-19 related modifications and specified that such modifications made on loans that were current as of December 31, 2019 are not TDRs. The dollar amount of short-term modifications of loans held-for-investment not classified as troubled debt restructurings as of March 31, 2021 and December 31, 2020 was $0.3 million and $1.2 million, respectively. One COVID-19 related loan deferment was charged-off in March 2021.
Note 4 – Deposits
Major classes of deposits at March 31, 2021 and December 31, 2020, are as follows:
	March 31, 2021	December 31, 2020
($ in thousands)
Demand	$107,491	$94,162
Savings	6,882	7,435
Money markets	17,582	17,567
Time certificates of deposit	56,556	45,312
Total deposits	$188,511	$164,476
At March 31, 2021, the scheduled maturities of time deposits are as follows ($ in thousands):
Nine Months Ended December 31, 2021	$14,920
Year Ended December 31, 2022	17,044
Year Ended December 31, 2023	10,041
Year Ended December 31, 2024	7,971
Year Ended December 31, 2025	2,315
Thereafter	4,265
Total	56,556
Time deposits with balances equal or greater than $250,000 totaled $3.4 million and $3.1 million at March 31, 2021 and December 31, 2020, respectively.
Note 5 – SBA Servicing Asset
The Company periodically sells portions of SBA loans and retains rights to service the loans. Loans serviced for others are not included in the accompanying balance sheet. The unpaid principal balances of SBA loans serviced for others was $161.1 million and $140.1 million at March 31, 2021 and December 31, 2020, respectively.

The following table summarizes SBA servicing asset activity for the periods indicated:
	Three Months Ended March 31,
($ in thousands)	2021	2020
Beginning balance	$2,415	$2,034
Additions to servicing asset	899	213
Amortization of servicing asset	(240)	(42)
Ending balance	$3,074	$2,205
The fair market value of the SBA servicing asset as of March 31, 2021 and December 31, 2020 was $3.2 million and $2.5 million, respectively. Fair value adjustments to servicing rights are mainly due to market-based assumptions associated with discounted cash flows, loan prepayment speeds, and changes in interest rates. A significant change in prepayments of the loans in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of servicing rights.
The Company assumed a weighted-average prepayment rate of 16.42%, weighted average term of 3.64 years, and a weighted average discount rate of 10.00% at March 31, 2021 which are consistent with the inputs used at December 31, 2020.
Note 6 – Capital Requirements
As of March 31, 2021 and December 31, 2020, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). The following table sets forth the actual capital amounts and ratios for the Bank and the minimum ratio and amount of capital required to be categorized as well-capitalized as of the dates indicated.
The Bank's actual capital amounts and ratios are presented in the following table:
	Actual		Well-Capitalized Requirement*
($ in thousands)	Amount	Ratio	Amount	Ratio
March 31, 2021
Leverage ratio (CBLR election)	$42,388	19.4%	$18,617	8.5%
December 31, 2020
Leverage ratio (CBLR election)	$37,806	16.6%	$18,212	8.0%
*
On March 27, 2020 the CARES Act became law. Section 4012 of the CARES Act directs the agencies to issue an interim final rule reducing the CBLR ratio requirement from 9% to 8% for the last two quarters of the year 2020, 8.5% for the calendar year 2021, and 9% thereafter.

Federal Reserve Board Regulations require maintenance of certain minimum reserve balances based on certain average deposits. The Bank had $0.0 million reserve requirements as of March 31, 2021 and December 31, 2020, respectively.
The Company has not paid any cash dividends on its common stock since inception and it currently has no plans to pay cash dividends in the foreseeable future. However, the Company’s Board of Directors may declare a cash or stock dividend out of retained earnings provided the regulatory minimum capital ratios are met. The Company plans to maintain capital ratios that meet the well-capitalized standards per the regulations and, therefore, would limit dividends to amounts that are appropriate to maintain those well-capitalized regulatory capital ratios.
Note 7 – Commitments and Contingent Liabilities
Federal Home Loan Bank Secured Line of Credit
As of March 31, 2021 and December 31, 2020, the Bank’s available line of credit with the FHLB to borrow in overnight funds was $4.3 million and $4.4 million, respectively. All borrowings are short-term and the interest rate is equal to the correspondent bank's daily federal funds purchase rate. As of March 31, 2021, no amounts were outstanding under the line of credit. Loans totaling $5.7 million and $6.1 million were pledged to secure the FHLB line of credit as of March 31, 2021 and December 31, 2020, respectively.

Line of Credit
At March 31, 2021, the Company had the ability to access $1.7 million from the Federal Reserve Bank’s Discount Window on a collateralized basis. Through Zions Bank, the Bank had an available unsecured line available of $1.0 million. The Bank had an available line of credit with Bankers’ Bank of the West to borrow up to $1.05 million in overnight funds. The Company also maintains a $6.1 million line of credit with Federal Home Loan Bank, secured by specific pledged loans. The Company had no outstanding balances on the unsecured or secured lines of credit as of March 31, 2021.
Paycheck Protection Program Liquidity Facility
On April 20, 2020, the Bank was approved by the Federal Reserve to access its SBA Paycheck Protection Program Liquidity Facility (“PPPLF”) through the discount window. The PPPLF enables the Company to fund PPP loans without taking on additional liquidity or funding risks because the Company is able to pledge PPP loans as collateral to secure extensions of credit under the PPPLF on a non-recourse basis. Borrowings under the PPPLF have a fixed-rate of 0.35%, with a term that matches the underlying loans. The Bank pledged $79.7 million of PPP loans as eligible collateral under the PPPLF borrowing arrangement at March 31, 2021. The average outstanding borrowings were $87.3 million during the three months ended March 31, 2021.
Commitments to Extend Credit
In the ordinary course of business, the Bank has entered into commitments to extend credit to customers which have not yet been exercised. These financial instruments include commitments to extend credit in the form of loans. Those instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.
At March 31, 2021 and December 31, 2020, financial instruments with off-balance-sheet risk were as follows:
	March 31,	December 31,
($ in thousands)	2021	2020
Revolving, open-end lines of credit	$1,482	$757
Commercial real estate	15,585	14,468
Other unused commitments	902	928
	$17,969	$16,153
Note 8 – Stock-Based Compensation
Stock option plans
The Company utilizes stock-based compensation plans, as well as discretionary grants, for employees, directors and consultants to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives and to promote the success of the Company’s business.
On January 1, 2021, the Company granted 1,500 stock options under the 2016 Stock Option Plan (“2016 Plan”) and 17,600 stock options under the 2019 Stock Option Plan (“2019 Plan”) (collectively, the “Plans”) to purchase shares of the Company’s common stock to various Company employees.
On January 1, 2021, the Company granted 20,000 stock options outside of the Plans to purchase shares of the Company’s common stock to certain executive officers. The stock options were vested immediately and expensed in the first quarter of 2021. On January 13, 2021, the Company granted 110,000 stock options outside of the Plans to purchase shares of the Company’s common stock to Company directors. Of the 110,000 stock options, 28,000 were vested immediately because these grants were for service during the year ended December 31, 2020 (the “2020 Director Options”), 42,000 will vest on January 1, 2022 (the “2021 Director Options”) and 40,000 would vest upon meeting certain established performance goals (the “Performance Options”). On March 30, 2021, 17,500 of the 2020 Director Options and 31,500 of the 2021 Director Options to purchase shares of the Company’s common stock were cancelled. On March 31, 2021, 40,000 Performance Options were forfeited because certain established performance goals were not met.

Stock options
The grant date fair value is determined using the Black-Scholes option valuation model.
The assumptions for expected life reflected management’s judgment and include consideration of historical experience. Expected volatility is based on data from comparable public companies for the expected option term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are estimated based on the Company’s historical forfeiture experience. Management believes that the assumptions used in the option-pricing model are highly subjective and represent only one estimate of possible value, as there is no active market for the options granted. The table below summarizes the assumptions used:
For the Three Months Ended March 31,
	2021	2020
Risk-free interest rate	0.4%-0.7%	0.5%-1.8%
Expected term in years	5.0-7.5	5.0-7.5
Expected volatility	45.7%-47.6%	41.3%-43.7%
Expected dividend yield	—	—
The following summarizes stock option activity for the three months ended March 31, 2021:
	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	106,444	21.24	8.6	$653,991
Options granted	149,100	37.20	3.9	2,041,190
Options exercised	(9,296)	17.82		307,432
Options forfeited	(89,100)	39.82		986,466
Outstanding at March 31, 2021	157,148	$26.05	8.9	$3,903,155
Options vested and exercisable at March 31, 2021	80,150	$25.82	8.9	$2,008,979
The weighted average grant-date fair value of options per share granted was $8.87, excluding the performance options, for the three months ended March 31, 2021. The aggregate intrinsic value of options exercised during the three months ended March 31, 2021 was $0.3 million. During the first quarter 2021, the Company received proceeds of approximately $0.2 million from the exercise of stock options. Upon exercise of the stock options, the Company will issue new authorized shares.
Restricted stock
The following table summarizes restricted stock awards activities:
	Number of Shares	Weighted Average Grant Price
Unvested as of December 31, 2020	103,611	$21.83
Vested	(8,964)	21.83
Unvested as of March 31, 2021	94,647	$21.83
The aggregate fair value of restricted stock that vested was approximately $0.2 million for the three months ended March 31, 2021.

Stock-based compensation expense
The following tables present pre-tax and after-tax stock-based compensation expense recognized:
Pre-tax
	Three Months Ended March 31,
($ in thousands)	2021	2020
Stock options	$747	$189
Restricted shares	234	515
Total	$981	$704
After-tax
Stock options	$681	$178
Restricted shares	478	863
Total	$1,159	$1,041
As of March 31, 2021, the Company had unrecognized stock-based compensation expense related to stock options and restricted stock of approximately $0.5 million and $0.9 million, respectively, which is expected to be recognized over the remaining weighted average recognition period of 2.2 and 1.3 years.
Employee stock-based compensation expense is recorded within Salaries and employee benefits and was $0.5 million and $0.6 million for the three months ended March 31, 2021 and 2020, respectively. Stock-based compensation for all others is recorded within Other operating expenses and was $0.5 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively.
Note 9 – Fair Value of Financial Instruments
The Company measures and discloses certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (that is, not a forced liquidation or distressed sale). GAAP establishes a consistent framework for measuring fair value and disclosure requirements about fair value measurements. Among other things, the standard requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s estimates for market assumptions. These two types of inputs create the following fair value hierarchy.
Level 1 – Quoted prices in active markets for identical instruments. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.
Level 2 – Observable inputs other than Level 1 including quoted prices in active markets for similar instruments, quoted prices in less active markets for identical or similar instruments, or other observable inputs that can be corroborated by observable market data.
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs from nonbinding single dealer quotes not corroborated by observable market data. In developing Level 3 measurements, management incorporates whatever market data might be available and uses discounted cash flow models where appropriate. These calculations include projections of future cash flows, including appropriate default and loss assumptions, and market-based discount rates.
The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize at a future date. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values. Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period.
The following methods were used to estimate the fair value of each class of financial instruments:
Cash and cash equivalents: The carrying amount of these items is a reasonable estimate of their fair value.
Investment securities held-to-maturity: The estimated fair values of investment securities are priced using current active market quotes, if available, which are considered Level 1 measurements. For most of the portfolio, matrix pricing based on the securities’ relationship to other benchmark quoted prices is used to establish the fair value. These measurements are considered Level 2.
Investment in Federal Home Loan Bank stock: The fair value is based upon the redemption value of the stock, which equates to the carrying value.
Strategic Program loans held-for-sale: The carrying amount of these items is a reasonable estimate of their fair value.
Loans held for investment: The fair value is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types’ fair value approximated carrying value because of their floating rate or expected maturity characteristics.
SBA servicing asset: The fair value of servicing assets is based on, in part, third-party valuations that project estimated future cash inflows that include servicing fees and outflows that include market rates for costs of servicing. The present value of the future cash flows are calculated utilizing market-based discount rates. The market-based discount rates represent risk spreads based on secondary market transactions utilizing calculated prepayment curves. Due to the fact that observable loan transactions are used to determine the risk spreads, the Company considers the measurement to be Level 2.
Investment in BFG: The Company purchased its ownership interest in BFG on December 31, 2019. The Company’s valuation utilized the average of the discounted cash flow method and the Guideline Public Company method. A 20% lack of marketability discount was applied to the valuation as well as a 4.50% discount to non-voting shares to arrive at fair value.
Deposits: The carrying amount of deposits with no stated maturity, such as savings and checking accounts, is a reasonable estimate of their fair value. The market value of certificates of deposit is based upon the discounted value of contractual cash flows. The discount rate is determined using the rates currently offered on comparable instruments.
Accrued interest receivable and payable: The fair value of accrued interest receivable and payable approximates their carrying amount.
PPP Liquidity Facility: The fair value of PPPLF is estimated using a discounted cash flow based on the remaining contractual term and current borrowing rates for similar terms.
		March 31, 2021		December 31, 2020
($ in thousands)	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	1	$74,222	$74,222	$47,383	$47,383
Investment securities held to maturity	2	1,670	1,725	1,809	1,879
Investment in FHLB stock	2	378	378	205	205
Loans held for investment	3	201,136	177,535	232,074	211,299
Loans held for sale	2	37,847	37,847	20,948	20,948
Accrued interest receivable	2	1,395	1,395	1,629	1,629
SBA servicing asset	2	3,074	3,222	2,415	2,532

		March 31, 2021		December 31, 2020
($ in thousands)	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Investment in BFG	3	3,873	3,873	3,770	3,770
Financial liabilities:
Total deposits	2	188,511	188,903	164,476	162,628
Accrued interest payable	2	218	218	195	195
PPP Liquidity Facility	2	79,704	83,554	101,007	105,886
Assets measured at fair value on a nonrecurring basis are summarized as follows:
($ in thousands)		Fair Value Measurements Using
Description of Financial Instrument	Fair Value	Level 1	Level 2	Level 3
March 31, 2021
Nonrecurring assets
Impaired loans	$1,646	$—	$—	$1,646

December 31, 2020
Nonrecurring assets
Impaired loans	$1,673	$—	$—	$1,673
Impaired loans – The loan amount above represents loans impaired as of year-end that have been adjusted to fair value. When collateral dependent loans are identified as impaired, the impairment is measured using the current fair value of the collateral securing these loans, less selling costs. The fair value of real estate collateral is determined using collateral valuations or a discounted cash flow analysis using inputs such as discount rates, sale prices of similar assets, and term of expected disposition. Some appraised values are adjusted based on management’s review and analysis, which may include historical knowledge, changes in market conditions, estimated selling and other anticipated costs, and/or expertise and knowledge. The loss represents charge-offs or impairments on loans for adjustments made based on the fair value of the collateral.
Quantitative information for Level 3 fair value measurements – The range and weighted average of the significant unobservable inputs used to fair value Level 3 nonrecurring assets during the three months ended March 31, 2021 and the year ended December 31, 2020, along with the valuation techniques used, are shown in the following table:
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
March 31, 2021
Impaired loans	$1,646	Market comparable	Adjustment to appraisal value	0.82%
December 31, 2020
Impaired loans	$1,673	Market comparable	Adjustment to appraisal value	0.73%
Note 10 – Income Taxes
The Company accounts for income taxes by recognizing deferred tax assets and liabilities based upon temporary differences between the amounts for financial reporting purposes and tax basis of its assets and liabilities. Deferred tax assets had no change during the three months ended March 31, 2021 as a result of changes to temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management evaluates both positive and negative evidence, including the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. This analysis is updated quarterly and adjusted as necessary. Based on this analysis, management has determined that a valuation allowance for deferred tax assets was not required at March 31, 2021.

For the three months ended March 31, 2021 and 2020, income tax expense was $1.9 million and $0.6 million, respectively, resulting in an effective income tax rate of 26.7% and 24.8%, respectively. The effective tax rate is close to the statutory rate of 26.0% during the three months ended March 31, 2021 and 2020, respectively, due to the tax effect of stock-based compensation.
The Company had no unrecognized tax benefits at March 31, 2021.
On March 27, 2020, the U.S. government enacted the CARES Act. Among other provisions, the CARES Act makes several modifications to federal net operating losses, including requiring a taxpayer with a net operating loss (“NOL”) arising in a taxable year beginning in 2018, 2019, or 2020 to carry that loss back to each of the five preceding years unless the taxpayer elects to waive or reduce the carryback. The Company did not generate NOLs in 2018, 2019 and 2020.
Note 11 – Shareholders’ Equity
Stock Repurchases
During the three months ended March 31, 2021, the Company did not repurchase any shares of its common stock.
During 2020, the Company repurchased 14,033 shares of its common stock at an average price of $22.06 and a total cost of $0.3 million. The repurchase of shares by the Company are considered authorized but unissued shares upon acquisition.
Note 12 – Related Parties
In the ordinary course of business, the Company may grant loans to certain executive officers and directors and the companies with which they are associated. The Company had loans outstanding to related parties of $0.04 million and $0.04 million as of March 31, 2021 and December 31, 2020, respectively. Total deposits from certain executive officers and directors and the companies with which they are associated were $1.4 million and $0.7 million as of March 31, 2021 and December 31, 2020, respectively.
BFG is a small business loan broker, primarily under the SBA’s 7(a) loan program. The Company has a 10% ownership in the outstanding membership units of BFG. The Company underwrites loans sourced by BFG in its normal course of business. If approved and funded, the Company pays BFG a commission fee based on the amount funded. There is no guarantee or commitment made by the Company to BFG to approve or fund loans referred by BFG. The Company is able to use its sole discretion in deciding to approve and fund loans referred by BFG. The Company received distributions from BFG for the three months ended March 31, 2021 and 2020 in the amounts of $0.3 million and $ 0.1 million, respectively. These distributions were recorded in the Consolidated Balance Sheets as decreases in the investment in BFG.
Note 13 – Earnings per Share
The following table is a reconciliation of the components used to derive basic and diluted EPS for the three months ended March 31, 2021 and 2020 ($ in thousands, except share and per share amounts):
	Three Months Ended March 31,
	2021	2020
Numerator:
Net income	$5,291	$1,814
Amount allocated to participating common shareholders(1)	(357)	(145)
Net income allocate to common shareholders	$4,934	$1,670

Denominator:
Weighted average shares outstanding, basic	1,348,531	1,335,821
Weighted average effect of dilutive securities - stock options	40,764	5,571
Weighted average shares outstanding, diluted	1,389,295	1,341,392

Earnings per share, basic	$3.66	$1.25
Earnings per share, diluted	$3.55	$1.24
(1)	Represents earnings attributable to holders of unvested restricted stock issued outside of the Plan to the Company's employees.

Note 14 – Revenue Recognition
The following is a summary of the Company’s revenue disaggregated by contracts with customers and revenue outside the scope of ASC 606:
	Three Months Ended March 31,
($ in thousands)	2021	2020
Interest income
Interest income, not-in-scope
Interest and fees on loans	$8,790	$7,865
Interest on securities	6	4
Other interest income	10	170
Total interest income	$8,807	$8,039
Non-interest income
Non-interest income, in-scope
Service charges on deposit accounts	$7	$13
Strategic Program set up fees	—	148
Non-interest income, not in-scope
Strategic Program fees	2,873	2,276
Gain on sale of loans	2,603	1,013
SBA loan servicing fees	152	275
Unrealized gain on investment in BFG	360	—
Other miscellaneous income	4	4
Strategic Program service charges	80	182
Total non-interest income	$6,079	$3,911
Note 15 – Subsequent Events
Subsequent events are events or transactions that occur after the date of the most recent balance sheet but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing of the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the date of the balance sheet and before the financial statements are available to be issued.
The Company has evaluated subsequent events through June 23, 2021 which is the date the consolidated financial statements are available to be issued.

Report of Independent Registered Public Accounting Firm
The Shareholders and the Board of Directors of
Finwise Bancorp
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Finwise Bancorp and Subsidiary (the “Company”), as of December 31, 2020 and 2019, the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Moss Adams LLP
Spokane, Washington
May 13, 2021
We have served as the Company’s auditor since 2018.

FinWise Bancorp
Consolidated Balance Sheets
(in thousands, except share and par value amounts)
	December 31,
	2020	2019
ASSETS
Cash and cash equivalents
Cash and due from banks	$405	$423
Interest-bearing deposits	46,978	34,356
Total cash and cash equivalents	47,383	34,779
Investment securities held-to-maturity, at cost	1,809	453
Investment in Federal Home Loan Bank (FHLB) stock, at cost	205	140
Loans receivable, net	232,074	105,725
Strategic Program loans held-for-sale, at lower of cost or fair value	20,948	25,109
Premises and equipment, net	1,264	926
Accrued interest receivable	1,629	943
Deferred taxes, net	452	140
SBA servicing asset	2,415	2,034
Investment in Business Funding Group (BFG), at fair value	3,770	3,459
Other assets	5,566	3,354
Total assets	$317,515	$177,062

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing	$88,067	$53,290
Interest-bearing	76,409	88,731
Total deposits	164,476	142,021
Accrued interest payable	195	64
Income taxes payable, net	709	169
PPP Liquidity Facility	101,007	—
Other liabilities	5,256	1,713
Total liabilities	271,643	143,967

Commitments and contingencies (Note 8)

Shareholders' equity
Preferred stock, $.001 par value, 5,000,000 authorized; no shares issued and outstanding as of December 31, 2020 and December 31, 2019	—	—
Common stock, $.001 par value, 20,000,000 shares authorized; 1,443,389 and 1,451,626 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	1	1
Additional paid-in-capital	16,861	15,282
Retained earnings	29,010	17,812
Total shareholders' equity	45,872	33,095
Total liabilities and shareholders' equity	$317,515	$177,062
The accompanying notes are an integral part of these consolidated financial statements.

FinWise Bancorp
Consolidated Statements of Income
(in thousands, except share and per share amounts)
	For the Years Ended December 31,
	2020	2019
Interest income
Interest and fees on loans	$29,271	$20,728
Interest on securities	34	16
Other interest income	201	664
Total interest income	29,506	21,408

Interest expense
Interest on deposits	1,583	1,462
Interest on PPP Liquidity Facility	173	—
Total interest expense	1,756	1,462
Net interest income	27,750	19,946

Provision for loan losses	5,234	5,288
Net interest income after provision for loan losses	22,516	14,658

Non-interest income
Strategic Program fees	9,591	8,866
Gain on sale of loans	2,849	4,167
SBA loan servicing fees	1,028	607
Change in fair value on investment in BFG	856	122
Other miscellaneous income	49	101
Total non-interest income	14,373	13,863

Non-interest expense
Salaries and employee benefits	16,835	11,894
Occupancy and equipment expenses	694	529
Loss on investment in BFG	50	—
Other operating expenses	4,170	3,262
Total non-interest expense	21,749	15,685
Income before income tax expense	15,140	12,836

Provision for income taxes	3,942	3,177
Net income	$11,198	$9,659

Earnings per share, basic	$7.75	$8.21
Earnings per share, diluted	$7.70	$8.20

Weighted average shares outstanding, basic	1,337,565	1,173,149
Weighted average shares outstanding, diluted	1,344,939	1,175,559
The accompanying notes are an integral part of these consolidated financial statements.

FinWise Bancorp
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands, except share amounts)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2018	1,168,867	$1	$11,071	$8,153	$19,225
Stock-based compensation expense	166,719	—	1,765	—	1,765
Issuance of common stock in lieu of cash bonus	14,654	—	231	—	231
Issuance of common stock for investment in BFG	158,464	—	3,459	—	3,459
Repurchase of restricted stock to pay for employee withholding taxes	(58,642)	—	(1,280)	—	(1,280)
Stock options exercised	8,794	—	125	—	125
Repurchase of common stock	(7,230)	—	(89)	—	(89)
Net income	—	—	—	9,659	9,659
Balance at December 31, 2019	1,451,626	$1	$15,282	$17,812	$33,095
Stock-based compensation expense	—	—	1,756	—	1,756
Issuance of warrants to BFG	—	—	50	—	50
Repurchase of restricted stock to pay for employee withholding taxes	(12,295)	—	(268)	—	(268)
Stock options exercised	5,796	—	82	—	82
Repurchase of common stock	(1,738)	—	(41)	—	(41)
Net income	—	—	—	11,198	11,198
Balance at December 31, 2020	1,443,389	$1	$16,861	$29,010	$45,872
The accompanying notes are an integral part of these consolidated financial statements.

FinWise Bancorp
Consolidated Statements of Cash Flows
(in thousands)
	For the Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$11,198	$9,659
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	1,012	460
Provision for loan losses	5,234	5,288
Net amortization (accretion) in securities discounts and premiums	14	(8)
Capitalized servicing assets	(1,139)	(729)
Gain on sale of SBA loans, net	(2,849)	(4,167)
Originations of Strategic Program loans held-for-sale	(2,312,697)	(1,583,463)
Proceeds on Strategic Program loans held-for-sale	2,316,858	1,565,310
Change in fair value of BFG	(856)	—
Loss on investment in BFG	50	—
Stock-based compensation expense	1,756	1,765
Deferred income tax expense (benefit)	(312)	11
Net changes in:
Accrued interest receivable	(686)	(478)
Accrued interest payable	131	8
Other assets	(2,212)	(1,678)
Other liabilities	4,083	133
Net cash provided by (used in) operating activities	19,585	(7,889)

Cash flows from investing activities:
Net increase in loans receivable	(128,734)	(28,812)
Distributions from BFG	545	—
Purchase of bank premises and equipment	(592)	(540)
Proceeds from maturities and paydowns of securities held-to-maturity	375	125
Purchases of securities held-to-maturity	(1,745)	—
Purchase of FHLB stock	(65)	(62)
Net cash used in investing activities	(130,216)	(29,289)

Cash flows from financing activities:
Net increase in deposits	22,455	47,197
Proceeds from exercise of stock options	82	125
Proceeds from PPP Liquidity Facility	115,975	—
Repayment of PPP Liquidity Facility	(14,968)	—
Repurchase of restricted stock to pay for employee withholding taxes	(268)	(1,280)
Repurchase of common stock	(41)	(89)
Net cash provided by financing activities	123,235	45,953

Net change in cash and cash equivalents	12,604	8,775
Cash and cash equivalents, beginning of the period	34,779	26,004
Cash and cash equivalents, end of the period	$47,383	$34,779

Supplemental disclosures of cash flow information:
Cash paid during the period
Income taxes	$3,329	$3,177
Interest	$1,625	$1,398

Non-cash financing and investing activities:
Issuance of common stock for investment in BFG	$—	$3,459
Issuance of common stock in lieu of cash bonus	$—	$231
The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies
Nature of business and organization – FinWise Bancorp is a Utah Corporation headquartered in Murray, Utah and operates all business activities through its wholly-owned banking subsidiary, FinWise Bank, dba Utah Community Bank. Utah Community Bank was incorporated in the state of Utah on May 7, 1999. All West Bancorp was incorporated in the state of Utah on October 22, 2002, after which, it acquired 100% of Utah Community Bank. As of March 4, 2016, Utah Community Bank’s articles of incorporation were amended to rename the entity FinWise Bank. As of March 15, 2021, All West Bancorp’s articles of incorporation were amended and restated to rename the entity FinWise Bancorp. References herein to “FinWise Bancorp,” “Bancorp” or the “holding company,” refer to FinWise Bancorp on a standalone basis. The word “Company” refers to FinWise Bancorp and FinWise Bank collectively and on a consolidated basis. References to the “Bank” refer to FinWise Bank on a standalone basis.
The Bank is an independent bank that provides a full range of banking services to individual and corporate customers. The Bank’s primary source of revenue is from loans including Small Business Administration (SBA), commercial, commercial real estate, residential real estate, and consumer. The Bank also has established Strategic Programs with various third-party loan origination platforms that use technology to streamline the origination of unsecured consumer and secured or unsecured business loans to borrowers within certain approved credit profiles. The Bank earns monthly program fees based on the volume of loans originated in these Strategic Programs, as well as interest during the time the Bank holds the loans.
The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those agencies.
COVID-19 – On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. Local and national governments and regulatory authorities have systematically implemented remedial measures to try to slow and curb the spread of COVID-19, including business closures and operating restrictions, travel bans, shelter in place, stay home, and similar directives and orders. In response to the COVID-19 pandemic and in adherence with state and local guidelines, the Company has implemented the business continuity plan and other measures and activities to protect the Company’s employees and, at the same time, to assist the Company’s clients and the communities of which the Company is a part, including remote working for the majority of the Company’s employees, increased mobile banking and electronic transaction options for clients, payment deferral assistance to commercial and consumer borrowers, and participation in the SBA’s Paycheck Protection Program (“PPP”) for loans to qualifying small businesses.
On March 22, 2020, the federal banking agencies issued an “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus”. This guidance encourages financial institutions to work prudently with borrowers that may be unable to meet their contractual obligations because of the effects of COVID-19. The guidance goes on to explain that in consultation with the Financial Accounting Standards Board (“FASB”) staff that the federal banking agencies concluded that short-term modifications (e.g., six months) made on a good faith basis to borrowers who were current as of the implementation date of a relief program are not troubled debt restructurings (“TDRs”).
The Coronavirus Aid, Relief and Economic Security (“CARES”) Act was passed by Congress on March 27, 2020. The CARES Act also addressed COVID-19 related modifications and specified that COVID-19 related modifications on loans that were current as of December 31, 2019 are not TDRs. The Bank has applied this guidance related to payment deferrals and other COVID-19 related loan modifications.
The CARES Act also included a total allocation of $659 billion for loans to be issued by financial institutions through the Small Business Administration (“SBA”). This program is known as the Paycheck Protection Program (“PPP”). PPP loans are forgivable, in whole or in part, if the proceeds are used for eligible payroll costs and other permitted purposes in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.00%. PPP loans originated prior to June 5, 2020 have a term of two years, while PPP loans originated on or after June 5, 2020 have a term of five years. Payments are deferred for at least the first six months of the loan and the loans are 100% guaranteed by the SBA. The SBA pays the originating bank a processing fee ranging from 1% to 5%, based on the size of the loan. During the year ended December 31, 2020, the Company originated 700 PPP loans for a total principal amount of $126.6 million. At December 31, 2020, net deferred loan fees related to PPP loans totaled $1.9 million, which will be recognized over the life of the loans and as borrowers are granted forgiveness. Participation in the PPP will likely have a positive impact on the Company’s financial position and results of operations as this fee income is recognized over the term of the PPP loans. As of December 31, 2020, PPP borrowers have applied for and received forgiveness from the SBA for $19.3 million of PPP loan principal and have made $0.2 million of principal payments leaving $107.1 million of PPP loan principal outstanding. The loan forgiveness resulted in an acceleration of deferred loan fees of $0.4 million for the year ended December 31, 2020.
Principles of consolidation – The consolidated financial statements include the accounts of FinWise Bancorp and its wholly-owned subsidiary, FinWise Bank. All significant inter-company balances and transactions have been eliminated in consolidation.
Significant concentrations of credit risk – All of the Company’s activities are with customers located throughout the United States. The Company has concentrations in SBA loans, Strategic Program loans, and residential real estate loans. Accordingly, their ultimate collectability is particularly susceptible to changes in market conditions.
Ongoing analysis of the Company’s loan portfolio is performed to evaluate whether there is any significant exposure to an individual borrower or group(s) of borrowers as a result of any concentrations of credit risk. Such credit risks (whether on- or off-balance sheet) may occur when groups of borrowers or counterparties have similar economic characteristics and are similarly affected by changes in economic or other conditions. Credit risk also includes the loss that would be recognized subsequent to the reporting date if counterparties failed to perform as contracted. As of December 31, 2020 and 2019, the Company analyzed its exposure to credit risks and concluded that no significant exposure exists from such concentrations of credit risks.
Use of estimates – In preparing the consolidated financial statements in accordance with Generally Accepted Accounting Principles (GAAP), management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the date of the consolidated balance sheets and certain revenues and expenses for the period. Actual results could differ, either positively or negatively, from those estimates.
Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the determination of the fair value of certain financial instruments, deferred income tax assets and stock-based compensation.
Management believes the allowance for loan losses is adequate. While management uses currently available information to recognize losses on loans, future additions to the allowance may be necessary based on economic conditions and individual credit deterioration.
Reclassifications – Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.
Cash and cash equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less (including cash, amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold) to be cash equivalents.
The Company maintains its cash in deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.
Investments
Investment securities – Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Securities not classified as held-to-maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company did not hold any available for sale securities at December 31, 2020 or 2019.
When the estimated fair value of a security is lower than the book value, a security is considered temporarily impaired. On a quarterly basis, the Company evaluates any securities in a loss position to determine whether the impairment is other-than-temporary. If there is intent to sell the security, or if the Company will be required to sell the security, or if the Company believes it will not recover the entire cost basis of the security, the security is other-than-temporarily impaired (“OTTI”) and impairment is recognized. The amount of impairment resulting from credit loss is recognized in earnings and impairment related to all other factors, such as general market conditions, is recognized in AOCI in the case of securities classified as available for sale.
Management considers a number of factors in its analysis of whether a decline in a security’s estimated fair value is OTTI. Certain factors considered include, but are not limited to: (a) the length of time and the extent to which the security has been in an unrealized loss position, (b) changes in the financial condition of the issuer, (c) the payment structure of debt securities, (d) adverse changes in ratings issued by rating agencies, (e) and the intent and ability of the Company to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.
Purchased premiums and discounts on debt securities are amortized or accreted over the terms of the securities using the effective-yield method. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
Equity method investments – Ownership interests in entities for which the Company has significant influence that are not consolidated are accounted for as equity method investments. SEC Staff Announcement: Accounting for Limited Partnership Investments (codified in Accounting Standards Codification (“ASC”) 323-30-S99-1) guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The SEC staff’s position is that investments in limited partnerships and limited liability companies of greater than 3% to 5% are considered more than minor and, therefore, should be accounted for using the equity method or fair value option and are not required to be consolidated. The Company concluded that, consistent with its accounting policy, the Company’s level of ownership in Business Funding Group, LLC (“BFG”) was indicative of significant influence and, as a result, the investment would be accounted for using the equity method. However, the Company elected the fair value option for its investment due to cost-benefit considerations. Pursuant to electing the fair value option, the Company measures its investment in BFG at fair value each reporting period and changes in fair value are recorded in the Consolidated Statements of Income within ‘Change in fair value on investment in BFG.’ See Note 9, Investments, for a discussion about the Company’s investment in BFG.
Investment in Federal Home Loan Banks (“FHLB”) stock – FHLB stock are required investments based on the level of the Bank’s assets, capital and/or capital/surplus. FHLB stock is carried at cost and periodically evaluated for impairment. There is no readily determinable fair value for this stock as it has no quoted market value, it is a required investment and it is expected to be redeemed at par value. FHLB obtains its funding primarily through issuance of consolidated obligations of the FHLB system. The U.S. government does not guarantee these obligations, and each of the regional FHLBs are jointly and severally liable for repayment of each other’s debt. Cash dividends are reported as a component of Other miscellaneous income in the Consolidated Statements of Income.
Loans held-for-sale – While the Company sells the vast majority of the loans funded in its Strategic Programs shortly after origination, the Company may choose to retain a portion of the funded loans and/or receivables. The loans and/or receivables the Company intends to sell are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Origination fees, net of certain direct costs associated with originating these loans, are recognized in other income when the loans are sold.
Loans receivable – Loans receivable are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and deferred fees and costs. Loan origination fees, net of certain direct origination costs, if any, are deferred and recognized on an adjustment of the related loan yield using an effective-yield method over the contractual life of the loan. Interest income on loans is recognized on an accrual basis commencing in the month of origination using the interest method. Delinquency fees are recognized in income when chargeable and when collectability is reasonably assured
The Company requires most loans to be substantially collateralized by real estate, equipment, vehicles, accounts receivable, inventories or other tangible or intangible assets. Real estate collateral is in the form of first and second mortgages on various types of property. The Company also originates unsecured loans to consumers and businesses.
The Company may change intent from holding loans for investment and reclassify them as held-for-sale. Loans held-for-sale are carried at the lower of aggregate cost and fair value. Gains and losses are recorded in non-interest income based on the difference between sales proceeds and carrying value.
Allowance for loan losses – The allowance for loan losses (ALL) consists of specific and general components. The specific component relates to impaired loans as defined by GAAP. For such loans that are classified as impaired, an allowance is established when the discounted cash flows, or the fair value of the collateral if the loan is collateral dependent, of the impaired loan is lower than the carrying value of that loan. The general component covers all loans not classified as impaired and is based on historical loss experience and general economic factors, adjusted for qualitative risk factors, both internal and external to the Company. The general component is calculated separately for each risk category.

The ALL represents the Company’s estimate of probable and estimable losses inherent to the loan portfolio as of the balance sheet date. Losses are charged to the ALL when recognized. Generally, loans are charged off or charged down at the point at which they are determined to be uncollectible in whole or in part unless the loan is well secured and in the process of collection. The Company establishes the amount of the ALL by loan type, at least quarterly, and the Company adjusts the provision for loan losses so the ALL is at an appropriate level at the balance sheet date.
The Company determines ALL as the best estimate within a range of estimated losses. The methodologies the Company uses to estimate the ALL depend upon the impairment status and risk category of the loan. After applying historic loss experience, as described above, the Company reviews the quantitatively derived level of ALL for each category using qualitative criteria. The Company tracks various risk factors that influence the judgment regarding the level of the ALL across the risk categories. Risk factors include changes in national, regional, and local economic conditions that affect the borrowers’ business, delinquency, and charge off trends, and data from peer groups, among others. The Company reviews changes in these factors to ensure that changes in the level of the ALL are directionally consistent with changes in these factors.
Nonaccrual loans – The Company’s policy is to place loans on a nonaccrual status when: 1) payment is in default for 90 days or more unless the loan is well secured and in the process of collection; or 2) full repayment of principal and interest is not foreseen. When a loan is placed on nonaccrual status, all accrued and uncollected interest on that loan is reversed. Past-due interest received on nonaccrual loans is not recognized in interest income but is applied as a reduction of the outstanding principal of the loan consistent with the accounting for impaired loans. A loan is relieved of its nonaccrual status when all principal and interest payments are brought current, the loan is well secured, and an analysis of the borrower's financial condition provides reasonable assurance that the borrower can repay the loan as scheduled.
Impaired loans – Loans are considered impaired when, based on current information and events; it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. When a loan is impaired, the Company estimates a specific reserve for the loan based on the fair value of the loan’s underlying collateral, less the cost to sell, or the projected present value of future cash flows. Payments received on impaired loans that are accruing are recognized in interest income, according to the contractual loan agreement. Payments received on impaired loans that are on nonaccrual status are not recognized in interest income but are applied as a reduction of the outstanding principal. Payments are recognized when cash is received.
Troubled debt restructurings (TDR) – Loans may be modified in the normal course of business for competitive reasons or to strengthen the Company’s position. Loan modifications and restructurings may also occur when the borrower experiences financial difficulty and needs temporary or permanent relief from the original contractual terms of the loan. These modifications are structured on a loan-by-loan basis and, depending on the circumstances, may include extended payment terms, a modified interest rate, forgiveness of principal, or other concessions. Loans that have been modified to accommodate a borrower who is experiencing financial difficulties, and for which the Company has granted a concession that it would not otherwise consider, are considered a TDR.
The Company considers many factors in determining whether to agree to a loan modification involving concessions, and seeks a solution that will both minimize potential loss to the Company and attempt to help the borrower. The Company evaluates borrowers’ current and forecasted future cash flows, their ability and willingness to make current contractual or proposed modified payments, the value of the underlying collateral, the possibility of obtaining additional security or guarantees, and the potential costs related to a repossession or foreclosure and the subsequent sale of the collateral.
TDRs may be classified as either accrual or nonaccrual loans. A loan on nonaccrual status and restructured as a TDR will remain on nonaccrual status until the borrower has proven the ability to perform under the modified structure for a minimum of six months, and there is evidence that such payments can and are likely to continue as agreed. Performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of restructuring or after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

Premises and equipment, net – Premises and equipment are stated at cost less accumulated depreciation. Depreciation included in the operating expense is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for new premises and equipment and major improvements are capitalized. Normal costs of maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions are included in non-interest expense.
Income taxes – Deferred income tax assets and deferred income tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.
Developing the provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred income tax assets and liabilities and any estimated valuation allowances deemed necessary to value deferred income tax assets. Judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has no significant uncertain income tax positions in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the consolidated financial statements.
Transfer of financial assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: 1) the assets have been isolated from the Company, 2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
SBA servicing asset – Servicing assets are recognized as separate assets when servicing rights are acquired through sale of financial assets. For sales of SBA loans, or portions of SBA loans, with servicing retained, a portion of the cost of originating the loan is allocated to the servicing asset based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future servicing income. Servicing assets are subsequently measured using the amortization method which requires servicing assets to be amortized into non-interest income in proportion to, and over the period of, estimated future net servicing income of the underlying loans.
The SBA servicing asset is evaluated annually for impairment based on the fair value of the asset as compared to amortized cost. Capitalized servicing rights are stated separately on the consolidated balance sheet and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.
Servicing fee income, which is reported in the consolidated statements of income in SBA loan servicing fees, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and recorded as income when earned. The amortization of servicing assets and changes in the valuation allowance are netted against loan servicing income.
Revenue from contracts with customers – The Company applies the provisions of ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Services that the Company reports as part of non-interest income are subject to ASC 606 and include fees from its deposit customers for transaction-based activities, account maintenance charges and overdraft services. Transaction-based fees, such as ACH and wire transfer fees, overdraft, return and stop payment charges, are recognized at the time such transactions are executed and the services have been fulfilled by the Company. The fees are typically withdrawn from the customer’s deposit account balance. The Company also receives fees from third-parties in its Strategic Programs for setting up systems and procedures to efficiently originate loans in a convenient, compliant and safe manner. Because the third-party simultaneously receives and benefits from the services, revenue is recognized evenly over the term of the loan program.
Stock-based compensation – The Company accounts for all stock-based awards to employees and non-employees, including grants of stock options and restricted stock awards, based on their respective grant date fair values. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. Restricted stock awards are valued based on the fair value of the Company’s common stock on the date of grant. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The Company expenses stock-based compensation related to stock options and restricted stock over the requisite service period. The Company accounts for forfeitures of stock–based awards as they occur. Stock-based compensation expense pertaining to employees is included in salaries and employee benefits on the income statement. Stock-based compensation expense related to directors and consultants is included in other operating expenses on the income statement.
Earnings per share (“EPS”) – Basic EPS is computed by dividing net earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net earnings allocated to common shareholders by the weighted average number of common shares outstanding adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental common shares issuable upon exercise of outstanding stock options and non-vested restricted common shares, that are not considered participating securities, using the treasury stock method.
The two-class method is used to determine earnings per share based on participation rights of participating securities in any undistributed earnings. Each unvested restricted share granted by the Company to its employees that includes rights to participate in distributed earnings is considered a participating security and the Company uses the two-class method to calculate net income available to the Company’s common shareholders per common share – basic and diluted.
Off-balance sheet instruments – In the ordinary course of business, the Company has entered into off-balance sheet financial instrument arrangements consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated financial statements when they are funded. They involve, to varying degrees, elements of credit risk in excess of amounts recognized in the consolidated balance sheet. Losses would be experienced when the Company is contractually obligated to make a payment under these instruments and must seek repayment from the borrower, which may not be as financially sound in the current period as they were when the commitment was originally made. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company enters into credit arrangements that generally provide for the termination of advances in the event of a covenant violation or other event of default.
Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. The commitments are collateralized by the same types of assets used as loan collateral.
Segment reporting – The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), consisting of the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. In addition, the Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. As a result, management has determined that the Company’s business operates in a single operating segment. Since the Company operates as one operating segment, all required financial segment information can be found in the consolidated financial statements.
Recently adopted accounting pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. On January 1, 2020, the Company adopted this guidance, which did not have a material impact on the Company’s consolidated financial statements.
Accounting pronouncements to be adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous GAAP. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The guidance was initially effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. However, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, delaying the effective date to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under ASC Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company is currently assessing the impact of the adoption of this ASU on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU sets forth a “current expected credit loss” (CECL) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. This ASU was initially effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. However, the FASB issued an ASU to delay adoption for smaller reporting companies to calendar year 2023. The Company is currently assessing the impact of the adoption of this ASU on its consolidated financial statements.
Note 2 – Investments
Investment securities held-to-maturity, at cost
The amortized cost, unrealized gains and losses, and estimated fair values of the Company’s held-to-maturity securities at December 31, 2020 and 2019, are summarized as follows:
	December 31, 2020
($ in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Mortgage-backed securities	$1,809	$70	$—	$1,879
	December 31, 2019
($ in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Mortgage-backed securities	$453	$13	$—	$466
The Company had no securities in an unrealized loss position at December 31, 2020 and 2019.
The amortized cost and estimated market value of debt securities at December 31, 2020, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
($ in thousands)	Amortized Cost	Estimated Fair Value
Securities held-to-maturity
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	762	789
Due after ten years	1,047	1,090
	$1,809	$1,879

At December 31, 2020, all held-to-maturity securities were pledged as collateral for a credit line held by the Bank. There were no sales of investment securities during the year ended December 31, 2020 or 2019.
FHLB stock
The Bank is a member of the FHLB system. Members are required to own FHLB stock of at least the greater of 1% of FHLB membership asset value or 2.7% of outstanding FHLB advances. At December 31, 2020 and 2019, the Bank owned $0.2 million and $0.1 million, respectively, of FHLB stock, which is carried at cost. The Company evaluated the carrying value of its FHLB stock investment at December 31, 2020 and determined that it was not impaired. This evaluation considered the long-term nature of the investment, the current financial and liquidity position of the FHLB, repurchase activity of excess stock by the FHLB at its carrying value, the return on the investment from recurring and special dividends, and the Company’s intent and ability to hold this investment for a period of time sufficient to recover our recorded investment.
Note 3 – Loans and Allowance for Loan Losses
Loans are summarized as follows according to major risk category as of December 31, 2020 and 2019:
	December 31,
	2020	2019
($ in thousands)
SBA	$203,317	$56,295
Commercial, non-real estate	4,020	6,045
Residential real estate	17,740	22,495
Strategic Program loans	28,265	42,439
Commercial real estate	2,892	3,666
Consumer	5,543	5,722
Total loans	$261,777	$136,662
Loans held-for-sale	(20,948)	(25,109)
Total loans held for investment	$240,829	$111,553
Deferred loan fees, net	(2,556)	(1,297)
Allowance for loan losses	(6,199)	(4,531)
Net loans	$232,074	$105,725
During the year ended December 31, 2020, the Company originated 700 loans totaling $126.6 million of PPP loans. At December 31, 2020, net deferred loan fees related to PPP loans totaled $1.9 million, which will be recognized over the life of the loans and as borrowers are granted forgiveness. The SBA guarantees 100% of the outstanding balance, and that guarantee is backed by the full faith and credit of the United States. As of December 31, 2020, PPP borrowers have applied for and received forgiveness from the SBA for $19.3 million of PPP loan principal and have made $0.2 million of principal payments leaving $107.1 million of PPP loan principal outstanding. The loan forgiveness resulted in an acceleration of deferred loan fees of $0.4 million for the year ended December 31, 2020.
Strategic Program Loans – In 2016, the Company began originating loans with various third-party loan origination platforms that use technology and other innovative systems to streamline the origination of unsecured consumer and secured or unsecured business loans to a wide array of borrowers within certain approved credit profiles. Loans issued by the Company through these programs generally follow and are limited to specific predetermined underwriting criteria. The Company earns monthly minimum program fees from these third parties. Based on the volume of loans originated by the Company related to each Strategic Program, an additional fee equal to a percentage of the loans generated under the Strategic Program may be collected. The program fee is included within non-interest income on the Consolidated Statements of Income.
The Company generally retains the loans and/or receivables for a number of business days after origination before selling the loans and/or receivables to the Strategic Program loan origination platform or another investor. Interest income is recognized by the Company while holding the loans. These loans are classified as held-for-sale on the balance sheet.
The Company may also hold a portion of the loans or receivable and sell the remainder directly to the Strategic Programs or other investors. The Company generally services the loans originated through the Strategic Programs in consideration of servicing fees equal to a percentage of the loans generated under the Strategic Programs. In turn, the Strategic Program service providers, subject to the Company’s approval and oversight, serve as sub-servicer and perform typical primary servicing duties including loan collections, modifications, charging-off, reporting and monitoring.
Each Strategic Program establishes a “reserve” deposit account with the Company. The agreements generally require that the deposit reserve account balance does not fall below the dollar amount of the total loans outstanding currently held by the Company for the specific Strategic Program. If necessary, the Company has the right to withdraw amounts from the reserve account to fulfill loan purchaser obligations created under the program agreements. Total cash held in reserve by Strategic Programs at the Company at December 31, 2020 and 2019, was $18.6 million and $17.7 million, respectively.
Strategic Program loans retained and held-for-sale as of December 31, 2020 and 2019, are summarized as follows:
	December 31,
	2020	2019
($ in thousands)
Retained Strategic Program loans	$7,317	$17,330
Strategic Program loans held-for-sale	20,948	25,109
Total Strategic Program loans	$28,265	$42,439
Changes in the allowance for loan losses are summarized as follows:
December 31, 2020
($ in thousands)	SBA	Commercial, Non-Real Estate	Residential Real Estate	Strategic Program Loans	Commercial Real Estate	Consumer	Total
Beginning balance	$907	$64	$55	$3,430	$14	$61	$4,531
Charge-offs	(197)	(332)	—	(3,255)	—	(17)	(3,801)
Recoveries	—	—	—	236	5	1	242
Provision	210	500	800	3,700	—	17	5,227
Balance at end of year	$920	$232	$855	$4,111	$19	$62	$6,199
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$920	$232	$855	$4,111	$19	$62	$6,199
Loans receivable	$203,317	$4,020	$17,740	$7,317	$2,892	$5,543	$240,829
Ending balance individually evaluated for impairment	917	—	756	—	—	—	1,673
Ending balance collectively evaluated for impairment	$202,400	$4,020	$16,984	$7,317	$2,892	$5,543	$239,156
December 31, 2019
($ in thousands)	SBA	Commercial, Non-Real Estate	Residential Real Estate	Strategic Program Loans	Commercial Real Estate	Consumer	Total
Beginning balance	$1,075	$108	$95	$382	$14	$61	$1,735
Charge-offs	(279)	(145)	—	(2,212)	—	(30)	(2,666)
Recoveries	29	1	—	94	—	50	174
Provision (recapture)	82	100	(40)	5,166	—	(20)	5,288
Balance at end of year	$907	$64	$55	$3,430	$14	$61	$4,531
Ending balance individually evaluated for impairment	—	—	—	—	—	—	—
Ending balance collectively evaluated for impairment	$907	$64	$55	$3,430	$14	$61	$4,531
Loans receivable	$56,295	$6,045	$22,495	$17,330	$3,666	$5,722	$111,553
Ending balance individually evaluated for impairment	866	247	—	—	—	—	1,113
Ending balance collectively evaluated for impairment	$55,429	$5,798	$22,495	$17,330	$3,666	$5,722	$110,440

The following tables summarize impaired loans as of December 31, 2020 and 2019:
December 31, 2020
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
($ in thousands)
With no related allowance recorded
SBA	$917	$917	$—	$892	$45
Commercial, non-real estate	—	—	—	123	—
Residential real estate	756	756	—	378	—
Strategic Program loans	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$1,673	$1,673	$—	$1,393	$45
December 31, 2019
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
($ in thousands)
With no related allowance recorded
SBA	$866	$866	$—	$481	$24
Commercial, non-real estate	247	247	—	404	—
Residential real estate	—	—	—	—	—
Strategic Program loans	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$1,113	$1,113	$—	$885	$24
For the years ending December 31, 2020 and 2019, there were no impaired loans with an allowance recorded.
Nonaccrual and past due loans are summarized below as of December 31, 2020 and 2019:
December 31, 2020
($ in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due & Still Accruing	Total Past Due	Non-Accrual	Total

SBA	$202,501	$—	$—	$—	$—	$816	$203,317
Commercial, non-real estate	4,020	—	—	—	—	—	4,020
Residential real estate	17,740	—	—	—	—	—	17,740
Strategic Program loans	27,886	235	128	1	364	15	28,265
Commercial real estate	2,892	—	—	—	—	—	2,892
Consumer	5,543	—	—	—	—	—	5,543
Total	$260,582	$235	$128	$1	$364	$831	$261,777
December 31, 2019
($ in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due & Still Accruing	Total Past Due	Non-Accrual	Total
SBA	$55,417	$17	$—	$—	$17	861	$56,295
Commercial, non-real estate	5,798	—	—	—	—	247	6,045
Residential real estate	22,495	—	—	—	—	—	22,495
Strategic Program loans	41,925	369	145	—	514	—	42,439
Commercial real estate	3,666	—	—	—	—	—	3,666
Consumer	5,706	16	—	—	16	—	5,722
Total	$135,007	$402	$145	$—	$547	$1,108	$136,662

The amount of interest income for the years ended December 31, 2020 and 2019, that was not recorded on nonaccrual loans was approximately $0.1 million and $0.1 million, respectively.
In addition to past due and nonaccrual status criteria, the Company also evaluates loans using a loan grading system. Internal loan grades are based on current financial information, historical payment experience, and credit documentation, among other factors. Performance-based grades are summarized below:
Pass (Loan Grades 1-4) – A Pass asset is higher quality and does not fit any of the other categories described below. The likelihood of loss is considered remote.
Special Mention (Loan Grade 5) – A Special Mention asset has potential weaknesses that may be temporary or, if left uncorrected, may result in a loss. While concerns exist, the Company is currently protected and loss is considered unlikely and not imminent.
Classified Substandard (Loan Grade 6) – A Substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have well defined weaknesses and are characterized by the distinct possibility that the Company may sustain some loss if deficiencies are not corrected.
Classified Doubtful (Loan Grade 7) – A Doubtful asset has all the weaknesses inherent in a Substandard asset with the added characteristics that the weaknesses make collection or liquidation in full highly questionable.
Classified Loss (Loan Grade 8) – A loss loan has an existing weakness or weaknesses that render the loan uncollectible and of such little value that continuing to carry as an asset on the Bank’s book is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical nor desirable to defer writing off this basically worthless asset, even though partial recovery may be affected in the future.
The Company does not currently grade retained Strategic Program loans due to their small balances and homogenous nature. Credit quality for Strategic Program loans is highly correlated with delinquency levels. The Strategic Program loans are evaluated collectively for impairment.
Outstanding loan balances categorized by these credit quality indicators are summarized as follows at December 31, 2020 and 2019:
December 31, 2020 ($ in thousands)	Pass Grade 1-4	Special Mention Grade 5	Classified/ Doubtful/Loss Grade 6-8	Total
SBA	$200,360	$2,040	$917	$203,317
Commercial, non-real estate	3,960	60	—	4,020
Residential real estate	16,984	—	756	17,740
Commercial real estate	2,892	—	—	2,892
Consumer	5,543	—	—	5,543
Not Risk Graded
Strategic Program loans				28,265
Total at December 31, 2020	$229,739	$2,100	$1,673	$261,777
December 31, 2019 ($ in thousands)	Pass Grade 1-4	Special Mention Grade 5	Classified/ Doubtful/Loss Grade 6-8	Total
SBA	$54,659	$770	$866	$56,295
Commercial, non-real estate	5,798	—	247	6,045
Residential real estate	22,495	—	—	22,495
Commercial real estate	3,531	135	—	3,666
Consumer	5,722	—	—	5,722
Not Risk Graded
Strategic Program loans				42,439
Total at December 31, 2019	$92,205	$905	$1,113	$136,662

Loans modified and recorded as TDR’s during the years ended December 31, 2020 and 2019, consist of the following:
($ in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
December 31, 2020
SBA	3	$114	$114
Residential real estate	1	756	756
Total at December 31, 2020	4	$870	$870
Non-Accrual
SBA	1	$53	$53
December 31, 2019
Non-Accrual
SBA	1	$66	$66
At December 31, 2020 and 2019, there were no commitments to lend additional funds to debtors whose loan terms have been modified in a TDR. Loans modified and recorded as TDR’s during the years ended December 31, 2020 and 2019 included modifications to rate and term. There were no principal charge-offs recorded related to TDRs during the years ended December 31, 2020 and 2019.
The Company had a payment default (defined as the loan becoming more than 90 days past due, being moved to nonaccrual status, or the collateral being foreclosed upon) for a TDR modified within the previous 12 months pertaining to $0.1 million in principal for a SBA loan during the years ended December 31, 2020. The Company evaluated the restructuring for possible impairment but concluded that no impairment existed because payments were being received in arrears and adequate collateral existed. As a result, the Company did not recognize any provisions for loan losses or net charge-offs as a result of defaulted TDRs for the year ended December 31, 2020. No restructured loans incurred a default within 12 months of the restructure date during the year ended December 31, 2019.
COVID-Related Loan Deferments
As discussed in Note 1, the federal banking agencies issued guidance in March 2020 that short -term modifications (for example, six months) made to a borrower affected by the COVID -19 pandemic does not need to be identified as a TDR if the loan was current at the time of modification. The CARES Act also addressed COVID-19 related modifications and specified that such modifications made on loans that were current as of December 31, 2019 are not TDRs. The dollar amount of short-term modifications of loans held-for-investment not classified as troubled debt restructurings as of December 31, 2020 was $1.2 million.
Note 4 – Premises and Equipment
Premises and equipment at December 31, 2020 and 2019, consist of the following:
	December 31,
	2020	2019
($ in thousands)
Leasehold improvements	$80	$80
Furniture, fixtures, and equipment	1,782	1,526
Construction in progress	436	100
Total premises and equipment	$2,298	$1,706
Less accumulated depreciation	(1,034)	(780)
Premises and equipment, net	$1,264	$926
Depreciation expense was approximately $0.3 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively.

The Company leases its facilities under noncancelable operating leases. Rent expense for 2020 and 2019 was $0.4 million and $0.3 million, respectively. Future minimum annual rental payments for these leases are as follows ($ in thousands):
Year Ended December 31, 2021	$484
Year Ended December 31, 2022	126
Year Ended December 31, 2023	84
Year Ended December 31, 2024	50
Total	$744
Note 5 – Deposits
Major classes of deposits at December 31, 2020 and 2019, are as follows:
	December 31,
	2020	2019
($ in thousands)
Demand	$94,162	$53,554
Savings	7,435	5,380
Money markets	17,567	17,064
Time certificates of deposit	45,312	66,023
Total deposits	$164,476	$142,021
At December 31, 2020, the scheduled maturities of time deposits are as follows ($ in thousands):
Year Ended December 31, 2021	$18,764
Year Ended December 31, 2022	13,963
Year Ended December 31, 2023	7,530
Year Ended December 31, 2024	4,581
Year Ended December 31, 2025	474
Total	45,312
Time deposits with balances equal or greater than $250,000 totaled $3.1 million and $4.7 million at December 31, 2020 and 2019, respectively.
Note 6 – SBA Servicing Asset
The Company periodically sells portions of SBA loans and retains rights to service the loans. Loans serviced for others are not included in the accompanying balance sheet. The unpaid principal balances of SBA loans serviced for others was $140.1 million and $118.4 million at December 31, 2020 and 2019, respectively.
The following table summarizes SBA servicing asset activity for the periods indicated:
	For the Years Ended December 31,
($ in thousands)	2020	2019
Beginning balance	$2,034	$1,581
Additions to servicing asset	1,139	729
Amortization of servicing asset	(758)	(276)
Ending balance	$2,415	$2,034
The fair market value of the SBA servicing asset as of December 31, 2020 and 2019, was $2.53 million and $2.09 million, respectively. Fair value adjustments to servicing rights are mainly due to market -based assumptions associated with discounted cash flows, loan prepayment speeds, and changes in interest rates. A significant change in prepayments of the loans in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of servicing rights.

The Company assumed a weighted average prepayment rate of 16.42%, weighted average term of 3.64 years, and a weighted average discount rate of 10.00% at December 31, 2020.
The Company assumed a weighted average prepayment rate of 14.72%, weighted average term of 4.18 years, and a weighted average discount rate of 12.75% at December 31, 2019.
Note 7 – Capital Requirements
The Bank is subject to various regulatory capital requirements administered by federal and State of Utah banking agencies (the regulators). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off -balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk -weighting, and other factors. Prompt corrective action provisions are not applicable to the bank holding company.
Quantitative measures applicable for the year ended December 31, 2019, established by regulation to ensure capital adequacy required the Bank to maintain minimum amounts and ratios (set forth in the table below) to total and Tier 1 capital (as defined in the regulations) to risk -weighted assets (as defined), and of Tier 1 capital (as defined) to adjusted assets (as defined). Beginning January 1, 2020, the bank qualified and elected to use the community bank leverage ratio (CBLR) framework which requires the Bank to maintain minimum amounts and ratios of Tier 1 capital to average total consolidated assets. Management believes, as of December 31, 2020, that the Bank meets all capital adequacy requirements to which it is subject.
As of December 31, 2020 and 2019, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). The following table sets forth the actual capital amounts and ratios for the Bank and the minimum ratio and amount of capital required to be categorized as well-capitalized and adequately capitalized as of the dates indicated.
The Bank's actual capital amounts and ratios are presented in the following table:
	Actual		Minimum Capital Requirement		Well-Capitalized Requirement
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2020
Leverage ratio (CBLR election)	$37,806	16.6%	$18,212*	8.0%	$18,212*	8.0%
December 31, 2019
Tier 1 capital to average assets	$27,142	19.3%	$6,339	4.5%	$9,157	6.5%
Tier 1 capital to risk-weighted assets	27,142	19.3%	8,452	6.0%	11,270	8.0%
Total capital to risk-weighted assets	28,397	20.5%	11,270	8.0%	14,087	10.0%
Tier 1 leverage	27,142	16.2%	6,714	4.0%	8,393	5.0%
*
On March 27, 2020 the CARES Act became law. Section 4012 of the CARES Act directs the agencies to issue an interim final rule reducing the CBLR ratio requirement from 9% to 8% for the last two quarters of the year 2020, 8.5% for the calendar year 2021, and 9% thereafter.

Federal Reserve Board Regulations require maintenance of certain minimum reserve balances based on certain average deposits. The Bank had reserve requirements of $0.0 million and $0.5 million as of December 31, 2020 and 2019, respectively.
The Federal Reserve’s policy statement and supervisory guidance on the payment of cash dividends by a Bank Holding Company (“BHC”), such as FinWise Bancorp, expresses the view that a BHC should generally pay cash dividends on common stock only to the extent that (1) the BHC’s net income available over the past year is sufficient to cover the cash dividend, (2) the rate of earnings retention is consistent with the organization’s expected future needs and financial condition, and (3) the minimum regulatory capital adequacy ratios are met. Should an insured depository institution controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators (in the case of the Bank, the FDIC) may choose to require prior Federal Reserve approval for any capital distribution by the BHC.

In addition, since FinWise Bancorp is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, an ability to pay dividends depends on the ability of the Bank to pay dividends to FinWise Bancorp and the FDIC and the Utah Department of Financial Institutions (“UDFI”) may, under certain circumstances, prohibit the payment of dividends to FinWise Bancorp from the Bank.
Utah law places restrictions on the declaration of dividends by Utah state-chartered banks to their shareholders. Subject to certain other restrictions, before any dividend may be declared by the Bank, not less than 10% of the net profits of the Bank must be transferred to a surplus fund until the surplus equals 100% of the Bank’s capital stock. This may decrease any amount available for the payment of dividends in a particular period if the surplus funds for the Bank fail to comply with this limitation. Utah corporate law also requires that dividends can only be paid out of funds legally available.
The Company has not paid any cash dividends on its common stock since inception and it currently has no plans to pay cash dividends in the foreseeable future. However, the Company’s Board of Directors may declare a cash or stock dividend out of retained earnings provided the regulatory minimum capital ratios are met. The Company plans to maintain capital ratios that meet the well-capitalized standards per the regulations and, therefore, would limit dividends to amounts that are appropriate to maintain those well-capitalized regulatory capital ratios.
Note 8 – Commitments and Contingent Liabilities
Federal Home Loan Bank Secured Line of Credit
As of December 31, 2020 and 2019, the Bank’s available line of credit with the FHLB to borrow in overnight funds was $4.4 million and $4.6 million, respectively. All borrowings are short-term and the interest rate is equal to the correspondent bank's daily federal funds purchase rate. As of December 31, 2020, no amounts were outstanding under the line of credit. Loans totaling $6.1 million and $5.4 million were pledged to secure the FHLB line of credit as of December 31, 2020 and 2019, respectively.
Line of Credit
At December 31, 2020, we had the ability to access $1.8 million from the Federal Reserve Bank’s Discount Window on a collateralized basis. Through Zions Bank, the Bank had an available unsecured line available of $1.0 million. The Bank had an available line of credit with Bankers’ Bank of the West to borrow up to $1.05 million in overnight funds. We also maintain a $6.1 million line of credit with Federal Home Loan Bank, secured by specific pledged loans. We had no outstanding balances on the unsecured or secured lines of credit as of December 31, 2020.
Paycheck Protection Program Liquidity Facility
On April 20, 2020, the Bank was approved by the Federal Reserve to access its SBA Paycheck Protection Program Liquidity Facility (“PPPLF”) through the discount window. The PPPLF enables the Company to fund PPP loans without taking on additional liquidity or funding risks because the Company is able to pledge PPP loans as collateral to secure extensions of credit under the PPPLF on a non-recourse basis. Borrowings under the PPPLF have a fixed-rate of 0.35%, with a term that matches the underlying loans. The Bank pledged $101.0 million of PPP loans as eligible collateral under the PPPLF borrowing arrangement at December 31, 2020. The average outstanding borrowings were $49.0 million during the year December 31, 2020.
Commitments to Extend Credit
In the ordinary course of business, the Bank has entered into commitments to extend credit to customers which have not yet been exercised. These financial instruments include commitments to extend credit in the form of loans. Those instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

At December 31, 2020 and 2019, financial instruments with off-balance-sheet risk were as follows:
	December 31,
	2020	2019
($ in thousands)
Revolving, open-end lines of credit	$757	$1,157
Commercial real estate	14,468	12,577
Other unused commitments	928	321
	$16,153	$14,055
Note 9 – Investment in Business Funding Group, LLC
On December 31, 2019, the Company purchased from certain members of BFG a 10% membership interest in exchange for an aggregate of 158,464 shares of par value $0.001 Common Stock of the Company. The exchange was accounted for at fair value based on the fair value of the Company’s shares of approximately $3.5 million.
The Company’s 10% membership interests of BFG are comprised of Class A Voting Units representing 4.96% of the aggregate membership interests of BFG and Class B Non-Voting Units representing 5.04% of the aggregate membership interests of BFG. The other existing members of BFG jointly own the remaining 90% of the outstanding membership interests, on a fully-diluted basis – all of which membership interests are Class A Voting Units. Based on the Company’s accounting policy with respect to investments in limited liability companies, the Company concluded that its level of ownership was indicative of significant influence and, as a result, the investment would be accounted for using the equity method. However, the Company elected the fair value option for its investment due to cost-benefit considerations. The Company received distributions from BFG in the amounts of $0.5 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively. These distributions were recorded in the Consolidated Balance Sheets as decreases in the investment in BFG.
On March 31, 2020, the Company entered into an agreement with BFG whereby the Company has the right of first refusal to purchase additional interests in BFG from any selling members. Additionally, the Company was granted an option to purchase all, but not less than all, of the interests in BFG from the remaining members for an earnings multiple between 10 times and 15 times net profit based on the fiscal year ended immediately prior to the exercise of the option. The option period begins on January 1, 2021 and expires on January 1, 2028. In consideration of granting the first right of refusal and the option, BFG members received 45,000 warrants in the aggregate. The warrants have an exercise price of $40.00 per share and the warrants expire on March 31, 2028. The warrants are free-standing equity instruments and, as a result, are classified within equity at the fair value on the issuance date. The fair value of the warrants was determined by our board of directors with input from management, relying in part upon valuation reports prepared by a third-party valuation firm using a Black-Scholes option pricing model adjusted for a lack of marketability since the Company’s stock is not publicly traded. The resulting fair value of the warrants was $1.11 per share.
For further discussion on the Company’s investment in BFG, see Note 15 Related Parties.
Note 10 – Stock-Based Compensation
Stock option plans
The Company utilizes stock-based compensation plans, as well as discretionary grants, for employees, directors and consultants to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives and to promote the success of the Company’s business.
The 2019 Stock Option Plan (“2019 Plan”) was adopted on June 20, 2019 following approval by the Company’s Board of Directors and shareholders. The 2019 Plan provides for the issuance of non-statutory stock options and restricted stock to employees, directors and consultants. The 2019 Plan also provides for the issuance of incentive stock options only to employees. The 2019 Plan authorizes the issuance of 100,000 common shares. The 2019 Plan will terminate as to future awards 10 years from the later of the effective date or the earlier of the most recent Board or stockholder approval of an increase in the number of shares reserved for issuance under the 2019 Plan. At December 31, 2020, 34,221 shares are available for future issuance.
The 2016 Stock Option Plan (“2016 Plan”) was adopted on April 20, 2017 following approval by the Company’s Board of Directors and shareholders. The 2016 Plan provides for the issuance of non-statutory stock options and restricted stock to employees, directors and consultants. The 2016 Plan also provides for the issuance of incentive stock options only to employees. The 2016 Plan authorizes the issuance of 49,938 common shares. The 2016 Plan will terminate as to future awards 10 years from the later of the effective date or the earlier of the most recent Board or stockholder approval of an increase in the number of shares reserved for issuance under the 2016 Plan. At December 31, 2020, 1,502 shares under 2016 Plan are available for future issuance.
The stock-based incentive awards for both the 2019 Plan and the 2016 Plan (collectively, the “Plans”) are granted at an exercise price not less than the fair market value of the shares on the date of grant, which is based on a Black-Scholes valuation model, in the case of options, or based on the fair value of the stock at the grant date, in the case of restricted stock. Vesting of the options vary by employee or director and can have a term no more than 10 years, with the options generally having vesting periods ranging from 1 to 5 years. No shares had been granted under the 2016 Plan prior to 2018.
Under both Plans, if an award expires or becomes un-exercisable without having been exercised in full, or is surrendered pursuant to an exchange program, the unpurchased shares that were subject thereto shall become available for future grant or sale under the Plans. However, shares that have actually been issued under the Plans, upon exercise of an award, shall not be returned to the Plans and shall not become available for future distribution under the Plans, except that if unvested shares of restricted stock are repurchased by the Company at their original purchase price, such shares shall become available for future grant under the Plans.
Other stock-based compensation
On December 24, 2019, the Board approved a discretionary grant of 6,819 non-statutory stock options to an employee. Pursuant to the stock option agreement, 1,364 options vested on the grant date and the remainder of the options vest based on the accelerated attribution method. The stock options will be fully vested on December 1, 2023. The stock options will expire on December 24, 2029.
On December 24, 2019, the Board approved a restricted stock discretionary grant of 178,791 shares to certain employees. Pursuant to the awards agreement, 58,642 shares vested on the grant date and were repurchased by the Company on December 31, 2019 to pay for employee withholding taxes. The remaining shares vest based on the accelerated attribution method and will be fully vested on December 1, 2023.
Stock options
The grant date fair value is determined using the Black-Scholes option valuation model.
The assumptions for expected life reflected management’s judgment and include consideration of historical experience. Expected volatility is based on data from comparable public companies for the expected option term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are estimated based on the Company’s historical forfeiture experience. Management believes that the assumptions used in the option-pricing model are highly subjective and represent only one estimate of possible value, as there is no active market for the options granted. The table below summarizes the assumptions used:
For the Years Ended December 31,
	2020	2019
Risk-free interest rate	0.5% - 1.8%	1.7% - 2.6%
Expected term in years	5.0 - 7.5	5.0 - 7.5
Expected volatility	41.3% - 43.7%	41.3% - 44.8%
Expected dividend yield	-	-

The following summarizes stock option activity for the years ended December 31, 2020 and 2019:
	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	32,886	$14.20	9.0	$30,614
Options granted	61,248	20.80	9.7	63,250
Options exercised	(8,794)	14.18		67,290
Options forfeited	(700)	16.33		3,850
Outstanding at December 31, 2019	84,640	$18.96	9.3	$243,061
Options granted	65,100	28.17	4.0	70,626
Options exercised	(5,796)	14.19		68,863
Options forfeited	(37,500)	29.21		22,235
Outstanding at December 31, 2020	106,444	$21.24	8.6	$653,991
Options vested and exercisable at December 31, 2020	46,618	$22.62	8.6	$245,877
The weighted average grant-date fair value of options per share granted was $8.21 and $8.70 during 2020 and 2019, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2020 and 2019 were $0.02 million and $0.1 million, respectively. During 2020, the Company received proceeds of approximately $0.1 million from the exercise of stock options and recognized a tax benefit of $0 million from the exercise of stock options. Upon exercise of the stock options, the Company will issue new authorized shares.
Restricted stock
The following table summarizes restricted stock awards activities:
	Number of Shares	Weighted Average Grant Price
Unvested as of as of January 1, 2019	—	$—
Granted	178,791	21.83
Vested	(58,646)	21.83
Unvested as of December 31, 2019	120,145	$21.83
Vested	(16,534)	21.83
Unvested as of December 31, 2020	103,611	$21.83
The aggregate fair value of restricted stock that vested was approximately $0.4 million and $1.3 million for the year ended December 31, 2020 and 2019, respectively.
Stock-based compensation expense
The following tables present pre-tax and after-tax stock-based compensation expense recognized:
	For the Years Ended December 31,
($ in thousands)	2020	2019
Pre-tax
Stock options	$389	$263
Restricted shares	1,367	1,502
Total	$1,756	$1,765
After-tax
Stock options	$357	$260
Restricted shares	1,658	2,133
Total	$2,015	$2,393

As of December 31, 2020, the Company had unrecognized stock-based compensation expense related to stock options and restricted stock of approximately $0.2 million and $1.2 million, respectively, which is expected to be recognized over the remaining weighted average recognition period of 8.6 and 1.4 years.
Employee stock-based compensation expense is recorded within Salaries and employee benefits and was $1.7 million and $1.7 million for the years ending December 31, 2020 and 2019, respectively . Stock-based compensation for all others is recorded within Other operating expenses and was $0.1 million and $0.1 million for the years ending December 31, 2020 and 2019, respectively.
Note 11 – Fair Value of Financial Instruments
The Company measures and discloses certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (that is, not a forced liquidation or distressed sale). GAAP establishes a consistent framework for measuring fair value and disclosure requirements about fair value measurements. Among other things, the standard requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s estimates for market assumptions. These two types of inputs create the following fair value hierarchy.
Level 1 – Quoted prices in active markets for identical instruments. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.
Level 2 – Observable inputs other than Level 1 including quoted prices in active markets for similar instruments, quoted prices in less active markets for identical or similar instruments, or other observable inputs that can be corroborated by observable market data.
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs from nonbinding single dealer quotes not corroborated by observable market data. In developing Level 3 measurements, management incorporates whatever market data might be available and uses discounted cash flow models where appropriate. These calculations include projections of future cash flows, including appropriate default and loss assumptions, and market-based discount rates.
The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize at a future date. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values. Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period.
The following methods were used to estimate the fair value of each class of financial instruments:
Cash and cash equivalents: The carrying amount of these items is a reasonable estimate of their fair value.
Investment securities held-to-maturity: The estimated fair values of investment securities are priced using current active market quotes, if available, which are considered Level 1 measurements. For most of the portfolio, matrix pricing based on the securities’ relationship to other benchmark quoted prices is used to establish the fair value. These measurements are considered Level 2.
Investment in Federal Home Loan Bank stock: The fair value is based upon the redemption value of the stock, which equates to the carrying value.
Strategic Program loans held-for-sale: The carrying amount of these items is a reasonable estimate of their fair value.

Loans held for investment: The fair value is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types’ fair value approximated carrying value because of their floating rate or expected maturity characteristics.
SBA servicing asset: The fair value of servicing assets is based on, in part, third -party valuations that project estimated future cash inflows that include servicing fees and outflows that include market rates for costs of servicing. The present value of the future cash flows are calculated utilizing market-based discount rates. The market-based discount rates represent risk spreads based on secondary market transactions utilizing calculated prepayment curves. Due to the fact that observable loan transactions are used to determine the risk spreads, the Company considers the measurement to be Level 2.
Investment in BFG: The Company purchased its ownership interest in BFG on December 31, 2019. The Company’s valuation utilized the average of the discounted cash flow method and the Guideline Public Company method. A 20% lack of marketability discount was applied to the valuation as well as a 4.50% discount to non-voting shares to arrive at fair value.
Deposits: The carrying amount of deposits with no stated maturity, such as savings and checking accounts, is a reasonable estimate of their fair value. The market value of certificates of deposit is based upon the discounted value of contractual cash flows. The discount rate is determined using the rates currently offered on comparable instruments.
Accrued interest receivable and payable: The fair value of accrued interest receivable and payable approximates their carrying amount.
PPP Liquidity Facility: The fair value of PPPLF is estimated using a discounted cash flow based on the remaining contractual term and current borrowing rates for similar terms.
		December 31, 2020		December 31, 2019
($ in thousands)	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	1	$47,383	$47,383	$34,779	$34,779
Investment securities held-to-maturity	2	1,809	1,879	453	466
Investment in FHLB stock	2	205	205	140	140
Loans held for investment	3	232,074	211,299	105,725	98,709
Loans held-for-sale	2	20,948	20,948	25,109	25,109
Accrued interest receivable	2	1,629	1,629	943	943
SBA servicing asset	2	2,415	2,532	2,034	2,090
Investment in BFG	3	3,770	3,770	3,459	3,459
Financial liabilities:
Total deposits	2	164,476	164,845	142,021	139,224
Accrued interest payable	2	195	195	64	64
PPP Liquidity Facility	2	101,007	105,886	—	—

Assets measured at fair value on a nonrecurring basis are summarized as follows:
($ in thousands)		Fair Value Measurements Using
Description of Financial Instrument	Fair Value	Level 1	Level 2	Level 3
December 31, 2020
Nonrecurring assets
Impaired loans	$1,673	$—	$—	$1,673
December 31, 2019
Nonrecurring assets
Impaired loans	$1,113	$—	$—	$1,113

Impaired loans – The loan amount above represents loans impaired as of year-end that have been adjusted to fair value. When collateral dependent loans are identified as impaired, the impairment is measured using the current fair value of the collateral securing these loans, less selling costs. The fair value of real estate collateral is determined using collateral valuations or a discounted cash flow analysis using inputs such as discount rates, sale prices of similar assets, and term of expected disposition. Some appraised values are adjusted based on management’s review and analysis, which may include historical knowledge, changes in market conditions, estimated selling and other anticipated costs, and/or expertise and knowledge. The loss represents charge-offs or impairments on loans for adjustments made based on the fair value of the collateral.
Quantitative information for Level 3 fair value measurements – The range and weighted average of the significant unobservable inputs used to fair value Level 3 nonrecurring assets during the years ended December 31, 2020 and 2019, along with the valuation techniques used, are shown in the following table:
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
December 31, 2020
Impaired loans	$1,673	Market comparable	Adjustment to appraisal value	0.73%

December 31, 2019
Impaired loans	$1,113	Market comparable	Adjustment to appraisal value	6.40%
Note 12 – Income Taxes
The components of income tax expense consist of the following:
Income tax expense consist of
	For the Years Ended December 31,
($ in thousands)	2020	2019
Current tax expense
Federal	$3,385	$2,465
State	869	701
Deferred tax expense (benefit)
Federal	(252)	9
State	(60)	2
Income tax expense	$3,942	$3,177
The components of net deferred income tax assets and liabilities on the balance sheet at December 31, 2020 and 2019, are as follows:
	December 31,
($ in thousands)	2020	2019
Deferred tax assets
Reserve for loan loss	$872	$883
Accrued bonuses	11	5
Nonqualified stock options	32	3
Other	15	85
Total deferred tax assets	930	976
Deferred tax liabilities
Stock compensation	(291)	(631)
Intangibles	(2)	(6)
Net book value of fixed assets	(185)	(199)
Total deferred tax liabilities	(478)	(836)
Net deferred tax asset	$452	$140

The income tax expense recorded differs from the expected income tax expense and the reconciliation of these differences is as follows at December 31, 2020 and 2019:
	For the Years Ended December 31,
($ in thousands)	2020	2019
Federal income tax expense at statutory rates	$3,171	$2,693
Effect of permanent differences	67	79
State income tax expense, net	603	516
Other	101	(111)
Income tax expense	$3,942	$3,177
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2020 and 2019, the Company recognized approximately $0.02 million and $0, respectively, of interest or penalties. The Company files a United States federal income tax return and state income tax returns in Utah and New York. Open tax years that are potentially subject to examination related to the U.S. federal jurisdiction are 2017 and subsequent years.
The Company had no unrecognized tax benefits at December 31, 2020.
Note 13 – Shareholders’ Equity
Stock Repurchases
During 2020, the Company repurchased 14,033 shares of its common stock at an average price of $22.06 and a total cost of $0.3 million. The repurchase of shares by the Company are considered authorized but unissued shares upon acquisition.
During 2019, the Company repurchased 7,230 shares of common stock for an average price per share of $12.29 at an aggregate cost of $0.1 million.
Note 14 – Retirement Plan
The Company has established an employee directed 401(k) plan (Plan). The Plan requires the Company to annually contribute a “Safe Harbor” profit sharing contribution for all eligible participants. In addition, the Plan allows the Company, at its discretion, to make a matching contribution or additional profit sharing contribution based on each eligible employee's compensation for the Plan year. The participants must be at least 21 years of age and have at least one year of service in order to be eligible for matching and profit-sharing contributions. The Company made profit-sharing contributions to the Plan of $0.3 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.
Note 15 – Related Parties
In the ordinary course of business, the Company may grant loans to certain executive officers and directors and the companies with which they are associated. The Company had loans outstanding to related parties of $0.04 million and $0.0 million as of December 31, 2020 and 2019, respectively. Total deposits from certain executive officers and directors and the companies with which they are associated were $0.7 million and $0.3 million as of December 31, 2020 and 2019, respectively.
BFG is a small business loan broker, primarily under the SBA’s 7(a) loan program. As noted in Note 9 Investments above, the Company has a 10% ownership in the outstanding membership units of BFG. The Company underwrites loans sourced by BFG in its normal course of business. If approved and funded, the Company pays BFG a commission fee based on the amount funded. There is no guarantee or commitment made by the Company to BFG to approve or fund loans referred by BFG. The Company is able to use its sole discretion in deciding to approve and fund loans referred by BFG.

Note 16 – Earnings per Share
The following table is a reconciliation of the components used to derive basic and diluted EPS for the years ended December 31, 2020 and 2019 ($ in thousands, except share and per share amounts):
	For the Years Ended December 31,
	2020	2019
Numerator:
Net income	$11,198	$9,659
Amount allocated to participating common shareholders(1)	(837)	(22)
Net income allocate to common shareholders	$10,361	$9,637
Denominator:
Weighted average shares outstanding, basic	1,337,565	1,173,149
Weighted average shares outstanding, diluted	1,344,939	1,175,559
Earnings per share, basic	$7.75	$8.21
Earnings per share, diluted	$7.70	$8.20
(1)	Represents earnings attributable to holders of unvested restricted stock issued outside of the Plan to the Company's employees.
There were no anti-dilutive options for the periods reported in the table above.
Note 17 – Revenue Recognition
The following is a summary of the Company’s revenue disaggregated by contracts with customers and revenue outside the scope of ASC 606:
	For the Years Ended December 31,
($ in thousands)	2020	2019
Interest income
Interest income, not-in-scope
Interest and fees on loans	$29,271	$20,728
Interest on securities	34	16
Other interest income	201	664
Total interest income	$29,506	$21,408
Non-interest income
Non-interest income, in-scope
Service charges on deposit accounts	$35	$88
Strategic Program set up fees	148	343
Non-interest income, not in-scope
Strategic Program fees	8,992	8,090
Gain on sale of loans	2,849	4,167
SBA loan servicing fees	1,028	607
Unrealized gain on investment in BFG	856	122
Other miscellaneous income	14	13
Strategic Program service charges	451	433
Total non-interest income	$14,373	$13,863

Note 18 – Condensed Financial Statements of Parent
Financial information pertaining only to FinWise Bancorp, on a parent-only basis, is as follows as of and for the years ended December 31, 2020 and 2019:
Balance Sheets
	December 31,
($ in thousands)	2020	2019
ASSETS
Cash and cash equivalents	$2,217	$359
Investment in subsidiary bank	40,717	29,327
Investment in Business Funding Group (BFG), at fair value	3,770	3,459
Other assets	105	31
Total assets	$46,809	$33,176
LIABILITIES AND SHAREHOLDERS' EQUITY
Deferred taxes, net	$46	$—
Income taxes payable	11	67
Other liabilities	880	14
Shareholders' equity	45,872	33,095
Total liabilities and shareholders' equity	$46,809	$33,176
Statement of Income
	For the Years Ended December 31,
($ in thousands)	2020	2019
Non-interest income
Change in fair value on investment in BFG	$856	$122
Equity in undistributed earnings of subsidiary	11,390	10,227
Total non-interest income	12,246	10,349
Non-interest expense
Salaries and employee benefits	572	578
Loss on investment in BFG	50	—
Other operating expenses	485	304
Total non-interest expense	1,107	882
Income before income tax expense	11,139	9,467
Provision for income taxes	(59)	(192)
Net income	$11,198	$9,659

Statements of Cash Flows
	For the Years Ended December 31,
($ in thousands)	2020	2019
Cash flows from operating activities:
Net income	$11,198	$9,659
Adjustments to reconcile net income to net cash from
operating activities
Change in fair value of BFG	(856)	—
Loss on investment in BFG	50	—
Stock-based compensation expense	1,756	1,765
Deferred income tax expense	(56)	67
Net changes in:
Income tax receivable	46	—
Other assets	(74)	75
Other liabilities	866	245
Net cash provided by operating activities	12,930	11,811
Cash flows from investing activities:
Investment in subsidiary bank	(11,390)	(10,228)
Distributions of BFG	545	—
Net cash used in investing activities	(10,845)	(10,228)
Cash flows from financing activities:
Proceeds from exercise of stock options	82	125
Repurchase of restricted stock to pay for employee withholding taxes	(268)	(1,280)
Repurchase of common stock	(41)	(89)
Net cash used in financing activities	(227)	(1,244)
Net change in cash and cash equivalents	1,858	339
Cash and cash equivalents, beginning of year	359	20
Cash and cash equivalents, end of year	$2,217	$359
Non-cash financing and investing activities:
Issuance of common stock for investment in BFG	$—	$3,459
Issuance of common stock in lieu of cash bonus	$—	$231
Note 19 – Subsequent Events
Subsequent events are events or transactions that occur after the date of the most recent balance sheet but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing of the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the date of the balance sheet and before the financial statements are available to be issued.
The Company has evaluated subsequent events through May 11, 2021 which is the date the consolidated financial statements are available to be issued.
On January 1, 2021, the Company granted 20,000 stock options outside the 2016 Plan and the 2019 Plan to purchase shares of the Company’s common stock to certain executive officers. The stock options have a grant date fair value of $11.03 per share, estimated using the Black-Scholes option pricing model based on a $26.99 per share value of the underlying common shares and an exercise price of $26.99 per option as determined by our board of directors, resulting in an aggregate fair value of approximately $0.2 million. The stock options were vested immediately and expensed in the first quarter of 2021.
On January 1, 2021, the Company granted 1,500 stock options under the 2016 Plan and 17,600 stock options under the 2019 Plan to purchase shares of the Company’s common stock to various Company employees. The stock options have grant date fair values ranging between $11.58 and $13.00 per share, estimated using the Black-Scholes option pricing model based on a $26.99 per share value of the underlying common shares and an exercise price of $26.99 per option as determined by our board of directors, resulting in an aggregate fair value of approximately $0.2 million. The stock options will vest in equal amounts over five years. The Company expects to record salaries and employee benefits expenses of approximately $0.2 million related to these stock option grants subsequent to December 31, 2020 over the remaining weighted average recognition period of approximately 3 years.
On January 13, 2021, the Company granted 110,000 stock options outside of the 2016 Plan and the 2019 Plan to purchase shares of the Company’s common stock to Company directors. The stock options have grant date fair values ranging between $6.90 and $7.93 per share, estimated using the Black-Scholes option pricing model based on a $26.99 per share value of the underlying common shares and an exercise price ranging between $30.00 and $50.00 per option as determined by our board of directors, resulting in an aggregate fair value of approximately $0.5 million. Of the 110,000 stock options, 28,000 were vested immediately because these grants were for service during the year ended December 31, 2020 (the “2020 Director Options”), 42,000 will vest on January 1, 2022 (the “2021 Director Options”) and 40,000 would vest upon meeting certain established performance goals (the “Performance Options”). On March 30, 2021, 17,500 of the 2020 Director Options and 31,500 of the 2021 Director Options to purchase shares of the Company’s common stock were cancelled. On March 31, 2021, 40,000 Performance Options were forfeited because certain established performance goals were not met. The Company expects to record other operating expenses of approximately $0.3 million related to these stock option grants subsequent to December 31, 2020 over the remainder of 2021.

  Shares
FINWISE BANCORP

Common Stock

Prospectus

  , 2021

Joint Book-Running Managers
Piper Sandler & Co.	UBS Investment Bank
Co-Manager
Stephens Inc.
Through and including   , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered. We will pay for all of such costs and expenses. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee:
SEC registration fee	$5,455
FINRA filing fee	$9,125
NASDAQ listing fees and expenses	$*
Transfer agent and registrar fees and expenses	$*
Printing fees and expenses	$*
Legal fees and expenses	$*
Underwriter expenses	$*
Accounting expenses	$*
Miscellaneous expenses	$*
Total	$*
*	To be furnished by amendment
ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Article VI of the Articles of Incorporation, as amended, of FinWise Bancorp, or the Corporation, sets forth the circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:
Article X, Section 10.02 of the Company’s bylaws requires the Company to indemnify any director made a party to a proceeding because he or she is or was a director if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, the Company’s best interests, and in the case of any criminal proceeding, he or she had no reason to believe the conduct was unlawful. Sections 10.03 and 10.07 requires the Company to indemnify, respectively, directors and officers, who were successful in the defense of any claim to which he or she was a party as a result of being an officer or director of the Company. The Company is also required to reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standards of conduct described above with respect to Section 10.02; the director furnishes to the corporation a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct; and a determination is made that the facts then known to those making the determination would not preclude indemnification. An officer or director how is a party to a proceeding may apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. The Company may not indemnify a director under Section 10.02 unless a determination has been made in the specific case that indemnification of the director is permissible in the circumstances because the director has met the applicable standard of conduct discussed above and set forth in Section 10.02. The Company may advance expenses to a director after the written affirmation and undertaking are received and the required determination made. Pursuant to the Company’s Articles of Incorporation, and to the fullest extent permitted by the Utah Revised Business Corporation Act, no director shall be personally liable to the Company or its shareholders for monetary damages for any action taken or any failure to take any action, as a director, except for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) an intentional infliction of harm on the Company or the shareholders; (iii) a violation of the Utah Revised Business Corporation Act; or (iv) an intentional violation of a criminal law; provided, that to the extent that this provision conflicts with or contradicts the provisions of 12 C.F.R. § 359.3 with respect to a “prohibited indemnification payment,” as such term is defined in 12 C.F.R. § 359.1(l), as such regulations now exist or may hereafter be amended, such regulations shall control over the limitation of directors’ liability otherwise provided in this Section 10.09.

The Utah Revised Business Corporation Act provides, in pertinent part, as follows:
Except as otherwise provided in the Utah Revised Business Corporation Act (URBCA), a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director of the corporation against liability incurred in the proceeding if:
•	His conduct was in good faith.
•	He reasonably believed that his conduct was in, or not opposed to, the corporation’s best interests.
•	In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.
However, a corporation may not indemnify a director in connection with either:
•	A proceeding by or in the right of the corporation in which the director was determined to be liable to the corporation.
•
Any other proceeding charging that the director derived an improper personal benefit (whether or not the proceeding involved action in the director’s official capacity), in which proceeding the director was determined to be liable on the basis that the director derived an improper personal benefit.

A corporation may pay for or reimburse reasonable expenses incurred by a director who is a party to a proceeding in advance of a final disposition if:
•	The director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 16-10a-902 of the Utah Code.
•	The director furnishes to the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct.
•	A determination is made that the facts then known to those making the determination would not preclude indemnification.
A corporation must indemnify a director who was successful in the defense of any proceeding or claim to which the director was a party because of the director’s status as a director of the corporation against reasonable expenses incurred in defending the proceeding or claim for which the director was successful.
Unless a corporation’s articles of incorporation provide otherwise:
•	An officer of a corporation is entitled to mandatory indemnification to the same extent as a director of the corporation.
•	A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director.
•
A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than to a director. However, this must be consistent with public policy and provided for in the corporation’s articles of incorporation, bylaws, action of its board of directors, or contract.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.
Within the past three years, the Corporation has engaged in the following transactions that were not registered under the Securities Act:
(1)
In the past three years, the Company has granted (i) a net total of 16,850 stock options pursuant to the Company’s 2016 Plan (19,750 stock options granted; 2,900 options surrendered), (ii) a net total of 82,719 stock options pursuant to the Company’s 2019 Plan (93,710 stock options granted; 10,991 options surrendered), (iii) a net total of 46,319 stock options not pursuant to any plan (162,488 stock options granted; 116,169 options surrendered), and (iv) a net total of 45,000 warrants (45,000 warrants granted; no warrants surrendered), as of June 30, 2021. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and/or pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.
(2)
In the past three years, the Company has granted a net total of 166,719 shares of common stock (185,791 shares granted; 19,072 shares surrendered) to executives and directors as of June 30, 2021. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and/or pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.

(3)
In the past three years as of June 30, 2021, the Company has issued 14,654 shares of the Company’s common stock to employees in lieu of cash bonus for a purchase price of approximately $0.2 million in the aggregate. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and/or pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.

(4)
Between June 30, 2018 and July 31, 2018, the Company issued 102,000 shares of the Company’s common stock for a purchase price of approximately $1.1 million in the aggregate to accredited investors. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and/or pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.

(5)
On December 31, 2019, the Company issued 158,464 shares of the Company’s common stock to members of BFG to acquire a 10% ownership interest in BFG for the purchase price of approximately $3.5 million in the aggregate. The securities issued in this transaction were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.
(b)	Financial Statement Schedules: All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.
ITEM 17.	UNDERTAKINGS.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby further undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement*
3.1	Third Amended and Restated Articles of Incorporation
3.2	Restated Bylaws
4.1	Specimen common stock certificate
4.2	Form of Warrant to BFG Members to Purchase Common Stock of FinWise Bancorp
5.1	Opinion of Kirton McConkie PC*
10.1	FinWise Bancorp 2019 Stock Option Plan(1)
10.2	Form of Stock Option Agreement under the FinWise Bancorp 2019 Stock Option Plan(1)
10.3	FinWise Bancorp 2016 Stock Option Plan(1)
10.4	Form of Stock Option Agreement under the FinWise Bancorp 2016 Stock Option Plan(1)
10.5	Form of Restricted Stock Award Agreement
10.6	Employment Agreement dated January 1, 2018, by and among FinWise Bancorp, FinWise Bank and David Tilis(1)(2)
10.7	Standstill Agreement dated January 19, 2016, by and between FinWise Bancorp and Business Funding Group
10.8	Right of First Refusal and Option Agreement dated March 31, 2020, by and among FinWise Bancorp and the members of Business Funding Group
10.9	Membership Interest Purchase Agreement dated December 31, 2019 by and among FinWise Bancorp, Business Funding Group and certain members of Business Funding Group
10.10	Sublease dated December 7, 2018, between Motorola Solutions, Inc. and FinWise Bancorp
10.11	Lease dated January 27, 1999, between FPA Sandy Mall Associates, LLC and FinWise Bancorp
10.12	First Amendment to Lease dated June 3, 2009, between FPA Sandy Mall Associates, LLC and FinWise Bancorp
10.13	Second Amendment to Lease dated April 25, 2014, between FPA Sandy Mall Associates, LLC and FinWise Bancorp
10.14	Lease dated December 2017, between North Village Centre, Inc. and FinWise Bancorp
21.1	Subsidiaries of FinWise Bancorp
23.1	Consent of Kirton McConkie PC (contained in Exhibit 5.1)*
23.2	Consent of Moss Adams LLP
24.1	Power of attorney (included on signature page)
*	To be filed by amendment.
(1)	Indicates a management contract or compensatory plan.
(2)	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(b)(10).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Murray, Utah, on the 15th day of July, 2021.
FINWISE BANCORP

By:	/s/ Kent Landvatter
Kent Landvatter President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kent Landvatter and Javvis Jacobson, and each of them individually, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.
Signature		Title	Date
By:	/s/ Kent Landvatter	President, Chief Executive Officer and Director (Principal Executive Officer)	July 15, 2021
Kent Landvatter

By:	/s/ Javvis Jacobson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2021
Javvis Jacobson

By:	/s/ Russell F. Healey, Jr.	Chairman of the Board	July 15, 2021
Russell F. Healey, Jr.

By:	/s/ Howard I. Reynolds	Vice Chairman of the Board	July 15, 2021
Howard I. Reynolds

By:	/s/ James N. Giordano	Director	July 15, 2021
James N. Giordano

By:	/s/ Thomas E. Gibson, Jr.	Director	July 15, 2021
Thomas E. Gibson, Jr.

By:	/s/ Lisa Ann Nievaard	Director	July 15, 2021
Lisa Ann Nievaard

By:	/s/ Jeana Hutchings	Director	July 15, 2021
Jeana Hutchings

By:	/s/ Gerald E. Cunningham	Director	July 15, 2021
Gerald E. Cunningham